As filed with the Securities and Exchange Commission on April 28, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LINKBANCORP, Inc.

(Exact name of Registrant as specified in its charter)

Pennsylvania	6022	82-5130531
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1250 Camp Hill Bypass

Suite 202

Camp Hill, PA 17011

(855) 569-2265

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andrew Samuel

Chief Executive Officer

LINKBANCORP, Inc.

1250 Camp Hill Bypass

Suite 202

Camp Hill, PA 17011

(855) 569-2265

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Benjamin M. Azoff, Esq. Gregory M. Sobczak, Esq. Luse Gorman, PC 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000	John W. Breda President and Chief Executive Officer Partners Bancorp 2245 Northwood Drive Salisbury, Maryland 21801 (410) 548-1100	Seth A. Winter, Esq. Gregory F. Parisi, Esq. Troutman Pepper Hamilton Sanders LLP 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 28, 2023

To the Shareholders of LINKBANCORP, Inc. and Partners Bancorp

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of LINKBANCORP, Inc. (“LINK”) and Partners Bancorp (“Partners”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed combination of LINK and Partners. We are requesting that you take certain actions as a holder of LINK common stock (a “LINK shareholder”) or as a holder of Partners common stock (a “Partners shareholder”).

On February 22, 2023, LINK and Partners entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Partners will merge with and into LINK, with LINK as the surviving entity (the “merger”). Immediately following the merger, The Bank of Delmarva, a Delaware chartered bank and a wholly-owned direct subsidiary of Partners (“TBOD”), will merge with and into LINKBANK, a Pennsylvania bank and a wholly-owned subsidiary of LINK (“LINKBANK”), with LINKBANK as the surviving bank (the “TBOD bank merger”). Immediately following the TBOD bank merger, Virginia Partners Bank, a Virginia chartered bank and a wholly-owned direct subsidiary of Partners (“VPB”), will merge with and into LINKBANK with LINKBANK as the surviving bank (the “VPB bank merger”, and together with the TBOD bank merger, the “bank mergers”, and the bank mergers together with the merger, the “mergers”).

In the merger, Partners shareholders will receive 1.150 shares of LINK common stock for each share of Partners common stock they own (the “exchange ratio”), subject to the payment of cash in lieu of fractional shares (“merger consideration”). Based on the $7.95 closing price of LINK’s common stock on the Nasdaq Capital Market on February 22, 2023, the last trading day before the public announcement of the merger, the exchange ratio represented approximately $9.14 in value for each share of Partners common stock, representing merger consideration of approximately $166.5 million on an aggregate basis. Based on the $[                ] closing price of LINK common stock on the Nasdaq Capital Market on [                ], 2023 the latest practicable trading day before the printing of the accompanying joint proxy statement/prospectus, the exchange ratio represented approximately $[                ] in value for each share of Partners common stock, representing merger consideration of approximately $[                ] million on an aggregate basis.

LINK shareholders will continue to own their existing shares of LINK common stock. The value of the LINK common stock at the time of completion of the merger could be greater than, less than or the same as the value of LINK common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of LINK common stock (Nasdaq trading symbol “LNKB”) and Partners common stock (Nasdaq trading symbol “PTRS”).

We expect the merger will qualify as a reorganization for federal income tax purposes. Accordingly, Partners shareholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of Partners common stock for LINK common stock or in the merger, except with respect to any cash received by such holders in lieu of fractional shares of LINK common stock.

Based on the exchange ratio and the number of shares of Partners common stock outstanding or reserved for issuance for Partners equity awards outstanding as of [                ], 2023, LINK expects to issue approximately [                ] million shares of LINK common stock to Partners shareholders in the aggregate in the merger. We estimate that former Partners shareholders will own approximately fifty-six percent (56%) and existing LINK shareholders will own approximately forty-four percent (44%) of the common stock of LINK following the completion of the merger.

LINK and Partners will each hold a special meeting of its respective shareholders in connection with the merger. At its respective special meetings, in addition to other business, LINK and Partners will ask their respective shareholders to approve the merger agreement. Information about these meetings and the mergers is contained in this document. We urge you to read this document carefully and in its entirety.

The special meeting of Partners shareholders will be held virtually via the internet on [                ], 2023 at [                ], Eastern Time. The special meeting of LINK shareholders will be held virtually via the internet on [                ], 2023 at [                ], Eastern Time.

Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.

This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the mergers. It also contains or references information about LINK and Partners and certain related matters. You are encouraged to read this joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page  32 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about LINK and Partners from documents that have been filed with the Securities and Exchange Commission that are incorporated into this joint proxy statement/prospectus by reference.

On behalf of the LINK and Partners boards of directors, thank you for your prompt attention to this important matter.

Sincerely,

Andrew Samuel Chief Executive Officer LINKBANCORP, Inc.	John W. Breda President and Chief Executive Officer Partners Bancorp

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either LINK or Partners, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The accompanying joint proxy statement/prospectus is dated [                ], 2023, and is first being mailed to holders of LINK common stock and holders of Partners common stock on or about [                ], 2023.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates important business and financial information about LINK and Partners from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov. You will also be able to obtain these documents free of charge from LINK by accessing LINK’s website at https://ir.linkbancorp.com or from Partners by accessing Partners’ website at https://www.partnersbancorp.com/investor-relations. You may also request these documents in writing, by email or by telephone, at the appropriate address below:

if you are a LINK shareholder: LINKBANCORP, Inc. 1250 Camp Hill Bypass, Suite 202 Camp Hill, PA 17011 Attention: Investor Relations Department (855) 569-2265	if you are a Partners shareholder: Partners Bancorp 2245 Northwood Drive Salisbury, Maryland 21801 Attention: Investor Relations (410) 548-1100

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the applicable special meeting. This means that holders of LINK common stock requesting documents must do so by [                ], 2023, in order to receive them before the LINK special meeting, and holders of Partners common stock requesting documents must do so by [                ], 2023, in order to receive them before the Partners special meeting.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [                ], 2023, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this document to holders of LINK common stock or holders of Partners common stock, nor the issuance by LINK of shares of LINK common stock pursuant to the merger agreement will create any implication to the contrary.

The information on LINK’s and Partners’ websites is not part of this document. References to LINK’s and Partners’ websites in this document are intended to serve as textual references only.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding LINK has been provided by LINK and information contained in, or incorporated by reference into, this document regarding Partners has been provided by Partners.

See “Where You Can Find More Information” beginning on page [●] of the accompanying joint proxy statement/prospectus for further information.

LINKBANCORP, Inc.

1250 Camp Hill Bypass, Suite 202

Camp Hill, PA 17011

NOTICE OF SPECIAL MEETING OF LINK SHAREHOLDERS

To LINKBANCORP, Inc. shareholders:

On February 22, 2023, LINKBANCORP, Inc. (“LINK”) and Partners Bancorp (“Partners”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a special meeting of holders of LINK common stock (the “LINK special meeting”) will be held on [                ], 2023 at [                ], Eastern Time. We are pleased to notify you of, and invite you to, the LINK special meeting which will be held virtually via the internet.

At the LINK special meeting, you will be asked to vote on the following matters:

1.

A proposal to approve the Agreement and Plan of Merger, dated as of February 22, 2023, by and between LINK and Partners, and the transactions contemplated by that agreement, pursuant to which Partners will merge with and into LINK, as more fully described in the accompanying joint proxy statement/prospectus (the “LINK merger proposal”);

2.

A proposal to approve an amendment, a copy of which is attached as Annex D, to LINK’s Articles of Incorporation (which we refer to as the “LINK charter”) to increase LINK’s authorized shares of common stock by 25 million to 50 million (the “LINK charter amendment proposal”); and

3.

A proposal to adjourn the LINK special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the LINK merger proposal or the LINK charter amendment proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of LINK common stock (the “LINK adjournment proposal”).

The LINK special meeting will be held in a virtual-only format conducted via live webcast. As more fully described in the “Questions & Answers” and “The LINK Special Meeting” sections of the accompanying joint proxy statement/prospectus, you are entitled to participate in the LINK special meeting if, as of the close of business on [                ], 2023, you held shares of LINK common stock registered in your name (a “record holder”), or if you held shares through a bank, broker, trustee or other nominee (a “beneficial owner”). Record holders will be able to attend the LINK special meeting online, ask questions and vote during the meeting by visiting [                ] and following the instructions. The password for the meeting, if requested, is [                ]. Please have your control number, which can be found on your notice, proxy card or voting instruction form, to access the meeting. If you are a beneficial owner, have a valid proxy for the LINK special meeting and register beforehand, you also will be able to attend the LINK special meeting online, ask questions and vote during the meeting. See the “Questions & Answers” section of the accompanying joint proxy statement/prospectus for more information, including technical support information for the virtual LINK special meeting.

The board of directors of LINK has fixed the close of business on [                ], 2023 as the record date for the LINK special meeting. Only holders of record of LINK common stock as of the close of business on the record date for the LINK special meeting are entitled to notice of the LINK special meeting or any adjournment or postponement thereof. Only holders of record of LINK common stock will be entitled to vote at the LINK special meeting or any adjournment or postponement thereof.

LINK has determined that holders of LINK common stock are not entitled to appraisal rights with respect to the proposed merger under Chapter 15 of the Pennsylvania Business Corporation Law of 1988, as amended.

The LINK board of directors unanimously recommends that holders of LINK common stock vote “FOR” the LINK merger proposal, “FOR” the LINK charter amendment proposal, and “FOR” the LINK adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of LINK common stock approve the LINK merger proposal and approve the LINK charter amendment proposal. The affirmative vote of a majority of the votes cast affirmatively or negatively by the holders of LINK common stock at the LINK special meeting is required to approve the LINK merger proposal and the LINK charter amendment proposal. Whether or not you plan to attend the LINK special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

By Order of the Board of Directors

Andrew Samuel
Chief Executive Officer
LINKBANCORP, Inc.

[                ], 2023

Partners Bancorp

2245 Northwood Drive

Salisbury, Maryland 21801

NOTICE OF SPECIAL MEETING OF PARTNERS SHAREHOLDERS

To Partners Bancorp Shareholders:

On February 22, 2023, LINKBANCORP, Inc. (“LINK”) and Partners Bancorp (“Partners”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a special meeting of holders of Partners common stock (the “Partners special meeting”) will be held on [                ], 2023 at [                ], Eastern Time. We are pleased to notify you of and invite you to the Partners special meeting which will be held virtually via the internet.

At the Partners special meeting, holders of Partners common stock will be asked to vote on the following matters:

1.

A proposal to approve the Agreement and Plan of Merger, dated as of February 22, 2023, by and between LINK and Partners, and the transactions contemplated by that agreement, pursuant to which Partners will merge with and into LINK, as more fully described in the accompanying joint proxy statement/prospectus (the “Partners merger proposal”).

2.

A proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of Partners in connection with the transactions contemplated by the merger agreement (the “Partners compensation proposal”).

3.

A proposal to adjourn the Partners special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Partners merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Partners common stock (the “Partners adjournment proposal”).

The Partners special meeting will be held in a virtual-only format conducted via live webcast. As more fully described in the “Questions & Answers” and “The Partners Special Meeting” sections of the accompanying joint proxy statement/prospectus, you are entitled to participate in the Partners special meeting if, as of the close of business on [                ], 2023, you held shares of Partners common stock registered in your name (a “record holder”), or if you held shares through a bank, broker, trustee or other nominee (a “beneficial owner”). Record holders will be able to attend the Partners special meeting online, ask questions and vote during the meeting by visiting [                ] and following the instructions. The password for the meeting, if requested, is [                ]. Please have your control number, which can be found on your notice, proxy card or voting instruction form, to access the meeting. If you are a beneficial owner and have a valid proxy for the Partners special meeting, you also will be able to attend the Partners special meeting online, ask questions and vote during the meeting. See the “Questions & Answers” section of the accompanying joint proxy statement/prospectus for more information, including technical support information for the virtual Partners special meeting.

The board of directors of Partners has fixed the close of business on [                ], 2023 as the record date for the Partners special meeting. Only holders of record of Partners common stock as of the close of business on the record date for the Partners special meeting are entitled to notice of the Partners special meeting or any adjournment or postponement thereof. Only holders of record of Partners common stock will be entitled to vote at the Partners special meeting or any adjournment or postponement thereof.

Partners has determined that holders of Partners common stock are not entitled to dissenters’ rights of appraisal rights with respect to the proposed merger under the Maryland General Corporation Law (“MGCL”).

The Partners board of directors unanimously recommends that holders of Partners common stock vote “FOR” the Partners merger proposal, “FOR” the Partners compensation proposal and “FOR” the Partners adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of Partners common stock approve the Partners merger proposal. The affirmative vote of at least two-thirds of all of the votes entitled to be cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting is required to approve the Partners merger proposal. Whether or not you plan to attend the Partners special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.

By Order of the Board of Directors

John W. Breda
President and Chief Executive Officer
Partners Bancorp

[                ], 2023

i

ii

iii

QUESTIONS AND ANSWERS

The following are some questions that you may have about the mergers and the LINK special meeting or the Partners special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers, the LINK special meeting or the Partners special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [●].

In this joint proxy statement/prospectus, unless the context otherwise requires:

•	“LINK” refers to LINKBANCORP, Inc., a Pennsylvania corporation;

•	“LINKBANK” refers to LINKBANK, a Pennsylvania bank and a wholly-owned subsidiary of LINK;

•	“LINK bylaws” refer to the amended and restated bylaws of LINKBANCORP, Inc.;

•	“LINK charter” refers to the articles of incorporation of LINKBANCORP, Inc.;

•	“LINK common stock” refers to the common stock of LINK, par value $0.01 per share;

•

“LINK special meeting” refers to the special meeting of LINK shareholders to be held on [                ], 2023 to consider and vote on the LINK merger proposal, the LINK charter amendment proposal and the LINK adjournment proposal.

•	“LINK shareholders” refer to holders of shares of LINK common stock both prior to and following the completion of the merger;

•	“Partners” refers to Partners Bancorp, a Maryland corporation;

•	“Partners bylaws” refer to the amended and restated bylaws of Partners Bancorp;

•	“Partners articles of incorporation” refers to the articles of incorporation of Partners Bancorp;

•	“Partners common stock” refers to the common stock of Partners, par value $0.01 per share;

•	“Partners shareholders” refer to holders of shares of Partners common stock;

•

“Partners special meeting” refers to the special meeting of Partners shareholders to be held on [                ], 2023 to consider and vote on the Partners merger proposal, the Partners compensation proposal and the Partners adjournment proposal;

•	“TBOD” refers to The Bank of Delmarva, a Delaware chartered bank and a wholly-owned direct subsidiary of Partners; and

•	“VPB” refers to Virginia Partners Bank, a Virginia chartered bank and a wholly-owned direct subsidiary of Partners.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because LINK and Partners have entered into an Agreement and Plan of Merger, dated February 22, 2023 (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Partners will merge with and into LINK, with LINK as the surviving entity (the “merger”). Immediately following the merger, The Bank of Delmarva, a Delaware chartered bank and a wholly-owned direct subsidiary of Partners (“TBOD”), will merge with and into LINKBANK, a Pennsylvania bank and a wholly-owned subsidiary of LINK (“LINKBANK”), with LINKBANK as the surviving bank (the “TBOD bank merger”).

Immediately following the TBOD bank merger, Virginia Partners Bank, a Virginia chartered bank and a wholly-owned direct subsidiary of Partners (“VPB”), will merge with and into LINKBANK with LINKBANK as the surviving bank (the “VPB bank merger”, and together with the TBOD bank merger, the “bank mergers”, and the bank mergers together with the merger, the “mergers”). A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. In this joint proxy statement/prospectus, we refer to the closing of the merger as the “closing” and the date on which the closing occurs as the “closing date.”

In order to complete the merger, among other things:

•	LINK shareholders must approve the merger agreement (the “LINK merger proposal”);

•	LINK shareholders must approve an amendment to LINK’s charter to increase LINK’s authorized shares of common stock by 25 million to 50 million (the “LINK charter amendment proposal”); and

•	Partners shareholders must approve the merger agreement (the “Partners merger proposal”).

LINK is holding a virtual special meeting of LINK shareholders (the “LINK special meeting”) to obtain approval of the LINK merger proposal and the LINK charter amendment proposal.

In addition, LINK shareholders will be asked to approve a proposal to adjourn the LINK special meeting to solicit additional proxies (i) if there are insufficient votes at the time of the LINK special meeting to approve the LINK merger proposal or the LINK charter amendment proposal or (ii) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to LINK shareholders (the “LINK adjournment proposal”).

Partners is holding a virtual special meeting of Partners shareholders (the “Partners special meeting”) to obtain approval of the Partners merger proposal.

In addition, Partners shareholders will be asked to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of Partners in connection with the transactions contemplated by the merger agreement (the “Partners compensation proposal”), and to approve a proposal to adjourn the Partners special meeting to solicit additional proxies (i) if there are insufficient votes at the time of the Partners special meeting to approve the Partners merger proposal or (ii) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Partners shareholders (the “Partners adjournment proposal”).

This document is also a prospectus that is being delivered to Partners shareholders because, pursuant to the merger agreement, LINK is offering shares of LINK common stock to Partners shareholders.

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the LINK and Partners special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What will happen in the merger?

A:

In the merger, Partners will merge with and into LINK, with LINK as the surviving entity. In the TBOD bank merger, which will occur immediately following the merger, TBOD will merge with and into LINKBANK, with LINKBANK as the surviving bank. In the VPB bank merger, which will occur immediately following the TBOD bank merger, VPB will merge with and into LINKBANK with LINKBANK as the surviving bank.

Each share of Partners common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”), except for shares of Partners common stock owned by Partners as treasury stock or owned by Partners or LINK (in each case, other than shares of Partners common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Partners or LINK in respect of debts previously contracted), will be converted into the right to receive 1.150 shares (the “exchange ratio”) of LINK common stock (the “merger consideration”).

After completion of the merger, (i) Partners will no longer be a public company and will cease to exist, (ii) Partners common stock will be delisted from the Nasdaq Capital Market (the “Nasdaq”) and will cease to be publicly traded, and (iii) Partners common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After the completion of the merger, LINK shareholders will continue to own their existing shares of LINK common stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Merger” beginning on page [●] and the merger agreement for more information about the merger.

Q:	When and where will each of the special meetings take place?

A:	The LINK special meeting will be held virtually via the internet on [ ], 2023 at [ ], Eastern Time.

The Partners special meeting will be held virtually via the internet on [ ], 2023 at [ ], Eastern Time.

Even if you plan to attend your respective company’s special meeting virtually, LINK and Partners recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting.

Q:	What matters will be considered at each of the special meetings?

A:	At the LINK special meeting, LINK shareholders will be asked to consider and vote on the following proposals:

•	LINK Proposal 1: The LINK merger proposal;

•	LINK Proposal 2: The LINK charter amendment proposal; and

•	LINK Proposal 3: The LINK adjournment proposal.

At the Partners special meeting, Partners shareholders will be asked to consider and vote on the following proposals:

•	Partners Proposal 1: The Partners merger proposal;

•	Partners Proposal 2: The Partners compensation proposal; and

•	Partners Proposal 3: The Partners adjournment proposal.

In order to complete the merger, among other things, LINK shareholders must approve the LINK merger proposal and the LINK charter amendment proposal, and Partners shareholders must approve the Partners merger proposal. None of the approvals of the LINK adjournment proposal, the Partners compensation proposal or the Partners adjournment proposal is a condition to the obligations of LINK or Partners to complete the merger.

Q:	What will Partners shareholders receive in the merger?

A:

In the merger, Partners shareholders will receive 1.150 shares of LINK common stock for each share of Partners common stock held immediately prior to the completion of the merger. LINK will not issue any fractional shares of LINK common stock in the merger. Partners shareholders who would otherwise be entitled to a fractional share of LINK common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average closing-sale price per share of LINK common stock on Nasdaq for the consecutive period of five (5) full trading days ending on the day preceding the closing date (the “LINK closing share value”) by the fraction of a share (after taking into account all shares of Partners common stock held by such holder immediately prior to the completion of the merger and rounded to the nearest one-thousandth when expressed in decimal form) of LINK common stock that such shareholder would otherwise be entitled to receive.

Q:	What will LINK shareholders receive in the merger?

A:

In the merger, LINK shareholders will not receive any consideration, and their shares of LINK common stock will remain outstanding and will constitute shares of LINK following the merger. Following the merger, shares of LINK common stock will continue to be traded on Nasdaq.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:

Yes. Although the number of shares of LINK common stock that Partners shareholders will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for LINK common stock. Any fluctuation in the market price of LINK common stock will change the value of the shares of LINK common stock that Partners shareholders will receive. Neither LINK nor Partners is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of LINK common stock or Partners common stock.

Q:	How will the merger affect Partners equity awards?

A:

The merger agreement provides that, at the effective time, each option to purchase shares of Partners common stock (each, a “Partners stock option”) under the Partners Bancorp 2021 Incentive Stock Plan, Virginia Partners Bank 2015 Incentive Stock Option Plan, Delmar Bancorp 2014 Stock Plan, Virginia Partners Bank 2008 Incentive Stock Option Plan, Liberty Bell Bank 2004 Incentive Stock Option Plan and Liberty Bell Bank 2004 Non-Qualified Stock Option Plan (the “Partners Equity Plans”) outstanding immediately prior to the effective time will generally be converted into an option to purchase a number of shares of LINK common stock equal to the product of (x) the number of shares of Partners common stock subject to such Partners stock option immediately prior to the effective time and (y) the exchange ratio, at an exercise price per share (rounded to the nearest whole cent) equal to (A) the exercise price per share of Partners common stock of such Partners stock option immediately prior to the effective time divided by (B) the exchange ratio. Each Partners stock option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Partners stock option immediately prior to the effective time.

The merger agreement also provides that, at the effective time, each outstanding restricted stock award in respect of a share of Partners common stock under the Partners Equity Plans which is outstanding as of the date of the merger agreement will, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest and be exchanged for the right to receive the merger consideration, in accordance with the exchange ratio, less applicable withholding taxes. For any Partners restricted stock award granted after the date of the merger agreement and which is outstanding as of the effective time shall be converted into merger consideration on the same terms as, and shall be treated in the same manner as, all other shares of Partners common stock, except that such shares shall remain subject to the same restrictions as to transferability and forfeiture set forth in the applicable award agreement.

Q:	How will the merger affect the Partners’ 401(k) plans?

A:

The merger agreement provides that unless otherwise agreed between LINK and Partners at least ten (10) days prior to the closing, Partners will cause the Partners Bancorp 401(k) Plan and the Johnson Mortgage Company 401(k) Plan (together, the “401(k) Plans”) to be terminated effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing. Prior to the effective time, Partners will provide LINK with resolutions adopted by Partners’ board of directors terminating the 401(k) Plans, the form and substance of which will be subject to the prior written approval of LINK, which will not be unreasonably withheld. As soon as practicable following the effective time, any continuing employees will be eligible to participate in a 401(k) plan maintained by LINK or one of its subsidiaries and LINK will permit the continuing employees to roll over their account balances, notes and similar instruments reflecting outstanding loan balances under the 401(k) Plans into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Internal Revenue Code of 1986, as amended (the “Code”) maintained by LINK or its subsidiaries.

Q:	How does the LINK board of directors recommend that I vote at the LINK special meeting?

A:	The LINK board of directors unanimously recommends that you vote “FOR” the LINK merger proposal, “FOR” the LINK charter amendment proposal and “FOR” the LINK adjournment proposal.

In considering the recommendations of the LINK board of directors, LINK shareholders should be aware that LINK directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of LINK shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Certain LINK Directors and Executive Officers in the Merger” beginning on page [●].

Q:	How does the Partners board of directors recommend that I vote at the Partners special meeting?

A:	The Partners board of directors unanimously recommends that you vote “FOR” the Partners merger proposal, “FOR” the Partners compensation proposal and “FOR” the Partners adjournment proposal.

In considering the recommendations of the Partners board of directors, Partners shareholders should be aware that Partners directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Partners shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Certain Partners Directors and Executive Officers in the Merger” beginning on page [●].

Q:	Who is entitled to vote at the LINK special meeting?

A:

The record date for the LINK special meeting is [                ], 2023. All LINK shareholders who held shares at the close of business on the record date for the LINK special meeting are entitled to receive notice of, and to vote at, the LINK special meeting.

Each LINK shareholder is entitled to cast one (1) vote on each matter properly brought before the LINK special meeting for each share of LINK common stock that such holder owned of record as of the record date. As of [                ], 2023, there were [                ] outstanding shares of LINK common stock.

Attendance at the special meeting is not required to vote. See below and the section entitled “The LINK Special Meeting—Proxies” beginning on page [●] for instructions on how to vote your shares of LINK common stock without attending the LINK special meeting.

Q:	Who is entitled to vote at the Partners special meeting?

A:

The record date for the Partners special meeting is [                ], 2023. All Partners shareholders who held shares at the close of business on the record date for the Partners special meeting are entitled to receive notice of, and to vote at, the Partners special meeting.

Each Partners shareholder is entitled to cast one (1) vote on each matter properly brought before the Partners special meeting for each share of Partners common stock that such holder owned of record as of the record date. As of [                ], 2023, there were [                ] outstanding shares of Partners common stock.

Attendance at the special meeting is not required to vote. See below and the section entitled “The Partners Special Meeting—Proxies” beginning on page [●] for instructions on how to vote your shares of Partners common stock without attending the Partners special meeting.

Q:	What constitutes a quorum for the LINK special meeting?

A:

The presence at the LINK special meeting, virtually or by proxy, of holders of a majority of the total number of outstanding shares of LINK common stock entitled to vote at the LINK special meeting will constitute a quorum for the transaction of business at the LINK special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.

Q:	What constitutes a quorum for the Partners special meeting?

A:

The presence at the Partners special meeting, virtually or by proxy, of holders of a majority of the total number of outstanding shares of Partners common stock entitled to vote at the Partners special meeting will constitute a quorum for the transaction of business at the Partners special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.

Q:	What vote is required for the approval of each proposal at the LINK special meeting?

A:

LINK Proposal 1: LINK merger proposal. Approval of the LINK merger proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of LINK common stock at the LINK special meeting. An abstention, broker non-vote or other failure to vote will have no effect on the outcome of the LINK merger proposal.

LINK Proposal 2: LINK charter amendment proposal. Approval of the LINK charter amendment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of LINK common stock at the LINK special meeting. An abstention, broker non-vote or other failure to vote will have no effect on the outcome of the LINK charter amendment proposal.

LINK Proposal 3: LINK adjournment proposal. If a quorum is present at the LINK special meeting, (i) approval of the LINK adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the LINK shareholders at the LINK special meeting and (ii) an abstention, broker non-vote or other failure to vote will have no effect on the outcome of the LINK adjournment proposal. In the absence of a quorum at the LINK special meeting, (i) approval of the LINK adjournment proposal requires the affirmative vote of a majority of the shares of LINK common stock present at the LINK special meeting and entitled to vote on the LINK adjournment proposal, (ii) an abstention will have the same effect as a vote “AGAINST” the proposal and (iii) a broker non-vote or other failure to vote will have no effect on the outcome of the LINK adjournment proposal.

Q:	What vote is required for the approval of each proposal at the Partners special meeting?

A:

Partners Proposal 1: Partners merger proposal. Approval of the Partners merger proposal requires the affirmative vote of at least two-thirds of all of the votes entitled to be cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting. An abstention, broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the Partners merger proposal.

Partners Proposal 2: Partners compensation proposal. Approval, on an advisory (non-binding) basis, of the Partners compensation proposal requires the affirmative vote of a majority of the votes cast by the holders of outstanding shares of Partners common stock at the Partners special meeting. An abstention, broker non-vote or other failure to vote will have no effect on the outcome of the Partners compensation proposal.

Partners Proposal 3: Partners adjournment proposal. If a quorum is present at the Partners special meeting, (i) approval of the Partners adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the Partners shareholders, and (ii) an abstention, broker non-vote or other failure to vote will have no effect on the outcome of the Partners adjournment proposal. In the absence of a quorum at the Partners special meeting, (i) approval of the Partners adjournment proposal requires the affirmative vote of a majority of the shares of Partners common stock present at the Partners special meeting and entitled to vote on the Partners adjournment proposal, (ii) an abstention will have the same effect as a vote “AGAINST” the proposal, and (iii) a broker non-vote or other failure to vote will have no effect on the outcome of the Partners adjournment proposal.

Q:

Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the Partners named executive officers (i.e., the Partners compensation proposal)?

A:

Under Securities and Exchange Commission (“SEC”) rules, Partners is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Partners’ named executive officers that is based on or otherwise relates to the merger or “golden parachute” compensation.

Q:

What happens if Partners shareholders do not approve, by non-binding, advisory vote, merger-related compensation arrangements for Partners named executive officers (i.e., the Partners compensation proposal)?

A:

The vote on the proposal to approve the merger-related compensation arrangements for each of Partners’ named executive officers is separate and apart from the votes to approve the other proposals being presented at the Partners special meeting. Because the votes on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon Partners or LINK before or following the merger. Accordingly, the merger-related compensation will be paid to Partners’ named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if Partners shareholders do not approve the proposal to approve the merger-related executive compensation.

Q:	Why am I being asked to consider and vote on the LINK charter amendment?

A:

Without this approval, LINK will not have a sufficient number of authorized shares to complete the merger. The LINK board of directors considers the proposed increase in the number of authorized shares desirable because it will enable LINK to complete the merger and it will provide greater flexibility in the capital structure of the combined company following the merger by allowing it to raise capital that may be necessary to further develop its business, to fund potential future acquisitions, to have shares available for use in connection with stock plans, and to pursue other corporate purposes that may be identified by the LINK board of directors in the future.

Q:	Are there any LINK shareholders already committed to voting in favor of the LINK merger proposal and LINK charter amendment?

A:

Yes. Each director of LINK, solely in such director’s capacity as a shareholder of LINK, has entered into a support and voting agreement with Partners requiring each of them to vote all shares of LINK common stock owned by such director in favor of the LINK merger proposal and the LINK charter amendment proposal. As of the record date, these directors held [                ] shares of LINK common stock, which represented approximately [                ]% of the outstanding shares of LINK common stock.

Q:	Are there any Partners shareholders already committed to voting in favor of the Partners merger proposal?

A:

Yes. Each director of Partners, solely in such director’s capacity as a shareholder of Partners, has entered into a support and voting agreement with LINK requiring each of them to vote all shares of Partners common stock owned by such director in favor of the Partners merger proposal. As of the record date, these directors held [                ] shares of Partners common stock, which represented approximately [                ]% of the outstanding shares of Partners common stock.

Q:	What if I hold shares in both LINK and Partners?

A:

If you hold shares of both LINK common stock and Partners common stock, you will receive separate packages of proxy materials. A vote cast as a LINK shareholder will not count as a vote cast as a Partners shareholder, and a vote cast as a Partners shareholder will not count as a vote cast as a LINK shareholder. Therefore, please submit separate proxies for your shares of LINK common stock and your shares of Partners common stock.

Q:	How can I attend, vote and ask questions at the LINK special meeting or the Partners special meeting?

A:

Record Holders. If you hold shares directly in your name as the holder of record of LINK or Partners common stock, you are a “record holder” and your shares may be voted at the LINK special meeting or the Partners special meeting by you, as applicable. If you choose to vote your shares virtually at the respective special meeting via the applicable special meeting website, you will need the control number, as described below.

Beneficial Owners. If you hold shares in a brokerage or other account in “street name,” you are a “beneficial owner” and your shares may be voted at the LINK special meeting or the Partners special meeting, as applicable, by you as described below. If you choose to vote your shares virtually at the respective special meeting via the applicable special meeting website, you will need the control number, as described below.

LINK special meeting. If you are a record holder of LINK common stock, you will be able to attend the LINK special meeting online, ask questions and vote during the meeting by visiting [                ] and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. The password for the meeting, if requested, is [                ].

If you are a beneficial owner of LINK common stock, in order to participate in the LINK special meeting, you must first obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares of LINKBANCORP, Inc. common stock you held as of the record date, your name and email address. You then must submit a request for registration to American Stock Transfer & Trust Company, LLC: (1) by email to proxy@astfinancial.com; (2) by fax to 718-765-8730 or (3) by mail to American Stock Transfer & Trust Company, LLC, Attn: Proxy Tabulation Department, 6201 15th Avenue, Brooklyn, NY 11219.

Requests for registration must be labeled as “Legal Proxy” and be received by American Stock Transfer & Trust Company, LLC no later than 5:00 p.m. Eastern Time on [                ], 2023.

LINK encourages its shareholders to visit the meeting website above in advance of the LINK special meeting to familiarize themselves with the online access process. The virtual LINK special meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. Shareholders should verify their internet connection prior to the LINK special meeting. Technical support information is provided on the sign-in page for all shareholders. If you have difficulty accessing the virtual LINK special meeting during check-in or during the meeting, please contact technical support as indicated on the LINK special meeting sign-in page. Shareholders will have substantially the same opportunities to participate in the virtual LINK special meeting as they would have at a physical, in-person meeting. Shareholders as of the record date will be able to attend, vote, and submit questions during a portion of the meeting via the online platform.

Partners special meeting. If you are a record holder of Partners common stock, you will be able to attend the Partners special meeting online, ask questions and vote during the meeting by visiting [                ] and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. The password for the meeting, if requested, is [                ]. If you are a beneficial owner, you also will be able to attend the Partners special meeting online, ask questions and vote during the meeting by visiting [                ] and following the instructions; however, in order to do so, you must obtain a valid legal proxy from your bank, broker, trustee or other nominee. Please have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the Partners special meeting to ensure you have access.

Partners encourages its shareholders to visit the meeting website above in advance of the Partners special meeting to familiarize themselves with the online access process. The virtual Partners special meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. Shareholders should verify their internet connection prior to the Partners special meeting. Technical support information is provided on the sign-in page for all shareholders. If you have difficulty accessing the virtual Partners special meeting during check-in or during the meeting, please contact technical support as indicated on the Partners special meeting sign-in page. Shareholders will have substantially the same opportunities to participate in the virtual Partners special meeting as they would have at a physical, in-person meeting. Shareholders as of the record date will be able to attend, vote, and submit questions during a portion of the meeting via the online platform.

Even if you plan to attend the LINK special meeting or the Partners special meeting, as applicable, virtually, LINK and Partners recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.

Additional information on attending the virtual special meetings can be found under the section entitled “The LINK Special Meeting—Attending the Virtual Special Meeting” on page [●] and under the section entitled “The Partners Special Meeting—Attending the Virtual Special Meeting” on page [●].

Q:	How can I vote my shares without attending my respective special meeting?

A:

Whether you hold your shares directly as the holder of record of LINK common stock or Partners common stock or beneficially in “street name,” you may direct your vote by proxy without attending the LINK special meeting or the Partners special meeting, as applicable.

If you are a record holder of LINK common stock or Partners common stock, you can vote your shares by proxy over the internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name” as a beneficial owner of LINK common stock or

Partners common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Additional information on voting procedures can be found under the section entitled “The LINK Special Meeting—Attending the Virtual Special Meeting” on page [●] and under the section entitled “The Partners Special Meeting—Attending the Virtual Special Meeting” on page [●].

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this document, please vote as soon as possible. If you hold shares of LINK common stock or Partners common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?

A:

No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instruction form used by your bank, broker, trustee or other nominee.

Q:	What is a “broker non-vote”?

A:

Banks, brokers, trustees and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at each of the LINK special meeting and the Partners special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the LINK special meeting or the Partners special meeting. If your bank, broker, trustee or other nominee holds your shares of LINK common stock or Partners common stock in “street name,” such entity will vote your shares of LINK common stock or Partners common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

If you are a beneficial owner of LINK common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of LINK common stock:

•

LINK merger proposal: your bank, broker, trustee or other nominee may not vote your shares on the LINK merger proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal;

•

LINK charter amendment proposal: your bank, broker, trustee or other nominee may not vote your shares on the LINK charter amendment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and

•

LINK adjournment proposal: your bank, broker, trustee or other nominee may not vote your shares on the LINK adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

If you are a beneficial owner of Partners common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Partners common stock:

•

Partners merger proposal: your bank, broker, trustee or other nominee may not vote your shares on the Partners merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;

•

Partners compensation proposal: your bank, broker, trustee or other nominee may not vote your shares on the Partners compensation proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and

•

Partners adjournment proposal: your bank, broker, trustee or other nominee may not vote your shares on the Partners adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

Q:	What if I fail to vote or abstain?

A:	For purposes of the LINK special meeting, an abstention occurs when a LINK shareholder attends the LINK special meeting and does not vote or returns a proxy with an “abstain” instruction.

•

LINK merger proposal: An abstention will have no effect on the outcome of the LINK merger proposal. If a LINK shareholder is not present at the LINK special meeting and does not respond by proxy, it will also have no effect on the outcome of the LINK merger proposal;

•

LINK charter amendment proposal: An abstention will have no effect on the outcome of the LINK charter amendment proposal. If a LINK shareholder is not present at the LINK special meeting and does not respond by proxy, it will also have no effect on the outcome of the LINK charter amendment proposal; and

•

LINK adjournment proposal: If a quorum is present at the LINK special meeting, an abstention will have no effect on the outcome of the LINK adjournment proposal. In the absence of a quorum at the LINK special meeting, an abstention will have the same effect as a vote “AGAINST” the LINK adjournment proposal. If a LINK shareholder is not present at the LINK special meeting and does not respond by proxy, it will also have no effect on the outcome of the LINK adjournment proposal.

For purposes of the Partners special meeting, an abstention occurs when a Partners shareholder attends the Partners special meeting and does not vote or returns a proxy with an “abstain” instruction.

•

Partners merger proposal: An abstention will have the same effect as a vote “AGAINST” the Partners merger proposal. If a Partners shareholder is not present at the Partners special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the Partners merger proposal.

•

Partners compensation proposal: An abstention will have no effect on the outcome of the Partners compensation proposal. If a Partners shareholder is not present at the Partners special meeting and does not respond by proxy, it will have no effect on the outcome of the Partners compensation proposal.

•

Partners adjournment proposal: If a quorum is present at the Partners special meeting, an abstention will have no effect on the outcome of the Partners merger proposal. In the absence of a quorum at the Partners special meeting, an abstention will have the effect of a vote “AGAINST” the Partners adjournment proposal. If a Partners shareholder is not present at the Partners special meeting and does not respond by proxy, it will also have no effect on the outcome of the Partners adjournment proposal.

Q:	Why is my vote important?

A:

If you do not vote, it will be more difficult for LINK or Partners to obtain the necessary quorum to hold its special meeting and to obtain the shareholder approval that each of its board of directors is recommending and seeking. To approve the LINK merger proposal and the LINK charter amendment proposal, the holders of a majority of the outstanding shares of LINK common stock entitled to vote at the LINK special meeting must be present, virtually or by proxy. To approve the Partners merger proposal, the holders of a majority of the outstanding shares of Partners common stock entitled to vote at the Partners special meeting must be present, virtually or by proxy. Your failure to submit a proxy or vote virtually at your respective special meeting, or failure to instruct your bank, broker, trustee or other nominee how to vote, will prevent your shares of LINK common stock or Partners common stock from being counted towards the quorum for the LINK special meeting or Partners special meeting, as applicable.

The LINK board of directors unanimously recommend that you vote “FOR” the LINK merger proposal and “FOR” the LINK charter amendment proposal, and the Partners board of directors unanimously recommend that you vote “FOR” the Partners merger proposal. The LINK board of directors and the Partners board of directors also unanimously recommend that you vote “FOR” the other proposals to be considered at the LINK special meeting and the Partners special meeting, respectively.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of LINK common stock represented by your proxy will be voted as recommended by the LINK board of directors with respect to such proposals, or the shares of Partners common stock represented by your proxy will be voted as recommended by the Partners board of directors with respect to such proposals, as the case may be.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?

A:

If you directly hold shares of LINK common stock or Partners common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of LINK or Partners, as applicable;

•	signing and returning a proxy card with a later date;

•	attending the special meeting virtually and voting at the special meeting via the special meeting website; or

•	voting by telephone or the internet at a later time.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:

•	contacting your bank, broker, trustee or other nominee; or

•

attending the special meeting virtually and voting your shares via the special meeting website if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, and if you register beforehand. Please contact your bank, broker, trustee or other nominee for further instructions.

Q:

Will LINK be required to submit the LINK merger proposal and the LINK charter amendment to its shareholders even if the LINK board of directors has withdrawn, modified or qualified its recommendations?

A:

Yes. Unless the merger agreement is terminated before the LINK special meeting, LINK is required to submit the LINK merger proposal and the LINK charter amendment to its shareholders even if the LINK board of directors has withdrawn, modified or qualified its recommendations.

Q:	Will Partners be required to submit the Partners merger proposal to its shareholders even if the Partners board of directors has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the Partners special meeting, Partners is required to submit the Partners merger proposal to its shareholders even if the Partners board of directors has withdrawn, modified or qualified its recommendation.

Q:	Are LINK shareholders entitled to appraisal rights?

A:

No. LINK shareholders are not entitled to appraisal rights under the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”). For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page [●].

Q:	Are Partners shareholders entitled to dissenters’ rights of appraisal?

A:

No. Partners shareholders are not entitled to dissenters’ rights of appraisal under the Maryland General Corporation Law (“MGCL”). For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page [●].

Q:

Are there any risks that I should consider in deciding whether to vote for the approval of the LINK merger proposal, the LINK charter amendment proposal, the Partners merger proposal, or the other proposals to be considered at the LINK special meeting and the Partners special meeting, respectively?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page [●]. You also should read and carefully consider the risk factors of LINK and Partners contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger to Partners shareholders?

A:

The merger has been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of LINK and Partners receives a legal opinion to the effect that the merger will so qualify. Accordingly, Partners shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Partners common stock for LINK common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of LINK common stock. You should be aware that the tax consequences of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

Q:	When is the merger expected to be completed?

A:

Neither LINK nor Partners can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Partners must first obtain the approval of Partners shareholders for the Partners merger proposal, and LINK must obtain the approval of LINK shareholders for the LINK merger proposal and the LINK charter amendment proposal. LINK and Partners must also obtain requisite regulatory approvals and satisfy certain other closing conditions. LINK and Partners expect the merger to be completed promptly once LINK and Partners have obtained their respective shareholders’ approvals noted above, have obtained requisite regulatory approvals and have satisfied certain other closing conditions.

Q:	What are the conditions to complete the merger?

A:

The obligations of LINK and Partners to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of requisite regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition, the receipt of certain tax opinions, approval by LINK shareholders of the LINK merger proposal and the LINK charter amendment proposal, approval by Partners shareholders of the Partners merger proposal, authorization for listing on Nasdaq of the shares of LINK common stock to be issued in the merger, effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, absence of legal restraint prohibiting the merger, and accuracy of the representations and warranties made in the merger agreement subject to certain materiality qualification. For more information, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page [●].

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, Partners shareholders will not receive any consideration for their shares of Partners common stock in connection with the merger. Instead, Partners will remain an independent public company, Partners common stock will continue to be listed and traded on Nasdaq and LINK will not complete the issuance of shares of LINK common stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $6.5 million will be payable by either LINK or Partners, as applicable. See “The Merger Agreement—Termination Fee” beginning on page [●] for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	What happens if I sell my shares after the applicable record date but before my company’s special meeting?

A:

Each of the LINK and Partners record date is earlier than the date of the LINK special meeting and the Partners special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of LINK common stock or Partners common stock, as applicable, after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to the Partners common stock, you will not have the right to receive the merger consideration to be received by Partners shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of Partners common stock through the completion of the merger.

Q:	Should I send in my stock certificates now?

A:

No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by LINK and mutually acceptable to Partners (the “exchange agent”) will send you instructions for exchanging Partners stock certificates for the consideration to be received in the merger. See “The Merger Agreement—Exchange of Shares” beginning on page [●].

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?

A:

If you are a beneficial owner and hold shares of LINK common stock or Partners common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of LINK common stock or Partners common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of LINK common stock or Partners common stock are voted.

Beneficial Owners. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.

Q:	Who can help answer my questions?

A:

LINK shareholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact LINK’s proxy solicitor, Alliance Advisors, at the following address: 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003, or by telephone at 888-511-2642.

Partners shareholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Partners’ proxy solicitor, Regan & Associates, at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at 212-587-3005.

Q:	Where can I find more information about LINK and Partners?

A:	You can find more information about LINK and Partners from the various sources described under “Where You Can Find More Information” beginning on page [●].

Q:	What is householding and how does it affect me?

A:

The SEC permits companies to send a single set of proxy materials to any household at which two (2) or more shareholders reside, unless contrary instructions have been received, but only if the applicable shareholders provide advance notice and follow certain procedures. In such cases, each shareholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of LINK common stock and Partners common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding LINK common stock or Partners common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY

This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the LINK and Partners special meetings. In addition, we incorporate by reference important business and financial information about LINK and Partners into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page [●] of this joint proxy statement/prospectus.

Information about the Companies (pages [●] and [●])

LINKBANCORP, Inc.

LINKBANCORP, Inc. was incorporated under the laws of the Commonwealth of Pennsylvania on April 6, 2018 and is a bank holding company under the Bank Holding Company Act of 1956, as amended. In October 2018, LINK completed the acquisition of Stonebridge Bank, which was subsequently renamed LINKBANK.

On December 10, 2020, LINK and LINKBANK, and GNB Financial Services, Inc. (“GNBF”) and its wholly owned subsidiary, The Gratz Bank entered into an Agreement and Plan of Merger pursuant to which GNBF merged with and into LINK with LINK as the surviving corporation and LINKBANK merged with and into The Gratz Bank, with The Gratz Bank as the surviving institution (collectively, the “Gratz merger”). The Gratz merger was consummated effective September 18, 2021. In September 2022, LINK completed its initial public offering raising approximately $34.7 million in net proceeds. LINK common stock is listed on the Nasdaq Capital Market under the trading symbol “LNKB” and LINK is subject to Nasdaq’s rules for listed companies. Effective November 4, 2022, The Gratz Bank legally changed its name to LINKBANK.

LINKBANK, a Pennsylvania-chartered bank, is subject to regulation and supervision by the Pennsylvania Department of Banking and Securities (the “PADOBS”) and the Federal Deposit Insurance Corporation (“FDIC”). LINK is LINKBANK’s sole shareholder. LINKBANK is a full-service commercial bank providing personal and business lending and deposit services to individuals, families, nonprofit and business clients throughout Central and Southeastern Pennsylvania, primarily through its digital presence on the internet and ten client solutions centers in Chester, Cumberland, Dauphin, Lancaster, Northumberland and Schuylkill counties, and loan production offices in Chester and York Counties.

As of December 31, 2022, LINK had total consolidated assets of approximately $1.16 billion, total loans of approximately $927.8 million, total deposits of approximately $946.8 million and total consolidated shareholders’ equity of approximately $138.6 million.

On February 21, 2023, LINK entered into investment agreements with certain directors of LINK as well as other accredited investors under which it issued and sold 1,282,052 shares of LINK common stock, at a price of $7.80 per share. The shares were issued on February 21, 2023, in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, and Regulation D of the rules and regulations promulgated thereunder. The offering resulted in gross proceeds of $10.0 million.

LINKBANCORP’s principal executive offices are located at 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011, its phone number is 855-569-2265 and its website is ir.linkbancorp.com. Additional information about LINK and its subsidiaries is included in the documents incorporated by reference in this joint proxy statement/prospectus.

Partners Bancorp

Partners Bancorp is a Maryland corporation and multi-bank holding company for The Bank of Delmarva, a Delaware chartered state member bank, which is headquartered in Seaford, Delaware, and Virginia Partners Bank, a Virginia chartered state member bank, which is headquartered in Fredericksburg, Virginia. Partners was incorporated on January 6, 1988 under the general corporation law of Maryland for the purpose of becoming a bank holding company for TBOD. Partners acquired VPB on November 15, 2019.

TBOD currently operates 15 full-service banking offices, located in Delmar, Salisbury and Ocean City, Maryland and Laurel, Dagsboro, and Rehoboth, Delaware, and Cherry Hill, Evesham and Moorestown, New Jersey. Delmarva Bank’s branches in Cherry Hill, Evesham, and Moorestown, New Jersey are operated under the name “Liberty Bell Bank, a Division of The Bank of Delmarva.” TBOD’s main office is located at 910 Norman Eskridge Highway, Seaford, Delaware 19973.

VPB has three full-service banking offices in Fredericksburg, Virginia and one full-service branch and commercial banking office in Reston, Virginia. In Maryland, VPB trades under the name “Maryland Partners Bank (a division of Virginia Partners Bank),” and operates a full-service branch and commercial banking office in La Plata, Maryland and a loan production office in Annapolis, Maryland. VPB’s main office is located at 410 William Street, Fredericksburg, Virginia 22401.

Partners common stock is listed on the Nasdaq Capital Market under the trading symbol “PTRS.”

Partners principal executive offices are located at 2245 Northwood Drive, Salisbury, Maryland 21801 and its telephone number at that location is (410) 548-1100. Partners’ website is https://www.partnersbancorp.com/. Additional information about Partners and its subsidiaries is included in the documents incorporated by reference in this joint proxy statement/prospectus.

The Merger and the Merger Agreement (pages [●] and [●])

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, Partners will merge with and into LINK, with LINK as the surviving entity. The merger agreement further provides that immediately following the merger, TBOD will merge with and into LINKBANK with LINKBANK as the surviving bank. Immediately following the TBOD bank merger, VPB will merge with and into LINKBANK with LINKBANK as the surviving bank. Following the merger, Partners common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.

This summary and the copy of the merger agreement attached to this document as Annex A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates.

Merger Consideration (pages [●])

Each share of Partners common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by LINK or Partners, will be converted into the right to receive 1.150 shares of LINK common stock. Partners shareholders who would otherwise be entitled to a fraction of a share of LINK common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the LINK closing share value.

LINK common stock is listed on Nasdaq under the symbol “LNKB,” and Partners common stock is listed on Nasdaq under the symbol “PTRS.” The following table shows the closing sale prices of LINK common stock and Partners common stock as reported on Nasdaq on February 22, 2023, the last trading day before the public announcement of the merger agreement, and on [                ], 202[    ], the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Partners common stock, which was calculated by multiplying the closing price of LINK common stock on those dates by the exchange ratio of 1.150.

	LINK Common Stock			Partners Common Stock			Implied Value of One Share of Partners Common Stock
February 22, 2023		$7.95			$9.06			$9.14
[ ], 202[ ]	$	[	]	$	[	]	$	[	]

For more information on the exchange ratio, see the section entitled “The Merger—Terms of the Merger” beginning on page [●] and “The Merger Agreement—Merger Consideration” beginning on page [●].

Treatment of Partners Equity Awards (page [●])

The merger agreement provides that, at the effective time, each Partners stock option under the Partners Equity Plans outstanding immediately prior to the effective time will generally be converted into an option to purchase a number of shares of LINK common stock equal to the product of (x) the number of shares of Partners common stock subject to such Partners stock option immediately prior to the effective time and (y) the exchange ratio, at an exercise price per share equal to (A) the exercise price per share of Partners common stock of such Partners stock option immediately prior to the effective time divided by (B) the exchange ratio. Each Partners stock option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Partners stock option immediately prior to the effective time.

The merger agreement also provides that, at the effective time, each outstanding restricted stock award in respect of a share of Partners common stock under the Partners Equity Plans which is outstanding as of the date of the merger agreement, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest and be exchanged for the right to receive the merger consideration, in accordance with the exchange ratio, less applicable withholding taxes. For any Partners restricted stock award granted after the date of the merger agreement and which is outstanding as of the effective time shall be converted into merger consideration on the same terms as, and shall be treated in the same manner as, all other shares of Partners common stock, except that such shares shall remain subject to the same restrictions as to transferability and forfeiture set forth in the applicable award agreement.

For more information see “The Merger—Treatment of Partners Equity Awards” beginning on page [●].

Material U.S. Federal Income Tax Consequences of the Merger (page [●])

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of LINK and Partners to complete the merger that each of LINK and Partners receives a legal opinion to that effect. Accordingly, assuming the receipt and accuracy of these opinions, a holder who receives solely shares of LINK common stock (or receives LINK common stock and cash solely in lieu of a fractional share) in exchange for shares of Partners common stock in the merger generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of LINK common stock. You should be aware that the tax consequences of the merger may depend upon your own particular tax situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

For more detailed information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

The United States federal income tax consequences described above may not apply to all Partners shareholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

LINK’s Reasons for the Merger; Recommendation of LINK’s Board of Directors (page [●])

After careful consideration, the LINK board of directors, at a special meeting held on February 22, 2023, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of LINK common stock, are advisable and fair to and in the best interests of LINK and its shareholders and (ii) approved and adopted the merger agreement and the transactions contemplated thereby (including the merger, the issuance of LINK common stock, the LINK charter amendment, the TBOD bank merger agreement and the VPB bank merger agreement). The LINK board of directors unanimously recommends that LINK shareholders vote “FOR” the LINK merger proposal, “FOR” the LINK charter amendment proposal and “FOR” the LINK adjournment proposal. For a more detailed discussion of the LINK board of directors’ recommendation, see “The Merger—LINK’s Reasons for the Merger; Recommendation of LINK’s Board of Directors” beginning on page [●].

Opinion of LINK’s Financial Advisor (page [●])

Stephens Inc. (“Stephens”) acted as financial advisor to LINK’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the February 22, 2023 meeting at which LINK’s board of directors considered the merger and the merger agreement, Stephens delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on February 22, 2023, to the effect that, as of such date, the exchange ratio was fair to LINK from a financial point of view. Stephens’ opinion speaks only as of the date of the opinion. The full text of Stephens’ opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Stephens in rendering its opinion.

Stephens’ opinion was for the information of, and was directed to, the LINK board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of LINK to engage in the merger or enter into the merger agreement, nor did Stephens’ opinion constitute a recommendation to the LINK board of directors in connection with the merger. Stephens’ opinion does not constitute a recommendation to any holder of LINK common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter. LINK shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

For more information, see “The Merger—Opinion of LINK’s Financial Advisor,” beginning on page [●], and Annex B.

Partners’ Reasons for the Merger; Recommendation of Partners’ Board of Directors (page [●])

After careful consideration, at a meeting held on February 22, 2023, the Partners board determined that the merger agreement and the transactions contemplated thereby (including the merger agreement, the TBOD bank merger agreement and the VPB bank merger agreement, the Partners compensation proposal, and the Partners adjournment proposal) are both fair and in the best interests of Partners and its shareholders. Accordingly, the Partners board approved and adopted the merger agreement and unanimously recommends that the Partners shareholders vote “FOR” the merger proposal.

In reaching its decision to approve and adopt the merger agreement and recommend that the Partners shareholders vote “FOR” the merger proposal, the Partners board consulted with the senior management of Partners, as well as Partners’ financial and legal advisors, and considered a number of factors in reaching its decision, including, without limitation, the financial fairness of the transaction, the benefits of the combined business on Partners’ business and performance goals, LINK’s business and financial condition, and advantages for Partners’ customers. In considering these, and other reasons, the Partners board also weighted a variety of potential risks, including, without limitation, the risk that the anticipated benefits of the proposed transaction, including the expected synergies and cost savings, may not be realized, the risk that the per share stock consideration to be paid to Partners shareholders in accordance with the merger agreement could be adversely affected by a decrease in the trading price of LINK common stock before the effective time, risks associated with the combined business and the integration of Partners and LINK, and the risk that the merger could distract Partners from other opportunities.

For a more detailed discussion of the Partners board of directors’ recommendation, see “The Merger—Partners’ Reasons for the Merger; Recommendation of Partners’ Board of Directors” beginning on page [●].

Opinion of Partners’ Financial Advisor (page [●])

Piper Sandler & Co. (“Piper Sandler”) acted as financial advisor to Partners’ board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the February 22, 2023 meeting at which Partners’ board of directors considered the merger and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on February 22, 2023, to the effect that, as of such date, the merger consideration was fair to the holders of Partners common stock from a financial point of view. Piper Sandler’s opinion speaks only as of the date of the opinion. The full text of Piper Sandler’s opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion.

Piper Sandler’s opinion was for the information of, and was directed to, the Partners board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Partners to engage in the merger or enter into the merger agreement, nor did Piper Sandler’s opinion constitute a recommendation to the Partners board of directors in connection with the merger. Piper Sandler’s opinion does not constitute a recommendation to any holder of Partners common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter. Partners shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

For more information, see “The Merger—Opinion of Partners’ Financial Advisor,” beginning on page [●], and Annex C.

Interests of Certain LINK Directors and Executive Officers in the Merger (page [●])

In considering the recommendation of LINK’s board of directors with respect to the merger, LINK’s shareholders should be aware that the directors and executive officers of LINK have certain interests in the merger that may be different from, or in addition to, the interests of LINK’s shareholders generally. These interests include, among others, the following:

•	at the effective time, certain LINK directors and executive officers will continue to serve as directors or executive officers, as applicable, of the combined company;

•

In connection with entering into the merger agreement, LINK and LINKBANK approved and adopted amendments to the employment agreements/change in control agreements for, and with the consent of each of Andrew Samuel, Chief Executive Officer of LINK and LINKBANK, Carl Lundblad, President of LINK, Brent Smith, Executive Vice President of LINK and President of LINKBANK and Kristofer Paul, Chief Financial Officer of LINK and other officers providing that the mergers will not be considered a change in control to the extent that in the event of a change in control the executive would be entitled to enhanced severance benefits;

•

In connection with entering into the merger agreement, LINK and LINKBANK approved and adopted an amendment to the Supplemental Executive Retirement Plan Agreement (the “SERP”) for, and with the consent of, Mr. Samuel, which provides that the mergers will not be considered a change in control, which would result in accelerated vesting of the SERP benefit; and

•	Messrs. Samuel, Lundblad, Smith and Paul and other officers waived the acceleration on a change in control of stock options granted under the LINKBANCORP 2019 Equity Incentive Plan.

LINK’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation that LINK’s shareholders vote to approve the LINK merger proposal and to approve the LINK charter amendment proposal. For more information, see “The Merger—Background of the Merger” beginning on page [●] and “The Merger—LINK’s Reasons for the Merger; Recommendation of LINK’s Board of Directors” beginning on page [●]. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger—Interests of Certain LINK Directors and Executive Officers in the Merger” beginning on page [●].

Interests of Certain Partners Directors and Executive Officers in the Merger (page [●])

In considering the recommendations of the Partners board, Partners’ shareholders should be aware that Partners’ directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of the Partners shareholders generally. These interests include, among others, the following:

•	At the effective time, certain Partners’ directors and executive officers will serve as directors or executive officers, as applicable, of LINK and/or LINKBANK;

•

In connection with entering into the merger agreement, Lloyd Harrison has entered into a separation and non-competition agreement with LINK that, effective at the effective time of the merger, will terminate, supersede, and replace his current employment agreement with Partners and VPB and provides for a restrictive covenant payment to Mr. Harrison provided that Mr. Harrison complies with the restrictive covenants set forth therein;

•

John Breda has entered into a new employment agreement with LINK and LINKBANK that, effective at the effective time of the merger, will terminate, supersede, and replace his current employment agreement with Partners and TBOD; the new agreement provides for a transaction bonus which will become payable upon the effective time, and on the first and second anniversaries of the effective time of the merger;

•

J. Adam Sothen and Betsy Eicher have entered into retention agreements with LINK and LINKBANK that, effective at the effective time of the merger, will terminate, supersede and replace such executive officers’ current employment agreements with Partners or its subsidiaries and affiliates, and provide retention bonus payments payable to the executive officers provided the executive officer remains employed with LINK and/or LINKBANK through a specified date;

•

At the effective time, the outstanding and unexercised options to purchase shares of Partners common stock held by Mr. Sothen will be converted into options to purchase shares of LINK common stock in accordance with the merger agreement, subject to the same terms and conditions as were applicable to such Partners stock options immediately prior to the effective time of the merger; and

•	In connection with the merger Partners will pay a transaction bonus to Michael W. Clarke immediately prior to the effective time of the merger.

Partners’ board of directors was aware of these interests, including the material terms thereof, and considered them, among other matters, in making its recommendation that Partners’ shareholders vote to approve the Partners merger proposal and to approve the Partners compensation proposal. For more information, see “The Merger—Background of the Merger” beginning on page [●] and “The Merger—Partners’ Reasons for the Merger; Recommendation of Partners’ Board of Directors” beginning on page [●]. These interests are described in more detail, and certain of them are quantified, in the section entitled “The Merger—Interests of Certain Partners Directors and Executive Officers in the Merger” beginning on page [●].

Governance of the Combined Company After the Merger (page [●])

Boards of Directors and Committees of the Combined Company and the Combined Bank

The merger agreement, and an amendment to LINK’s and LINKBANK’s bylaws, which will be made in connection with the merger and will be effective for a period of twenty-four (24) months following the effective time and which we refer to as the “LINK bylaws amendment,” provide for certain arrangements related to the boards of directors of LINK and LINKBANK after the merger that are described below. These arrangements can be amended or waived after completion of the merger by the board of directors of LINK or LINKBANK by the affirmative vote of at least eighty percent (80%) of the entire board of directors of LINK or LINKBANK. The LINK bylaws amendment is set forth in Exhibit E to the merger agreement, which is attached as Annex A.

At the effective time of the merger, the number of directors that will comprise the full boards of directors of LINK and LINKBANK will be 22, of which (i) twelve will be directors of LINK immediately prior to the effective time (the “LINK Continuing Directors”) and (ii) ten will be directors of Partners immediately prior to the effective time (“Partners Continuing Directors”). In addition, all 22 directors will be appointed to the board of directors of the surviving corporation for terms to expire at LINK’s next annual meeting of shareholders and will be nominated to serve for two terms. For two years, any vacancies in LINK Continuing Directors will be generally filled by the remaining LINK Continuing Directors and any vacancies in Partners Continuing Directors will be generally filled by the remaining Partners Continuing Directors. The current Chairman of Partners will become the Vice Chairman of the surviving corporation and surviving bank upon completion of the merger and will become the Chairman of the surviving corporation and surviving bank in September 2024 (or such earlier date as of which the current Chairman ceases for any reason to serve as Chairman of the surviving corporation or surviving bank).

At the effective time, the surviving corporation will have, at least, the following committees: Audit Committee, Compensation Committee, Nominating & Corporate Governance Committee and Enterprise Risk Committee. Partners Continuing Directors will be appointed to the above committees based on an evaluation of their skills and interests and mutually agreed to by LINK and Partners.

At the effective time, the surviving bank will establish a Delmarva Regional Advisory Board and will appoint to it each non-employee director of TBOD who is not appointed to the surviving bank board of directors. Additionally, at the effective time, the surviving bank will establish a Virginia Regional Advisory Board and will appoint to it each non-employee director of VPB who is not appointed to the surviving bank board of directors.

At the effective time, the surviving corporation and the surviving bank will consist of the officers of LINK and LINKBANK, respectively, in office immediately prior to the effective time. In addition, at the effective time, the following individuals will be appointed to hold the positions at the surviving bank, and in each case, reporting to the Chief Executive Officer of the surviving bank, as set forth below:

•	John W. Breda, CEO, Delmarva Market

•	Adam G. Nalls, CEO, Virginia Market

•	David A. Talebian, President, Virginia Market

•	Wallace N. King, President, Fredericksburg Region

Name and Headquarters (page [●])

The merger agreement provides that the name of the surviving corporation and surviving bank will be LINKBANCORP, Inc. and LINKBANK, respectively, and that the headquarters and main office of LINK and LINKBANK will remain located in Camp Hill, Pennsylvania.

Regulatory Approvals (page [●])

Subject to the terms of the merger agreement, LINK and Partners have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals (as defined in “The Merger—Regulatory Approvals”), use their reasonable best efforts to make such filings within sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank mergers), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. The requisite regulatory approvals include, among others, the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for the merger, the approval of the FDIC for the bank mergers, the PDOBS for the bank mergers, the Delaware Office of the State Bank Commissioner (“DE Bank Commissioner”) for the merger and the TBOD bank merger, the Virginia Bureau of Financial Institutions (the “VA BFI”) for the merger and the VPB bank merger and the Maryland Office of the Commissioner of Financial Regulation (the “MD OCFR”) for the merger. The initial submission of these regulatory applications have been made.

Although neither LINK nor Partners knows of any reason why it cannot obtain the requisite regulatory approvals in a timely manner, LINK and Partners cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank mergers.

Expected Timing of the Merger

Neither LINK nor Partners can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Partners must first obtain the approval of Partners shareholders for the Partners merger proposal, and LINK must first obtain the approval of LINK shareholders for the LINK merger proposal and the LINK charter amendment proposal. LINK and Partners must also obtain necessary regulatory approvals and satisfy certain other closing conditions. LINK and Partners expect the merger to be completed promptly once LINK and Partners have obtained their respective shareholders’ approvals noted above, have obtained necessary regulatory approvals, and have satisfied the other closing conditions.

Conditions to Complete the Merger (page [●])

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:

•

the requisite LINK vote and the requisite Partners vote having been obtained. See “The Merger Agreement—Meetings; Recommendation of LINK’s and Partners’ Boards of Directors” beginning on page [●] for additional information regarding the “requisite LINK vote” and the “requisite Partners vote”;

•	the authorization for listing on Nasdaq, subject to official notice of issuance, of the LINK common stock to be issued in the merger;

•

all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition. See “The Merger—Regulatory Approvals” beginning on page [●] for additional information regarding the “requisite regulatory approvals” and the “materially burdensome regulatory condition”;

•

the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

•

no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank mergers or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger, the bank mergers or any of the other transactions contemplated by the merger agreement;

•

the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•

the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect); and

•

receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement (page [●])

The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the requisite Partners vote or the requisite LINK vote, in the following circumstances:

•	by mutual written consent of LINK and Partners;

•

by either LINK or Partners if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank mergers and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger or the bank mergers, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•

by either LINK or Partners if the merger has not been completed on or before February 22, 2024 (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•

by either LINK or Partners (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Partners, in the case of a termination by LINK, or on the part of LINK, in the case of a termination by Partners, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•

by Partners, if (i) LINK or the LINK board of directors has made a recommendation change or (ii) LINK or the LINK board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the LINK board of directors’ recommendation, see “The Merger Agreement—Meetings; Recommendation of LINK’s and Partners’ Boards of Directors” beginning on page [●] for additional information regarding the “recommendation change”;

•

by LINK, if (i) Partners or the Partners board of directors has made a recommendation change or (ii) Partners or the Partners board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Partners board recommendation, see “The Merger Agreement—Meetings; Recommendation of LINK’s and Partners’ Boards of Directors” beginning on page [●] for additional information regarding the “recommendation change”;

•

by LINK or Partners, following the LINK special meeting (including any adjournments or postponements thereof), if LINK (i) has not breached in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the LINK board recommendation and (ii) failed to obtain the requisite LINK vote at the LINK special meeting or at any adjournment or postponement thereof at which a vote on the adoption of merger agreement was taken; or

•

by LINK or Partners, following the Partners special meeting (including any adjournments or postponements thereof), if Partners (i) has not breached in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Partners board recommendation, and (ii) failed to obtain the requisite Partners vote at the Partners special meeting or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken.

Neither LINK nor Partners is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of LINK common stock or Partners common stock.

Termination Fee (page [●])

If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of LINK’s or Partners’ respective boards, LINK or Partners may be required to pay a termination fee to the other equal to $6.5 million.

Accounting Treatment (page [●])

The merger will be accounted for as an acquisition of Partners by LINK under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).

The Rights of Partners Shareholders Will Change as a Result of the Merger (page [●])

The rights of Partners shareholders are governed by Maryland law and the Partners articles of incorporation and the Partners bylaws. In the merger, Partners shareholders will become LINK shareholders, and their rights will be governed by Pennsylvania law and the LINK charter and the LINK bylaws. Partners shareholders will have different rights once they become LINK shareholders due to differences between the Partners governing documents and Maryland law, on the one hand, and the LINK governing documents and Pennsylvania law, on the other hand. These differences are described in more detail under the section entitled “Comparison of the Rights of LINK shareholders and Partners shareholders” beginning on page [●].

Listing of LINK Common Stock; Delisting and Deregistration of Partners Common Stock (page [●])

The shares of LINK common stock to be issued in the merger will be listed for trading on Nasdaq. Following the merger, shares of LINK common stock will continue to be traded on Nasdaq. In addition, following the merger, Partners common stock will be delisted from Nasdaq, will be deregistered under the Exchange Act and will cease to be publicly traded.

The LINK Special Meeting (page [●])

The LINK special meeting will be held virtually via the internet on [                ], 2023 at [                ], Eastern Time. At the LINK special meeting, LINK shareholders will be asked to vote on the following matters:

•	the LINK merger proposal;

•	the LINK charter amendment proposal; and

•	the LINK adjournment proposal.

You may vote at the LINK special meeting if you owned shares of LINK common stock at the close of business on [                ], 2023. As of [                ], 202[    ], there were [                ] shares of LINK common stock outstanding.

As of the close of business on the record date, LINK’s directors and executive officers and their affiliates were entitled to vote an aggregate of [                ] shares of LINK common stock at the special meeting, which represents approximately [                ] % of the issued and outstanding shares of LINK common stock entitled to vote at the special meeting.

Each director of LINK, solely in such director’s capacity as a shareholder of LINK, has entered into a support and voting agreement with Partners requiring each of them to vote all shares of LINK common stock owned by such director in favor of the LINK merger proposal and the LINK charter amendment proposal. As of the record date, these directors held [                ] shares of LINK common stock, which represented approximately [                ] % of the outstanding shares of LINK common stock entitled to vote at the LINK special meeting.

The LINK merger proposal will be approved if a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of LINK common stock at the LINK special meeting are voted in favor of such proposal. If a LINK shareholder present at the LINK special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. If a LINK shareholder is not present at the LINK special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.

The LINK charter proposal will be approved if a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of LINK common stock at the LINK special meeting are voted in favor of such proposal. If a LINK shareholder present at the LINK special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. If a LINK shareholder is not present at the LINK special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.

If a quorum is present at the LINK special meeting, (i) the LINK adjournment proposal will be approved if a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of LINK common stock at the LINK special meeting are voted in favor of such proposal, (ii) if a LINK shareholder present at the LINK special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal and (iii) if a LINK shareholder is not present at the LINK special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal. In the absence of a quorum at the LINK special meeting, (i) the LINK adjournment proposal will be approved if a majority of the shares of LINK common stock present at the LINK special meeting and entitled to vote on the LINK adjournment proposal are voted in favor of such proposal, (ii) if a LINK shareholder present at the LINK special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal and (iii) if a LINK shareholder is not present at the LINK special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.

The Partners Special Meeting (page [●])

The Partners special meeting will be held virtually via the internet on [                ], 2023 at [                ], Eastern Time. At the Partners special meeting, Partners shareholders will be asked to vote on the following matters:

•	the Partners merger proposal;

•	the Partners compensation proposal; and

•	the Partners adjournment proposal.

You may vote at the Partners special meeting if you owned shares of Partners common stock at the close of business on [                ], 2023. As of [                ], 202[    ], there were [                ] shares of Partners common stock outstanding.

As of the close of business on the record date, Partners directors and executive officers and their affiliates were entitled to vote an aggregate of [                ] shares of Partners common stock at the special meeting, which represents approximately [                ] % of the issued and outstanding shares of Partners common stock entitled to vote at the special meeting.

Each director of Partners, solely in such director’s capacity as a shareholder of Partners, has entered into a support and voting agreement with LINK requiring each of them to vote all shares of Partners common stock

owned by such director in favor of the Partners merger proposal. As of the record date, these directors held [                ] shares of Partners common stock, which represented approximately [                ] % of the outstanding shares of Partners common stock entitled to vote at the Partners special meeting.

The Partners merger proposal will be approved if at least two-thirds of all of the votes entitled to be cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting are voted in favor of such proposal. If a Partners shareholder present at the Partners special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal. If a Partners shareholder is not present at the Partners special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote “AGAINST” such proposal.

The Partners compensation proposal will be approved if a majority of the votes cast by the holders of outstanding shares of Partners common stock at the Partners special meeting are voted in favor of such proposal. If a Partners shareholder present at the Partners special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of the Partners compensation proposal. If a Partners shareholder is not present at the Partners special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of the Partners compensation proposal.

If a quorum is present at the Partners special meeting, (i) the Partners adjournment proposal will be approved if a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of Partners common stock at the Partners special meeting are voted in favor of such proposal, (ii) if a Partners shareholder present at the Partners special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal and (iii) if a Partners shareholder is not present at the Partners special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal. In the absence of a quorum at the Partners special meeting, (i) the Partners adjournment proposal will be approved if a majority of the shares of Partners common stock present at the Partners special meeting and entitled to vote on the Partners adjournment proposal are voted in favor of such proposal, (ii) if a Partners shareholder present at the Partners special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal and (iii) if a Partners shareholder is not present at the Partners special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.

Appraisal or Dissenters’ Rights in the Merger (page [●])

LINK shareholders are not entitled to appraisal rights under the PBCL and Partners shareholders are not entitled to dissenters’ rights of appraisal under the MGCL. For more information, see “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page [●].

Risk Factors (page [●])

In evaluating the merger agreement, the merger or the issuance of shares of LINK common stock, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page [●].

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. Any statement that does not describe historical or current facts is a forward-looking statement, including statements with respect to LINK’s and Partners’ beliefs, goals, intentions and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. Forward-looking statements are based on current expectations, estimates and projections about LINK’s and Partners’ businesses, beliefs of LINK’s and Partners’ management and assumptions made by LINK and Partners’ management. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties and assumptions (“Future Factors”) that are difficult to predict, change over time, and many of which are beyond the control of LINK and Partners. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LINK and Partners;

•	the outcome of any legal proceedings that may be instituted against LINK or Partners;

•

the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction);

•	the ability of LINK and Partners to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction;

•	the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction;

•

the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two (2) organizations or as a result of the strength of the economy and competitive factors in the areas where LINK and Partners do business;

•	certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions;

•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	diversion of management’s attention from ongoing business operations and opportunities;

•

the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Partners’ operations and those of LINK;

•	such integration may be more difficult, time consuming or costly than expected;

•	revenues following the proposed transaction may be lower than expected;

•	LINK’s and Partners’ success in executing their respective business plans and strategies and managing the risks involved in the foregoing;

•	the dilution caused by LINK’s issuance of additional shares of its capital stock in connection with the proposed transaction;

•

effects of the announcement, pendency or completion of the proposed transaction on the ability of LINK and Partners to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally;

•

risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of LINK and Partners;

•	the impact of the recent bank closings of Silicon Valley Bank, Signature Bank and Silvergate Bank and the risks related to continued disruption in the banking industry and financial markets; and

•	uncertainty as to the extent of the duration scope, and impacts of the COVID-19 pandemic on LINK, Partners and the proposed transaction.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which LINK, Partners or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, LINK and Partners claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither LINK nor Partners undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that LINK and Partners have filed with the SEC as described under “Where You Can Find More Information” beginning on page [●].

LINK and Partners expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●], LINK shareholders should carefully consider the following risk factors in deciding whether to vote for the approval of the LINK merger proposal and the LINK charter amendment proposal, and Partners shareholders should carefully consider the following risk factors in deciding whether to vote for the approval of the Partners merger proposal.

Risks Relating to the Consummation of the Merger and LINK Following the Merger

Because the market price of LINK common stock may fluctuate, Partners shareholders cannot be certain of the market value of the merger consideration they will receive.

In the merger, each share of Partners common stock issued and outstanding immediately prior to the effective time, except for shares of Partners common stock owned by Partners as treasury stock or owned by Partners or LINK (in each case, other than shares of Partners common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Partners or LINK in respect of debts previously contracted), will be converted into 1.150 shares of LINK common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either LINK common stock or Partners common stock. Changes in the price of LINK common stock between now and the time of the merger will affect the value that Partners shareholders will receive in the merger. Neither LINK nor Partners is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of LINK common stock or Partners common stock.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in LINK’s and Partners’ businesses, operations and prospects, the recent volatility in the prices of securities in global financial markets, including market prices of LINK, Partners and other banking companies, the effects of the COVID-19 pandemic and regulatory considerations and tax laws, many of which are beyond LINK’s and Partners’ control. Therefore, at the time of the LINK special meeting and the Partners special meeting, LINK shareholders and Partners shareholders will not know the market value of the consideration that Partners shareholders will receive at the effective time. You should obtain current market quotations for shares of LINK common stock (Nasdaq: LNKB) and for shares of Partners common stock (Nasdaq: PTRS).

The market price of LINK common stock after the merger may be affected by factors different from those currently affecting the shares of LINK common stock or Partners common stock.

In the merger, Partners shareholders will become LINK shareholders. LINK’s business differs from that of Partners and certain adjustments may be made to LINK’s business as a result of the merger. Accordingly, the results of operations of the combined company and the market price of LINK common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of LINK and Partners. For a discussion of the businesses of LINK and Partners and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page [●].

The opinion delivered by Stephens to LINK’s board of directors and the opinion delivered by Piper Sandler to Partners’ board of directors, respectively, prior to the entry into the merger agreement will not reflect changes in circumstances that may have occurred since the dates of the opinions.

The opinion from Stephens, LINK’s financial advisor, to LINK’s board of directors, was delivered on and dated February 22, 2023, and the opinion from Piper Sandler, Partners’ financial advisor, to Partners’ board of directors was delivered on and dated February 22, 2023. Changes in the operations and prospects of LINK or Partners, general market and economic conditions and other factors which may be beyond the control of LINK and Partners, including the ongoing effects of the COVID-19 pandemic on such market and economic conditions, and the market prices of LINK and Partners, may have altered the value of LINK or Partners or the prices of shares of LINK common stock and shares of Partners common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of those opinions.

LINK and Partners are expected to incur substantial costs related to the merger and integration.

LINK and Partners have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either LINK or Partners regardless of whether the merger is completed. See “The Merger Agreement—Expenses and Fees” beginning on page [●].

LINK and Partners have incurred and expect to incur significant, non-recurring costs in connection with negotiating the merger agreement and closing the merger. In addition, the combined company will incur integration costs following the completion of the merger as LINK and Partners integrate their businesses, including facilities and systems consolidation costs and employment-related costs. LINK and Partners may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While LINK and Partners have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.

Combining LINK and Partners may be more difficult, costly or time-consuming than expected, and LINK and Partners may fail to realize the anticipated benefits of the merger.

This is a merger transaction combining two (2) financial institutions of relatively similar asset size. The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of LINK and Partners. To realize the anticipated benefits and cost savings from the merger, LINK and Partners must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized, without adversely affecting current revenues and future growth. If LINK and Partners are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the combined company following the completion of the merger, which may adversely affect the value of the common stock of the combined company following the completion of the merger.

LINK and Partners have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two (2) companies may also divert management attention and resources. These integration matters could have an adverse effect on each of LINK and Partners during this transition period and for an undetermined period after completion of the merger on the combined company.

Furthermore, the board of directors of the combined company will consist of former directors from each of LINK and Partners. Combining the boards of directors of each company into a single board could require the reconciliation of differing priorities and philosophies.

The future results of the combined company following the merger may suffer if the combined company does not effectively manage its expanded operations.

Following the merger, the size of the business of the combined company will increase beyond the current size of either LINK’s or Partners’ business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increased size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.

The combined company may be unable to retain LINK and/or Partners personnel successfully after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by LINK and Partners. It is possible that these employees may decide not to remain with LINK or Partners, as applicable, while the merger is pending or with the combined company after the merger is consummated. If LINK and Partners are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, LINK and Partners could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. LINK and Partners also may not be able to locate or retain suitable replacements for any key employees who leave either company. See “The Merger—Governance of the Combined Company After the Merger” beginning on page [●].

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank mergers may be completed, various approvals and consents must be obtained from the Federal Reserve Board, the FDIC, the PDOBS, the DE Bank Commissioner, the VA BFI, the MD OCFR and other regulatory authorities in the United States. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals” beginning on page [●]. These approvals could be delayed or not obtained at all, including due to an adverse development in either party’s regulatory standing or in any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. The completion of the merger is conditioned on the receipt of the requisite regulatory approvals and the expiration of all statutory waiting periods without the imposition of any material burdensome regulatory condition. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.

In addition, despite the parties’ commitments to using their reasonable best efforts to comply with conditions imposed by regulators, under the terms of the merger agreement, neither LINK nor Partners, nor any of their respective subsidiaries, is permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger and the bank mergers. See “The Merger—Regulatory Approvals” beginning on page [●].

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual consideration to be issued in the merger as well as the actual financial condition and results of operations of the combined company after the merger may differ materially.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Partners identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The merger consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of Partners as of the date of the completion of the merger. The unaudited pro forma combined financial information reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared, including the recent developments and events in the financial services industry and related market volatility. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma condensed combined financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document and no assurances can be given that if the prospective financial information had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [●].

Certain of LINK’s and Partners’ directors and executive officers may have interests in the merger that may differ from, or are in addition to, the interests of LINK shareholders and Partners shareholders.

LINK’s shareholders and Partners shareholders should be aware that some of LINK’s and Partners’ directors and executive officers may have interests in the merger that are different from, or in addition to, those of LINK shareholders and Partners shareholders. These interests may create potential conflicts of interest. The LINK and Partners boards of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that, in the case of the LINK board of directors, LINK shareholders vote to approve the merger agreement and the LINK charter amendment and, in the case of the Partners board of directors, Partners shareholders vote to approve the merger agreement. For a more complete description of these interests, please see “The Merger—Interests of Certain LINK Directors and Executive Officers in the Merger” beginning on page [●] and “The Merger—Interests of Certain Partners Directors and Executive Officers in the Merger” beginning on page [●].

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: (i) approval by LINK shareholders of the LINK merger proposal and the LINK charter amendment proposal, and approval by Partners shareholders of the Partners merger proposal; (ii) authorization for listing on Nasdaq of the shares of LINK common stock to be issued in the merger, subject to official notice of issuance; (iii) the receipt of the requisite regulatory approvals, including the approval of the Federal Reserve Board, the FDIC, the PDOBS, the DE Bank Commissioner, the VA BFI and the MD OCFR; (iv) effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part; and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger, the bank mergers or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the bank mergers or any of the other transactions contemplated by the merger agreement illegal. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement, and (c) the receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

These conditions to the closing may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite shareholder approvals, or LINK or Partners may elect to terminate the merger agreement in certain other circumstances. For example, Partners previously mutually agreed to terminate its merger agreement with OceanFirst Financial Corp., on November 4, 2021. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page [●].

Failure to complete the merger could negatively impact LINK or Partners.

If the merger is not completed for any reason, including as a result of LINK shareholders failing to approve the LINK merger proposal or the LINK charter amendment proposal, or Partners shareholders failing to approve the Partners merger proposal, there may be various adverse consequences and LINK and/or Partners may experience negative reactions from the financial markets and from their respective customers and employees. For example, LINK’s or Partners’ businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of LINK common stock or Partners common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. LINK and/or Partners also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against LINK or Partners to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, either LINK or Partners may be required to pay a termination fee of $6.5 million to the other party.

Additionally, each of LINK and Partners has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid in connection with the merger. If the merger is not completed, LINK and Partners would have to pay these expenses without realizing the expected benefits of the merger.

In connection with the merger, LINK will assume Partners’ outstanding debt obligations, and the combined company’s level of indebtedness following the completion of the merger could adversely affect the combined company’s ability to raise additional capital and to meet its obligations under its existing indebtedness.

In connection with the merger, LINK will assume Partners’ outstanding indebtedness. LINK’s existing debt, together with any future incurrence of additional indebtedness, and the assumption of Partners’ outstanding indebtedness, could have important consequences for the combined company’s creditors and the combined company’s shareholders. For example, it could:

•	limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;

•	restrict the combined company from paying dividends to its shareholders;

•	increase the combined company’s vulnerability to general economic and industry conditions; and

•

require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

LINK and Partners will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on LINK and Partners. These uncertainties may impair LINK’s or Partners’ ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with LINK or Partners to seek to change existing business relationships with LINK or Partners. In addition, subject to certain exceptions, LINK and Partners have each agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party. These restrictions may prevent LINK and/or Partners from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements” beginning on page [●] for a description of the restrictive covenants applicable to LINK and Partners.

The announcement of the proposed merger could disrupt LINK’s and Partners’ relationships with their customers, suppliers, business partners and others, as well as their operating results and businesses generally.

Whether or not the merger is ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the merger on LINK’s and Partners’ businesses include the following:

•	their employees may experience uncertainty about their future roles, which might adversely affect LINK’s and Partners’ ability to retain and hire key personnel and other employees;

•

customers, suppliers, business partners and other parties with which LINK and Partners maintain business relationships may experience uncertainty about their respective futures and seek alternative relationships with third parties, seek to alter their business relationships with LINK and Partners or fail to extend an existing relationship with LINK and Partners; and

•	LINK and Partners have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.

The current rising interest rate environment may adversely impact the fair value adjustments of investments and loans acquired in the merger.

Upon the closing of the merger, the combined company will need to adjust the fair value of Partners’ investment and loan portfolios. The rising interest rate environment could have the effect of increasing the magnitude of the purchase accounting marks relating to such fair value adjustments, thereby increasing initial tangible book value dilution, extending the tangible book value earn-back period, and negatively impacting the combined company’s capital ratios, which may result in the combined company taking steps to strengthen its capital position.

The merger agreement limits LINK’s and Partners’ respective abilities to pursue alternatives to the merger and may discourage other companies from trying to acquire LINK or Partners.

The merger agreement contains “no shop” covenants that restrict each of LINK’s and Partners’ ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate, inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by LINK’s and Partners’ respective board of directors, engage in any negotiations concerning, or provide any confidential or non-public information or data relating to, any alternative acquisition proposals. These provisions, which include a $6.5 million termination fee payable under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of LINK or Partners from considering or proposing that acquisition. For more information, see “The Merger Agreement—Agreement Not to Solicit Other Offers; Termination of the Merger Agreement; Effect of Termination; Termination Fee” and “The Merger Agreement—Meetings; Recommendation of Partners’ and LINK’s Boards of Directors” beginning on pages [●] and [●] respectively.

The shares of LINK common stock to be received by Partners shareholders as a result of the merger will have different rights from the shares of Partners common stock.

In the merger, Partners shareholders will become LINK shareholders and their rights as shareholders will be governed by Pennsylvania law and the governing documents of the combined company following the merger. The rights associated with LINK common stock are different from the rights associated with Partners common stock. See “Comparison of the Rights of LINK shareholders and Partners Shareholders” beginning on page [●] for a discussion of the different rights associated with LINK common stock.

LINK shareholders and Partners shareholders will have reduced ownership and voting interest in the combined company after the consummation of the merger and will exercise less influence over management.

LINK shareholders and Partners shareholders currently have the right to vote in the election of the board of directors and on other matters affecting LINK and Partners, respectively. When the merger is completed, each LINK shareholder and each Partners shareholder will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s percentage ownership of either LINK or Partners individually, as applicable, prior to the consummation of the merger. Based on the number of shares of LINK common stock and Partners common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of LINK common stock expected to be issued in the merger, the former Partners shareholders, as a group, are estimated to own approximately [                ] percent ([    ]%) of the fully diluted shares of the combined company immediately after the merger and current LINK shareholders as a group are estimated to own approximately [                ] percent ([    ]%) of the fully diluted shares of the combined company immediately after the merger. Because of this, Partners shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of Partners, and LINK shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of LINK.

Issuance of shares of LINK common stock in connection with the merger may adversely affect the market price of LINK common stock.

In connection with the payment of the merger consideration, LINK expects to issue approximately 20.9 million shares of LINK common stock to Partners shareholders. The issuance of these new shares of LINK common stock may result in fluctuations in the market price of LINK common stock, including a stock price decrease.

LINK shareholders and Partners shareholders will not have appraisal rights or dissenters’ rights in the merger.

Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. LINK shareholders and Partners shareholders are not entitled under applicable law to appraisal rights in connection with the merger.

Shareholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of LINK and Partners.

Shareholders of LINK and/or of Partners may file lawsuits against LINK, Partners and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger, the bank mergers or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting LINK or Partners defendants from completing the merger, the bank mergers or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to LINK and/or Partners, including any cost associated with the indemnification of directors and officers of each company. LINK and Partners may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of LINK and Partners and could prevent or delay the completion of the merger.

Risks Relating to the Financial Services Industry

Recent events impacting the financial services industry may adversely affect the business of LINK, Partners, and the market price of their common stock.

Recent developments and events in the financial services industry, including the large-scale deposit withdrawals over a short period of time at Silicon Valley Bank and Signature Bank that resulted in the failure of those institutions have resulted in decreased confidence in banks among depositors, other counterparties and investors, as well as significant disruption, volatility and reduced valuations of equity and other securities of banks in the capital markets. These events have occurred against the backdrop of a rapidly rising interest rate environment which, among other things, has resulted in unrealized losses in longer duration securities and loans held by banks, more competition for bank deposits and may increase the risk of a potential recession. These events and developments could materially and adversely impact the business or financial condition of LINK and Partners, including through potential liquidity pressures, reduced net interest margins, and potential increased credit losses. These recent events and developments have, and could continue to, adversely impact the market price and volatility of LINK’s and Partners’ common stock. These recent events may also result in changes to laws or regulations governing banks and bank holding companies or result in the impositions of restrictions through supervisory or enforcement activities, including higher capital requirements, which could have a material impact on the businesses of LINK and Partners. The cost of resolving the recent failures may prompt the FDIC to increase its premiums above the recently increased levels or to issue additional special assessments.

Risks Relating to LINK’s Business

You should read and consider risk factors specific to LINK’s business that will also affect the combined company after the merger. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of LINK’s Annual Report on Form 10-K for the year ended December 31, 2022 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page [●] of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to Partners’ Business

You should read and consider risk factors specific to Partners’ business that will also affect the combined company after the merger. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Partners’ Annual Report on Form 10-K for the year ended December 31, 2022 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page [●] of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE LINK SPECIAL MEETING

This section contains information for LINK shareholders about the special meeting that LINK has called to allow LINK shareholders to consider and vote on the LINK merger proposal, the LINK charter amendment proposal and the LINK adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the LINK special meeting, and a form of proxy card that the LINK board of directors is soliciting for use by LINK shareholders at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The LINK special meeting will be held virtually via the internet on [                ], 2023 at [                ], Eastern Time. The LINK special meeting will be held in a virtual-only meeting format conducted via live webcast. Shareholders may participate in the virtual meeting by accessing [                ].

Matters to Be Considered

At the LINK special meeting, LINK shareholders will be asked to consider and vote upon the following proposals:

•	the LINK merger proposal;

•	the LINK charter amendment proposal; and

•	the LINK adjournment proposal.

Recommendation of LINK’s Board of Directors

The LINK board of directors recommends that you vote “FOR” the LINK merger proposal, “FOR” the LINK charter amendment proposal, and “FOR” the LINK adjournment proposal. See “The Merger—LINK’s Reasons for the Merger; Recommendation of LINK’s Board of Directors” beginning on page [●] for a more detailed discussion of the LINK board of directors’ recommendation.

Record Date and Quorum

The LINK board of directors has fixed the close of business on [                ], 2023 as the record date for the determination of LINK shareholders entitled to notice of and to vote at the LINK special meeting. As of the LINK record date, there were [                ] shares of LINK common stock outstanding.

Holders of a majority of the outstanding shares of LINK common stock entitled to vote at the LINK special meeting must be present, either in attendance virtually via the LINK special meeting website or by proxy, to constitute a quorum at the LINK special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the LINK special meeting via the LINK special meeting website, your shares of LINK common stock will not be counted towards a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.

Under the LINK bylaws, if a quorum is not present at the LINK special meeting, the holders of a majority of the shares of LINK common stock entitled to vote who are present (including virtually via the LINK special meeting website) or by proxy at the LINK special meeting may adjourn the LINK special meeting.

At the LINK special meeting, each share of LINK common stock is entitled to one (1) vote on all matters properly submitted to LINK shareholders.

As of the close of business on the record date, LINK’s directors and executive officers and their affiliates were entitled to vote an aggregate of [                ] shares of LINK common stock at the special meeting, which represents approximately [                ] % of the issued and outstanding shares of LINK common stock entitled to vote at the special meeting.

Each director of LINK, solely in such director’s capacity as a shareholder of LINK, has entered into a support and voting agreement with Partners requiring each of them to vote all shares of LINK common stock owned by such director in favor of the LINK merger proposal and the LINK charter amendment proposal. As of the record date, these directors held [                ] shares of LINK common stock, which represented approximately [                 ] % of the outstanding shares of LINK common stock.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the LINK special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the LINK special meeting. If your bank, broker, trustee or other nominee holds your shares of LINK common stock in “street name,” such entity will vote your shares of LINK common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

Vote Required; Treatment of Abstentions and Failure to Vote

LINK merger proposal:

Vote required: Approval of the LINK merger proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of LINK common stock at the LINK special meeting. Approval of the LINK merger proposal is a condition to the completion of the merger.

Effect of abstentions and failure to vote: If you are present at the LINK special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. If you are not present at the LINK special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.

LINK charter amendment proposal:

Vote required: Approval of the LINK charter amendment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of LINK common stock at the LINK special meeting. Approval of the LINK charter amendment proposal is a condition to the completion of the merger.

Effect of abstentions and failure to vote: If you are present at the LINK special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. If you are not present at the LINK special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.

LINK adjournment proposal:

Vote required: If a quorum is present at the LINK special meeting, approval of the LINK adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the LINK shareholders at the LINK special meeting. In the absence of a quorum at the LINK special meeting, approval of the LINK adjournment proposal requires the affirmative vote of a majority of the shares of LINK common stock present at the LINK special meeting and entitled to vote on the LINK adjournment proposal.

Effect of abstentions and failure to vote: If a quorum is present at the LINK special meeting, if you are present at the LINK special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. In the absence of a quorum at the LINK special meeting, if you are present at the LINK special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the proposal. Whether or not a quorum is present at the LINK special meeting, if you are not present at the LINK special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.

Attending the Virtual Special Meeting

The LINK special meeting may be accessed via the LINK special meeting website, where LINK shareholders will be able to listen to the LINK special meeting, submit questions and vote online. You are entitled to attend the LINK special meeting via the LINK special meeting website only if you were a shareholder of record at the close of business on the record date (a “record holder”) or you held your LINK shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”), or you hold a valid proxy for the LINK special meeting.

If you are a record holder, you will be able to attend the LINK special meeting online, ask questions and vote during the meeting by visiting [                ] and following the instructions. Please have your control number, which can be found on your notice, proxy card or voting instruction form, to access the meeting. The password for the meeting, if requested, is [                ].

If you are a beneficial owner of LINK common stock, in order to participate in the LINK special meeting, you must first obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares of LINKBANCORP, Inc. common stock you held as of the record date, your name and email address. You then must submit a request for registration to American Stock Transfer & Trust Company, LLC: (1) by email to proxy@astfinancial.com; (2) by fax to 718-765-8730 or (3) by mail to American Stock Transfer & Trust Company, LLC, Attn: Proxy Tabulation Department, 6201 15th Avenue, Brooklyn, NY 11219. Requests for registration must be labeled as “Legal Proxy” and be received by American Stock Transfer & Trust Company, LLC no later than 5:00 p.m. Eastern Time on [                ], 2023. Please review this information prior to the LINK special meeting to ensure you have access. See “—Shares Held in Street Name” below for further information.

Shareholders will have substantially the same opportunities to participate in the virtual LINK special meeting as they would have at a physical, in-person meeting. Shareholders as of the record date will be able to attend, vote, and submit questions during a portion of the meeting via the online platform. To ensure the LINK special meeting is conducted in a manner that is fair to all shareholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the LINK special meeting’s limited purpose.

Proxies

A holder of LINK common stock may vote by proxy or at the LINK special meeting via the LINK special meeting website. If you hold your shares of LINK common stock in your name as a record holder, to submit a proxy, you, as a holder of LINK common stock, may use one of the following methods:

•	by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

•	through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

•	by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

LINK requests that LINK shareholders vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to LINK as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of LINK common stock represented by it will be voted at the LINK special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the LINK merger proposal, “FOR” the LINK charter amendment proposal and “FOR” the LINK adjournment proposal.

If you are a beneficial owner, the holder should check the voting form used by your bank, broker, trustee or other nominee to determine whether the holder may vote by telephone or the internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the LINK special meeting virtually via the LINK special meeting website. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally via the LINK special meeting website at the meeting because you may revoke your proxy at any time before it is voted.

Shares Held in Street Name

If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.

Further, banks, brokers, trustees or other nominees who hold shares of LINK common stock on behalf of their customers may not give a proxy to LINK to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the LINK special meeting, including the LINK merger proposal, the LINK charter amendment proposal and the LINK adjournment proposal.

Revocability of Proxies

If you directly hold shares of LINK common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of LINK;

•	signing and returning a proxy card with a later date prior to the LINK special meeting;

•	attending the LINK special meeting virtually and voting at the LINK special meeting via the LINK special meeting website; or

•	voting by telephone or the internet at a later time prior to the LINK special meeting.

If your shares are held in street name, you should follow your bank’s, broker’s, trustee’s or other nominee’s instructions regarding the revocation of proxies.

Attendance virtually at the LINK special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by LINK after the vote will not affect the vote. Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to: LINKBANCORP, Inc., 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011, Attention: Corporate Secretary. If the LINK virtual special meeting is postponed or adjourned, it will not affect the ability of LINK shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to LINK shareholders residing at the same address, unless such LINK shareholders have notified LINK of their desire to receive multiple copies of the joint proxy statement/prospectus.

LINK will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any LINK shareholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to LINK’s proxy solicitor, Alliance Advisors at the following address: 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003, or by calling toll-free at 888-511-2642.

Solicitation of Proxies

LINK and Partners will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, LINK has retained Alliance Advisors, and will pay them a fee of $15,000 which includes expenses for these services. LINK and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of LINK common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of LINK. No additional compensation will be paid to LINK’s directors, officers or employees for solicitation.

Other Matters to Come Before the LINK Special Meeting

LINK management knows of no other business to be presented at the LINK special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the LINK board of directors’ recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding LINK’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact LINKBANCORP, Inc., 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011, telephone (855) 569-2265, or LINK’s proxy solicitor, Alliance Advisors at the following address: 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003, or by calling toll-free at 888-511-2642.

LINK PROPOSALS

PROPOSAL 1: LINK MERGER PROPOSAL

Pursuant to the merger agreement, LINK is asking LINK shareholders to approve the merger agreement. LINK shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the transactions contemplated thereby. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the LINK board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of LINK and LINK shareholders. See “The Merger—LINK’s Reasons for the Merger; Recommendation of LINK’s Board of Directors” beginning on page [●] for a more detailed discussion of the LINK board of directors’ recommendation.

The approval of the LINK merger proposal by LINK shareholders is a condition to the completion of the merger.

The LINK board of directors unanimously recommends a vote “FOR” the LINK merger proposal.

PROPOSAL 2: LINK CHARTER AMENDMENT PROPOSAL

LINK is asking its shareholders to approve an amendment to the LINK articles of incorporation to increase the number of authorized shares of its common stock by 25 million to 50 million. It is a condition to the completion of the merger that LINK amend its articles of incorporation to increase the number of authorized shares of its common stock.

The proposed amendment would revise ARTICLE SIXTH, paragraph (a) of the LINK articles of incorporation to state:

(a) The Corporation is organized on a stock share basis. The aggregate number of shares the Corporation is authorized to issue is 55,000,000, consisting of 50,000,000 shares of Common Stock having a par value of $0.01 per share (the “Common Stock”) and 5,000,000 shares of Preferred Stock having no par value per share (the “Preferred Stock”).

As of the LINK record date, LINK had [                ] shares of common stock outstanding, [                ] shares of common stock held in Treasury, and [                ] shares of common stock reserved for issuance to directors and employees under various compensation and benefits plans and warrants, with the remaining [                ] shares being authorized, unissued, and unreserved shares available for other corporate purposes. In connection with the merger, LINK expects to issue approximately [                ] million shares of common stock to Partners common shareholders.

Without this approval, LINK will not have a sufficient number of authorized shares to complete the merger. Based on current estimates, if the LINK charter amendment proposal is approved, LINK will have approximately [                ] million authorized but unissued shares of common stock available for issuance after completion of the merger. The LINK board of directors considers the proposed increase in the number of authorized shares desirable because it will enable LINK to complete the merger and it will provide greater flexibility in the capital structure of the combined company following the merger by allowing it to raise capital that may be necessary to further develop its business, to fund future potential acquisitions, to have shares available for use in connection with stock plans, and to pursue other corporate purposes that may be identified by the LINK board of directors in the future.

Each share of common stock authorized for issuance has the same rights as, and is identical in all respects with, each other share of common stock. The newly authorized shares of common stock will not affect the rights, such as voting and liquidation rights, of the shares of common stock currently outstanding. Under the LINK charter, LINK’s shareholders do not have pre-emptive rights. Therefore, should the LINK board of directors elect to issue additional shares of common stock, existing common shareholders would not have any preferential rights to purchase those shares, and such issuance could have a dilutive effect on earnings per share, book value per share, and the voting power and shareholdings of current shareholders, depending on the particular circumstances in which the additional shares of common stock are issued. Please see “Description of LINK Capital Stock” included elsewhere in this joint proxy statement/prospectus for a description of LINK capital stock and the rights of LINK shareholders. The LINK board of directors continually considers LINK’s capital structure and will determine the terms and timing of any future issuance. Other than in connection with the merger and pursuant to the LINK benefit plans, LINK does not have any current plans to issue shares of common stock at this time.

The amendment to the LINK charter will become effective on or prior to the effective time of the merger, and is not contingent on the completion of the merger. However, at any time prior to the effectiveness of the filing of the articles of amendment with the Department of State of the Commonwealth of Pennsylvania, the LINK board of directors may abandon the charter amendment without further action of the LINK shareholders, notwithstanding prior authorization of the charter amendment proposal by the LINK shareholders.

The foregoing description of the amendment to the LINK charter does not purport to be complete and is qualified in its entirety by reference to the full text of the articles of amendment, which is attached as Annex D to this joint proxy statement/prospectus.

The LINK board of directors unanimously recommends a vote “FOR” the LINK charter amendment proposal.

PROPOSAL 3: LINK ADJOURNMENT PROPOSAL

The LINK special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the LINK special meeting to approve the LINK merger proposal or the LINK charter amendment proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to LINK shareholders. If, at the LINK special meeting, the number of shares of LINK common stock present or represented and voting in favor of LINK merger proposal is insufficient to approve the LINK merger proposal or the LINK charter amendment proposal, LINK intends to move to adjourn the LINK special meeting in order to enable the LINK board of directors to solicit additional proxies for approval of the LINK merger proposal or the LINK charter amendment proposal. In that event, LINK will ask LINK shareholders to vote upon the LINK adjournment proposal, but not the LINK merger proposal or the LINK charter amendment proposal.

In this proposal, LINK is asking LINK shareholders to authorize the holder of any proxy solicited by the LINK board of directors, on a discretionary basis (i) if there are not sufficient votes at the time of the LINK special meeting to approve the LINK merger proposal or the LINK charter amendment proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to LINK shareholders, to vote in favor of adjourning the LINK special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from LINK shareholders who have previously voted. Pursuant to the LINK bylaws, the LINK special meeting may be adjourned without new notice being given, but if the date of any adjourned meeting is more than fifteen (15) days after the date for which the LINK special meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder of record entitled to vote at the meeting.

The approval of the LINK adjournment proposal by LINK shareholders is not a condition to the completion of the merger.

The LINK board of directors unanimously recommends a vote “FOR” the LINK adjournment proposal.

THE PARTNERS SPECIAL MEETING

This section contains information for Partners shareholders about the special meeting that Partners has called to allow Partners shareholders to consider and vote on the Partners merger proposal, the Partners compensation proposal and the Partners adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the Partners special meeting and a form of proxy card that the Partners board of directors is soliciting for use by Partners shareholders at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The Partners special meeting will be held virtually via the internet on [                ], 2023 at [                ], Eastern Time. The Partners special meeting will be held in a virtual-only meeting format conducted via live webcast. Shareholders may participate in the virtual meeting by accessing [                ].

Matters to Be Considered

At the Partners special meeting, Partners shareholders will be asked to consider and vote upon the following proposals:

•	the Partners merger proposal;

•	the Partners compensation proposal; and

•	the Partners adjournment proposal.

Recommendation of Partners’ Board of Directors

The Partners board of directors recommends that you vote “FOR” the Partners merger proposal, “FOR” the Partners compensation proposal and “FOR” the Partners adjournment proposal. See “The Merger—Partners’ Reasons for the Merger; Recommendation of Partners’ Board of Directors” beginning on page [●] for a more detailed discussion of the Partners board of directors’ recommendation.

Record Date and Quorum

The Partners board of directors has fixed the close of business on [                ], 2023 as the record date for the determination of Partners shareholders entitled to notice of and to vote at the Partners special meeting. As of the Partners record date, there were [                ] shares of Partners common stock outstanding.

Holders of a majority of the outstanding shares of Partners common stock entitled to vote at the Partners special meeting must be present, either in attendance virtually via the Partners special meeting website or by proxy, to constitute a quorum at the Partners special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Partners special meeting via the Partners special meeting website, your shares of Partners common stock will not be counted towards a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.

At the Partners special meeting, each share of Partners common stock is entitled to one (1) vote on all matters properly submitted to Partners shareholders.

As of the close of business on the record date, Partners directors and executive officers and their affiliates were entitled to vote an aggregate of [                ] shares of Partners common stock at the special meeting, which represents approximately [                ]% of the issued and outstanding shares of Partners common stock entitled to vote at the special meeting.

Each director of Partners, solely in such director’s capacity as a shareholder of Partners, has entered into a support and voting agreement with LINK requiring each of them to vote all shares of Partners common stock

owned by such director in favor of the Partners merger proposal. As of the record date, these directors held [                ] shares of Partners common stock, which represented approximately [                ]% of the outstanding shares of Partners common stock.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Partners special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Partners special meeting. If your bank, broker, trustee or other nominee holds your shares of Partners common stock in “street name,” such entity will vote your shares of Partners common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

Vote Required; Treatment of Abstentions and Failure to Vote

Partners merger proposal:

Vote required: Approval of the Partners merger proposal requires the affirmative vote of at least two-thirds of all of the votes entitled to be cast at the special meeting by the holders of shares of Partners common stock entitled to vote at the special meeting. Approval of the Partners merger proposal is a condition to the completion of the merger.

Effect of abstentions and failure to vote: If you are present at the Partners special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the Partners merger proposal. If you are not present at the Partners special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote “AGAINST” the merger proposal.

Partners compensation proposal:

Vote required: Approval of the Partners compensation proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of Partners common stock in attendance at the Partners special meeting or represented by proxy at the Partners special meeting. Approval of the Partners compensation proposal is not a condition to the completion of the merger.

Effect of abstentions and failure to vote: If you are present at the Partners special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. If you are not present at the Partners special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the vote count for such proposal.

Partners adjournment proposal:

Vote required: If a quorum is present at the Partners special meeting, approval of the Partners adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the holders of Partners common stock at the Partners special meeting. In the absence of a quorum at the Partners special meeting, approval of the Partners adjournment proposal requires the affirmative vote of a majority of the shares of Partners common stock present at the Partners special meeting and entitled to vote on the Partners adjournment proposal.

Effect of abstentions and failure to vote: If a quorum is present at the Partners special meeting, if you are present at the Partners special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. In the absence of a quorum at the Partners special meeting, if you are present at the Partners special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the proposal. Whether or not a quorum is present at the Partners special meeting, if you are not present at the Partners special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.

Attending the Virtual Special Meeting

The Partners special meeting may be accessed via the Partners special meeting website, where Partners shareholders will be able to listen to the Partners special meeting, submit questions and vote online. You are entitled to attend the Partners special meeting via the Partners special meeting website only if you were a shareholder of record at the close of business on the record date (a “record holder”) or you held your Partners shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”), or you hold a valid proxy for the Partners special meeting.

If you are a record holder, you will be able to attend the Partners special meeting online, ask questions and vote during the meeting by visiting [                ] and following the instructions. To attend the special meeting and be able to submit questions and to vote, you will need to review the information, including the control number, included on your proxy card or on the instructions that accompany your proxy materials. The password for the meeting, if requested, is [                ].

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions provided in accompanying proxy materials. If you do not have your control number, you may attend the special meeting as a guest (non-shareholder), but you will not have the ability to vote your shares or submit questions during the special meeting. See “—Shares Held in Street Name” below for further information.

Shareholders will have substantially the same opportunities to participate in the virtual Partners special meeting as they would have at a physical, in-person meeting. Shareholders as of the record date will be able to attend, vote, and submit questions during a portion of the meeting via the online platform. To ensure the Partners special meeting is conducted in a manner that is fair to all shareholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the Partners special meeting’s limited purpose.

Proxies

A holder of Partners common stock may vote by proxy or at the Partners special meeting via the Partners special meeting website. If you hold your shares of Partners common stock in your name as a record holder, to submit a proxy, you, as a holder of Partners common stock, may use one of the following methods:

•	by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

•	through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

•	by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

Partners requests that Partners shareholders vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to Partners as soon as possible in the enclosed postage-paid envelope.

When the accompanying proxy card is returned properly executed, the shares of Partners common stock represented by it will be voted at the Partners special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Partners merger proposal, “FOR” the Partners compensation proposal and “FOR” the Partners adjournment proposal.

If you are a beneficial owner, the holder should check the voting form used by your bank, broker, trustee or other nominee to determine whether the holder may vote by telephone or the internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Partners special meeting virtually via the Partners special meeting website. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally via the Partners special meeting website at the meeting because you may revoke your proxy at any time before it is voted.

Shares Held in Street Name

If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.

Further, banks, brokers, trustees or other nominees who hold shares of Partners common stock on behalf of their customers may not give a proxy to Partners to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Partners special meeting, including the Partners merger proposal, the Partners compensation proposal and the Partners adjournment proposal.

Revocability of Proxies

If you directly hold shares of Partners common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of Partners;

•	signing and returning a proxy card with a later date prior to the Partners special meeting;

•	attending the Partners special meeting virtually and voting at the Partners special meeting via the Partners special meeting website; or

•	voting by telephone or the internet at a later time prior to the Partners special meeting.

If your shares are held in street name, you should follow your bank’s, broker’s, trustee’s or other nominee’s instructions regarding the revocation of proxies.

Attendance virtually at the Partners special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Partners after the vote will not affect the vote. Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to Partners Bancorp, 2245 Northwood Drive, Salisbury, Maryland 21801, Attention: Betsy J. Eicher, Corporate Secretary. If the Partners virtual special meeting is postponed or adjourned, it will not affect the ability of Partners shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to Partners shareholders residing at the same address, unless such Partners shareholders have notified Partners of their desire to receive multiple copies of the joint proxy statement/prospectus.

Partners will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Partners shareholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Partners’ proxy solicitor, Regan & Associates, at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at 212-587-3005.

Solicitation of Proxies

LINK and Partners will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Partners has retained Regan & Associates, and will pay them a fee of $24,000 plus reasonable expenses for these services. Partners and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Partners common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Partners. No additional compensation will be paid to Partners’ directors, officers or employees for solicitation.

You should not send in any Partners stock certificates with your proxy card (or, if you are a beneficial owner, your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to Partners shareholders as soon as practicable after completion of the merger.

Other Matters to Come Before the Partners Special Meeting

Partners management knows of no other business to be presented at the Partners special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the Partners board of directors’ recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding Partners’ special meeting or would like additional copies of this joint proxy statement/prospectus, please contact 2245 Northwood Drive, Salisbury, Maryland 21801, (410) 548-1100 or Partners’ proxy solicitor, Regan & Associates, at the following address: 505 Eighth Avenue, Suite 800, New York, New York 10018, or by telephone at 212-587-3005.

PARTNERS PROPOSALS

PROPOSAL 1: PARTNERS MERGER PROPOSAL

Pursuant to the merger agreement, Partners is asking Partners shareholders to approve the merger agreement. Partners shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the transactions contemplated thereby. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Partners board of directors, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Partners and Partners shareholders. See “The Merger—Partners’ Reasons for the Merger; Recommendation of Partners’ Board of Directors” beginning on page [●] for a more detailed discussion of the Partners board of directors’ recommendation.

The approval of the Partners merger proposal by Partners shareholders is a condition to the completion of the merger.

The Partners board of directors unanimously recommends a vote “FOR” the Partners merger proposal.

PROPOSAL 2: PARTNERS COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Partners is seeking a non-binding, advisory shareholder approval of the compensation of Partners’ named executive officers that is based on or otherwise relates to the merger as disclosed in the section entitled “The Merger—Interests of Certain Partners Directors and Executive Officers in the Merger—Potential Payments and Benefits to Partners’ Named Executive Officers in Connection with the Merger” beginning on page [●]. The proposal gives Partners shareholders the opportunity to express their views on the merger-related compensation of Partners’ named executive officers.

Accordingly, Partners is asking Partners shareholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to the Partners named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of Certain Partners Directors and Executive Officers in the Merger—Potential Payments and Benefits to Partners’ Named Executive Officers in Connection with the Merger,” are hereby APPROVED.”

The advisory vote on the Partners compensation proposal is a vote separate and apart from the votes on the Partners merger proposal and the Partners adjournment proposal. Accordingly, if you are a holder of Partners common stock, you may vote to approve the Partners merger proposal and/or the Partners adjournment proposal and vote not to approve the Partners compensation proposal, and vice versa. The approval of the Partners compensation proposal by Partners shareholders is not a condition to the completion of the merger. If the merger is completed, the merger-related compensation will be paid to Partners’ named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Partners shareholders fail to approve the advisory vote regarding merger-related compensation.

The Partners board of directors unanimously recommends a vote “FOR” the advisory Partners compensation proposal.

PROPOSAL 3: PARTNERS ADJOURNMENT PROPOSAL

The Partners special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Partners special meeting to approve the Partners merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Partners shareholders.

If, at the Partners special meeting, the number of shares of Partners common stock present or represented and voting in favor of the Partners merger proposal is insufficient to approve the Partners merger proposal, Partners intends to move to adjourn the Partners special meeting in order to enable the Partners board of directors to solicit additional proxies for approval of the Partners merger proposal. In that event, Partners will ask Partners shareholders to vote upon the Partners adjournment proposal, but not the Partners merger proposal or the Partners compensation proposal.

In this proposal, Partners is asking Partners shareholders to authorize the holder of any proxy solicited by the Partners board of directors on a discretionary basis (i) if there are not sufficient votes at the time of the Partners special meeting to approve the Partners merger proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Partners shareholders, to vote in favor of adjourning the Partners special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Partners shareholders who have previously voted. Pursuant to the Partners bylaws, the Partners special meeting may be adjourned without new notice being given, but if the adjournment is for more than one hundred and twenty days (120) days or if a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder of record entitled to vote at the meeting.

The approval of the Partners adjournment proposal by Partners shareholders is not a condition to the completion of the merger.

The Partners board of directors unanimously recommends a vote “FOR” the Partners adjournment proposal.

INFORMATION ABOUT THE COMPANIES

LINK

LINKBANCORP, Inc. was incorporated under the laws of the Commonwealth of Pennsylvania on April 6, 2018 and is a bank holding company under the Bank Holding Company Act of 1956, as amended, and is subject to primary regulation by the Federal Reserve Board. In October 2018, LINK completed the acquisition of Stonebridge Bank, which was subsequently renamed LINKBANK.

On December 10, 2020, LINK and its wholly owned subsidiary, LINKBANK, and GNB Financial Services, Inc. (“GNBF”) and its wholly owned subsidiary, The Gratz Bank entered into an Agreement and Plan of Merger pursuant to which GNBF merged with and into LINK with LINK as the surviving corporation and LINKBANK merged with and into The Gratz Bank, with The Gratz Bank as the surviving institution (collectively, the “Gratz merger”). The Gratz merger was consummated effective September 18, 2021. In September 2022, LINK completed its initial public offering raising approximately $34.7 million in net proceeds. LINK common stock is now listed on the Nasdaq Capital Market under the trading symbol “LNKB” and LINK is subject to Nasdaq’s rules for listed companies. Effective November 4, 2022, The Gratz Bank legally changed its name to LINKBANK.

LINKBANK, a Pennsylvania-chartered bank, is subject to regulation and supervision by the Pennsylvania Department of Banking and Securities (the “PADOBS”) and the Federal Deposit Insurance Corporation (“FDIC”). LINK is LINKBANK’s sole shareholder. LINKBANK is a full-service commercial bank providing personal and business lending and deposit services to individuals, families, nonprofit and business clients throughout Central and Southeastern Pennsylvania, primarily through its digital presence on the internet and ten client solutions centers in Chester, Cumberland, Dauphin, Lancaster, Northumberland and Schuylkill counties, and loan production offices in Chester and York Counties.

As of December 31, 2022, LINK had total consolidated assets of approximately $1.16 billion, total loans of approximately $927.8 million, total deposits of approximately $946.8 million and total consolidated shareholders’ equity of approximately $138.6 million.

On February 21, 2023, LINK entered into investment agreements with certain directors of LINK as well as other accredited investors under which it issued and sold 1,282,052 shares of LINK common stock, at a price of $7.80 per share. The shares were issued on February 21, 2023, in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, and Regulation D of the rules and regulations promulgated thereunder. The offering resulted in gross proceeds of $10.0 million.

LINKBANCORP’s principal executive offices are located at 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011, its phone number is 855-569-2265 and its website is ir.linkbancorp.com. Additional information about LINK and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus.

Partners

Partners is a Maryland corporation and multi-bank holding company for The Bank of Delmarva, a Delaware chartered state member bank, which is headquartered in Seaford, Delaware, and Virginia Partners Bank, a Virginia chartered state member bank, which is headquartered in Fredericksburg, Virginia. Partners was incorporated on January 6, 1988 under the general corporation law of Maryland for the purpose of becoming a bank holding company for TBOD. Partners acquired VPB on November 15, 2019. Partners is subject to primary regulation by the Federal Reserve Board. TBOD is subject to primary regulation and supervision by the Federal Reserve Board and the DE Bank Commissioner and Partners is subject to primary regulation by the Federal Reserve Board and the VA BFI. In addition, TBOD is subject to regulation by the MD OCFR and the New Jersey Department of Banking and Insurance (the “NJDOBI”) and both TOBD and VPB are subject to regulation by the FDIC.

TBOD currently operates 15 full-service banking offices, located in Delmar, Salisbury and Ocean City, Maryland and Laurel, Dagsboro, and Rehoboth, Delaware, and Cherry Hill, Evesham and Moorestown, New Jersey. Delmarva Bank’s branches in Cherry Hill, Evesham, and Moorestown, New Jersey are operated under the name “Liberty Bell Bank, a Division of The Bank of Delmarva.” TBOD’s main office is located at 910 Norman Eskridge Highway, Seaford, Delaware 19973.

VPB has three full-service banking offices in Fredericksburg, Virginia and one full-service branch and commercial banking office in Reston, Virginia. In Maryland, VPB trades under the name “Maryland Partners Bank (a division of Virginia Partners Bank),” and operates a full-service branch and commercial banking office in La Plata, Maryland and a loan production office in Annapolis, Maryland. VPB’s main office is located at 410 William Street, Fredericksburg, Virginia 22401.

Partners common stock is listed on the Nasdaq Capital Market under the trading symbol “PTRS.”

Partners principal executive offices are located at 2245 Northwood Drive, Salisbury, Maryland 21801 and its telephone number at that location is (410) 548-1100. Partners’ website is https://www.partnersbancorp.com/. Additional information about Partners and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus.

THE MERGER

This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page [●].

Terms of the Merger

Each of LINK’s and Partners’ respective board of directors has approved the merger agreement. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, Partners will merge with and into LINK, with LINK as the surviving entity, which is referred to as the merger. Immediately following the merger, TBOD will merge with and into LINKBANK, with LINKBANK as the surviving bank, which is referred to as the TBOD bank merger. Immediately following the TBOD bank merger, VPB will merge with and into LINKBANK with LINKBANK as the surviving bank, which is referred to as the VPB bank merger.

Each share of Partners common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by LINK or Partners (subject to certain exceptions described in the merger agreement), will be converted into the right to receive 1.150 shares of LINK common stock. Partners shareholders who would otherwise be entitled to a fraction of a share of LINK common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the LINK closing share value.

LINK shareholders are being asked to approve the LINK merger proposal and the LINK charter amendment proposal, and Partners shareholders are being asked to approve the Partners merger proposal. See the section entitled “The Merger Agreement” beginning on page [●] for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As part of the ongoing oversight and management of their respective companies, each of the LINK and Partners boards and executive management teams regularly review and assess their respective companies’ long-term strategic goals and opportunities and their respective companies’ performance and prospects in light of competitive and other relevant developments, as part of their continuous efforts to enhance value for their respective shareholders and to deliver the best possible services and support to their respective customers and communities. For each company, these reviews have included periodic discussions regarding potential transactions that could further their strategic objectives and the potential benefits and risks of any such transactions, and at certain points in the past, have resulted in completed strategic transactions.

The Partners board has regularly reviewed and discussed Partners’ business strategy, performance and prospects in the context of the national and local economic environment, developments in the competitive landscape, and also in the context of the share exchange transaction that resulted in the combination of VPB and Delmar Bancorp (which survived and was renamed Partners Bancorp) in 2019. Among other things, these reviews and discussions have included possible strategic transactions available to Partners, such as potential acquisitions of, and business combinations with, other financial institutions. Certain of these reviews and discussions included analyses of the mergers and acquisitions environment, including multiples and premiums being paid, and an assessment of potential partners for Partners. In connection with the evaluation of these strategic alternatives, members of the Partners executive management team and certain directors of Partners, including Director

Michael W. Clarke, and Director Kenneth R. Lehman, have had informal discussions with representatives of other financial institutions.

During Spring 2021, the Partners board and Partners’ executive management engaged in a series of discussions during executive sessions of regularly scheduled meetings of the Partners board regarding Partners’ corporate strategy, including the then-planned transition of executive leadership from Mr. Lloyd B. Harrison, III, who was then serving as Chief Executive officer of Partners, to Mr. John W. Breda, who was then serving as President and Chief Operating Officer of Partners, Partners’ strategy as an independent financial institution, and potential strategic transactions.

During late May and early June 2021, Mr. Harrison engaged in a series of discussions with Mr. Jeffrey F. Turner, Chairman of the Partners board, Mr. George P. Snead, Vice Chairman of the Partners board, Mr. Lehman and Mr. Clarke regarding Partners, its current operations and strategy, and its strategic alternatives. Following these discussions, Mr. Harrison discussed these topics with a representative of Piper Sandler and, with the support of Chairman Turner, Vice Chairman Snead, Mr. Lehman and Mr. Clarke, requested that Piper Sandler begin to undertake an analysis of strategic alternatives available to Partners, including conducting a “market check” with respect to a potential strategic merger or a sale of the company. During June 2021, the executive management team of Partners met multiple times to discuss the review of strategic alternatives, and Messrs. Harrison, Breda, Snead and Turner held individual meetings with Partners directors regarding these discussions. Also during June 2021, representatives of Partners and another bank (which we refer to as “Bank 1”) held targeted discussions pursuant to a preexisting nondisclosure agreement between the parties regarding a potential strategic transaction.

In July 2021, Partners engaged Piper Sandler to perform a range of financial advisory services related to a review of strategic alternatives available to Partners. In late July 2021, representatives of Piper Sandler made a presentation to the Partners board regarding strategic alternatives potentially available to Partners, and outlined a proposed “market check” process to identify potential merger or acquisition partners. The Partners board then authorized Piper Sandler to proceed with the “market check” process, which was completed by late August 2021. As part of this “market check” process representatives of Piper Sandler discussed a potential strategic transaction involving Partners with 31 potential counterparties, 14 of which executed nondisclosure agreements and 3 of which, including Bank 1 and OceanFirst Financial Corporation (“OceanFirst”), submitted preliminary non-binding indications of interest (each of which we refer to as an “IOI”) by the end of August, 2021.

In early September 2021, representatives of Piper Sandler presented the results of the “market check” process to the Partners board. Representatives of Piper Sandler also presented to the Partners board (a) an analysis of Partners’ stand-alone business operations and financial projections, and (b) an analysis of market trends and dynamics in financial institutions mergers and acquisitions.

On or around September 2, 2021, OceanFirst submitted an IOI to acquire Partners, which was slightly revised from the terms of an initial IOI that was submitted by OceanFirst, and which contemplated, among other things, an indicative purchase price of $10.00 per Partners common stock in the form of an election for Partners shareholders to receive either (i) 0.4737 shares of OceanFirst common stock or (ii) $10.00 in cash for each share of Partners common stock, subject to no more than forty percent (40%) of Partners common stock being entitled to receive the cash consideration. On September 8, 2021, the Partners board convened a special meeting to discuss the strategic alternatives available to Partners and the three IOIs that had been received, and at such meeting representatives of Troutman Pepper discussed with the Partners board each director’s fiduciary duties and the applicable standard of director conduct under Maryland law. On September 13, 2021, the Partners board held another special meeting to discuss the IOIs that had been received, the financial characteristics of a strategic transaction with the interested potential counterparties, and the other strategic alternatives available to Partners. The Partners board discussed strategic alternatives related to, among other things, organic growth by Partners on a stand-alone basis, one or more acquisitions of smaller or similarly-sized financial institutions, or a sale of Partners which could follow the process initiated by Piper Sandler at Partners’ request. After considering the strategic alternatives available to Partners, the Partners board unanimously determined that it would be in the best interests of Partners and its shareholders to execute an IOI with OceanFirst in the form received on September 2, 2021. Partners and OceanFirst executed the IOI on September 13, 2021.

On September 18, 2021, LINK completed a merger with GNB Financial Services, Inc. and its wholly-owned subsidiary, The Gratz Bank, nearly doubling LINK’s asset size to approximately $979 million at September 30, 2021 and achieving critical mass in the Central Pennsylvania market.

Following execution of the IOI, during September 2021 and October 2021, Partners and OceanFirst engaged in their respective due diligence reviews in connection with that proposed transaction and focused significant attention on each party’s financial performance, employee matters, loan portfolios and asset quality, as well as key markets and integration matters. Also during September and October 2021, Partners’ executive management team, with assistance of representatives of Piper Sandler and Troutman Pepper, analyzed the impact of a potential strategic transaction on a team of commercial bankers that was recently hired by Partners, and on Mr. Clarke who had made and continued to make important contributions to this recently-hired team and the Northern Virginia operations of Partners on behalf of Partners’ leadership.

Beginning in mid-October 2021, Partners, OceanFirst and their respective financial and legal advisors negotiated a merger agreement with respect to that proposed transaction. During late October 2021, the parties and their respective advisors engaged in multiple conversations regarding that proposed transaction and its financial characteristics, which resulted in a revised exchange ratio of 0.4512. On November 3, 2021, the board of directors of each of Partners and OceanFirst held a special meeting to discuss and approve the proposed transaction and merger agreement. Then, on November 4, 2021, Partners and OceanFirst finalized and executed the merger agreement and announced that proposed transaction.

Following November 4, 2021 and continuing through early November 2022, Partners and OceanFirst diligently sought satisfaction of the closing conditions for that proposed transaction, submitting all necessary regulatory applications and seeking approval of such proposed transaction from shareholders of Partners. On March 9, 2022, shareholders of Partners approved that proposed transaction. Following receipt of such approval, OceanFirst and Partners continued to pursue the necessary regulatory approvals including from the Federal Reserve and the Office of the Comptroller of the Currency (the “OCC”).

Beginning during the summer of 2022, the executive management and board of directors of Partners began having significant concerns regarding the changing bank regulatory environment and the lack of progress by the Federal Reserve and the OCC in processing OceanFirst’s applications regarding that proposed transaction. In addition, while the proposed transaction between Partners and OceanFirst remained under consideration by the federal bank regulatory agencies, various third parties approached members of Partners’ executive management, and also certain representatives of Partners, to determine if the proposed merger with OceanFirst was going to receive regulatory approval and to indicate potential interest in a negotiated transaction with Partners in the event that the proposed merger with OceanFirst did not close. In light of the exclusivity obligations contained in the merger agreement between Partners and OceanFirst, in each instance either members of Partners executive management, or a representative of Partners, as applicable, indicated that Partners was continuing to work diligently with OceanFirst to obtain the necessary regulatory approvals and consummate the proposed transaction with OceanFirst.

While Partners and OceanFirst continued to seek the necessary regulatory approvals for that proposed transaction, no assurances could be obtained that the regulatory approvals would be forthcoming in a reasonably timely manner or at all. The board and executive management of Partners believed that the merger agreement with OceanFirst continued to provide an attractive result for Partners’ shareholders if regulatory approvals could be obtained in a reasonably timely manner. However, beginning in mid-August 2022, the Partners board began anticipating that the regulatory review process could extend beyond the “outside date” of November 4, 2022 that was contained in the merger agreement with OceanFirst, after which either party would be able to unilaterally terminate such merger agreement without penalty. At that time, the Partners board preferred, if the merger with

OceanFirst could not be consummated prior to that outside date, to have some comfort that an alternative transaction may be available to Partners.

Beginning in late August 2022, Mr. Harrison discussed the delay in regulatory reviews and related concerns of the Partners board with Mr. Christopher D. Maher, Chief Executive Officer of OceanFirst. During that conversation, Mr. Harrison and Mr. Maher discussed a proposal that Partners may contact a limited number of third parties to gauge their potential interest in an alternative strategic transaction while the merger agreement between Partners and OceanFirst remained in effect, so long as Partners was prohibited from entering into an agreement for an alternative strategic transaction with a third party while the merger agreement with OceanFirst remained in effect. The boards of OceanFirst and Partners approved this limited waiver of the exclusivity provisions contained in the merger agreement, and such limited exclusivity waiver was effective on October 1, 2022.

In September 2022, LINK completed its initial public offering, resulting in net proceeds of $34.7 million. During the IPO process, LINK highlighted its opportunistic mergers and acquisitions strategy, as well as perceived growth opportunities in Maryland and northern Virginia.

In October 2022 representatives of Piper Sandler reached out to a limited number of banks familiar with Partners to gauge their interest in a possible alternative transaction, if the merger with OceanFirst could not be consummated in a reasonably timely manner or at all. Partners also prepared a data room to help potential interested parties assess Partners’ condition and prospects as part of the diligence process. During this time, Partners executed a nondisclosure agreement with one potential counterparty. This nondisclosure agreement contained a targeted standstill provision that Partners believed would incentivize this potential counterparty to make its best bids with respect to a possible alternative transaction, thus maximizing shareholder value.

On October 20, 2022, Mr. Turner, Mr. Snead, Mr. Harrison and Mr. Breda met with the Chief Executive Officer and Chief Financial Officer of another bank (which we refer to as “Bank 2”) to determine Bank 2’s level of interest in merging with Partners if the proposed transaction with OceanFirst was not consummated. Bank 2 had been identified as a key potential merger partner by the executive management and board of Partners, as well as by representatives of Piper Sandler. On October 26, 2022, representatives of Piper Sandler learned that Bank 2 was already engaged on an alternate strategic transaction and therefore would not be pursuing a potential transaction with Partners in the near or intermediate term.

On October 27, 2022, the LINK board of directors met and reviewed LINK’s strategic plan, including LINK’s strategy with respect to mergers and acquisitions and the potential to build shareholder value through strategic whole bank, branch and non-bank acquisitions.

In early November 2022, Mr. Harrison learned from Mr. Maher that there had been no substantive updates regarding OceanFirst’s pending regulatory applications with the Federal Reserve and the OCC, and that Mr. Maher could not give any assurance regarding the potential timelines for the regulatory review and approval processes. Effective November 9, 2022, the boards of directors of Partners and OceanFirst approved termination of the merger agreement. On November 9, 2022, OceanFirst and Partners entered into a mutual termination agreement pursuant to which, among other things, OceanFirst and Partners mutually agreed to terminate the merger agreement between the parties and the transactions contemplated thereby, and to mutually release each other from any claims of liability to one another relating to the merger agreement and the terminated transactions.

On November 11, 2022, Mr. Lehman met with LINK CEO Andrew Samuel, with whom he previously served on the board of directors of another Pennsylvania bank, and discussed developments in the banking industry generally, including the termination of Partners’ agreement with OceanFirst. In the course of this meeting, Mr. Samuel and Mr. Lehman discussed the potential of a strategic business combination of LINK and Partners. Mr. Lehman referred Mr. Samuel to representatives of Piper Sandler in order to further explore this possibility. The meeting did not involve any proposal or discussion of any terms of a potential combination transaction.

Mr. Samuel contacted representatives of Piper Sandler and thereafter, on November 17, 2022, Mr. Samuel and LINK’s President, Carl Lundblad, met with Mr. Turner to explore a potential combination of LINK and Partners. No transaction or proposal terms were discussed at the meeting.

In early November 2022 and at direction of the Partners board, representatives of Piper Sandler began an updated, broad “market check” process to identify potential merger or acquisition partners for Partners and give the Partners board an updated view of the company’s value in a sale or merger transaction. This “market check” process was completed by early January 2023, with 35 potential counterparties contacted of which two, including LINK, submitted preliminary non-binding IOIs by January 5, 2023. During this process, seven potential counterparties, including LINK and Bank 3 (defined below) executed nondisclosure agreements that contained targeted standstill provisions that Partners believed would incentivize potential counterparties to make their best bids with respect to a possible strategic transaction, thus maximizing shareholder value.

At a regularly scheduled meeting on December 22, 2022, Mr. Samuel updated the LINK board of directors regarding discussions with Partners and noted that LINK had been invited to submit an IOI for a potential combination. LINK had completed a preliminary due diligence review of Partners which included a review of certain materials provided in a virtual data room. Management reviewed information related to a potential combined organization, including a preliminary financial model setting out assumed terms of a combination and the resulting key pro forma metrics. Management also reviewed with the LINK board a draft of a non-binding preliminary indication of interest that LINK management proposed to submit to Partners and discussed pricing, corporate governance and market structure, board composition, dividends, senior management roles and other employee considerations. The LINK board of directors authorized LINK management to submit the proposed IOI to Partners and appointed a special mergers and acquisitions committee to respond to items that may arise with respect to the proposal between regular board meetings. The committee consisted of Andrew Samuel, Joseph C. Michetti, Jr., George Parmer, David H. Koppenhaver and William E. Pommerening.

On or around January 5, 2023, a bank (to which we refer as “Bank 3”) submitted an IOI with respect to a merger transaction that would have been part of larger-scale organizational changes. This proposed transaction would have paid Partners shareholders consideration in shares of Bank 3 stock, valued at approximately $6.18 to $6.65 per share based on then-current market prices, or between $8.90 and $12.55 per share if certain financial projections and trading multiples were achieved and certain implied value metrics were appropriate.

On or around January 5, 2023, LINK submitted an initial IOI for a merger transaction with Partners. LINK’s initial IOI contemplated, among other things, a fixed exchange ratio of 1.110 shares of LINK common stock for each share of Partners common stock, representing an indicative purchase price per share of $10.43 per share of Partners common stock (based on market prices as of January 4, 2023). LINK’s IOI also proposed an exclusivity period of 45 days during which the parties would conduct customary due diligence, engage in discussions about the value of combining their companies and negotiate transaction documents. In addition, LINK’s IOI provided that Mr. Turner would serve as Vice Chairman of the combined company and would serve as Chairman of the combined company beginning on the second anniversary of the consummation of the proposed merger, and that each director of Partners would be invited to join the combined company’s board of directors.

On January 10, 2023, the Partners board held a special meeting to discuss the IOIs that had been received from LINK and Bank 3, the financial characteristics of a strategic transaction with the interested potential counterparties, the likelihood that transactions with such parties could be completed successfully and the relative timeframes for such completion, and the other strategic alternatives available to Partners. The Partners board discussed strategic alternatives related to, among other things, organic growth by Partners on a stand-alone basis, one or more acquisitions of smaller or similarly-sized financial institutions, or a sale of Partners which could follow the process initiated by Piper Sandler at Partners’ request. Representatives of Piper Sandler discussed each IOI in detail with the Partners board and, after significant deliberation and considering the strategic alternatives available to Partners, the Partners board determined to continue exploring a possible merger transaction with LINK and instructed Piper Sandler to request that LINK revise its IOI to, among other things, increase the exchange ratio from 1.110x to 1.150x. The Partners board determined not to pursue a potential merger transaction with Bank 3, including in light of the board’s conclusion that this proposed transaction presented significantly greater execution risk than a potential merger transaction with LINK, due to significant organizational changes at Bank 3 that were contemplated in conjunction with Bank 3’s proposal.

On January 11, 2023, LINK’s special mergers and acquisitions committee met, reviewed an updated financial model reflecting various alternative exchange ratios and authorized the submission of a revised non-binding IOI to respond to items raised by Partners.

Later that day, LINK submitted a revised IOI for a merger transaction with Partners which contemplated, among other things, an exchange ratio of 1.140 shares of LINK common stock for each share of Partners common stock, representing an indicative purchase price of $10.70 per share of Partners common stock (based on market prices as of January 9, 2023). LINK’s revised IOI also expanded retention and severance benefits available to Partners’ employees. The executive management of Partners discussed the revised IOI with representatives of Piper Sandler, representatives of Troutman Pepper, and the Partners board and then, later on January 11, 2023, Partners and LINK executed the IOI. Pursuant to this IOI, LINK and Partners agreed to a limited period of exclusivity through February 25, 2023 to negotiate a transaction, subject to an automatic 15 day extension if the parties remained in active discussions regarding a potential transaction.

On January 16, 2023, LINK and Partners signed a mutual confidentiality agreement which superseded the confidentiality agreement signed on November 29, 2022 and did not contain any standstill provisions.

On January 18, 2023, members of the respective LINK and Partners management teams met to discuss the proposed transaction, information about each company and strategic considerations related to the transaction. Also during mid-January 2023, the executive management teams of Partners and LINK began due diligence and reverse due diligence reviews in connection with the proposed merger. During mid-January 2023 and February 2023, the management teams of Partners and LINK discussed key diligence topics including but not limited to financial performance, employee matters, loan and securities portfolios, credit quality, information technology, key markets, integration matters and corporate strategy. As part of these due diligence reviews, Partners and LINK each utilized a third-party consultant with expertise in bank merger transactions to perform targeted diligence on the other party’s loan portfolio. This consultant also supported Partners’ due diligence review of regulatory compliance and operations. LINK also engaged a separate third-party consultant with respect to financial modeling and valuation assumptions.

Beginning in mid-January 2023 through early February 2023, Partners’ executive management team, with assistance of representatives of Piper Sandler and Troutman Pepper, analyzed the impact of the proposed merger with LINK on the team of commercial bankers that was hired by Partners shortly before the transaction with OceanFirst, and on Mr. Clarke who continued to make important contributions to the Northern Virginia operations of Partners on behalf of Partners’ leadership. During February 2023, with assistance of Partners’ legal and financial advisors, Partners discussed this team with LINK in the context of the proposed merger, as well as certain financial commitments Partners had previously made with respect to this team both prior to and in connection with the previously proposed merger between Partners and OceanFirst. As a result of these discussions, LINK agreed to an economic arrangement to permit Partners to satisfy its commitments to this team of commercial bankers.

On January 24, 2023, representatives of Luse Gorman, LINK’s legal counsel, provided representatives of Troutman Pepper, Partners’ legal counsel, a draft merger agreement. On January 31, 2023, representatives of Troutman Pepper provided representatives of Luse Gorman with an updated version of the merger agreement. From the period beginning January 31, 2023 through February 22, 2023, representatives of Luse Gorman and Troutman Pepper exchanged several additional drafts of the merger agreement and related transaction documents.

During late January and early February 2023, the executive management teams of LINK and Partners continued their respective due diligence and reverse due diligence efforts with respect to the proposed merger, including multiple telephonic or video conferences. On February 6, 2023, the executive management teams of LINK and Partners met in Baltimore, Maryland to discuss various due diligence findings, certain terms being negotiated with respect to the merger agreement, and other matters related to the proposed transaction, including potential terms providing for the retention of Partners executives in meaningful leadership roles for the combined organization.

On February 15, 2023, with representatives of Stephens, Inc. and Luse Gorman in attendance, the LINK board discussed updates with respect to the proposed transaction and the favorable due diligence review to date by LINK’s senior management and third-party consultants engaged by LINK. During this discussion, members of LINK’s management team discussed specific due diligence findings and certain strategic considerations with respect to the proposed combination. Additionally, representatives of Stephens discussed their preliminary financial analysis of the proposed merger and LINK management reviewed certain assumptions included in the financial model, including an additional $10 million in capital proposed to be raised through a private placement of LINK common stock to directors and other accredited investors. LINK’s executive management also reviewed the terms of a proposed engagement letter with Stephens as LINK’s financial advisor with respect to the proposed merger and to provide a written fairness opinion. At the conclusion of this meeting, the LINK board of directors authorized management to continue negotiating a definitive merger agreement and related ancillary agreements, approved and authorized the engagement of Stephens as LINK’s financial advisor, and approved and authorized management to proceed with the proposed $10 million private placement of LINK’s common stock.

On February 15, 2023, with representatives of Piper Sandler and Troutman Pepper in attendance, the Partners board discussed updates with respect to the proposed transaction and the favorable due diligence review to date by Partners’ executive management and by the third-party consultant that was engaged by Partners. During this discussion, members of Partners’ executive management team discussed specific diligence findings with the Partners board as well as the likely timeline for the proposed transaction. Also at this meeting, the Partners board discussed the possible terms of the capital raise proposed by LINK in connection with the proposed merger, including the impact on the transaction’s dilution and pro forma capital levels.

On February 16, 2023, Mr. Turner and Mr. Samuel met in-person to discuss the proposed merger, executive leadership issues, and the composition of the combined company’s board of directors following the proposed merger. At this meeting, Mr. Turner and Mr. Samuel agreed, subject to confirmation by their respective boards in connection with approval of the merger agreement, that the combined company would be best served by a board of directors comprised of the 10 currently-serving directors of Partners and 12 of the currently-serving directors of LINK.

On February 16, 2023, after receiving applicable signed confidentiality agreements, LINK distributed an investor presentation describing the proposed merger with Partners and a form of investment agreement to certain directors of LINK as well as other accredited investors for the proposed $10 million private placement of LINK’s common stock.

On February 17, 2023, members of Partners’ executive management met with Mr. Lehman, Mr. Clarke and representatives of Piper Sandler and Troutman Pepper. Following these discussions, executive management of Partners instructed representatives of Piper Sandler to request from LINK an increase in the exchange ratio from 1.140x to 1.160x, in light of updated due diligence and financial analysis of the transaction and then current market conditions. After negotiations between LINK and Partners and their respective financial advisors, LINK and Partners agreed to an updated exchange ratio of 1.150x. This updated exchange ratio equaled an indicated value per share of Partners common stock of $9.14, based on market prices on February 17, 2023.

From February 17, 2023 to February 22, 2023, LINK and Partners, with the assistance of their respective legal and financial advisors, continued to negotiate the outstanding terms of the merger agreement and related transaction documents, including the voting and support agreements. During this period the parties exchanged and discussed additional drafts of the merger agreement and related transaction documents, including the voting and support agreements and the disclosure schedules related to the transaction documents. In addition, LINK negotiated and entered into individual employment agreements with certain senior officers of Partners, Mr. Breda, Mr. Nalls, Mr. Talebian, and Mr. King, in connection with the execution of the merger agreement that would take effect at the closing of the merger. LINK believed the retention of these officers was crucial for the continuity required to achieve the strategic benefits of the merger.

On February 21, 2023, LINK entered into investment agreements with certain directors of LINK as well as other accredited investors under which it issued and sold 1,282,052 shares of LINK common stock, at a price of $7.80 per share, which was the closing price per share on February 21, 2023 as reported on Nasdaq. The shares were issued in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, and Regulation D of the rules and regulations promulgated thereunder. The offering resulted in gross proceeds to LINK of $10.0 million.

In the morning of February 22, 2023, the Partners board convened a special meeting to discuss the proposed merger and review the terms of the proposed merger agreement and the merger with LINK. Members of the Partners senior management team were in attendance and representatives of Piper Sandler and Troutman Pepper also participated in the meeting. The Partners board were provided with copies of the merger agreement, the plan of merger, the merger agreements for the bank mergers, the voting and support agreements, and summary materials regarding certain aspects of the merger prepared by Troutman Pepper. At this meeting, the Partners board discussed the proposed exchange ratio of 1.150 shares of LINK common stock for each share of Partners common stock, which represented an indicative purchase price of $8.97 per share of Partners common stock (based on market prices as of February 21, 2023), in light of the changes in the market price of LINK common stock and bank common stocks generally since Partners received the first IOI from LINK. Also at this meeting, representatives of Piper Sandler reviewed the financial aspects of the proposed transaction and rendered to the Partners board an opinion (which was initially rendered verbally and then confirmed in a written opinion, dated February 22, 2023, a copy of which is attached to this joint proxy statement/prospectus as Annex C) to the effect that, as of that date and subject to the procedures followed, assumptions made and matters considered, and qualifications and limitations on the review undertaken by Piper Sandler as set forth in such opinion, the merger consideration was fair, from a financial point of view, to the holders of Partners common stock. Representatives of Troutman Pepper discussed the terms of the merger agreement, the merger agreements for the bank mergers, the voting and support agreements and related transaction documents with the Partners board, and updated the Partners board with respect to negotiations on the terms of the merger and the board’s compliance with fiduciary duties and the standard of director conduct under Maryland law. Members of Partners’ senior management team reviewed with the Partners board the results of the due diligence investigation of LINK and the strategic benefits of the proposed merger with LINK.

After considering the proposed terms of the merger agreement and the mergers and the related transaction documents, and taking into consideration the matters discussed during that meeting and prior meetings of the Partners board, including the factors described under the section of this joint proxy statement/prospectus entitled “The Merger—Partners’ Reasons for the Merger and Recommendation of the Partners Board,” the Partners board determined that the merger agreement, including the merger and the other transactions contemplated thereby, was in the best interests of Partners and its shareholders, and the Partners board approved and adopted the merger agreement and the mergers and the other transactions contemplated thereby.

On February 22, 2022, the LINK board of directors held a special meeting at which it discussed the proposed merger and reviewed the terms of the proposed merger agreement with Partners. Members of the LINK senior management team were in attendance and representatives of Stephens and Luse Gorman also participated in the meeting. Members of the LINK board were provided with copies of the merger agreement, the merger agreements for the bank mergers, the voting and support agreements, and summary materials regarding the merger prepared by Luse Gorman. LINK management and Stephens reported favorably on their due diligence review of Partners. Representatives of Luse Gorman presented a summary of the legal terms of the merger agreement, including a review of the transaction structure, the merger consideration, the parties’ respective representations and warranties and covenants, the composition of the board of directors of the combined company, employee benefits matters, employment agreements, closing conditions, and termination provisions, including the potential liability for a termination fee. Luse Gorman also reviewed the fiduciary duties of the board under Pennsylvania law. The LINK board of directors further discussed the required shareholder and regulatory approvals required to complete the transaction, as well as the possible timeframe for obtaining such approvals and completing the merger. Also at this meeting, representatives of Stephens reviewed the financial aspects of the proposed transaction and rendered to the LINK board an opinion (which was initially rendered verbally and then confirmed in a written opinion, dated February 22, 2023, a copy of which is attached to this joint proxy statement/prospectus as Annex B) to the effect that, as of that date and subject to the procedures followed, assumptions made and matters considered, and qualifications and limitations on the review undertaken by Stephens as set forth in such opinion, the merger consideration was fair, from a financial point of view, to LINK.

After considering the proposed terms of the merger agreement and the mergers and the related transaction documents, and taking into consideration the matters discussed during that meeting and prior meetings of the LINK board, including the factors described under the section of this joint proxy statement/prospectus entitled “The Merger—LINK’s Reasons for the Merger and Recommendation of the LINK Board,” the LINK board determined that the merger agreement, including the merger and the other transactions contemplated thereby, was in the best interests of LINK and its shareholders, and the LINK board unanimously approved and adopted the merger agreement and the mergers and the other transactions contemplated thereby.

Following the meetings of the LINK and Partners boards on February 22, 2023, LINK and Partners and their respective legal advisors finalized the merger agreement and, on the evening of February 22, 2023, LINK and Partners executed the merger agreement and each director of LINK and Partners executed a voting and support agreement. Certain executives of LINK executed amendments or waivers to certain agreements and stock options such that the mergers will not be considered a change in control and result in enhanced severance benefits or accelerated vesting of benefits. Also on the evening of February 22, 2023, LINK and Partners issued a joint press release announcing execution of the merger agreement.

LINK’s Reasons for the Merger; Recommendation of LINK’s Board of Directors

After careful consideration, the LINK board of directors, at a special meeting on February 22, 2023, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the mergers and the issuance of LINK common stock, are advisable and fair to and in the best interests of LINK and its shareholders, (ii) approved and adopted the merger agreement, and the transactions contemplated thereby (including the merger, the issuance of LINK common stock, the TBOD bank merger agreement and the VPB bank merger agreement) and (iii) recommended the approval by LINK shareholders of the LINK merger proposal, the LINK charter amendment proposal and the other matters to be voted on at the LINK special meeting.

In reaching this decision, the LINK board of directors evaluated the merger agreement, the mergers and the other matters contemplated by the merger agreement in consultation with LINK’s senior management, as well as with LINK’s legal and financial advisors, and considered a number of factors, including the following:

•	each of LINK’s and Partners’ business, operations, financial condition, asset quality, earnings and prospects;

•

the strategic rationale for the merger, which will enhance LINK’s ability to deliver products and services currently offered by both LINK and Partners, including commercial lending and other banking products and services, and will enable LINK to grow and expand customer relationships by offering new customers and existing customers of LINK and Partners a broader set of products and services through an expanded market footprint;

•

the effectiveness of the merger as a method of implementing and accelerating LINK’s strategies for expanding into highly attractive geographies surrounding Washington, D.C. that are among some of the most affluent areas in the United States;

•	the attractiveness of Partners’ stable low-cost deposit base, especially when taking into consideration the current rising interest rate environment;

•

the anticipated pro forma financial impact of the merger on LINK, including tangible book value dilution that has the potential to be earned back following completion of the merger, as well as the positive impact on earnings, earnings per share, return on equity, asset quality, balance sheet diversity, funding costs and potential capital generation, including that the transaction is estimated to be accretive from an earnings per share perspective (prior to the impact of nonrecurring transaction costs) for the combined company in the first full year after completion;

•

the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, scale and marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on LINK’s potential growth, development, productivity and strategic options both with and without the mergers;

•

the expanded possibilities for growth that would be available to LINK, given its larger capital and deposit base, and broader footprint in Virginia, coastal Maryland, Delaware, and New Jersey and surrounding areas;

•

the compatibility of LINK’s and Partners’ cultures and values, including their conservative risk management and compliance cultures and shared commitment to customer service, employee experience, community reinvestment, active community involvement, diversity, equity and inclusion and environmental, social and governance efforts;

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the compatibility of LINK’s and Partners’ credit philosophies, and the expectation that following the completion of the mergers there will be an increase in LINK’s C&I lending opportunities, consistent with the low credit-risk profile of both LINK and Partners;

•

the complementary nature of LINK’s and Partners’ products, customers and geographic market footprints, which LINK believes should provide the opportunity to mitigate risks, generate additional capital and increase potential returns;

•	the expectation of operating efficiencies and cost synergies resulting from the mergers and the likelihood that they would be achieved after the merger;

•

the expectation that the mergers will offer potential revenue synergies, including opportunities to enhance non-interest income growth across multiple business lines and the fact that such revenue synergies were identified but not included in the financial analysis;

•	the fact that the merger is expected to increase shareholder value, including through increased liquidity of LINK common stock and the benefits of a stronger strategic position;

•

its review and discussions with LINK’s senior management concerning LINK’s due diligence examination of Partners, including with respect to, among other areas, its operations, financial condition, credit quality, loan portfolio, legal and regulatory compliance programs and prospects, and Partners’ terminated transaction with OceanFirst Financial Corp.;

•	its understanding that LINK shareholders will own approximately forty-four percent (44%) of the combined company’s common stock;

•

the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by Partners shareholders as a result of possible increases or decreases in the trade price of Partners common stock or LINK common stock following the announcement of the mergers, which the LINK board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the proposed transaction;

•

the opinion, dated February 22, 2023, of Stephens to LINK’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to LINK of the exchange ratio in the merger, as more fully described below under “The Merger—Opinion of LINK’s Financial Advisor”;

•

its review with Stephens of the financial terms of the merger agreement and its review with LINK’s outside legal counsel of the material terms of the merger agreement, including the representations, covenants, deal protection and termination provisions, tax treatment and closing conditions;

•	its expectation that the requisite regulatory approvals could be obtained in a timely fashion;

•	its expectation that the tangible book value dilution per share of LINK common stock resulting from the proposed transaction will be earned back in less than 3 years;

•	the fact that LINK’s shareholders will have the opportunity to vote to approve the LINK merger proposal;

•	the fact that twelve (12) of twenty-two (22) total directors of the combined company will be current members of the LINK board of directors;

•	the fact that all current executive officers of LINK will remain executive officers of the combined company;

•

the execution of employment agreements with Mr. Breda, Mr. Nalls, Mr. Talebian, and Mr. King in connection with the execution of the merger agreement, and LINK’s belief that the continued service of these individuals will allow the combined company to benefit from a deeply experienced and highly respected group of executives with a track record of superior operational execution and will enhance the likelihood that the strategic benefits that LINK expects to achieve as a result of the mergers will be realized;

•	the fact that LINK’s current administrative headquarters in Camp Hill, Pennsylvania will remain the administrative headquarters for LINK and LINKBANK;

•

the fact that LINK’s bylaws will be amended to preserve certain corporate governance arrangements of the combined company (including the allocation of directors between LINK and Partners) for a period of at least two (2) years following the closing of the merger; and

•

LINK’s and Partners’ past records of integrating several acquisitions and of realizing expected financial and other benefits of such acquisitions and the strength of LINK’s management and infrastructure, which can be leveraged to successfully complete the integration process.

The LINK board of directors also considered the potential risks related to the proposed transaction. The board concluded that the anticipated benefits of combining with Partners were likely to outweigh these risks substantially. These potential risks included:

•

the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general economic and market conditions and competitive factors in the areas where LINK and Partners operate businesses;

•

the costs to be incurred in connection with the merger and the integration of Partners’ business into LINK’s and the possibility that the proposed transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the possibility that the anticipated pro forma impact of the merger on LINK will not be realized when expected or at all as a result of unexpected changes in financial market or economic conditions,

including as a result of sustained market volatility, additional bank failures or significant changes in interest rates;

•

the impact of anticipated purchasing accounting adjustments, including to reflect the securities portfolio and loans and leases that will be acquired from Partners at a preliminary estimate of their fair value, on the anticipated pro forma tangible book value and regulatory capital levels of LINK and LINKBANK;

•	the possibility of encountering difficulties in achieving anticipated cost savings in the amounts currently estimated or within the time frame currently contemplated;

•

the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of LINK and Partners, including the fact that Partners has two separate bank subsidiaries to integrate into LINKBANK;

•	the risk of losing key LINK or Partners employees during the pendency of the merger and following the closing;

•	the possible diversion of management focus and resources from the operation of LINK’s business while working to implement the proposed transaction and integrate the two companies;

•

the risk that, because the exchange ratio under the merger agreement will not be adjusted for changes in the market price of LINK common stock or Partners common stock, the value of the shares of LINK common stock to be issued to Partners shareholders upon the completion of the merger could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•

the risk that the regulatory and other approvals required in connection with the mergers may not be received in a timely manner or at all or may impose conditions that may adversely affect the anticipated operations, synergies and financial results of LINK following the completion of the merger;

•	the dilution caused by LINK’s issuance of additional shares of its capital stock in connection with the proposed transaction;

•	the potential for legal claims challenging the mergers; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the LINK board of directors is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the LINK board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The board considered all these factors as a whole, including discussions with, and questioning of, LINK’s management and LINK’s independent financial and legal advisors, and overall considered the factors to support its determination.

For the reasons set forth above, the LINK board of directors determined that the merger agreement and the transactions contemplated thereby (including the mergers and the LINK charter amendment) are advisable and fair to and in the best interests of LINK and its shareholders.

Certain of LINK’s directors and executive officers have other interests in the merger that are different from, or in addition to, those of LINK’s shareholders generally, as discussed under the caption “The Merger – Interests of LINK Directors and Executive Officers in the Merger,” below. The LINK board of directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to LINK shareholders.

It should be noted that this explanation of the reasoning of the LINK board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page [●].

Opinion of LINK’s Financial Advisor

On February 15, 2023, LINK engaged Stephens to act as financial adviser to LINK in connection with the proposed merger of Partners with LINK. As part of its engagement, Stephens was asked to undertake a study of the fairness, from a financial point of view, of the consideration to be given by LINK in connection with the proposed merger. LINK engaged Stephens because, among other factors, Stephens is a nationally recognized investment banking firm with substantial experience in similar transactions. As part of its investment banking business, Stephens is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of Stephens’ engagement, representatives of Stephens participated in a meeting of LINK’s board of directors held on February 22, 2023, in which LINK’s board of directors considered and approved the proposed merger. At this meeting, Stephens reviewed the financial aspects of the proposed merger and rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to LINK’s board of directors dated as of February 22, 2023, that, as of such date, the consideration to be given by LINK in the proposed merger was fair to LINK from a financial point of view, based upon and subject to the qualifications, assumptions and other matters considered by Stephens in connection with the preparation of its opinion.

The full text of Stephens’ written opinion letter (the “Opinion Letter”) is attached as Annex B to this joint proxy statement/prospectus. The Opinion Letter outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Stephens in rendering its opinion. The summary of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such written Opinion Letter. Holders of LINK common stock are urged to read the entire Opinion Letter carefully in connection with their consideration of the proposed merger. LINK did not give any instruction to or impose any limitations on Stephens as it related to the issuance of its opinion.

Stephens’ opinion speaks only as of the date of the opinion, and Stephens has undertaken no obligation to update or revise its opinion. The opinion was directed to LINK’s board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the proposed merger. The opinion only addresses whether the consideration to be given by LINK in the proposed merger was fair, from a financial point of view, to LINK as of the date of the opinion. The opinion does not address the underlying business decision of LINK to engage in the proposed merger or any other term or aspect of the merger agreement or the transactions contemplated thereby. Stephens’ opinion does not constitute a recommendation to LINK’s board of directors or any of LINK’s shareholders as to how such person should vote or otherwise act with respect to the proposed merger or any other matter. LINK and Partners determined the merger consideration through a negotiation process.

In connection with developing its opinion, Stephens:

(i)	reviewed certain publicly available financial statements and reports regarding LINK and Partners;

(ii)	reviewed certain audited financial statements regarding LINK and Partners;

(iii)

reviewed certain internal financial statements, management reports and other financial and operating data concerning LINK and Partners prepared by management of LINK and management of Partners, respectively;

(iv)

reviewed, on a pro forma basis, in reliance upon consensus research estimates and upon financial projections and other information and assumptions concerning LINK and Partners provided by management of LINK and management of Partners, respectively, the effect of the proposed merger on the balance sheet, capitalization ratios, earnings and tangible book value, both in the aggregate and, where applicable, on a per share basis of LINK;

(v)	reviewed the reported prices and trading activity for the common stock of LINK and Partners;

(vi)

compared the financial performance of LINK and Partners with that of certain other publicly-traded companies and their securities that Stephens deemed relevant to Stephens’ analysis of the proposed merger;

(vii)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to Stephens’ analysis of the proposed merger;

(viii)	reviewed the then most recent draft of the merger agreement and related documents provided to Stephens by LINK;

(ix)

discussed with management of LINK and management of Partners the operations of and future business prospects for LINK and Partners, respectively and the anticipated financial consequences of the proposed merger to LINK and Partners, respectively;

(x)	assisted in LINK’s deliberations regarding the material terms of the proposed merger and LINK’s negotiations with Partners; and

(xi)	performed such other analyses and provided such other services as Stephens deemed appropriate.

Stephens relied on the accuracy and completeness of the information, financial data and financial forecasts provided to Stephens by LINK and Partners and of the other information reviewed by Stephens in connection with the preparation of Stephens’ opinion, and its opinion was based upon such information. Stephens did not independently verify or undertake any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of LINK assured Stephens that it was not aware of any relevant information that had been omitted or remained undisclosed to Stephens. Stephens did not assume any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of LINK or of Partners, and Stephens was not furnished with any such evaluations or appraisals; nor did Stephens evaluate the solvency or fair value of LINK or of Partners under any laws relating to bankruptcy, insolvency or similar matters. Stephens did not assume any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of LINK or Partners. Stephens did not receive or review any individual loan or credit files nor did Stephens make an independent evaluation of the adequacy of the allowance for loan and lease losses of LINK or Partners. Stephens did not make an independent analysis of the effects of the COVID-19 pandemic, the invasion of Ukraine, potential future changes in the inflation rate or other related market developments or disruptions, or of any other disaster or adversity, on the business or prospects of LINK or Partners. With respect to the financial forecasts prepared by management of LINK and management of Partners, including the forecasts of potential cost savings and potential synergies, Stephens assumed that such financial forecasts had been reasonably prepared and reflected the best then currently available estimates and judgments of management of LINK and management of Partners, respectively, as to the future financial performance of LINK and Partners, respectively, and provided a reasonable basis for Stephens’ analysis. Stephens recognized that such financial forecasts were based on numerous variables, assumptions and judgments that were inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such forecasts, and Stephens expressed no opinion as to the reliability of such financial projections and estimates or the assumptions upon which they were based.

Stephens does not provide legal, accounting, regulatory, or tax advice or expertise, and Stephens relied solely, and without independent verification, on the assessments of LINK and its other advisors with respect to such matters. Stephens assumed, with LINK’s consent, that the proposed merger will not result in any materially adverse legal, regulatory, accounting or tax consequences for LINK and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the proposed merger will be resolved favorably to LINK.

Stephens did not express any opinion as to any tax or other consequences that might result from the proposed merger.

Stephens’ opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and on the information made available to Stephens as of the date of the opinion. Market price data used by Stephens in connection with its opinion was based on reported market closing prices as of February 21, 2023. It should be understood that subsequent developments may affect the opinion and that Stephens did not undertake any obligation to update, revise or reaffirm the opinion or otherwise comment on events occurring after the date of the opinion. Stephens further noted that the current volatility and disruption in the credit and financial markets relating to, among other things, the COVID-19 pandemic, the invasion of Ukraine or potential future changes in inflation rates may or may not have an effect on LINK or Partners, and Stephens did not express an opinion as to the effects of such volatility or such disruption on the proposed merger or any party to the proposed merger. Stephens further expressed no opinion as to the prices at which shares of LINK’s or Partners’ common stock may trade at any time subsequent to the announcement of the proposed merger.

In connection with developing its opinion, Stephens assumed that, in all respects material to its analyses:

(i)

the proposed merger and any related transactions will be consummated on the terms of the latest draft of the merger agreement provided to Stephens, dated as of February 14, 2023, without material waiver or modification;

(ii)	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

(iii)	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)	all conditions to the completion of the proposed merger will be satisfied within the time frames contemplated by the merger agreement without any waivers;

(v)

that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the proposed merger and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the proposed merger to LINK;

(vi)

there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of LINK or Partners since the date of the most recent financial statements made available to Stephens, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact LINK or Partners; and

(vii)	the proposed merger will be consummated in a manner that complies with applicable law and regulations.

Stephens’ opinion was limited to whether the consideration to be given by LINK in the proposed merger was fair to LINK from a financial point of view as of the date of the opinion. Stephens was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the proposed merger or any aspect of the proposed merger, other than the fairness, from a financial point of view, of the consideration to be given in the proposed merger by LINK. The opinion did not address the merits of the underlying decision by LINK to engage in the proposed merger, the merits of the proposed merger as compared to other alternatives potentially available to LINK or the relative effects of any alternative transaction in which LINK might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the proposed merger, including with respect to how to vote or act with respect to the proposed merger. Moreover, Stephens did not express any opinion as to the fairness of the amount or nature of the compensation to any of LINK’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of LINK or otherwise.

The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with developing its opinion. Stephens performed certain procedures, including each of the financial analyses described below, and reviewed with LINK’s executive management and board of directors the assumptions upon which the analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Stephens, it does set forth those analyses considered by Stephens to be material in arriving at its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses summarized below. Accordingly, Stephens’ analyses and the summary of its analyses must be considered as a whole, and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying Stephens’ analyses and opinion.

Summary of Proposed Merger:

Pursuant to the merger agreement, and subject to the terms, conditions and limitations set forth therein, and for purposes of its opinion, Stephens understood that, subject to potential adjustments as described in the merger agreement, each outstanding share of Partners’ common stock (including restricted shares) will be converted into the right to receive 1.150 shares of LINK’s common stock and outstanding options for Partners’ common stock will be converted into the right to receive corresponding options for LINK’s common stock, which, based on LINK’s closing stock price of $7.80 on February 21, 2023, results in the expected consideration to be given by LINK to acquire all of the equity interests in Partners having an aggregate value of approximately $162 million. Based upon the unaudited financial information of Partners as of and for the twelve months ended December 31, 2022, and market data as of February 21, 2023, Stephens calculated the following transaction multiples:

Transaction Value / Reported Tangible Book Value:	1.27x
Transaction Value / Last Twelve Months (“LTM”) Earnings:	11.9x
Transaction Value / 2023 Earnings(1):	9.8x
Core Deposit Premium:	2.8%

(1)	Note: The last twelve months earnings of Partners is based on the most recent available financial statements prior to announcement. Estimated 2023 net income provided by LINK management.

Relative Contribution Analysis:

Stephens analyzed the relative standalone contribution of LINK and Partners to certain financial and operating metrics and the market capitalization for the pro forma company resulting from the proposed merger. To perform this analysis, Stephens used: (i) historical balance sheet and LTM net income data for LINK and Partners as of December 31, 2022, (ii) net income consensus “street estimates” for LINK and net income estimates for Partners provided by LINK management, and (iii) market data as of February 21, 2023. This relative contribution analysis excluded mark-to-market and other transaction-related adjustments, such as, but not limited to, potential cost savings and potential synergies as a result of the proposed merger.

The results of this analysis are set forth in the following table, which also compares the results of this analysis with the implied pro forma ownership percentages of LINK shareholders and Partners shareholders, respectively, in the combined company based on the exchange ratio in the proposed merger.

	LINK			Partners
	($M)	As a % of Combined Company		($M)	As a % of Combined Company
Balance Sheet
Total Assets (ex. PPP)	$1,163	42%		$1,575	58%
Net Loans (ex. PPP)	$922	43%		$1,220	57%
Deposits	$947	41%		$1,340	59%
Tangible Common Equity	$102	44%		$127	56%
Profitability
2022 Core Earnings(1) (2)	$6.6	30%		$15.1	70%
2023 Est. Earnings(1) (2)	$8.7	34%		$16.5	66%
Market Data
Market Capitalization	$116.5	42%		$161.9	58%
Pro Forma Ownership (Based on 1.150x Exchange Ratio)		44	%(3)		56%

Source: S&P Global Market Intelligence, FactSet.

Note: Excludes all purchase accounting and transaction related adjustments, such as, but not limited to, potential cost savings and potential synergies as a result of the proposed merger. Dollars in millions. Market data as of February 21st, 2023.

(1)	Earnings projections for Partners was provided by LINK management and analyst consensus estimates for LINK.
(2)

Core Earnings is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as defined per S&P Global Market Intelligence.

(3)	Includes the 3.4% implied pro forma ownership percentage resulting from LINK’s private placement capital raise of $10 million in gross proceeds, completed on February 21, 2023.

Relevant Public Companies Analysis – Partners:

Stephens compared the financial condition, operating statistics and market valuation of Partners to certain public companies selected by Stephens and their respective public trading values. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, were reasonably similar to Partners; however, no selected company below was identical or directly comparable to Partners. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using relevant public company data.

Stephens selected the following (17) public companies based on the criteria set forth below:

Includes banks and thrifts traded on NYSE, NYSEAM and Nasdaq exchanges headquartered either in the Mid-Atlantic (DC, DE, MD, NJ, NY, PA), Northeast (CT, MA, ME, NH, RI, VT), or Southeast Regions(AL, AR, FL, GA, MS, NC, SC, TN, VI, VA and WV), with between $750 million and $3 billion in most recent quarter total assets with LTM GAAP ROAA between 0% and 1%, excluding merger targets, mutuals and recently converted thrifts (WMPN & BLFY):

•	Colony Bankcorp Inc. (CBAN)

•	Orrstown Financial Services (ORRF)

•	Codorus Valley Bancorp Inc. (CVLY)

•	Penns Woods Bancorp Inc. (PWOD)

•	Franklin Financial Services (FRAF)

•	First Community Corp. (FCCO)

•	Peoples Bancorp of NC Inc. (PEBK)

•	CB Financial Services Inc. (CBFV)

•	Pathfinder Bancorp Inc. (PBHC)

•	AmeriServ Financial Inc. (ASRV)

•	Old Point Financial Corp. (OPOF)

•	Union Bankshares Inc. (UNB)

•	Citizens Holding Co. (CIZN)

•	Auburn National Bancorp. (AUBN)

•	First US Bancshares Inc (FUSB)

•	Bank of the James Finl Grp Inc (BOTJ)

•	Affinity Bancshares Inc. (AFBI)

To perform this analysis, Stephens reviewed publicly available financial information as of and for the last twelve month period ended December 31, 2022, or the most recently reported period available, and the market trading multiples of the selected public companies based on February 21, 2023 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains information reviewed and utilized by Stephens in its analysis:

	Partners	25th Percentile	Median	75th Percentile
Total Assets	$1,575	$1,324	$1,400	$1,700
TCE / TA	8.2%	6.2%	6.7%	7.6%
Loans / Deposits	92.1%	70.8%	79.8%	88.8%
NPA / Assets(1)	0.14%	0.39%	0.27%	0.17%
LTM Core ROAA(2)	0.96%	0.72%	0.89%	0.97%
LTM Core ROATCE(2)	11.9%	9.0%	12.0%	13.0%
Market Capitalization	$161	$89	$119	$186
Price / Tangible Book Value	1.28x	1.18x	1.27x	1.44x
Price / LTM Core EPS(2)	12.0x	9.2x	9.4x	11.0x

Source: S&P Global Market Intelligence, FactSet.

Note: Dollars in millions. LTM = Last Twelve Months reported. Market data as of February 21st, 2023.

(1)	Excludes restructured loans from nonperforming assets.
(2)

GAAP LTM used where Core LTM not available. Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as defined per S&P Global Market Intelligence.

Relevant Public Companies Analysis – LINK:

Stephens compared the financial condition, operating statistics and market valuation of LINK to certain public companies selected by Stephens and their respective public trading values. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, were reasonably similar to LINK; however, no selected company below was identical or directly comparable to LINK. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using relevant public company data.

Stephens selected the following (14) public companies based on the criteria set forth below:

Includes banks and thrifts traded on NYSE, NYSEAM and Nasdaq exchanges headquartered nationwide, with between $1 billion and $2 billion in most recent quarter total assets with LTM loan growth (excluding PPP loans) greater than 20%, excluding merger targets and mutuals):

•	Parke Bancorp Inc. (PKBK)

•	Hanover Bancorp Inc. (HNVR)

•	Eagle Bancorp Montana Inc. (EBMT)

•	MainStreet Bancshares, Inc. (MNSB)

•	Timberland Bancorp Inc. (TSBK)

•	CF Bankshares Inc. (CFBK)

•	Middlefield Banc Corp. (MBCN)

•	Bank7 Corp. (BSVN)

•	Landmark Bancorp Inc. (LARK)

•	Northeast Community Bancorp (NECB)

•	Old Point Financial Corp. (OPOF)

•	Union Bankshares Inc. (UNB)

•	Provident Financial Holdings (PROV)

•	Broadway Financial Corp. (BYFC)

To perform this analysis, Stephens reviewed publicly available financial information as of and for the last twelve month period ended December 31, 2022, or the most recently reported period available, and the market trading multiples of the selected public companies based on February 21, 2023 closing prices.

The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains information reviewed and utilized by Stephens in its analysis:

	LINK	25th Percentile	Median	75th Percentile
Total Assets	$1,164	$1,373	$1,636	$1,903
TCE / TA	9.0%	7.3%	8.5%	10.0%
Loans / Deposits	98.0%	84.3%	100.2%	110.1%
NPA / Assets(1)	0.38%	0.45%	0.11%	0.08%
LTM Core ROAA(2)	0.62%	0.80%	1.26%	1.50%
LTM Core ROATCE(2)	9.4%	9.7%	14.1%	16.1%
Market Capitalization	$117	$123	$139	$237
Price / Tangible Book Value	1.15x	0.95x	1.27x	1.45x
Price / LTM Core EPS(2)	13.6x	9.0x	9.4x	11.7x

Source: S&P Global Market Intelligence, FactSet.

Note: Dollars in millions. LTM = Last Twelve Months reported. Market data as of February 21st, 2023.

(1)	Excludes restructured loans from nonperforming assets.
(2)

GAAP LTM used where Core LTM not available. Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as defined per S&P Global Market Intelligence.

Discounted Cash Flow Analysis – Partners:

Stephens performed a standalone discounted cash flow analysis to estimate a range of implied equity values for Partners (both including and excluding certain pro forma assumptions as a result of the proposed merger) based upon the discounted net present value of the projected after-tax free cash flows for Partners for the projected period. In this analysis, Stephens used (i) financial information and data provided by Partners and financial forecasts and projections provided by the executive management team of LINK, and (ii) pro forma assumptions (including purchase accounting adjustments, cost savings and related expenses and potential synergies) provided to Stephens by the executive management team of LINK. Stephens determined the amount of cash flow assuming (i) a terminal earnings multiple of 10.5x, (ii) dividend payments for earnings and excess capital above a tangible common equity to tangible asset ratio of 8.5% from 2023 to 2027 and (iii) the present value of Partners’ implied standalone terminal value at the end of such period. Stephens calculated the terminal value of Partners based on 2027 estimated earnings and multiples of 9.0x to 12.0x. Stephens considered discount rates from 11.0% to 13.0%. Based on this analysis, Stephens derived a range for the implied equity value of Partners from $6.92 per share to $9.48 per share (exclusive of certain pro forma assumptions as a result of the proposed merger) and from $10.73 per share to $14.70 per share (inclusive of certain pro forma assumptions as a result of the proposed merger).

Discounted Cash Flow Analysis – LINK:

Stephens performed a standalone discounted cash flow analysis to estimate a range for the implied equity value for LINK based upon the discounted net present value of the projected after-tax free cash flows for LINK for the projected period. In this analysis, Stephens used financial forecasts and projections based on analyst consensus earnings estimates. Stephens determined the amount of cash flow assuming (i) a terminal earnings multiple of 10.5x, (ii) annual dividend payments of $0.30 per share from 2023 to 2027 and (iii) the present value of LINK’s implied standalone terminal value at the end of such period. Stephens calculated the terminal value of LINK based on 2027 estimated earnings and multiples of 9.0x to 12.0x. Stephens considered discount rates from 11.5%

to 13.5%. Based on this analysis, Stephens derived a range for the implied equity value of LINK from $6.45 per share to $8.98 per share.

Discounted Cash Flow Analysis – Implied Exchange Ratio:

Stephens reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for each of LINK and Partners and calculated a range of implied exchange ratios. To calculate that range, Stephens (i) divided the maximum implied per share value of LINK’s common stock by the minimum implied per share value of Partners’ common stock (exclusive of certain pro forma assumptions as a result of the proposed merger) to calculate the maximum implied exchange ratio, (ii) divided the median implied per share value of LINK’s common stock by the median implied per share value of Partners’ common stock (exclusive of certain pro forma assumptions as a result of the proposed merger) to calculate the median implied exchange ratio and (iii) divided the minimum implied per share value of LINK’s common stock by the maximum implied per share value of Partners’ common stock (exclusive of certain pro forma assumptions as a result of the proposed merger) to calculate the minimum implied exchange ratio. The range of implied exchange ratios resulting from this analysis is summarized in the table below:

	Implied Per Share Value						Implied Exchange Ratio
	LINK			Partners
	Low	Middle	High	Low	Middle	High	Low	Middle	High
Net Present Value per Share	$6.45	$7.67	$8.98	$6.92	$8.15	$9.48	0.7706x	1.0627x	1.4682x
Exchange Ratio in Transaction								1.1500x

The discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, capital levels, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of LINK or Partners. The actual results may vary from the projected results, any of these assumptions might not be realized in future operations and the variations may be material.

Relevant Nationwide Transactions Analysis – Partners:

Stephens reviewed certain publicly available transaction multiples and related financial data for transactions nationwide announced since January 1, 2022, where (i) the deal value was publicly disclosed, (ii) the target’s assets were between $1 billion and $2 billion and (iii) stock consideration was 50% or greater of total consideration, excluding distressed target transactions (First Bank/Malvern). The following transactions were selected by Stephens because each target’s relative asset size, financial performance and operations, among other factors, was reasonably similar to Partners; however, no selected company or transaction below was identical or directly comparable to Partners or the proposed merger (in each transaction, the acquirer is listed first, the target is listed second and the transaction announcement date is noted parenthetically):

•	United Community Banks Inc. / First Miami Bancorp Inc. (2/13/2023)

•	NBT Bancorp Inc. / Salisbury Bancorp Inc. (12/5/2022)

•	Byline Bancorp Inc. / Inland Bancorp Inc. (11/30/2022)

•	Peoples Bancorp Inc. / Limestone Bancorp Inc. (10/25/2022)

•	Prosperity Bancshares Inc. / Lone Star State Bcshs Inc (10/11/2022)

•	First Commonwealth Financial / Centric Financial Corp. (8/30/2022)

•	The First Bancshares / Heritage Southeast Bancorp. (7/27/2022)

•	First Bancorp / GrandSouth Bancorporation (6/21/2022)

•	F.N.B. Corp. / UB Bancorp (6/1/2022)

•	Brookline Bancorp Inc. / PCSB Financial Corp. (5/24/2022)

•	Seacoast Bnkg Corp. of FL / Drummond Banking Co. (5/4/2022)

•	United Community Banks Inc. / Progress Financial Corp. (5/4/2022)

•	National Bank Holdings Corp. / Bancshares of Jackson Hole Inc (4/1/2022)

•	Nicolet Bankshares Inc. / Charter Bankshares Inc. (3/30/2022)

•	Seacoast Bnkg Corp. of FL / Apollo Bancshares/Apollo Bank (3/29/2022)

•	Farmers National Banc Corp. / Emclaire Financial Corp (3/24/2022)

•	Fulton Financial Corp. / Prudential Bancorp Inc. (3/2/2022)

•	Origin Bancorp Inc. / BT Holdings Inc. (2/24/2022)

Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the proposed merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions as compared with the proposed merger. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the proposed merger to the 25th percentile, median and 75th percentile transaction multiples of the selected transactions:

	Partners	25th Percentile	Median	75th Percentile
Deal Value	$162	$143	$177	$224
Target Total Assets	$1,575	1,066	1,243	1,663
Target TCE / TA	8.2%	7.3%	8.3%	11.3%
Target NPA / Assets	0.1%	0.6%	0.3%	0.2%
Target LTM ROAA	0.8%	0.8%	1.1%	1.3%
Transaction Value / Tangible Book Value	1.27x	1.43x	1.68x	1.84x
Transaction Value / LTM Earnings	11.9x	12.6x	14.1x	17.2x
Core Deposit Premium	2.8%	4.2%	7.0%	8.0%

Source: S&P Global Market Intelligence.

Note: Transaction data as of deal announcement date.

Relevant Regional Transactions Analysis – Partners:

Stephens reviewed certain publicly available transaction multiples and related financial data for transactions in the Mid-Atlantic (DC, DE, MD, NJ, NY, PA) announced since January 1, 2020, where (i) the deal value was publicly disclosed, (ii) the target’s assets were between $750 million and $3 billion and (iii) stock consideration was 50% or greater of total consideration, excluding distressed target transactions (First Bank/Malvern). The following transactions were selected by Stephens because each target’s relative asset size, financial performance and markets of operation, among other factors, was reasonably similar to Partners; however, no selected company or transaction below was identical or directly comparable to Partners or the proposed merger (in each transaction, the acquirer is listed first, the target is listed second and the transaction announcement date is noted parenthetically):

•	Shore Bancshares Inc. / The Community Financial Corp. (12/14/2022)

•	First Commonwealth Financial / Centric Financial Corp. (8/30/2022)

•	Brookline Bancorp Inc. / PCSB Financial Corp. (5/24/2022)

•	Farmers National Banc Corp. / Emclaire Financial Corp (3/24/2022)

•	Fulton Financial Corp. / Prudential Bancorp Inc. (3/2/2022)

•	F.N.B. Corp. / Howard Bancorp Inc. (7/13/2021)

•	Lakeland Bancorp / 1st Constitution Bancorp (7/12/2021)

•	Mid Penn Bancorp Inc. / Riverview Financial Corp. (6/30/2021)

•	Valley National Bancorp / Westchester Bank Holding Corp. (6/29/2021)

•	Shore Bancshares Inc. / Severn Bancorp Inc. (3/3/2021)

•	Provident Financial Services / SB One Bancorp (3/12/2020)

Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the proposed merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions as compared with the proposed merger. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the proposed merger to the 25th percentile, median and 75th percentile transaction multiples of the selected transactions:

	Partners	25th Percentile	Median	75th Percentile
Deal Value	$162	$138	$212	$249
Target Total Assets	$1,575	$1,072	$1,313	$1,993
Target TCE / TA	8.2%	8.5%	9.6%	10.9%
Target NPA / Assets	0.1%	1.1%	0.8%	0.4%
Target LTM ROAA	0.8%	0.8%	0.9%	1.1%
Transaction Value / Tangible Book Value	1.27x	1.21x	1.34x	1.51x
Transaction Value / LTM Earnings	11.9x	10.9x	14.8x	18.0x
Core Deposit Premium	2.8%	3.3%	4.3%	5.6%

Source: S&P Global Market Intelligence.

Note: Transaction data as of deal announcement date.

Miscellaneous:

The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Stephens considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the results from any particular analysis described above should not be taken to be the view of Stephens.

In performing its analyses, Stephens made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of LINK. The analyses performed by Stephens are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty.

Stephens is serving as financial adviser to LINK in connection with the proposed merger and is entitled to receive from LINK reimbursement of its expenses and a fee in the amount of $1,250,000 for its services as financial advisor to LINK, a significant portion of which is contingent upon the consummation of the proposed merger. Stephens also received a fee in the amount of $250,000 from LINK upon rendering its fairness opinion, which opinion fee will be credited in full against the fee which will become payable to Stephens upon the closing of the proposed merger. LINK has also agreed to indemnify Stephens against certain claims and liabilities that could arise out of Stephens’ engagement, including certain liabilities that could arise out of Stephens’ providing its opinion.

Stephens issues periodic research reports regarding the business and prospects of LINK, and Stephens makes a market in the stock of LINK. Within the past two years, Stephens has previously received fees in the amount of approximately $1,500,000 for providing investment banking services to LINK in connection with the initial public offering of LINK’s common stock, which priced on September 13, 2022. Stephens expects to pursue future investment banking services assignments with the combined entity resulting from the merger.

Stephens has not received fees for providing investment banking services to Partners within the past two years.

In the ordinary course of its business, Stephens Inc. and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of participants in the proposed merger.

Partners’ Reasons for the Merger; Recommendation of Partners’ Board of Directors

After careful consideration, at a meeting held on February 22, 2023, the Partners board determined that the merger agreement and the transactions contemplated thereby are in the best interests of Partners and its shareholders. Accordingly, the Partners board approved and adopted the merger agreement and unanimously recommends that the Partners shareholders vote “FOR” the Partners merger proposal.

In reaching its decision to approve and adopt the merger agreement and recommend that the Partners shareholders vote “FOR” the Partners merger proposal, the Partners board consulted with the senior management of Partners, as well as Partners’ financial and legal advisors, and considered a number of factors, including, without limitation, the following factors which are not presented in order of priority:

•

the reviews undertaken by the Partners board and management with respect to the business strategy of Partners and its prospects for the future as an independent financial institution, the strategic alternatives available to Partners, and Partners’ belief that the merger will accelerate achievement of its financial performance goals for its shareholders;

•	each of Partners’ and LINK’s business, operations, financial condition, asset quality, earnings, and prospects;

•

the strategic rationale for the merger, which will enhance the combined company’s ability to deliver products and services currently offered by both LINK and Partners, including commercial lending and other banking products and services, and will enable the combined company to grow and expand customer relationships by offering new customers and existing customers of LINK and Partners a broader set of products and services through an expanded market footprint;

•

the anticipated pro forma financial impact of the merger on the combined company, including earnings, dividends, return on equity, tangible book value accretion, asset quality, liquidity and regulatory capital levels;

•

the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company due to its larger size, asset base, capital, market capitalization and geographic footprint as compared to Partners as an independent organization;

•	Partners’ and its financial advisors’ expectations and analyses of cost synergies, earnings accretion, tangible book value dilution and internal rate of return, among other metrics;

•	the complementary nature of the cultures of LINK and Partners, which management believes should facilitate integration and implementation of the transaction;

•	the opportunity to further diversify Partners’ customer base as a whole, including by expanding the size of its footprint through the merger and to do so in key banking markets in Pennsylvania;

•

Partners’ understanding of the current and prospective environment in which LINK and Partners operate, including national, regional and local economic conditions, the regulatory and competitive environment for financial institutions generally and the likely effect of these factors on Partners both with and without the merger;

•

the advantages of being part of a larger banking organization expected to have approximately $3.0 billion in assets, including a better ability to leverage overhead costs and the potential for operating efficiencies and increased profitability, particularly in light of the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments that may impact industry competitive conditions;

•

the strong capital positions maintained by LINK and Partners prior to the merger and the anticipated strong capital position for the combined company following the merger, including based on the effect of LINK’s completion of a private placement offering on February 21, 2023, which raised gross proceeds of $10.0 million;

•

the market for alternative merger or acquisition transactions in the financial services industry and the likelihood and timing of other material strategic transactions, including the potential benefits of Partners entering into a strategic combination with another financial institution to form a larger banking organization;

•

the regulatory and other approvals required in connection with the merger and the expectation that the approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	LINK’s timely receipt of regulatory approval for its prior acquisition transaction and its successful integration of such combined businesses;

•

the expected receipt by Partners shareholders, after the effective time of the merger, of dividends declared and paid by LINK on shares of LINK common stock consistent with historical levels and trends;

•	the benefits to Partners and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•

the financial and other terms of the transaction, including the fixed exchange ratio with respect to the merger consideration, deal protection and termination fee provisions, which the Partners board reviewed with Partners’ outside financial and legal advisors;

•

the fact that all 10 of Partners’ current directors will join the boards of the combined company and combined bank at the completion of the merger and that the Chairman of the Partners board of directors will become the Vice Chairman of LINK and LINKBANK at the effective time and is expected to become the Chairman of LINK and LINKBANK no later than September 2024;

•

the other corporate governance and social aspects of the merger, including a similarity of governance programs and policies and the strength and depth of experience of members of LINK’s management team and employees, the fact that several key executive members of the Partners’ management team will remain with the combined company after the merger;

•	the value of the merger consideration relative to the market value, book value and earnings of Partners;

•	the fact that the merger consideration will consist of shares of LINK common stock, resulting in a pro forma ownership by Partners shareholders in the combined company following the merger in an approximate range of 56% of the outstanding shares of the combined company, which will allow Partners shareholders to participate in a significant portion of the future performance of the combined company;

•

the fact that the exchange ratio is fixed so that if the market price of LINK common stock is higher at the time of closing of the merger, the economic value of the merger consideration to be received by Partners shareholders in exchange for their shares of Partners common stock will also be higher;

•

Partners’ understanding that the merger will constitute a “reorganization” under Section 368(a) of the Code and that, as a result, the Partners shareholders will not recognize gain or loss with respect to their receipt of the stock consideration; and

•

the opinion of Piper Sandler delivered to the Partners board on February 22, 2023, to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Partners common stock.

The Partners board also considered a number of potential risks and uncertainties associated with the merger agreement and the transactions contemplated thereby, in connection with its deliberations including, without limitation, the following which are not presented in order of priority:

•

the potential risks associated with achieving the anticipated benefits of the proposed transaction, including the expected synergies and cost savings, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general economic and market conditions and competitive factors in the areas where LINK and Partners operate;

•

the fact that the exchange ratio is fixed so that if the market price of LINK common stock is lower at the time of closing of the merger, the economic value of the merger consideration to be received by Partners shareholders in exchange for their shares of Partners common stock will also be lower;

•	the potential risk of diverting management attention and resources from the operation of Partners’ business and toward completion of the merger;

•

the fact that the merger agreement restricts the conduct of Partners’ business prior to the effective time which, subject to certain exceptions, could delay or prevent Partners from undertaking business opportunities that may arise or taking certain other actions that it would otherwise take to operate Partners’ business absent the pending merger;

•	the fact that the interests of Partners’ directors and executive officers may be different from, or in addition to, the interests of Partners’ other shareholders;

•

the risk that, while Partners expects the merger to be consummated, there can be no assurance that all conditions to the parties’ conditions to complete the merger will be satisfied, including the risk that approval by Partners or LINK shareholders may not be obtained and, as a result, the merger may not be consummated;

•	the risk that necessary regulatory approvals may not be obtained in a timely manner or without the imposition of unacceptable conditions;

•	the risk of employee attrition or other adverse effects on business and customer relationships as a result of the pending merger;

•	certain anticipated merger-related costs;

•

the fact that Partners is prohibited from soliciting or pursuing an alternative acquisition proposal after execution of the merger agreement, except in certain limited circumstances, that each director of Partners has agreed to vote his or her shares in favor of the merger proposal and against any alternative acquisition proposal, and that Partners would be obligated to pay LINK a termination fee of $6,500,000 under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Partners from pursuing such a transaction;

•

the challenges in absorbing the effect of any failure to complete the merger, including potential payment of the termination fee, potential existence of a tail period for the termination fee, and market reactions;

•	the possibility of litigation challenging the merger, and the Partners board’s belief that any such litigation would be without merit; and

•	the risks of the type and nature described under “Risk Factors.”

The foregoing discussion of the information and factors considered by the Partners board is not intended to be exhaustive, but rather includes the material factors considered by the Partners board. In reaching its decision to approve and adopt the merger agreement, approve the merger and recommend that Partners shareholders approve the Partners merger proposal, the Partners board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Partners board considered all these factors as a whole, including discussions with and questioning of Partners’ senior management and financial and legal advisors, and overall considered the factors to be favorable to, and support, its determination to approve and adopt the merger agreement, approve the merger and recommend that Partners shareholders approve the Partners merger proposal.

This explanation of the Partners board’s reasoning and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Partners board approved and adopted the merger agreement, approved the merger, and unanimously recommends that the Partners shareholders vote “FOR” the Partners merger proposal, “FOR” the Partners compensation proposal, and “FOR” the Partners adjournment proposal.

Partners shareholders should be aware that directors and executive officers of Partners may have interests in the merger that are different from, or in addition to, those of other Partners shareholders. See “—Interests of Partners’ Executive Officers and Directors in the Merger.”

Opinion of Partners’ Financial Advisor

Partners retained Piper Sandler to act as financial advisor to Partners’ board of directors in connection with Partners’ consideration of a possible business combination. Partners selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to Partners’ board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the February 22, 2023 meeting at which Partners’ board of directors considered the merger and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on February 22, 2023, to the effect that, as of such date, the merger consideration was fair to the holders of Partners common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Partners common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the board of directors of Partners in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Partners as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Partners common stock and did not address the underlying business decision of Partners to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Partners or the effect of any other transaction in which Partners might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Partners or LINK, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	a draft of the merger agreement, dated February 18, 2023;

•	certain publicly available financial statements and other historical financial information of Partners and its banking subsidiaries, TBOD and VPB, that Piper Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of LINK that Piper Sandler deemed relevant;

•

internal net income projections for Partners for the years ending December 31, 2023 through December 31, 2026, as well as an estimated long-term net income growth rate for the year ending December 31, 2027, and estimated dividends per share for Partners for the years ending December 31, 2023 through December 31, 2027, as provided by the senior management of Partners;

•

publicly available median analyst earnings per share estimates and median analyst dividends per share estimates for LINK for the years ending December 31, 2023 and December 31, 2024, as well as the estimated long-term annual earnings per share and balance sheet growth rates and dividends per share for the years ending December 31, 2025 through December 31, 2027, as provided by the senior management of LINK;

•

the pro forma financial impact of the merger on LINK based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as well as estimated net income available to common for Partners for the years ending December 31, 2023 through December 31, 2026, with an estimated growth rate for the year ending December 31, 2027, as provided by the senior management of LINK at the direction of Partners management, and certain assumptions relating to the offer and sale of a certain amount of LINK common stock and the consolidation and divestiture of certain Partners’ branch offices in connection with the merger, as provided by the senior management of LINK;

•

the publicly reported historical price and trading activity for Partners common stock and LINK common stock, including a comparison of certain stock market information for Partners common stock and LINK common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Partners and LINK with similar financial institutions for which information is publicly available;

•	the financial and non-financial terms of certain recent business combinations in the bank and thrift industry (on regional basis), to the extent publicly available;

•	the then current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Partners and its representatives the business, financial condition, results of operations and prospects of Partners and held similar discussions with certain members of the management of LINK and its representatives regarding the business, financial condition, results of operations and prospects of LINK.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Partners or LINK or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective management teams of Partners and LINK that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Partners or LINK or any of their respective subsidiaries, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Partners or LINK or any of their respective subsidiaries. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Partners or LINK, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to Partners or LINK or any of their respective subsidiaries. Piper Sandler assumed, with Partners’ consent, that the respective allowances for loan losses for both Partners and LINK were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used internal net income projections for Partners for the years ending December 31, 2023 through December 31, 2026, as well as an estimated long-term net income growth rate for the year ending December 31, 2027, and estimated dividends per share for Partners for the years ending December 31, 2023 through December 31, 2027, as provided by the senior management of Partners. In addition, Piper Sandler used publicly available median analyst earnings per share estimates and median analyst dividends per share estimates for LINK for the years ending December 31, 2023 and December 31, 2024, as well as estimated long-term annual earnings per share and balance sheet growth rates and dividends per share for the years ending December 31, 2025 through December 31, 2027, as provided by the senior management of LINK at the direction of Partners management. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings, and purchase accounting adjustments, as well as estimated net income available to common for Partners for the years ending December 31, 2023 through December 31, 2026, with an estimated growth rate for the year ending December 31, 2027, as provided by the senior management of LINK at the direction of Partners management, and certain assumptions relating to the offer and sale of a certain amount of LINK common stock and the consolidation and divestiture of certain Partners’ branch offices in connection with the merger, as provided by the senior management of LINK. With respect to the foregoing information, the respective senior management teams of Partners and LINK confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective management teams as to the future financial performance of Partners and LINK, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in Partners’ or LINK’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that Partners and LINK would remain as going concerns for all periods relevant to its analyses.

Piper Sandler also assumed, with Partners’ consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements required to effect the merger, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Partners, LINK, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Partners’ consent, Piper Sandler relied upon the advice that Partners received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Partners common stock or LINK common stock at any time or what the value of LINK common stock will be once the shares are actually received by the holders of Partners common stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to Partners’ board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Partners or LINK and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Partners and LINK and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Piper Sandler made its determination as to the fairness of the merger consideration to the holders of Partners common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Partners, LINK, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Partners’ board of directors at its February 22, 2023 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Partners common stock or LINK common stock or the prices at which Partners or LINK common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by Partners’ board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of Partners’ board of directors with respect to the fairness of the merger consideration.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of Partners common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive 1.150 shares of common stock, par value $0.01 per share, of LINK. Piper Sandler calculated an aggregate implied transaction value of approximately $162.1 million and an implied purchase price per share of $8.97 consisting of the implied value of 18,047,323 shares of Partners common stock (which includes 61,760 shares of Partners common stock received as part of change-in-control agreements that will be converted to LINK common shares at the exchange ratio) and 76,614 options outstanding with a weighted average exercise price of $6.71, and based on the closing price of LINK common stock on February 21, 2023. Based upon financial information for Partners as of or for the last twelve months (“LTM”) ended February 21, 2023, and the closing price of Partners’ common stock on February 21, 2023, Piper Sandler calculated the following implied transaction metrics:

Transaction Price / Tangible Book Value Per Share	126%
Pay-To-Trade Ratio	110%
Transaction Price / LTM Earnings per Share	11.9x
Transaction Price / 2023E Earnings per Share[1]	10.6x
Tangible Book Premium / Core Deposits (CDs > $100K)[2]	2.9%
Tangible Book Premium / Core Deposits (CDs > $250K)[3]	2.7%
Premium to Partners Market Price as of Feb. 21, 2023	(0.3%)
Premium to Partners Using 20 Day Avgs. as of Feb. 21, 2023[4]	4.2%

1	Based on estimated net income, as provided by Partners management
2	Core deposits equal to total deposits less CDs greater than $100K
3	Core deposits equal to total deposits less CDs greater than $250K
4	Based on LINK’s 20-day average closing price of $8.18 and Partners’ 20-day average closing price of $9.03, as of February 21, 2023

Contribution Analysis

Piper Sandler reviewed the relative contribution of Partners and LINK to the pro forma balance sheet and income of the combined entity. This analysis excluded mark-to-market and other transaction-related adjustments. The results of this analysis are set forth in the following table, which also compares the results of this analysis with the implied pro forma ownership percentages of Partners and LINK shareholders in the combined company:

	Partners		LINK
$ value in millions	$	%	$	%
Balance Sheet:
Net Loans	1,219	56.9	923	43.1
Total Assets	1,575	57.5	1,164	42.5
Total Deposits	1,340	58.6	947	41.4
Non-Interest Bearing Deposits	529	73.3	193	26.7
Total Equity	139	50.1	139	49.9
Tangible Common Equity	128	55.6	102	44.4
Income Statement:
LTM Net Income Available to Common	13.6	70.9	5.6	29.1
2023E Net Income Available to Common	16.5	65.6	8.7	34.4
2024E Net Income Available to Common	14.4	51.3	13.7	48.7
Stand Alone Valuation:
Market Capitalization	162	58.1	117	41.9
Pro Forma Ownership (%)		56.1%		43.9	%¹

1	Ownership split includes assumptions related to the offer and sale of approximately $10 million of LINK common stock, as provided by LINK senior management

Note: Financial data as of December 31, 2022; Market data as of February 21, 2023

Stock Trading History

Piper Sandler reviewed the publicly available historical reported trading prices of Partners common stock for the one-year and three-year periods ended February 21, 2023, and LINK common stock since its initial public offering which occurred on September 13, 2022. Piper Sandler then compared the relationship between the movements in the price of Partners common stock and LINK common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

Partners’ One-Year Stock Performance

	Beginning Value 2/21/2022	Ending Value 2/21/2023
Partners	100%	89.8%
Partners Peer Group	100%	98.9%
Nasdaq Bank Index	100%	83.2%
S&P 500 Index	100%	92.9%

Partners’ Three-Year Stock Performance

	Beginning Value 2/21/2020	Ending Value 2/21/2023
Partners	100%	111.1%
Partners Peer Group	100%	99.0%
Nasdaq Bank Index	100%	110.1%
S&P 500 Index	100%	119.8%

LINK’s Stock Performance Since IPO Date

	Beginning Value 9/14/2022	Ending Value 2/21/2023
LINK	100%	103.3%
LINK Peer Group	100%	108.2%
Nasdaq Bank Index	100%	99.3%
S&P 500 Index	100%	101.3%

Comparable Company Analyses

Piper Sandler used publicly available information to compare financial information for Partners with a group of financial institutions selected by Piper Sandler. The Partners peer group included banks and thrifts whose securities are publicly traded on a major exchange (NYSE, NYSEAM, Nasdaq), headquartered in the Mid-Atlantic region with total assets between $1.0 billion and $2.0 billion with last twelve months return on average assets (“LTM ROAA”) between 0.0% and 2.0%, but excluded banks and thrifts headquartered in Puerto Rico and targets of announced merger transactions (the “Partners Peer Group”). The Partners Peer Group consisted of the following companies:

AmeriServ Financial, Inc.

CB Financial Services, Inc.

ESSA Bancorp, Inc.

First United Corporation

FNCB Bancorp, Inc.

Franklin Financial Services Corporation

Hanover Bancorp, Inc.

LINKBANCORP, Inc.

Northeast Community Bancorp, Inc.

Pathfinder Bancorp, Inc.

Penns Woods Bancorp, Inc.

Princeton Bancorp, Inc.

The analysis compared publicly available financial information for Partners with corresponding data for the Partners Peer Group as of or for the period ended December 31, 2022, with pricing data as of February 21, 2023 (unless otherwise noted). The table below sets forth the data for Partners and the median, mean, low and high data for the Partners Peer Group.

Partners Comparable Company Analysis

	Partners		Partners Peer Group Median	Partners Peer Group Mean	Partners Peer Group Low	Partners Peer Group High
Assets ($M)	1,575		1,651	1,630	1,164	1,996
Loans / Deposits[2] (%)	92.0		93.6	93.2	67.2	115.1
Non-performing assets / Total assets[3] (%)	0.28		0.41	0.46	0.10	0.86
Tangible common equity / Tangible assets (%)	8.15		7.62	9.04	6.22	18.38
Leverage Ratio[4] (%)	9.331 / 8.94	[1]	10.01	10.59	8.38	16.50
Tier 1 Ratio[5] (%)	12.101 / 10.51	[1]	12.79	12.93	9.78	15.06
Total RBC Ratio[6] (%)	13.361 / 11.34	[1]	13.74	14.18	10.73	17.21
LTM ROAA (%)	0.82		1.03	1.10	0.53	1.95
LTM ROAE (%)	9.7		11.2	11.3	5.2	18.2
LTM Net interest margin (%)	3.50		3.38	3.63	3.12	5.32
Efficiency ratio (%)	67.5		62.0	61.4	44.1	83.8
Price / Tangible book value (%)	127		107	109	75	135
Price / LTM EPS (x)	11.9		9.4	9.4	5.4	15.8
Current Dividend Yield (%)	1.8		3.5	3.3	1.5	4.8
Market capitalization ($M)	161		143	152	68	235

1	Partners operates as a bank holding company with two distinct subsidiary banks. Consolidated capital ratios are not available, therefore each banks capital ratios are presented
2	Bank level data shown as or for the period ended December 31, 2022 for FRAF, PBHC, ASRV
3	Bank level data shown as or for the period ended December 31, 2022 for PWOD, FUNC, FRAF, BPRN, NECB, CBFV, PBHC, ASRV
4	Bank level data shown as or for the period ended December 31, 2022 for PWOD, HNVR, ESSA, FNCB, NECB, CBFV, PBHC, ASRV, LNKB
5	Bank level data shown as or for the period ended December 31, 2022 for PWOD, HNVR, ESSA, FNCB, FRAF, NECB, CBFV, PBHC, ASRV, LNKB
6	Bank level data shown as or for the period ended December 31, 2022 for PWOD, HNVR, ESSA, FNCB, NECB, CBFV, PBHC, LNKB

Piper Sandler used publicly available information to perform a similar analysis for LINK by comparing financial information for LINK with a group of financial institutions selected by Piper Sandler. The LINK peer group included banks and thrifts whose securities are publicly traded on a major exchange (NYSE, NYSEAM, Nasdaq), headquartered in the Mid-Atlantic region with total assets between $500 million and $1.75 billion and LTM ROAA greater than 0.0%, but excluded banks and thrifts headquartered in Puerto Rico, targets of announced merger transactions and Esquire Financial Holdings, Inc. due to its niche focused business model (the “LINK Peer Group”). The LINK Peer Group consisted of the following companies:

AmeriServ Financial, Inc.

CB Financial Services, Inc.

FNCB Bancorp, Inc.

Franklin Financial Services Corporation

Northeast Community Bancorp, Inc.

Magyar Bancorp, Inc.

Partners Bancorp

Pathfinder Bancorp, Inc.

Princeton Bancorp, Inc.

William Penn Bancorporation

The analysis compared publicly available financial information for LINK with corresponding data for the LINK Peer Group as of or for the period ended December 31, 2022, with pricing data as of February 21, 2023 (unless otherwise noted). The table below sets forth the data for LINK and the median, mean, low and high data for the LINK Peer Group.

LINK Comparable Company Analysis

	LINK		LINK Peer Group Median	LINK Peer Group Mean	LINK Peer Group Low	LINK Peer Group High
Assets ($M)	1,164		1,417	1,391	822	1,746
Loans / Deposits[2] (%)	98.0		88.5	88.9	67.2	108.5
Non-performing assets / Total assets[3] (%)	0.21		0.39	0.39	0.10	0.79
Tangible common equity / Tangible assets (%)	9.02		7.89	10.62	6.22	20.08
Leverage Ratio[4,5] (%)	10.93	[1]	9.39	11.15	8.66	18.26
Tier 1 Ratio[5,6,8] (%)	12.41	[1]	12.22	12.52	10.51	14.63
Total RBC Ratio[5,7,8] (%)	12.89	[1]	13.54	13.76	11.34	17.21
LTM ROAA (%)	0.53		0.90	1.02	0.46	1.95
LTM ROAE (%)	5.2		9.7	9.7	2.0	15.5
LTM Net interest margin (%)	3.39		3.32	3.62	3.12	5.32
Efficiency ratio (%)	73.4		62.4	64.1	44.1	83.8
Price / Tangible book value (%)	115		107	108	75	135
Price / LTM EPS (x)	15.8		9.9	12.7	7.8	39.8
Current Dividend Yield (%)	3.8		2.4	2.6	0.9	4.5
Market capitalization ($M)	117		149	145	68	235

1	Bank level data shown as of or for the period ended December 31, 2022
2	Bank level data shown as or for the period ended December 31, 2022 for FRAF, PBHC, ASRV
3	Bank level data shown as or for the period ended December 31, 2022 for FRAF, BPRN, NECB, CBFV, PBHC, ASRV, MGYR
4	Bank level data shown as or for the period ended December 31, 2022 for FNCB, NECB, CBFV, PBHC, ASRV, WMPN, MGYR
5

Partners operates as a bank holding company with two distinct subsidiary banks. Consolidated capital ratios are not available therefore each banks capital ratios are presented as of or for the period ended December 31, 2022

6	Bank level data shown as or for the period ended December 31, 2022 for FNCB, FRAF, NECB, CBFV, PBHC, ASRV, MGYR
7	Bank level data shown as or for the period ended December 31, 2022 for FNCB, NECB, CBFV, PBHC, MGYR
8	Bank level data not shown as or for the period ended December 31, 2022 for WMPN

Note: Financial data as of December 31, 2022; Market data as of February 21, 2023

Analysis of Precedent Transactions

Piper Sandler reviewed a regional group of merger and acquisition transactions. The group consisted of bank and thrift transactions announced between January 1, 2020 and February 21, 2023, with target’s located in the Mid-Atlantic region and Virginia with total assets between $1.0 billion and $3.0 billion at announcement (Mid-Atlantic region defined as Delaware, District of Columbia, Maryland, New Jersey, New York and Pennsylvania), but excluded transactions in Puerto Rico, transactions with non-disclosed deal values, transactions with private investors, private equity buyers or credit union buyers and 100% paid-in-cash transactions (the “Regional Precedent Transactions”).

The Regional Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Shore Bancshares, Inc.	The Community Financial Corp.
First Bank	Malvern Bancorp, Inc.
First Commonwealth Financial	Centric Financial Corp.
Brookline Bancorp, Inc.	PCSB Financial Corp.
Farmers National Banc Corp.	Emclaire Financial Corp.
Fulton Financial Corp.	Prudential Bancorp, Inc.
F.N.B. Corp.	Howard Bancorp, Inc.
Lakeland Bancorp	1st Constitution Bancorp
Mid Penn Bancorp, Inc.	Riverview Financial Corp.
Valley National Bancorp	Westchester Bank Holding Corp.
United Bankshares, Inc.	Community Bankers Trust Corp.
Blue Ridge Bankshares, Inc.	Bay Banks of Virginia, Inc.
Provident Financial Services	SB One Bancorp

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the merger to the median, mean, low and high metrics of the Regional Precedent Transactions group.

			Regional Precedent Transactions
	LINK/ Partners		Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	11.9		14.5	14.8	9.2	21.4
Transaction Price / Tangible Book Value Per Share (%)	126		131	132	81	169
Core Deposit Premium (%)[1]	2.91 / 2.7	[2]	4.1	4.4	(2.8)	11.7
1-Day Market Premium (%)	(0.3) / 4.2	[3]	22.3	23.7	11.6	41.9

1	Core deposits defined as total deposits less time deposits greater than $100k
2	Core deposits defined as total deposits less time deposits greater than $250k
3	Based on LINK’s 20-day average closing price of $8.18 and Partners 20-day average closing price of $9.03 as of February 21, 2023

Note: 1-Day market premium shown for sellers traded on a major exchange

Net Present Value Analyses

Piper Sandler performed an analysis that estimated the net present value of a share of Partners common stock assuming Partners performed in accordance with internal net income projections for Partners for the years ending December 31, 2023 through December 31, 2026, as well as an estimated long-term net income growth rate for the year ending December 31, 2027 and estimated dividends per share for Partners for the years ending December 31, 2023 through December 31, 2027, as provided by the senior management of Partners. To approximate the terminal value of a share of Partners common stock at February 21, 2023, Piper Sandler applied price to 2027 earnings multiples ranging from 8.0x to 11.0x and multiples of 2027 tangible book value ranging from 80.0% to 140.0%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0% for price to 2027 earnings multiples and multiples of tangible book value, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Partners common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Partners common stock of $5.05 to $8.00 when applying price to 2027 earnings multiples and $5.20 to $10.33 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	8.0x	8.5x	9.0x	9.5x	10.0x	10.5x	11.0x
10.0%	$5.98	$6.32	$6.65	$6.99	$7.33	$7.66	$8.00
11.0%	$5.73	$6.05	$6.37	$6.69	$7.01	$7.33	$7.66
12.0%	$5.49	$5.80	$6.10	$6.41	$6.72	$7.02	$7.33
13.0%	$5.26	$5.55	$5.85	$6.14	$6.44	$6.73	$7.02
14.0%	$5.05	$5.33	$5.61	$5.89	$6.17	$6.45	$6.73

Tangible Book Value Per Share Multiples

Discount Rate	80.0%	90.0%	100.0%	110.0%	120.0%	130.0%	140.0%
10.0%	$6.16	$6.86	$7.55	$8.25	$8.94	$9.64	$10.33
11.0%	$5.90	$6.57	$7.23	$7.90	$8.56	$9.22	$9.89
12.0%	$5.66	$6.29	$6.93	$7.56	$8.20	$8.83	$9.47
13.0%	$5.42	$6.03	$6.64	$7.24	$7.85	$8.46	$9.06
14.0%	$5.20	$5.78	$6.36	$6.94	$7.52	$8.10	$8.69

Piper Sandler also considered and discussed with the Partners’ board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Partners’ earnings varied from 10.0% above projections to 10.0% below projections. This analysis resulted in the following range of per share values for Partners’ common stock, applying the price to 2027 earnings multiples range of 8.0x to 11.0x referred to above and a discount rate of 11.77%.

Earnings Per Share Multiples

Annual Estimate Variance	8.0x	8.5x	9.0x	9.5x	10.0x	10.5x	11.0x
(10.0%)	$5.05	$5.33	$5.60	$5.88	$6.16	$6.44	$6.72
(5.0%)	$5.29	$5.59	$5.88	$6.18	$6.47	$6.77	$7.06
0.0%	$5.54	$5.85	$6.16	$6.47	$6.78	$7.09	$7.40
5.0%	$5.79	$6.12	$6.44	$6.77	$7.09	$7.42	$7.75
10.0%	$6.04	$6.38	$6.72	$7.06	$7.40	$7.75	$8.09

Piper Sandler also performed an analysis that estimated the net present value per share of LINK common stock, assuming LINK performed in accordance with publicly available median analyst earnings per share estimates and median analyst dividends per share estimates for LINK for the years ending December 31, 2023 and December 31, 2024, as well as the estimated long-term annual earnings per share and balance sheet growth rates and dividends per share for the years ending December 31, 2025 through December 31, 2027, as provided by the senior management of LINK at the direction of Partners management. To approximate the terminal value of a share of LINK common stock at February 21, 2023, Piper Sandler applied price to 2027 earnings multiples ranging from 8.0x to 11.0x and multiples of 2027 tangible book value ranging from 80.0% to 140.0%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of LINK common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of LINK common stock of $5.76 to $8.92 when applying multiples of earnings and $5.06 to $9.57 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	8.0x	8.5x	9.0x	9.5x	10.0x	10.5x	11.0x
10.0%	$6.80	$7.15	$7.50	$7.86	$8.21	$8.56	$8.92
11.0%	$6.52	$6.86	$7.19	$7.53	$7.87	$8.21	$8.55
12.0%	$6.25	$6.58	$6.90	$7.22	$7.55	$7.87	$8.19
13.0%	$6.00	$6.31	$6.62	$6.93	$7.24	$7.55	$7.86
14.0%	$5.76	$6.06	$6.35	$6.65	$6.95	$7.24	$7.54

Tangible Book Value Per Share Multiples

Discount Rate	80%	90%	100%	110%	120%	130%	140%
10.0%	$5.96	$6.56	$7.16	$7.77	$8.37	$8.97	$9.57
11.0%	$5.72	$6.29	$6.87	$7.44	$8.02	$8.60	$9.17
12.0%	$5.49	$6.04	$6.59	$7.14	$7.69	$8.24	$8.79
13.0%	$5.27	$5.80	$6.32	$6.85	$7.38	$7.90	$8.43
14.0%	$5.06	$5.57	$6.07	$6.57	$7.08	$7.58	$8.09

Piper Sandler also considered and discussed with Partners’ board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming LINK’s earnings varied from 10.0% above estimates to 10.0% below estimates. This analysis resulted in the following range of per share values for LINK common stock, applying the price to 2027 earnings multiples range of 8.0x to 11.0x referred to above and a discount rate of 11.77%.

Earnings Per Share Multiples

Annual Estimate Variance	8.0x	8.5x	9.0x	9.5x	10.0x	10.5x	11.0x
(10.0%)	$5.79	$6.08	$6.38	$6.67	$6.97	$7.26	$7.55
(5.0%)	$6.05	$6.36	$6.67	$6.98	$7.29	$7.60	$7.91
0.0%	$6.31	$6.64	$6.97	$7.29	$7.62	$7.95	$8.27
5.0%	$6.57	$6.92	$7.26	$7.60	$7.95	$8.29	$8.63
10.0%	$6.83	$7.19	$7.55	$7.91	$8.27	$8.63	$8.99

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis

Piper Sandler analyzed certain potential pro forma effects of the merger on LINK assuming the transaction closes on September 30, 2023. Piper Sandler also utilized certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as well as estimated net income available to common for Partners for the years ending December 31, 2023 through December 31, 2026, with an estimated growth rate for the year ending December 31, 2027, as provided by the senior management of LINK at the direction of Partners management, and certain assumptions relating to the offer and sale of a certain amount of LINK common stock and the consolidation and divestiture of certain Partners’ branch offices in connection with the merger, as provided by the senior management of LINK. The analysis indicated that the transaction could be accretive to LINK’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2024 through December 31, 2027 (regardless of including or excluding interest rate marks), and dilutive to LINK’s estimated tangible book value per share at close (regardless of including or excluding rate marks). When including interest rate marks, LINK’s estimated tangible book value is dilutive in the years ending December 31, 2024 through December 31, 2025, and accretive from December 31, 2026 through December 31, 2027. When excluding interest rate marks, LINK’s estimated tangible book value is accretive from December 31, 2024 through December 31, 2027.

In connection with this analysis, Piper Sandler considered and discussed with the Partners’ board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship

Piper Sandler is acting as Partners’ financial advisor in connection with the merger and will receive a fee for such services in an amount equal to approximately 1.35% of the aggregate purchase price, which advisory fee is contingent upon the closing of the merger. At the time of announcement of the merger, Piper Sandler’s fee was approximately $2.19 million. Piper Sandler also received a $250,000 fee from Partners upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee, which will become payable to Piper Sandler upon closing of the merger. Partners has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

Piper Sandler provided certain investment banking services to Partners in the two years preceding the date of its opinion. In summary, Piper Sandler acted as financial advisor to Partners in connection with a transaction involving OceanFirst Financial Corp, which transaction was announced in November 2021 but ultimately terminated by both parties. Piper Sandler rendered a fairness opinion to Partners in connection with the foregoing transaction for which Piper Sandler received $250,000. Piper Sandler also provided certain investment banking services to LINK in the two years preceding the date of its opinion. In summary, Piper Sandler acted as book manager in connection with LINK’s initial public offering of common stock, which transaction occurred in September 2022 and for which Piper Sandler received aggregate compensation of approximately $675,000. In addition, in the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Partners, LINK and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of Partners, LINK and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.

Certain Unaudited Prospective Financial Information

LINK and Partners do not, as a matter of course, publicly disclose forecasts or internal projections as to their future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain financial measures for the current year and certain future years in their respective earnings conference calls, investor conference presentations and other investor materials.

However, in connection with the merger, LINK and Partners senior management prepared or approved for use certain unaudited prospective financial information (which we refer to collectively as the “prospective financial information”) with respect to LINK and Partners on a standalone basis and without giving effect to the merger (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger”), which were provided to and used by Stephens (LINK’s financial advisor) and Piper Sandler (Partners’ financial advisor)

for the purpose of performing financial analyses in connection with their respective opinions, as described in this joint proxy/prospectus under the headings “The Merger—Opinion of LINK’s Financial Advisor” and “The Merger—Opinion of Partners’ Financial Advisor” beginning on pages [●] and [●], respectively, and the boards of directors of LINK and Partners in connection with their respective evaluations of the merger. A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing LINK shareholders and Partners shareholders access to certain nonpublic information made available to LINK and Partners and their respective boards of directors and financial advisors.

The prospective financial information was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of its preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. Neither LINK nor Partners endorses the prospective financial information as necessarily predictive of actual future results.

Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by LINK and Partners senior management, as applicable, at the time such prospective financial information was prepared or approved for the financial advisors to use. The prospective financial information represents LINK and senior management’s evaluation of LINK’s expected future financial performance on a stand-alone basis and Partners and senior management’s evaluation of Partners’ expected future financial performance on a stand-alone basis, without reference to the merger. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which LINK and Partners operate and the risks and uncertainties described under “Risk Factors” beginning on page [●] of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [●] of this joint proxy statement/prospectus and in the reports that LINK and Partners file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of LINK and Partners and will be beyond the control of LINK following the completion of the merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of LINK or Partners could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that LINK, Partners or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any LINK shareholders or Partners shareholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.

This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. Except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Merger,” the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on LINK or Partners of the merger or the recent developments and events in the financial services industry and related market volatility, and does not attempt to predict or suggest actual future results of the combined company following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on LINK or Partners of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.

The prospective financial information was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the prospective financial information together for the two (2) companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.

By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither LINK nor Partners nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of LINK or Partners compared to the information contained in the prospective financial information. Neither LINK, Partners nor, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus in order to induce any LINK shareholder to vote in favor of the LINK merger proposal, the LINK charter amendment proposal or the LINK adjournment proposal or to induce any Partners shareholder to vote in favor of the Partners merger proposal, the Partners compensation proposal or the Partners adjournment proposal.

The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.

Subject to the above, the prospective financial information included in this section has been provided by LINK’s management and Partners’ management as described in this section. Neither S.R. Snodgrass, P.C. (the independent registered public accounting firm of LINK), Yount, Hyde & Barbour, P.C. (the independent registered public accounting firm of Partners), nor any other independent registered public accounting firm has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the prospective financial information and, accordingly, Snodgrass, P.C. and Yount, Hyde & Barbour, P.C. do not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Snodgrass, P.C. and Yount, Hyde & Barbour, P.C. incorporated by reference in this joint proxy statement/prospectus relate to LINK’s and Partners’ previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

In light of the foregoing, and taking into account that the LINK special meeting and the Partners special meeting will be held several months after the financial forecasts were prepared, as well as the uncertainties inherent in any forecasted information, LINK shareholders and Partners shareholders are strongly cautioned not to place unwarranted reliance on such information, and LINK and Partners urge all LINK shareholders and Partners shareholders to review LINK’s and Partners’ respective most recent SEC filings for descriptions of LINK’s and Partners’ respective reported financial results. See “Where You Can Find More Information” beginning on page [●] of this joint proxy statement/prospectus.

Certain Stand-Alone LINK Prospective Financial Information

The following table presents publicly available median analyst consensus “street estimates” for LINK’s (i) full-year 2023 EPS and 2024 EPS, (ii) net income for the years ending December 31, 2023 and December 31, 2024 and (iii) annual balance sheet growth rate through December 31, 2024 that were (a) provided to Stephens and approved by LINK for Stephens’ use and reliance and (b) provided to Piper Sandler and approved by Partners for Piper Sandler’s use and reliance, in each case in connection with such financial advisor’s financial analyses performed in connection with its opinion.

	2023E	2024E
EPS	$0.58	$0.92
Net income ($ in millions)	$8.7	$13.7
Annual balance sheet growth rate	20.0%	20.0%

LINK management also provided Stephens and Piper Sandler with (and LINK management directed Stephens to use and Partners management directed Piper Sandler to use) (i) an estimated earnings per share growth rate for the years ending December 31, 2025 and December 31, 2026 of 7.5% and (ii) an estimated balance sheet growth rate of 7.5% for the years ending December 31, 2025 and December 31, 2026.

Certain Stand-Alone Partners Prospective Financial Information

The following table presents Partners’ (i) estimated full-year 2023 EPS to 2026 EPS and (ii) estimated net income for the years ending December 31, 2023 through December 31, 2026, as provided by Partners management and as revised by LINK management, that LINK management provided Stephens and Piper Sandler (and LINK management directed Stephens to use and Partners management directed Piper Sandler to use).

	2023E	2024E	2025E	2026E
EPS	$0.92	$0.80	$0.92	$1.05
Net income ($ in millions)	$16.5	$14.4	$16.5	$18.9

LINK management also revised Partners’ management projections and provided Stephens and Piper Sandler with (and LINK management directed Stephens to use and Partners management directed Piper Sandler to use) (i) an estimated earnings per share growth rate for the years ending December 31, 2027 of 7.5% and (ii) an estimated balance sheet growth rate of 0% for the year ending December 31, 2023 and 7.5% for the years ending December 31, 2024 through December 31, 2026.

Certain Estimated Synergies Attributable to the Merger

The management of LINK and the management of Partners developed and provided to their respective boards of directors certain prospective financial information relating to the anticipated strategic, financial and operational benefits to, and synergies to be realized by, LINK following the completion of the merger beginning in 2023. Such prospective financial information also was (i) provided by LINK to Stephens and approved by LINK for Stephens’ use and reliance and (ii) provided by Partners to Piper Sandler and approved by Partners for Piper Sandler’s use and reliance, in each case in connection with such financial advisors’ respective financial analyses and opinions as described in this joint proxy statement/prospectus under “—Opinion of LINK’s Financial Advisor” and “—Opinion of Partners’ Financial Advisor.”

Such prospective financial information included, among other things, (i) annual pre-tax cost savings of $13.8 million, or approximately 18.3% of the combined company’s operating expense or approximately 32% of Partners’ total operating expense, phased in 50% during 2023 and 100% thereafter; (ii) one-time, pre-tax transaction costs of $22.8 million, fully reflected in tangible book value at the completion of the merger; and (iii) certain estimated purchase accounting adjustments and adjustments for CECL accounting standards. Such prospective financial information assumed a hypothetical September 30, 2023 closing date for the merger.

See above in this section for further information regarding the uncertainties underlying the prospective financial information, including the synergy estimates, as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [●] and [●], respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.

Interests of Certain LINK Directors and Executive Officers in the Merger

In considering the recommendation of the LINK board of directors to vote for the LINK merger proposal, LINK shareholders should be aware that the directors and executive officers of LINK may have interests in the merger, including financial interests, that are different from, or in addition to, the interests of LINK shareholders generally and that may create potential conflicts of interest. The LINK board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger agreement, and in recommending to LINK shareholders that they vote for the LINK merger proposal. For more information, see “—Background of the Merger” beginning on page [●] and “—LINK’s Reasons for the Merger; Recommendation of LINK’s Board of Directors” beginning on page [●]. Such interests are described in more detail below.

Management of Combined Company

Following the consummation of the merger, each current LINK executive officer is expected to continue in his or her role as an executive officer of the combined company.

Membership on the Board of Directors

The board of directors of the combined company as of the effective time will consist of twenty-two (22) members of which twelve (12) will be legacy LINK directors, as determined by LINK, and ten (10) will be legacy Partners directors as determined by Partners. No decisions have been made with respect to which current LINK directors will be appointed to the board of directors of the combined company. For additional information, see “The Merger—Governance of the Combined Company After the Merger” beginning on page [●].

Amendments to Employment Agreements

In connection with entering into the merger agreement, LINK and LINKBANK approved and adopted amendments to the employment agreements/change in control agreements for, and with the consent of each of Andrew Samuel, Chief Executive Officer of LINK and LINKBANK, Carl Lundblad, President of LINK, Brent Smith, Executive Vice President of LINK and President of LINKBANK and Kristofer Paul, Chief Financial Officer of LINK and other officers providing that the mergers will not be considered a change in control to the extent that in the event of a change in control the executive would be entitled to enhanced severance benefits.

Amendment to Supplemental Executive Retirement Plan Agreement for Andrew S. Samuel

In connection with entering into the merger agreement, LINK and LINKBANK approved and adopted an amendment to the Supplemental Executive Retirement Plan Agreement (the “SERP”) for, and with the consent of, Mr. Samuel, which provides that the mergers will not be considered a change in control, which would result in accelerated vesting of the SERP benefit.

Waiver of Acceleration of Options

Each of Messrs. Samuel, Lundblad, Smith and Paul and other officers waived the acceleration on a change in control of stock options granted under the LINKBANCORP 2019 Equity Incentive Plan.

Interests of Certain Partners Directors and Executive Officers in the Merger

In considering the recommendations of the Partners board, Partners shareholders should be aware that Partners’ directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of the Partners shareholders generally. Partners’ board of directors was aware of these interests, including the material terms thereof, and considered them, among other matters, in making its recommendation that Partners’ shareholders vote to approve the Partners merger proposal and to approve the Partners compensation proposal. These interests are described in more detail below.

The amounts shown below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, and do not reflect certain compensation actions that may be taken or that may occur before completion of the merger.

Treatment of Stock Options and Restricted Stock

One of Partners’ executive officers holds outstanding and unexercised options to purchase shares of Partners common stock granted under the Partners Equity Plans. The merger agreement provides that, at the effective time, each Partners stock option under the Partners Equity Plans that is outstanding and unexercised immediately prior to the effective time will be converted into an option to purchase a number of shares of LINK common stock equal to the product of (x) the number of shares of Partners common stock subject to such Partners stock option immediately prior to the effective time and (y) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Partners common stock of such Partners stock option immediately prior to the effective time divided by (B) the exchange ratio. Each Partners stock option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Partners stock option immediately prior to the effective time.

The following table reflects the number of stock options held by each executive officer of Partners as of April [●], 2023 (which is the latest practicable date prior to this joint proxy statement/prospectus). The estimated value of the stock options is based on (i) $9.09, the average closing market price of Partners common shares over the first five business days following the first public announcement of the transaction, net of the applicable per-share exercise price for the stock options, multiplied by (ii) the total number of shares subject to each stock option award.

	Partners Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Stock Option Value ($)
Executive Officers
Lloyd B. Harrison, III	—	—	—
John W. Breda	—	—	—
J. Adam Sothen	25,768	7.72	35,302
Betsy J. Eicher	—	—	—

None of the executive officers or directors of Partners hold unvested restricted shares.

Employment and Other Agreements

Certain executive officers of Partners have entered into agreements with LINK and/or LINKBANK that will be effective at the effective time of the merger and will terminate, supersede, and replace such executive officers’

current employment agreements with Partners and VPB or TBOD (as applicable), and pursuant to which certain payments are expected to be made to the executive officers of Partners. The expected payments to each Partners executive officer are substantively consistent, with certain limited exceptions, including as set forth below, with the payments provided under such executive officer’s current employment agreement with Partners. The following is a description of the respective agreements of Partners executive officers with LINK and LINKBANK:

•

Pursuant to that certain separation and non-competition agreement with LINKBANK, dated April 19, 2023, that will be effective at the effective time of the merger, Lloyd Harrison’s employment and employment agreement with Partners and VPB will terminate at the effective time of the merger. Upon termination of employment, he will be entitled to a payment of $1,579,923 (the “restrictive covenant payment”), payable in three equal installments of $526,641, in exchange for entering into and complying with the one-year non-competition and nonsolicitation restrictive covenants contained in his agreement. The first installment of the restrictive covenant payment will be made within sixty days following the effective date of the merger, subject to Mr. Harrison executing a general release of claims in favor of LINK and LINKBANK and such release becoming irrevocable. The second installment of the restrictive covenant payment will be made on the first anniversary of the effective date, and the third installment will be made on the second anniversary of the effective date. Mr. Harrison’s agreement also provides that in the event he breaches any of the covenants contained in his agreement within one year following termination of his employment, LINKBANK may recover any portion of the restrictive covenant payment paid to him.

•

Pursuant to that certain employment agreement with LINK and LINKBANK, dated February 22, 2023, that will be effective at the effective time of the merger, John W. Breda will be employed as Chief Executive Officer, Delmarva Market for LINKBANK for an initial term to continue through June 30, 2026, unless terminated earlier pursuant to the terms of the employment agreement. Mr. Breda will receive as compensation for such employment an annual base salary of $360,000, plus any raises approved by the boards of directors of LINKBANK and LINK. Mr. Breda will also be eligible to receive bonuses as LINKBANK and LINK may, in their sole discretion, deem appropriate, a $1.0 million life insurance policy, a vehicle allowance of $750 per month, and other vacation and leave, health, disability and other insurance policies as LINKBANK and LINK may determine appropriate, and expense reimbursement benefits (including club membership fees).

In consideration for terminating his prior employment agreement with Partners and TBOD and entering into the employment agreement with LINKBANK and LINK (which such employment agreement supersedes and replaces the prior agreement as of the effective time), LINK has agreed to pay Mr. Breda a bonus in the amount of $1,237,938.63, payable in three equal installments of $412,646.21, with the first installment being paid on the effective date of the merger and the second and third installments being paid on the first and second annual anniversaries thereof, regardless of whether Mr. Breda is employed by LINKBANK or LINK on each installment payment date. In the event of Mr. Breda’s death, any unpaid retention bonus installment will be immediately payable to his surviving spouse, or, if none, to his estate. In connection with the closing, LINKBANK will transfer to Mr. Breda the TBOD-owned automobile currently provided by TBOD to Mr. Breda for nominal consideration.

If a “change in control” (as defined in the employment agreement) occurs and Mr. Breda terminates his employment with LINKBANK and LINK for “good reason,” or LINKBANK terminates Mr. Breda’s employment without “cause,” in each case as such term is defined in the employment agreement, and in each case within two years following the change in control, subject to Mr. Breda signing (and not revoking) a release, Mr. Breda would be entitled to receive his accrued benefits (as such term is defined in the employment agreement) plus a lump sum payment equal to the greater of (a) the sum of (i) his unpaid annual base salary through June 30, 2026 and (ii) the average cash bonus and other cash incentive compensation earned by him with respect to the three calendar years immediately preceding the year of termination, or (b) one (1) times the sum of (i) his annual base salary and (ii) his average cash bonus and other cash incentive compensation earned by him with respect to the three calendar years immediately preceding the year of termination, which shall be paid to him within sixty (60) days following the date of his termination of employment. In addition, Mr. Breda would be eligible to receive continuation of all life, disability, medical insurance, and other normal health and welfare benefits for earlier of one (1) year from the date of termination or until he secures substantially similar benefits through other employment. In the event that Mr. Breda’s employment is involuntarily terminated by LINKBANK and LINK without “cause” or Mr. Breda resigns for “good reason” in each case other than within two years following a change in control, he would be entitled to receive the same benefits and compensation as outlined above, subject to Mr. Breda signing (and not revoking) a release.

The employment agreement provides that the above payments, in the event they would constitute an excess parachute payment under Code Section 280G of the Code and provided that it would be economically advantageous to Mr. Breda, will be reduced to an amount expressed in present value (but not below zero) which maximizes the aggregate present value of payments under Mr. Breda’s employment agreement without causing any payment to be subject to taxation under Section 4999 of the Code.

The employment agreement contains customary restrictive covenants, including perpetual confidentiality and nondisclosure requirements, as well as prohibitions against competition with LINK and LINKBANK and solicitation of the bank entities’ customers and employees, both during the employment term and ending on (i) the second anniversary of the effective date of termination of employment if termination of employment occurs on or before December 31, 2025, or (ii) the first anniversary of the effective date of the termination of employment if termination of employment occurs on or after January 1, 2026.

•

Pursuant to that certain retention agreement with LINK and LINKBANK, dated April 6, 2023, that will be effective at the effective time of the merger, J. Adam Sothen will be employed as a Divisional Controller of LINKBANK for an initial term to continue through and automatically terminate without notice or action by either LINK, LINKBANK or Mr. Sothen, on the earlier of (i) the ninetieth (90th) day following the effective date of the merger, or (ii) the thirtieth (30th) day following the systems conversion date in connection with the merger; provided, however, LINK and LINKBANK may terminate Mr. Sothen’s employment at any time with or without “cause” (as defined in the retention agreement) upon written notice to him from the boards of directors of LINK and LINKBANK. Mr. Sothen will receive as compensation for such employment a base salary at an annual rate of $237,000. Mr. Sothen will also be entitled to paid time off and to participate in any employee benefit plan currently in effect at LINK and LINKBANK.

Mr. Sothen’s retention agreement also provides that LINKBANK will pay a retention bonus in an amount equal to $525,647 (the “Sothen retention bonus”). The Sothen retention bonus is payable in two installments, the first installment of $473,082.30 will be paid on the effective date of the merger, and the remaining $52,564.70 will be paid on the date of expiration or termination of the retention agreement. In the event that Mr. Sothen’s employment is terminated without cause or by him with “good reason” (as defined in the retention agreement) after the effective time of the merger but prior to termination of the retention agreement, he will receive the second installment of the Sothen retention bonus. Mr. Sothen’s right to receive the Sothen retention bonus is conditioned on his execution of a general release of claims in favor of LINK and LINKBANK, and such release becoming irrevocable within sixty (60) days following his termination of employment.

The retention agreement contains customary restrictive covenants, including perpetual confidentiality and nondisclosure requirements, as well as prohibitions against competition with LINK and LINKBANK and solicitation of the bank entities’ customers and employees, both during the employment term and ending on the one-year anniversary of the effective date of his termination.

•

Pursuant to that certain retention agreement with LINK and LINKBANK, dated April 19, 2023, that will be effective at the effective time of the merger, Betsy Eicher will be employed as a Divisional Controller of LINKBANK for an initial term to continue through and automatically terminate without notice or action by either LINK, LINKBANK or Ms. Eicher, on the earlier of (i) the ninetieth (90th) day following the effective date of the merger, or (ii) the thirtieth (30th) day following the systems conversion date in connection with the merger; provided, however, LINK and LINKBANK may terminate Ms. Eicher’s employment at any time with or without “cause” (as defined in the retention agreement) upon written notice to her from the boards of directors of LINK and LINKBANK. Ms. Eicher will receive as compensation for such employment a base salary at an annual rate of $196,980. Ms. Eicher will also be entitled to paid time off and to participate in any employee benefit plan currently in effect at LINK and LINKBANK.

Ms. Eicher’s retention agreement also provides that LINKBANK will pay a retention bonus in an amount equal to $392,459 (the “Eicher retention bonus”). The Eicher retention bonus is payable in two installments, the first installment of $353,213.10 will be paid on the effective date of the merger and the remaining $39,245.90 will be paid on the date of expiration or termination of the retention agreement. In the event that Ms. Eicher’s employment is terminated without cause or by her with “good reason” (as defined in the retention agreement) prior to termination of the retention agreement, she will receive the second installment of the Eicher retention bonus. Ms. Eicher’s right to receive the Eicher retention bonus is conditioned on her execution of a general release of claims in favor of LINK and LINKBANK, and such release becoming irrevocable within sixty (60) days following her termination of employment.

Ms. Eicher’s retention agreement also provides if she remains employed by the LINK or LINKBANK at such time that annual bonuses are paid, or did remain employed through the earlier of (i) the ninetieth (90th) day following the effective date of the merger, or (ii) the thirtieth (30th) day following the system conversion date in connection with the merger to fulfill the terms of the retention agreement but then is no longer employed by the LINK or LINKBANK at such time bonuses are paid, Ms. Eicher will be entitled the 2023 annual bonus to the extent it has been accrued as of her termination of employment, if applicable. Such annual bonus payment will be paid to her on or before the date that annual bonuses are otherwise paid to employees or the date of her termination, if earlier, but in no event later than December 15, 2023.

The retention agreement contains customary restrictive covenants, including perpetual confidentiality and nondisclosure requirements, as well as prohibitions against competition with LINK and LINKBANK and solicitation of the bank entities’ customers and employees, both during the employment term and ending on the one-year anniversary of the effective date of her termination.

The payments described in this section will be subject to applicable tax withholdings. If the merger agreement is terminated prior to the effective time, the separation and non-competition agreement between LINKBANK and Mr. Harrison and the retention agreements between LINK and LINKBANK and each of Messrs. Breda and Sothen and Ms. Eicher will have no effect, and the terms of each executive’s current employment agreements with Partners or its affiliates shall remain in full force and effect. LINK and Partners have agreed that Partners will reimburse legal expenses of up to $100,000 in the aggregate incurred by certain employees of Partners, including the executive officers of Partners, in connection with the preparation and negotiation of agreements regarding employment or consulting services following the merger.

Potential Payments and Benefits to Partners’ Named Executive Officers in Connection with the Merger

The information set forth in the following table is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about the payments and benefits that each of Partners’ named executive officers will or may receive in connection with the merger, assuming: (i) that the effective time of the merger is August 31, 2023, which is the latest practicable assumed date of the closing solely for purposes of the disclosure in this section; and (ii) that each of Messrs. Harrison, Breda and Sothen and Ms. Eicher are terminated either by LINK and LINKBANK without “cause” or by the executive for “good reason” (as such terms are defined in their respective new agreements) immediately following the assumed effective time on August 31,

2023. The merger will not result in a change in ownership or control of Partners as contemplated by Section 280G of the Code and the applicable regulations thereunder. Accordingly, none of the payments payable due to the merger are parachute payments under Section 280G of the Code, and no reduction will apply to such payments. The amounts below do not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control, including the value of any compensation actions taken by Partners prior to August 31, 2023.

The amounts below are estimates based on multiple assumptions that may or may not actually occur and, as a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer of Partners may differ materially from the amounts shown below. The amounts set forth in the table below do not reflect certain compensation actions that may occur following the effective time of the merger, including but not limited to any payments made or benefits received under a named executive officer’s new agreement with LINK and/or LINKBANK.

Golden Parachute Compensation

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Tax Reimbursement($)	Total ($)
Lloyd B. Harrison, III(4)	$1,579,923	—	$25,612	—	$1,605,535
John W. Breda(5)	$2,323,938	—	$47,031	—	$2,370,969
J. Adam Sothen(6)	$525,647	—	$—	—	$525,647
Betsy J. Eicher(7)	$392,459	—	$—	—	$392,459

(1)

Cash. The amounts in this column reflect cash change in control and severance payments to which the named executive officer would be entitled to receive in connection with the merger (subject to their execution and non-revocation of a release) under the named executive officer’s agreement described under “—Employment and Other Agreements,” based on the assumptions set forth above. The cash payable to the named executive officers consists of a combination of “single trigger” benefits in the case of the change in control payments, because these payments would be made upon the closing of a change in control transaction of LINK and/or LINKBANK, and “double trigger” benefits in the case of the severance benefits because these payments would be made upon a qualifying termination following a change in control transaction. The amounts in this column that are calculated by reference to average cash incentive bonuses do not include any cash incentive bonuses for 2023 performance, as such bonuses will not have been paid by the assumed effective time of the merger for purposes of this disclosure of August 31, 2023.

(2)

Equity. As of the date of this joint proxy statement/prospectus, none of the named executive officers of Partners have unvested stock options or restricted stock awards that will vest on an accelerated basis at the effective time of the merger.

(3)

LINK and Partners have agreed that Partners will reimburse legal expenses of up to $100,000 in the aggregate incurred by certain employees of Partners, including the named executive officers of Partners, in connection with the preparation and negotiation of agreements regarding employment or consulting services following the merger. As of the date of this joint proxy statement/prospectus, the amount of legal expenses of each named executive officer to be reimbursed by Partners cannot be reasonably estimated.

(4)

The column titled “Cash” includes a bonus of $1,579,923, pursuant to which $526,641 is payable within 60 days of the effective date of the merger, and the remaining two installments of $526,641 are payable on the first and second anniversaries following the effective date of the merger. Payment of Mr. Harrison’s bonus as described under “—Employment and Other Agreements.” The column titled “Perquisites / Benefits” includes $25,612, which is the estimated value of the vehicle that VPB has provided to Mr. Harrison, which will be transferred to him for nominal consideration following the effective time. The benefits to Mr. Harrison are single trigger.

(5)

The column titled “Cash” includes a single trigger bonus of $1,237,938, pursuant to which $412,646.21 is payable on the effective date of the merger, and the remaining two installments of $412,646.21 are payable on the first and second anniversaries following the effective date of the merger. The column titled “Cash”

also includes Mr. Breda’s double trigger severance benefits in the amount of $1,086,000 (assuming his base salary at the time of his termination is $360,000 and his three-year average cash bonus and other cash incentive compensation is $66,000). The column titled “Perquisites / Benefits” includes (i) $25,398, which is the estimated value of the vehicle that TBOD has provided to Mr. Breda, which will be transferred to him for nominal consideration following the effective time, and (ii) $21,633 which is the estimated cost to provide Mr. Breda with health and welfare benefits for one-year post-termination. Payment of Mr. Breda’s bonus and severance benefits is described under “—Employment and Other Agreements.”
(6)

The column titled “Cash” includes a retention bonus of $525,647, pursuant to which $473,082.30 is payable on the effective date of the merger, and the remaining $52,564.70 is payable to him on the date of expiration or termination of the retention agreement or in the event he is terminated by LINK and LINKBANK without cause or by him with good reason. Payment of Mr. Sothen’s retention bonus is described under “—Employment and Other Agreements.”

(7)

The column titled “Cash” includes a retention bonus of $392,459, pursuant to which $353,213.10 is payable on the effective date of the merger and the remaining $39,245.90 is payable to her on the date of expiration or termination of the retention agreement or in the event she is terminated by LINK and LINKBANK without cause or by her with good reason. In addition, Ms. Eicher will be entitled to her 2023 bonus in the event it has been accrued as of her termination of employment. As of the date of this joint proxy statement/prospectus, the amount of Ms. Eicher’s 2023 annual bonus cannot be reasonably estimated. Payment of Ms. Eicher’s retention bonus is described under “—Employment and Other Agreements.”

Special Transaction Bonus to Partners’ Director

In connection with the merger, Partners will pay a transaction bonus in the amount of $390,954.32 to Michael W. Clarke as a reward for important contributions provided by Mr. Clarke to Partners and VPB with regard to the Northern Virginia operations of VPB and Partners, to reward performance in connection therewith, and in recognition of the unique value he brings to the merger. The transaction bonus is payable by Partners to Mr. Clarke immediately prior to the effective time of the merger. Mr. Clarke is currently a member of the boards of directors of Partners and VPB and is expected to become a member of the boards of directors of LINK and LINKBANK.

Indemnification and Insurance of Directors and Officers

The merger agreement provides that from and after the effective time, LINK, as the surviving entity in the merger, will indemnify and hold harmless all present and former directors and officers of Partners and its subsidiaries against, and will advance expenses as incurred to such persons in respect of, all costs and liabilities arising out of the fact that such person is or was a director or officer of Partners or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement or expenses as of the date of the merger agreement by Partners pursuant to the Partners articles of incorporation, bylaws, the governing or organizational documents of any Partners subsidiary, any indemnification agreements in existence as of the date of the merger agreement that have been disclosed to LINK, or the MGCL; provided, that in the case of advancement of expenses, any such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires LINK, as the surviving entity in the merger, to maintain for a period of six years after consummation of the merger Partners’ existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the consummation of the merger. However, LINK is not required to spend annually more than 250% of the current annual premium paid as of the date of the merger agreement by Partners for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then LINK will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Partners, in consultation with, but only upon the consent of LINK, may (and at the request of LINK, Partners will use its reasonable best efforts to) obtain at or prior to the effective time a six-year “tail” policy under Partners’ existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.

Board Position and Compensation

The merger agreement and the LINK bylaws amendment, which will be made in connection with the merger and will be effective for a period of 24 months following the effective time, provide for certain arrangements related to the boards of directors of LINK and LINKBANK at the effective time of the merger and thereafter that are described below. The arrangements applicable after the effective time can be amended or waived following the merger by the board of directors of LINK or LINKBANK by the affirmative vote of at least eighty percent (80%) of the entire board of directors of LINK or LINKBANK. The LINK bylaws amendment is set forth in Exhibit E to the merger agreement, which is attached as Annex A.

At the effective time of the merger, the number of directors that will comprise the full boards of directors of LINK and LINKBANK will be 22, of which (i) twelve will be directors of LINK immediately prior to the effective time and (ii) ten will be directors of Partners immediately prior to the effective time. In addition, all such 22 directors will be appointed to the board of directors of the surviving corporation for terms to expire at LINK’s next annual meeting of shareholders and will be nominated to serve for two terms. For two years, any vacancies in LINK Continuing Directors will be generally filled by the remaining LINK Continuing Directors and any vacancies in Partners Continuing Directors will be generally filled by the remaining Partners Continuing Directors. The current Chairman of Partners will become the Vice Chairman of the surviving corporation and surviving bank upon completion of the merger and will become the Chairman of the surviving corporation and surviving bank in September 2024 (or such earlier date as of which the current Chairman ceases for any reason to serve as Chairman of the surviving corporation or surviving bank).

At the effective time, the surviving corporation will have, at least, the following committees: Audit Committee, Compensation Committee, Nominating & Corporate Governance Committee and Enterprise Risk Committee. Partners Continuing Directors will be appointed to the above committees based on an evaluation of their skills and interests and mutually agreed to by LINK and Partners.

At the effective time, the surviving bank will establish a Delmarva Regional Advisory Board and will appoint to it each non-employee director of TBOD who is not appointed to the surviving bank board of directors. Additionally, at the effective time, the surviving bank will establish a Virginia Regional Advisory Board and will appoint to it each non-employee director of VPB who is not appointed to the surviving bank board of directors.

Each person who serves as a director of LINK or LINKBANK, or as a member of the Delmarva Regional Advisory Board or Virginia Regional Advisory Board, will be compensated in accordance with the policies of LINK, which are anticipated to be substantially similar to the current policies of LINK as described in its proxy statement, filed April 18, 2023, under the section entitled “Director Compensation.”

Governance of the Combined Company After the Merger

Boards of Directors and Committees of the Combined Company and the Combined Bank

The merger agreement or the LINK bylaws amendment, which will be made in connection with the merger and will be effective for a period of twenty-four (24) months following the effective time, provides for certain arrangements related to the boards of directors of LINK and LINKBANK after the merger that are described below. These arrangements can be amended or waived after the effective time by the board of directors of LINK or LINKBANK by the affirmative vote of at least eighty percent (80%) of the entire board of directors of LINK or LINKBANK. The LINK bylaws amendment is set forth in Exhibit E to the merger agreement, which is attached as Annex A.

At the effective time of the merger, the number of directors that will comprise the full boards of directors of LINK and LINKBANK will be 22, of which (i) twelve will be directors of LINK immediately prior to the effective time and (ii) ten will be directors of Partners immediately prior to the effective time. In addition, all 22 directors will be appointed to the board of directors of the surviving corporation for terms to expire at LINK’s next annual meeting of shareholders and will be nominated to serve for two terms. For two years, any vacancies in LINK Continuing Directors will be generally filled by the remaining LINK Continuing Directors and any vacancies in Partners Continuing Directors will be generally filled by the remaining Partners Continuing Directors. The current Chairman of Partners will become the Vice Chairman of the surviving corporation and surviving bank upon completion of the merger and will become the Chairman of the surviving corporation and surviving bank in September 2024 (or such earlier date as of which the current Chairman ceases for any reason to serve as Chairman of the surviving corporation or surviving bank).

At the effective time, the surviving corporation will have, at least, the following committees: Audit Committee, Compensation Committee, Nominating & Corporate Governance Committee and Enterprise Risk Committee. Partners Continuing Directors will be appointed to the above committees based on an evaluation of their skills and interests and mutually agreed to by LINK and Partners.

At the effective time, the surviving bank will establish a Delmarva Regional Advisory Board and will appoint to it each non-employee director of TBOD who is not appointed to the surviving bank board of directors. Additionally, at the effective time, the surviving bank will establish a Virginia Regional Advisory Board and will appoint to it each non-employee director of VPB who is not appointed to the surviving bank board of directors.

Management of the Combined Company after the Merger

The merger agreement and the LINK bylaws amendment provide that at the effective time, the surviving corporation and the surviving bank will consist of the officers of LINK and LINKBANK, respectively, in office immediately prior to the effective time. In addition, at the effective time, the following individuals will be appointed to hold the positions at the surviving bank, and in each case, reporting to the Chief Executive Officer of the surviving bank, as set forth below:

•	John W. Breda, CEO, Delmarva Market

•	Adam G. Nalls, CEO, Virginia Market

•	David A. Talebian, President, Virginia Market

•	Wallace N. King, President, Fredericksburg Region

Each of Messrs. King, Nalls, and Talebian is currently an employee of VPB. Messrs. Breda, King, Nalls, and Talebian have entered into new employment agreements with LINKBANK that will be effective at the effective time and terminate, supersede, and replace such officers’ current employment agreements with Partners or its subsidiaries and affiliates (as applicable). The new agreements for Messrs. King, Nalls, and Talebian provide that each of the officers will be entitled to a cash transaction bonus payable upon the effective time of the merger. For a more complete description of Mr. Breda’s agreement, see “The Merger — Interests of Certain Partners Directors and Executive Officers in the Merger.” Further, Partners will make special restricted stock award grants prior to the effective time (the “Special Partners Restricted Stock Awards”) to Messrs. King, Nalls and Talebian. The Special Partners Restricted Stock Awards will not automatically vest at the effective time but will be converted into the merger consideration as provided in the merger agreement (after conversion becoming a “LINK Restricted Stock Award”) which will continue to be governed by the same terms and conditions as were applicable to such Special Partners Restricted Stock Award immediately prior to the effective time, except that such LINK Restricted Stock Award will automatically accelerate vesting upon (i) a termination of employment of the grantee by the surviving corporation without “cause” or (ii) the voluntary resignation of the grantee for “good reason” (as such terms are defined in the grantee’s employment agreement with LINK). In addition, in recognition of the important contributions provided by Messrs. Nalls and Talebian to Partners and VPB, LINK

has agreed that Partners will pay cash bonuses to each of Messrs. Nalls and Talebian immediately prior to the effective time of the merger.

Name and Headquarters

The merger agreement and the LINK bylaws amendment each provide that the name of the surviving corporation and surviving bank will be LINKBANCORP, Inc. and LINKBANK, respectively, and that the headquarters and main office of LINK and LINKBANK will remain located in Camp Hill, Pennsylvania.

Accounting Treatment

LINK and Partners prepare their respective financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Partners by LINK under the acquisition method of accounting, and LINK will be treated as the acquirer for accounting purposes.

Regulatory Approvals

To complete the merger, LINK and Partners need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank regulatory agencies. Subject to the terms of the merger agreement, LINK and Partners have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank mergers), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. The term “requisite regulatory approvals” means all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from the Federal Reserve Board, the FDIC, the PDOBS, DE Bank Commissioner, the VA BFI, the MD OCFR and as otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated by the merger agreement, including the merger and the bank mergers, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the surviving entity in the merger.

Under the terms of the merger agreement, LINK and Partners, and their respective subsidiaries, will not be required or, without the written consent of the other party, permitted to take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on LINK and its subsidiaries, taken as a whole, after giving effect to the merger and the bank mergers (a “materially burdensome regulatory condition”).

The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by Partners shareholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.

LINK and Partners believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the requisite regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of LINK following the completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.

Federal Reserve Board and the FDIC

The merger is subject to the approval of (i) the Federal Reserve Board pursuant to section 3 of the Bank Holding Company Act of 1956, as amended (the “BHC Act”), with respect to the merger and (ii) the FDIC pursuant to section 18(c)(2)(C) of the Federal Deposit Insurance Act (the “Bank Merger Act”) with respect to the TBOD bank merger and the VPB bank merger. The Federal Reserve Board and the FDIC take into consideration a number of factors when acting on applications under section 3 of the BHC Act and the Bank Merger Act, respectively. These factors include the effect of the applicable transaction on competitiveness in affected banking markets, the financial and managerial resources (including consideration of the capital adequacy, liquidity and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal shareholders, and the records of compliance with applicable laws and regulations) and future prospects of the combined organization. The Federal Reserve Board and the FDIC also consider the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Neither the Federal Reserve Board nor the FDIC may approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

In considering an application under section 3 of the BHC Act and the Bank Merger Act, the Federal Reserve Board and the FDIC, as applicable, each also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board and the FDIC must also take into account the record of performance of each of LINK and Partners in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve Board and the FDIC may receive protests from community groups and others. In their most recent CRA performance evaluations, LINKBANK received an overall “satisfactory” regulatory rating, The Bank of Delmarva received an overall “satisfactory” regulatory rating, and the Virginia Partners Bank received an overall “satisfactory” regulatory rating, respectively.

In addition, in connection with an interstate merger transaction, the Federal Reserve Board and the FDIC each consider certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Riegle-Neal Act”), including the capital position of the acquiring bank holding company, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws. Under the Riegle-Neal Act, the FDIC may approve an interstate bank merger transaction only if each constituent bank is adequately capitalized at the time the relevant application for such transaction is filed, and it determines that the resulting bank will be well capitalized and well managed upon the consummation of the transaction.

Furthermore, the BHC Act and the Bank Merger Act require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board and the FDIC. Each of the Federal Reserve Board and the FDIC takes into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. Each of the Federal Reserve Board and the FDIC is also authorized to hold one (1) or more public hearings or meetings if it determines that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review.

The initial submission of the applications to the Federal Reserve Board and the FDIC have been made.

PDOBS

The TBOD bank merger and the VPB bank merger are subject to the approval of the PDOBS pursuant to Chapter 16 of the Pennsylvania Banking Code of 1965, as amended. The PDOBS must consider, among other things, whether the proposed transaction adequately protects the interests of depositors, other creditors and shareholders. The PDOBS also must consider whether the proposed transaction would be consistent with adequate and sound banking and in the public interest on the basis of the financial history and condition of the parties, their prospects, the character of their management, the potential effect of the merger or consolidation on competition and the convenience and needs of the area primarily to be served by the resulting institution.

The initial submission of the applications to the PDOBS have been made.

Other State Regulatory Approvals

The merger and the TBOD bank merger are subject to the approval of the DE Commissioner pursuant to Sections 843 and 795F of the Delaware Banking Code, respectively, and the merger and the VPB bank merger are subject to the approval of the VA BFI pursuant to Title 6.2, Chapter 7 of the Code of Virginia. The merger is also subject to the approval of the MD OCFR pursuant to the Maryland Financial Institutions Code section 5-903(a). In connection with the bank mergers filings also must be made with the DE Commissioner, the VA BFI, MD OCFR and the NJDOBI pursuant to the Riegle-Neal Act. The initial submissions of the applications to the other state regulatory agencies have been made.

Department of Justice

In addition to the Federal Reserve Board, the FDIC and the PDOBS, and the other state regulatory approvals, the Antitrust Division of the U.S. Department of Justice (the “DOJ”) conducts a concurrent competitive review of the mergers to analyze the mergers’ competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the mergers, the DOJ could analyze their effect on competition differently than the Federal Reserve Board or the FDIC, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the FDIC regarding the mergers’ effects on competition. A determination by the DOJ not to object to the mergers may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.

Additional Regulatory Approvals and Notices

Additional notifications and/or applications requesting approval may be submitted to various other regulatory authorities and self-regulatory organizations in connection with the mergers.

Stock Exchange Listings

LINK common stock is listed for trading on Nasdaq under the symbol “LNKB.” Partners common stock is listed for trading on Nasdaq under the symbol “PTRS.” In the merger, Partners common stock currently listed on Nasdaq will be delisted from such exchange, will be deregistered under the Exchange Act and will cease to be publicly traded.

Under the terms of the merger agreement, LINK will cause the shares of LINK common stock to be issued in the merger to be approved for listing on Nasdaq, subject to official notice of issuance. The merger agreement provides that neither LINK nor Partners will be required to complete the merger if such shares are not authorized for listing on Nasdaq, subject to official notice of issuance. Following the merger, shares of LINK common stock will continue to be traded on Nasdaq.

Appraisal or Dissenters’ Rights in the Merger

LINK shareholders are not entitled to appraisal rights under the PBCL for the merger and Partners shareholders are not entitled to dissenters’ rights of appraisal under the MGCL for the merger.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about LINK or Partners. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings LINK and Partners make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page [●] of this joint proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about LINK and Partners contained in this joint proxy statement/prospectus or in the public reports of LINK or Partners filed with the SEC may supplement, update or modify the factual disclosures about LINK and Partners contained in the merger agreement. The merger agreement contains representations and warranties by Partners, on the one hand, and by LINK, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by LINK and Partners were made solely for the benefit of the parties to the merger agreement and are qualified and subject to important limitations agreed to by LINK and Partners in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that LINK and Partners each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about LINK and Partners at the time they were made or otherwise.

Structure of the Merger

Each of Partners’ and LINK’s respective board of directors has unanimously approved and adopted the merger agreement. In the merger, Partners will merge with and into LINK, with LINK as the surviving entity. Immediately following the merger, TBOD will merge with and into LINKBANK, with LINKBANK as the surviving bank, which is referred to as the TBOD bank merger. Immediately following the TBOD bank merger, VPB will merge with and into LINKBANK with LINKBANK as the surviving bank, which is referred to as the VPB bank merger.

Prior to the consummation of the merger, LINK and Partners may, by mutual agreement, change the method or structure of effecting the combination of LINK and Partners if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change may (i) alter or change the exchange ratio or the number of shares of LINK common stock received by Partners shareholders in exchange for each share of Partners common stock; (ii) adversely affect the tax treatment of Partners’ shareholders or LINK’s shareholders pursuant to the merger agreement; (iii) adversely affect the tax treatment of Partners or LINK pursuant to the merger agreement; or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration

Each share of Partners common stock issued and outstanding immediately prior to the effective time, except for shares of Partners common stock owned by Partners as treasury stock or owned by Partners or LINK (in each case, other than shares of Partners common stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Partners or LINK in respect of debts previously contracted), will be converted into the right to receive 1.150 shares of LINK common stock.

If the outstanding shares of Partners common stock or LINK common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give LINK shareholders and Partners shareholders the same economic effect as contemplated by the merger agreement prior to such event.

Fractional Shares

LINK will not issue any fractional shares of LINK common stock in the merger. Instead, a former holder of Partners common stock who otherwise would have received a fraction of a share of LINK common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing sale prices of LINK common stock on Nasdaq as reported by the Wall Street Journal for the consecutive period of five (5) full trading days ending on the date preceding the closing date of the merger by (ii) the fraction of a share (after taking into account all shares of Partners common stock held by such holder immediately prior to the effective time and rounded to the nearest one thousandth when expressed in decimal form) of LINK common stock which such holder would otherwise be entitled to receive.

Governing Documents

Effective as of the effective time, the bylaws of LINK will be amended to reflect the appointment of directors for the combined company.

Treatment of Partners Equity Awards

Partners’ Stock Options

The merger agreement provides that, at the effective time, each Partners stock option under the Partners Equity Plans outstanding immediately prior to the effective time will generally be converted into an option to purchase a number of shares of LINK common stock equal to the product of (x) the number of shares of Partners common stock subject to such Partners stock option immediately prior to the effective time and (y) the exchange ratio, at an exercise price per share equal to (A) the exercise price per share of Partners common stock of such Partners stock option immediately prior to the effective time divided by (B) the exchange ratio. Each Partners stock option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Partners stock option immediately prior to the effective time.

Partners’ Restricted Stock Awards

The merger agreement provides that, at the effective time, each outstanding restricted stock award in respect of a share of Partners common stock under the Partners Equity Plans which is outstanding as of the date of the merger agreement, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest and be exchanged for the right to receive the merger consideration, in accordance with the exchange ratio, less applicable withholding taxes. For any Partners restricted stock award granted after the date of the merger agreement and which is outstanding as of the effective time shall be converted into merger consideration on the same terms as, and shall be treated in the same manner as, all other shares of Partners common stock, except that such shares shall remain subject to the same restrictions as to transferability and forfeiture set forth in the applicable award agreement.

Closing and Effective Time of the Merger

The merger will become effective at such date and time specified in the statement of merger to be filed with the Department of State of the Commonwealth of Pennsylvania and the articles of merger to be filed with the Maryland State Department of Assessments and Taxation. The closing will occur remotely by electronic exchange of documents at 10:00 a.m., New York City time on (a) the last business day of the first month in which all of the conditions set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof); or (b) at such other date, time or place as LINK and Partners may mutually agree in writing after all of such conditions have been satisfied or, if permitted by Law, waived (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof).

Exchange of Shares

Exchange Procedures

As promptly as practicable after the effective time, but in no event later than five (5) business days thereafter, LINK and Partners will cause the exchange agent to mail to each holder of record of one (1) or more old certificates (which, for purposes of this joint proxy statement/prospectus, shall be deemed to include certificates or book-entry account statements) representing shares of Partners common stock immediately prior to the effective time a letter of transmittal and instructions for use in effecting the surrender of such old certificate(s) in exchange for new certificates (which, for purposes of this joint proxy statement/prospectus, shall be deemed to include certificates or, at LINK’s option, evidence in book-entry form) representing the number of whole shares of LINK common stock and any cash in lieu of fractional shares, which the shares of Partners common stock represented by such old certificate(s) shall have been converted into the right to receive pursuant to the merger agreement, as well as any dividends or distributions to be paid as described in “—Dividends and Distributions” below.

If an old certificate for Partners common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration in the merger upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by LINK or the exchange agent, the posting of a bond in an amount as LINK or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.

After the effective time, there will be no further transfers on the stock transfer books of Partners of Partners common stock that were issued and outstanding immediately prior to the effective time.

Withholding

LINK will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares, any dividends or distributions or any other consideration payable under the merger agreement to any holder of Partners common stock or Partners equity awards the amounts it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder from whom they were withheld.

Dividends and Distributions

No dividends or other distributions declared with respect to LINK common stock will be paid to the holder of any unsurrendered old certificate representing shares of Partners common stock until the holder surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which theretofore had become payable with respect to the whole shares of LINK common stock, which the shares of Partners common stock represented by such old certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties made by Partners to LINK and by LINK and to Partners relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;

•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers;

•	reports to regulatory authorities;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	employee matters and employee benefit matters;

•	compliance with applicable laws;

•	certain contracts;

•	agreements with regulatory authorities;

•	risk management instruments;

•	environmental matters;

•	investment securities and commodities;

•	real property;

•	intellectual property and computer systems;

•	related party transactions;

•	inapplicability of takeover statutes;

•	absence of action or circumstance that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;

•	opinions from each party’s respective financial advisor(s);

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	loan portfolio matters;

•	insurance matters;

•	subordinated indebtedness;

•	no investment advisor subsidiaries or broker-dealer subsidiaries; and

•	the absence of additional representations or warranties.

The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by LINK and Partners, respectively, and (ii) qualified by the reports of LINK or Partners, as applicable, filed with the SEC during the period from January 1, 2021 through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the “Risk Factors” section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

In addition, certain representations and warranties of LINK and Partners are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either LINK and Partners or LINK as the surviving entity in the merger, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

However, with respect to clause (i), a material adverse effect will not be deemed to include the impact of:

•	changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements;

•

changes, after the date of the merger agreement, in laws, rules or regulations (including any COVID-19 pandemic measures) of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•

changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries (including any such changes arising out of the COVID-19 pandemic or any COVID-19 pandemic measures);

•

changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornadoes, floods or other natural disasters or from any outbreak of any disease or other public health event (including the COVID-19 pandemic);

•

public disclosure of the execution of the merger agreement or public disclosure of the consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees) (however, the foregoing will not apply for purposes of certain representations and warranties relating to (i) the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers, (ii) required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger, or the bank mergers and (iii) employee benefit plans) or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;

•

a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (provided that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred); or

•	the expenses incurred by LINK and Partners in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement;

except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Businesses Prior to the Consummation of the Merger

Prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, each of LINK and Partners will, and will cause its subsidiaries to (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Partners or LINK to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis. However, Partners, LINK, or their subsidiaries may take any commercially reasonable actions (except certain actions prohibited under the merger agreement related to common stock and employee benefits, as described below) that such party reasonably determines are necessary or prudent for it to take in response to the COVID-19 pandemic or any COVID-19 pandemic measures; provided, that such party must provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require consent of the other party under the merger agreement.

Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, neither Partners nor LINK will take, and will not permit any of its subsidiaries to, without the prior written consent of the other party to the merger agreement (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:

•

other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Partners or any of its wholly owned subsidiaries to Partners or any of its wholly owned subsidiaries, on the one hand, or of LINK or any of its wholly owned subsidiaries to LINK or any of its wholly owned subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any capital stock;

•

make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (i) regular quarterly cash dividends by Partners at a rate not in excess of $0.04 per share of Partners common stock, (ii) regular quarterly cash dividends by LINK at a rate not in excess of $0.075 per share of LINK common stock, (iii) dividends paid by any of the subsidiaries of each of Partners and LINK to Partners or LINK or any of their wholly owned subsidiaries, respectively, or (iv) the acceptance of shares of Partners common stock or LINK common stock, as the case may be, as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

•

grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of Partners or LINK or any of their subsidiaries, other than specified exceptions, including, in the case of LINK, in the ordinary course consistent with past practices;

•

issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of Partners or LINK or their respective subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of Partners or LINK or their respective subsidiaries, other than specified exceptions, including, in the case of LINK, in the ordinary course consistent with past practices;

•

sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the merger agreement;

•

except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly owned subsidiary of Partners or LINK, as applicable;

•

in each case, except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, certain material contracts of Partners or LINK or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Partners or LINK, or enter into certain material contracts;

•

in the case of Partners only, except as required under the terms of any Partners benefit plan existing as of the date of the merger agreement, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) that would be a Partners benefit plan if in effect on the date of the merger agreement, (ii) amend (whether in writing or orally) any Partners benefit plan, except to comply with applicable law (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for annual base salary or wage increases for employees (other than directors or executive officers) in the ordinary course of business (including in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees), that do not exceed, with respect to any individual, five percent (5%) of such individual’s base salary or wage rate in effect as of the date of the merger agreement, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for bonuses to be awarded with respect to the Partners’ or any of its subsidiaries’ 2022 and 2023 fiscal years, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000 or (x) waive, release or limit any restrictive covenant obligation of any current or former employee or contractor of the Partners or any of its subsidiaries;

•

settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount and for consideration not in excess of $100,000 individually or in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the surviving corporation, or, in the case of LINK, in a material claim, suit, action or proceeding where LINK is the plaintiff.

•

take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

except in the case of LINK effecting the LINK charter amendment, amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

•

materially restructure or materially change its investment securities, derivatives, wholesale funding or bank owned life insurance portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

•

enter into any new line of business or make, renegotiate, renew, increase, extend, modify or purchase any loan, other than in accordance with loan policies and procedures in effect as of the date of the merger agreement, provided however, that the prior notification and approval of the other party is required for any loan made pursuant to the applicable section of the merger agreement that is $8.0 million or greater (consent shall be deemed given unless the receiving party objects within 48 hours of receiving a notification);

•

take any action that is intended or expected to result in any of representations and warranties set forth in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger not being satisfied, or in a violation of any provision of the merger agreement;

•

merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•

make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment thereof) or (iii) hedging, in each case, except as required by law or requested by a governmental entity;

•	make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $75,000 individually or $300,000 in the aggregate;

•

make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

LINK and Partners have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank mergers), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities.

Each of LINK and Partners has agreed to use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby. However, in no event will Partners or LINK, or any of their respective subsidiaries be required, and neither Partners or LINK, nor any of their respective subsidiaries will be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on LINK and its subsidiaries, taken as a whole, after giving effect to the merger and the bank mergers.

LINK and Partners have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement, as well as to consult with each other and keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

To the extent permitted by applicable law, LINK and Partners have also agreed to promptly advise each other upon receiving any communication from any governmental entity whose consent or approval is required for consummation of the transactions contemplated by this merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.

Employee Matters

The merger agreement provides that, unless otherwise agreed to between LINK and any Partners employee that continues to be employed by the surviving corporation, (a “Partners continuing employee”), LINK will provide to each Partners continuing employee for as long as they are employed during the period commencing on the effective time and ending on the first anniversary of the effective time, (i) annual base salary or wages, as applicable, that is no less than the base salary or wages provided to such continuing employee immediately prior to the effective time, (ii) cash incentive opportunities that are that are substantially comparable in the aggregate to the cash incentive opportunities (excluding change in control payments) provided to similarly situated employees of LINK, (iii) employee benefits (excluding equity and equity based compensation and change in control payments) that are substantially similar in the aggregate to the employee benefits (excluding equity and equity based compensation and change in control payments) provided to similarly situated employees of LINK, and (iv) health insurance coverage either under LINK’s group health insurance plans as available to similar situated employees of LINK or by continuing Partners’ group health insurance plans so that no continuing employee incurs a gap in coverage. Each Partners continuing employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances will be eligible to receive severance benefits as agreed among the parties with respect to any continuing employee who is involuntarily terminated during such period, subject to the employee’s execution (and non-revocation) of a release of claims. Prior to the effective time, LINK and Partners will cooperate in reviewing, evaluating and analyzing the LINK benefit plans and Partners benefit plans.

The merger agreement also provides that, with respect to any employee benefit plans of LINK or its subsidiaries in which any Partners continuing employees become eligible to participate on or after the effective time (the “new plans”), LINK and its subsidiaries will (i) waive all pre-existing conditions, exclusions or waiting periods with respect to participation and coverage requirements applicable to such continuing employees and their eligible dependents under any new plans, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the effective time under a Partners benefit plan that provides health care benefits, to the same extent that such credit was given under the analogous Partners benefit plan prior to the effective time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any new plan and (iii) recognize all service of such employees with Partners and its subsidiaries for all purposes in any new plan to the same extent such service was taken into account under the analogous Partners benefit plan prior to the effective time for purposes of eligibility, participation and vesting (but not for purpose of benefit accrual). The merger agreement provides that the foregoing service recognition will not apply (a) to the extent it would result in duplication of benefits for the same period of service, (b) for purposes of any defined benefit pension plan or (c) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.

Unless otherwise agreed to between LINK and Partners, Partners will terminate the Partners Bancorp 401(k) Plan and the Johnson Mortgage Company 401(k) Plan (the “Partners 401(k) Plans”) to be terminated effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing. Prior to the effective time, Partners will provide LINK with evidence that such plans have been terminated (the form and substance of which will be subject to reasonable review and comment by LINK). Partners continuing employees will be eligible to participate, effective as of the effective time, in a 401(k) plan sponsored or maintained by LINK or one of its subsidiaries. LINK and Partners will take any and all actions as may be required, including amendments to the Partners 401(k) Plans and/or the LINK 401(k) plan, to permit the Partners continuing employees to roll over their account balances, notes and similar instruments reflecting outstanding loan balances under the terminated plans, if any, thereunder into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by LINK or its subsidiaries (including LINKBANK).

Nothing in the merger agreement will confer upon any employee, officer, director or consultant of LINK or Partners or any of their subsidiaries or affiliates any right to continue in the employ or service of the surviving entity, Partners, LINK or any subsidiary or affiliate thereof, or will interfere with or restrict in any way the rights of the surviving entity, Partners, LINK or any subsidiary or affiliate thereof to discharge or terminate the services of any employee (including any continuing employee), officer, director or consultant of the surviving entity, Partners or LINK or any of their subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in the merger agreement will be deemed to (i) establish, amend, or modify any Partners benefit plan, LINK benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement or (ii) alter or limit the ability of the surviving entity or any of its subsidiaries or affiliates to amend, modify or terminate any particular Partners benefit plan, LINK benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement after the effective time. Without limiting the generality of the terms of the merger agreement, nothing in the merger agreement, express or implied, is intended to or will confer upon any person, including any current or former employee, officer, director or consultant of Partners, LINK or any of their subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement.

Director and Officer Indemnification and Insurance

The merger agreement provides that from and after the effective time, LINK, as the surviving entity in the merger, will indemnify and hold harmless all present and former directors and officers of Partners and its subsidiaries against, and will advance expenses as incurred to such persons in respect of, all costs and liabilities arising out of the fact that such person is or was a director or officer of Partners or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement or expenses as of the date of the merger agreement by Partners pursuant to the Partners articles of incorporation, bylaws, the governing or organizational documents of any Partners subsidiary or any indemnification agreements in existence as of the date of the merger agreement that have been disclosed to LINK or the MGCL; provided, that in the case of advancement of expenses, any such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires LINK, as the surviving entity in the merger, to maintain for a period of six (6) years after consummation of the merger Partners’ existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the consummation of the merger. However, LINK is not required to spend annually more than two hundred and fifty percent (250%) of the current annual premium paid as of the date of the merger agreement by Partners for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then LINK will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Partners, in consultation with, but only upon the consent of LINK, may (and at the request of LINK, Partners will use its reasonable best efforts to) obtain at or prior to the effective time a six (6)-year “tail” policy under Partners’ existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.

Name and Headquarters

The merger agreement and the LINK bylaws amendment each provide that the name of the surviving corporation and surviving bank will be LINKBANCORP, Inc. and LINKBANK, respectively, and that the headquarters of LINK and LINKBANK will remain located in Camp Hill, Pennsylvania.

Restructuring Efforts

The merger agreement provides that if Partners fails to obtain the required vote of Partners shareholders to approve the Partners merger proposal or if LINK fails to obtain the required vote of LINK shareholders to approve the LINK merger proposal or the LINK charter amendment proposal, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by the merger agreement (provided that neither party will have any obligation to alter or change any material terms, including the exchange ratio or the amount or kind of the consideration to be issued to holders of the capital stock of

Partners as provided for in the merger agreement, in a manner adverse to such party or its shareholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its respective shareholders for adoption or approval.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of LINK common stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover restrictions, shareholder litigation relating to the transactions contemplated by the merger agreement, the coordination of dividend declarations, the assumption by LINK of Partners’ indebtedness, public announcements with respect to the transactions contemplated by the merger agreement, and exemption from Section 16(b) insider trading liability.

Combined Company Governance

Boards of Directors and Committees of the Combined Company and the Combined Bank

The merger agreement or the LINK bylaws amendment, which will be made in connection with the merger and will be effective for a period of twenty-four (24) months following the effective time, provides for certain arrangements related to the boards of directors of LINK and LINKBANK after the merger that are described below. These arrangements can be amended or waived by the board of directors of LINK or LINKBANK by the affirmative vote of at least eighty percent (80%) of the entire board of directors of LINK or LINKBANK. The LINK bylaws amendment is set forth in Exhibit E to the merger agreement, which is attached as Annex A.

At the effective time of the merger, the number of directors that will comprise the full boards of directors of LINK and LINKBANK will be 22, of which (i) twelve will be directors of LINK immediately prior to the effective time and (ii) ten will be directors of Partners immediately prior to the effective time. In addition, all 22 directors will be appointed to the board of directors of the surviving corporation for terms to expire at LINK’s next annual meeting of shareholders and will be nominated to serve for two terms. For two years, any vacancies in LINK Continuing Directors will be generally filled by the remaining LINK Continuing Directors and any vacancies in Partners Continuing Directors will be generally filled by the remaining Partners Continuing Directors. The current Chairman of Partners will become the Vice Chairman of the surviving corporation and surviving bank upon completion of the merger and will become the Chairman of the surviving corporation and surviving bank in September 2024 (or such earlier date as of which the current Chairman ceases for any reason to serve as Chairman of the surviving corporation or surviving bank).

At the effective time, the surviving corporation will have, at least, the following committees: Audit Committee, Compensation Committee, Nominating & Corporate Governance Committee and Enterprise Risk Committee. Partners Continuing Directors will be appointed to the above committees based on an evaluation of their skills and interests and mutually agreed to by LINK and Partners.

At the effective time, the surviving bank will establish a Delmarva Regional Advisory Board and will appoint to it each non-employee director of TBOD who is not appointed to the surviving bank board of directors. Additionally, at the effective time, the surviving bank will establish a Virginia Regional Advisory Board and will appoint to it each non-employee director of VPB who is not appointed to the surviving bank board of directors.

Management of the Combined Company after the Merger

The merger agreement and the LINK bylaws amendment provide that at the effective time, the surviving corporation and the surviving bank will consist of the officers of LINK and LINKBANK, respectively, in office immediately prior to the effective time. In addition, at the effective time, the following individuals will be appointed to hold the positions at the surviving bank, and in each case, reporting to the Chief Executive Officer of the surviving bank, as set forth below:

•	John W. Breda, CEO, Delmarva Market

•	Adam G. Nalls, CEO, Virginia Market

•	David A. Talebian, President, Virginia Market

•	Wallace N. King, President, Fredericksburg Region

Meetings; Recommendation of LINK’s and Partners’ Boards of Directors

Each of LINK and Partners has agreed to call a meeting of its shareholders for the purpose of voting upon the approval of the merger agreement (in the case of the Partners shareholders) (the “requisite Partners vote”) and the approval of the merger agreement and the approval of the LINK charter amendment (in the case of the LINK shareholders) (the “requisite LINK vote”), and to use reasonable best efforts to cause the meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.

Each of LINK and Partners and their respective boards of directors has agreed to use its reasonable best efforts to obtain from Partners shareholders and LINK shareholders, respectively, the requisite Partners vote and the requisite LINK vote, including by communicating to Partners shareholders and LINK shareholders, as applicable, the LINK board recommendation that LINK shareholders approve the merger agreement and the LINK charter amendment (the “LINK board recommendation”) and the Partners board recommendation that Partners shareholders approve the merger agreement (the “Partners board recommendation”), as applicable. Each of LINK and Partners has agreed that each of LINK and Partners and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the LINK board recommendation, in the case of LINK, or the Partners board recommendation, in the case of Partners, (ii) fail to make the LINK board recommendation, in the case of LINK, or the Partners board recommendation, in the case of Partners, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in “—Agreement Not to Solicit Other Offers” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (a) recommend against any acquisition proposal or (b) reaffirm the LINK board recommendation, in the case of LINK, or the Partners board recommendation, in the case of Partners, in each case within ten (10) business days (or such fewer number of days as remains prior to the LINK shareholders meeting or the Partners shareholders meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).

However, subject to certain termination rights described in “—Termination of the Merger Agreement” below, if the LINK board of directors or the Partners board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the LINK board recommendation or the Partners board recommendation, as applicable, then, in the case of LINK, prior to the receipt of the requisite LINK vote, and in the case of Partners, prior to the receipt of the requisite Partners vote, such board of directors may submit the merger agreement to its shareholders without recommendation and may communicate the basis for its lack of a recommendation to its shareholders, as applicable, to the extent required by law, provided that (i) such action is taken in response to an acquisition proposal that is not withdrawn as of the time of taking such action and such acquisition proposal constitutes a superior proposal and did not result from a breach as described in “—Not to Solicit Other Offers” below and (ii) it gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, its basis for determining that such acquisition proposal constitutes a superior proposal, the latest material terms and conditions of, and the identity of the third party making any such acquisition proposal, or any amendment or modification thereof), (iii) during such three (3) business day period, the party taking such action has considered and negotiated with the other party in good faith (to the extent that such other party desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of merger agreement, and (iv) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the LINK board recommendation or the Partners board recommendation, as the case may be and such acquisition proposal continues to constitute a superior proposal. Any material amendment to any acquisition proposal will require a new notice period.

Subject to applicable law, LINK and Partners must adjourn or postpone the LINK shareholders meeting or the Partners shareholders meeting, as applicable, if there are insufficient shares of LINK common stock or Partners common stock, as the case may be, represented (either in attendance or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, LINK or Partners, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite LINK vote or the requisite Partners vote, and subject to the terms and conditions of the merger agreement, LINK or Partners, as applicable, will continue to use reasonable best efforts to solicit proxies from its shareholders, as applicable, provided, however, that neither LINK nor Partners will be required to adjourn or postpone the LINK shareholders meeting or the Partners shareholder meetings, as applicable, more than two (2) times. Notwithstanding any recommendation change by the LINK board of directors or the Partners board of directors, but subject to the obligation to adjourn or postpone such meetings as described in the immediately preceding sentence, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders and to submit the LINK merger proposal and the LINK charter amendment proposal (in the case of the LINK shareholders) and the Partners merger proposal (in the case of the Partners shareholders) to a vote of such shareholders.

Agreement Not to Solicit Other Offers

Each of LINK and Partners has agreed that it will, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Partners, in the case of LINK, or LINK, in the case of Partners, with respect to any acquisition proposal.

Each of LINK and Partners has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal (other than the parties to the merger agreement and their representatives) or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, with respect to LINK or Partners, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.

For purposes of the merger agreement, a “superior proposal” means with respect to LINK or Partners, as applicable, any unsolicited bona fide written offer or proposal made by a third party to consummate an acquisition proposal that LINK’s or Partners’ board of directors, as applicable, determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors) (x) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of LINK or Partners common stock or all, or substantially all, of the assets of LINK or Partners; (y) would result in a transaction that (i) involves consideration to the holders of the shares of LINK’s or Partners’ common stock that is, after accounting for payment of the termination fee that may be required hereunder, more favorable, from a financial point of view, than the consideration to be paid to the holders of shares of such party’s common stock pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated by the merger agreement, and which proposal is not conditioned upon obtaining financing and (ii) is, in light of the other terms of such proposal, more favorable to the shareholders of such party, as applicable than the merger and the other transactions contemplated by the merger agreement; and (z) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal.

However, in the event that after the date of the merger agreement and prior to the receipt of the requisite LINK vote, in the case of LINK, or the requisite Partners vote, in the case of Partners, a party receives an unsolicited bona fide written acquisition proposal that did not result from a breach of the merger agreement section related to acquisition proposals, it may, and may permit its subsidiaries and its and their subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal but only to the extent that, prior to doing so, the LINK or Partners board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that (A) such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal and (B) failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any confidential or nonpublic information, such party provided such information to the other party to the merger agreement and enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between LINK and Partners, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.

Each of LINK and Partners has also agreed to (i) promptly (and, in any event, within twenty-four (24) hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide Partners, in the case of LINK, or LINK, in the case of Partners, with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal in connection with such inquiry or acquisition proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal and (ii) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party and

(iii) within five (5) business days after the date of the merger agreement, request and confirm the return or destruction of any confidential information provided to any person (other than LINK and Partners and their representatives in their capacity as such) pursuant to any such agreement.

Conditions to Complete the Merger

LINK’s and Partners’ respective obligations to complete the merger are subject to the satisfaction or, where legally permissible, waiver, at or prior to the effective time, of the following conditions:

•	the requisite LINK vote and the requisite Partners vote having been obtained;

•	the authorization for listing on Nasdaq, subject to official notice of issuance, of the LINK common stock to be issued in the merger;

•

all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

•

the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

•

no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank mergers or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger, the bank mergers or any of the other transactions contemplated by the merger agreement;

•

the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•

the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect); and

•

receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Partners nor LINK can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to the consummation of the merger, whether before or after the receipt of the requisite LINK vote or the requisite Partners vote, in the following circumstances:

•	by mutual written consent of LINK and Partners;

•

by either LINK or Partners if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank mergers and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger or the bank mergers, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•

by either LINK or Partners if the merger has not been completed on or before February 22, 2024 (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•

by either LINK or Partners (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Partners, in the case of a termination by LINK, or on the part of LINK, in the case of a termination by Partners, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•

by Partners, if (i) LINK or the LINK board of directors has made a recommendation change or (ii) LINK or the LINK board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the LINK board of directors’ recommendation, see “The Merger Agreement— Meetings; Recommendation of LINK’s and Partners’ Boards of Directors” beginning on page [●] for additional information regarding the “recommendation change”;

•

by LINK, if (i) Partners or the Partners board of directors has made a recommendation change or (ii) Partners or the Partners board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Partners board recommendation, see “The Merger Agreement— Meetings; Recommendation of LINK’s and Partners’ Boards of Directors” beginning on page [●] for additional information regarding the “recommendation change”;

•

by LINK or Partners, following the LINK special meeting (including any adjournments or postponements thereof), if LINK (i) has not breached in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the LINK board recommendation and (ii) failed to obtain the requisite LINK vote at the LINK special meeting or at any adjournment or postponement thereof at which a vote on the adoption of merger agreement was taken; or

•

by LINK or Partners, following the Partners special meeting (including any adjournments or postponements thereof), if Partners (i) has not breached in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Partners board recommendation, and (ii) failed to obtain the requisite Partners vote at the Partners special meeting or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken.

Neither LINK nor Partners is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of LINK common stock or Partners common stock.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (i) neither Partners nor LINK will be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of the merger agreement and (ii) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses, the confidential treatment of information, public announcement and the termination fee described below.

Termination Fee

Partners will pay LINK a termination fee equal to $6,500,000 in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:

•

in the event that the merger agreement is terminated by LINK pursuant to the sixth bullet set forth under “—Termination of the Merger Agreement” above. In such case, the termination fee must be paid to LINK within two (2) business days of the date of termination.

•

in the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Partners board of directors or Partners’ senior management or has been made directly to the Partners shareholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Partners shareholders meeting) an acquisition proposal with respect to Partners, and (i) (a) thereafter the merger agreement is terminated by either LINK or Partners because the merger has not been completed prior to the termination date, and Partners has not obtained the requisite Partners vote but all other conditions to Partners’ obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by LINK based on a willful breach of the merger agreement by Partners that would constitute the failure of an applicable closing condition, and (ii) prior to the date that is twelve (12) months after the date of such termination, Partners enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to LINK on the earlier of the date Partners enters into such definitive agreement and the date of consummation of such transaction.

LINK will pay Partners the termination fee if the merger agreement is terminated in the following circumstances:

•

in the event that the merger agreement is terminated by Partners pursuant to the fifth bullet set forth under “—Termination of the Merger Agreement” above. In such case, the termination fee must be paid to Partners within two (2) business days of the date of termination.

•

in the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the LINK board of directors or LINK’s senior management or has been made directly to LINK shareholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the LINK shareholders meeting) an acquisition proposal with respect to LINK, and (i) (a) thereafter the merger agreement is terminated by either LINK or Partners because the merger has not been completed prior to the termination date, and LINK has not obtained the requisite LINK vote but all other conditions to LINK’s obligation to complete the merger had been satisfied or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by Partners based on a willful breach of the merger agreement by LINK that would constitute the failure of an applicable closing condition and (ii) prior to the date that is twelve (12) months after the date of such termination, LINK enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to Partners on the earlier of the date LINK enters into such definitive agreement and the date of consummation of such transaction.

The termination fee and any amounts payable by LINK and Partners in connection therewith, constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, will be the sole monetary remedy of the other party in the event of a termination of the merger agreement under specified circumstances.

Expenses and Fees

Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC or any other governmental entity in connection with the merger and the other transactions contemplated by the merger agreement will be borne equally by LINK and Partners.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite LINK vote or the requisite Partners vote, except that after the receipt of the requisite LINK vote or the requisite Partners vote, there may not be, without further approval of LINK shareholders or Partners shareholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.

At any time prior to the effective time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of LINK, in the case of Partners, or Partners, in the case of LINK, (ii) waive any inaccuracies in the representations and warranties of LINK, in the case of Partners, or Partners, in the case of LINK, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite LINK vote or the requisite Partners vote, there may not be, without further approval of LINK shareholders or Partners shareholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law.

Governing Law

The merger agreement is governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the Board of Directors of Partners shall be subject to the laws of the State of Maryland).

Specific Performance

LINK and Partners will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Partners common stock that exchange their shares of Partners common stock for the merger consideration. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. To the extent this section consists of statements as to matters of U.S. federal income tax law, this section constitutes the opinion of Luse Gorman, PC and Troutman Pepper Hamilton Sanders LLP.

This discussion addresses only those Partners shareholders that hold their shares of Partners common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a partnership, an S-corporation, or other pass-through entity, or an investor in a pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, commodities or currencies;

•	a trader in securities that elects a mark-to-market method of accounting;

•	a holder of Partners common stock that received Partners common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder;

•	a person that has a functional currency other than the U.S. dollar;

•	a real estate investment trust;

•	regulated investment companies;

•	a person required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

•	a holder who actually or constructively owns five percent or more of Partners common stock;

•	a holder of Partners common stock that holds Partners common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or

•	a United States expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of Partners or LINK.

You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Partners common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Partners common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Partners common stock should consult their own tax advisors.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to complete the merger that LINK receive an opinion from Luse Gorman, PC, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to complete the merger that Partners receive an opinion from Troutman Pepper Hamilton Sanders LLP, dated the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinions will be subject to customary qualifications and assumptions, including that the merger will be completed according to the terms of the merger agreement. These opinions will also be based on the assumption that the representations found in the representation letters of LINK and Partners, are, as of the effective time, true and complete without qualification and that the representation letters of LINK and Partners are executed by appropriate and authorized officers of LINK and Partners. Neither of the opinions described above will be binding on the IRS. LINK and Partners have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the merger could be adversely affected. Accordingly, each holder of Partners common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

As a “reorganization,” the material U.S. federal income tax consequences of the merger to U.S. holders of Partners common stock are set forth in the remainder of this discussion:

•

a holder who receives solely shares of LINK common stock (or receives LINK common stock and cash solely in lieu of a fractional share) in exchange for shares of Partners common stock generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of LINK common stock (as discussed below);

•

the aggregate tax basis of the LINK common stock received in the merger (including fractional share interests in LINK common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the Partners common stock for which it is exchanged; and

•

the holding period of LINK common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the Partners common stock for which it is exchanged.

If holders acquired different blocks of Partners common stock at different times and at different prices, a holder’s tax basis and holding period in LINK common stock may be determined with reference to each block of Partners common stock.

Cash Instead of a Fractional Share

A holder of Partners common stock who receives cash instead of a fractional share of LINK common stock will be treated as having received the fractional share of LINK common stock pursuant to the merger and then as having sold that fractional share for cash. As a result, generally such a holder will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of LINK common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for the shares (including the holding period of Partners common stock surrendered therefor) is greater than one (1) year. In general, long-term capital gains for non-corporate taxpayers may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding

Payments of cash to a non-corporate holder of Partners common stock in connection with the merger may be subject to information reporting and backup withholding (currently at a rate of twenty-four percent (24%)). A holder of Partners common stock generally will not be subject to backup withholding, however, if the holder:

•

furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS form W-9 (or an applicable substitute or successor form) included in the election form/letter of transmittal the holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof of an applicable exemption from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular tax circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, ASC 805, “Business Combinations”, giving effect to LINK’s proposed acquisition of Partners. Under this method, Partners assets and liabilities as of the date of the acquisition will be recorded at their respective fair values and added to those of LINK. Any difference between the purchase price for Partners and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. The goodwill resulting from the acquisition will not be amortized to expense, but instead will be reviewed for impairment at least annually. Any core deposit intangible and other intangible assets with estimated useful lives to be recorded by LINK in connection with the acquisition will be amortized to expense over their estimated useful lives. The financial statements of LINK issued after the acquisition will reflect the results attributable to the acquired operations of Partners beginning on the date of completion of the acquisition.

The following unaudited pro forma condensed combined financial information and accompanying notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of LINK and accompanying notes included in LINK’s Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated by reference into this joint proxy statement/prospectus, and (ii) the audited consolidated financial statements of Partners and accompanying notes included in Partners’ Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is provided for illustrative information purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed financial statements have been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Information, which requires the depiction of the accounting for the transaction, which we refer to as transaction accounting adjustments. Regulation S-X also allows for management adjustments that could include presentation of the reasonably estimable cost savings and revenue enhancements and other transaction effects that have occurred or are reasonably expected to occur. LINK has elected to present certain management adjustments which include a LINK common equity issuance of $10.0 million which was consummated on February 21, 2023, a planned post-closing sale of certain loans and deposits and related assets and operations and a one-time LINK January 1, 2023, CECL transition allowance for credit losses adjustment of $5.9 million pre-tax or $4.8 million after tax related to Accounting Standards Update ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” (collectively referred to as “ASC 326” or “CECL”) in the following unaudited pro forma condensed combined financial information. Please note the unaudited pro forma condensed combined financial information does not include management adjustments for any potential effects of changes in market conditions, revenue enhancements, or expense efficiencies, among other factors.

The following unaudited pro forma combined consolidated balance sheet as of December 31, 2022, combines the historical financial statements of LINK and Partners. The unaudited pro forma consolidated financial statements give effect to the proposed acquisition as if the acquisition occurred on December 31, 2022, with respect to the balance sheet, and at the beginning of the period for the year ended December 31, 2022, with respect to the statement of operations for the year. Certain reclassification adjustments have been made to Partners’ financial statements to conform to LINK’s financial statement presentation.

The unaudited pro forma condensed consolidated financial statements were prepared with LINK as the accounting acquirer and Partners as the accounting acquiree under the acquisition method of accounting. Accordingly, the consideration paid by LINK to complete the acquisition of Partners will be allocated to Partners’ assets and liabilities based upon their estimated fair values as of the date of completion of the acquisition. The allocation is dependent upon certain valuations and other studies that have not been finalized at this time; however, preliminary significant valuations based on the fair value of the acquired assets and liabilities have been estimated and included in the unaudited condensed pro forma financial statements.

The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Partners’ tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact LINK’s consolidated income statement due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Partners shareholders’ equity, including results of operations from December 31, 2022, through the date the merger is completed will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the transaction accounting adjustments presented herein. The total estimated purchase price for the purpose of this pro forma financial information is $169.1 million based on LINK’s price of $8.08 per share based on 10-day volume-weighted average price of $8.08 as of February 21, 2023.

The pro forma income statement and per share data information does not include anticipated cost savings or revenue enhancements, nor does it include one-time merger-related expenses which will be expensed against income. Partners and LINK are currently in the process of assessing the two companies’ personnel, benefits plans, premises, equipment, computer systems and service contracts to determine where the companies may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve canceling contracts between either Partners or LINK and certain service providers. There is no assurance that the anticipated cost savings will be realized on the anticipated time schedule or at all.

The pro forma combined basic and diluted earnings per share of LINK common stock is based on the pro forma combined net income per common share for Partners and LINK divided by the pro forma basic or diluted common shares of the combined entities. The pro forma information includes adjustments related to the fair value of assets and liabilities of Partners and is subject to adjustment as additional information becomes available and as final merger date analyses are performed. The pro forma combined balance sheet and book value per share data does include the impact of merger related expenses on the balance sheet with Partners’ after-tax charges currently estimated at $13.1 million, illustrated as an adjustment to accrued other liabilities, and LINK’s after-tax estimated charges of $5.7 million, illustrated as an adjustment to retained earnings and to accrued other liabilities. The pro forma combined book value per share of LINK common stock is based on the pro forma combined common stockholders’ equity of Partners and LINK divided by total pro forma common shares of the combined entities.

The unaudited pro forma data are qualified by the statements set forth under this caption and should not be considered indicative of the market value of LINK common stock or the actual or future results of operations of LINK for any period. Actual results may be materially different than the pro forma information presented.

Unaudited Combined Pro Forma Balance Sheets as of December 31, 2022

($ In Thousands)

	LINKBANCORP, Inc.	Partners Bancorp, Inc.	Transaction Accounting Adjustments		LINKBANCORP, Inc. Pro Forma Combined before Management Adjustments	Management Adjustments		LINKBANCORP, Inc. Pro Forma Combined after Management Adjustments
Assets:
Noninterest-bearing cash equivalents	$4,209	$14,678	$—		$18,887	$7,738	(13)	$26,625
Interest-bearing deposits with other institutions	25,802	103,922	—		129,724	10,000	(12)	139,724
Federal funds sold	—	22,990	—		22,990	—		22,990

Cash and cash equivalents	30,011	141,590	—		171,601	17,738		189,339
Certificates of deposit with other banks	5,623	—	—		5,623	—		5,623
Securities available for sale, at fair value	78,813	133,657	—	(3)	212,470	(6,604)	(13)	205,866
Securities held to maturity	31,822	—	—		31,822	—		31,822
Loans held for sale	—	1,314	—		1,314	—		1,314
Loans and leases	927,871	1,232,866	(34,324)	(4)	2,126,413	(124,043)	(13)	2,002,370
Less: allowance for credit losses	(4,666)	(14,315)	(299)	(5)	(19,280)	(4,461)	(13)(14)	(23,741)

Net loans and leases	923,205	1,218,551	(34,623)		2,107,133	(119,582)		2,026,111
Investments in restricted bank stock	3,377	6,512	—		9,889	—		9,889
Premises and equipment, net	6,743	14,857	—	(6)	21,600	—		21,600
Bank-owned life insurance	19,244	18,706	—		37,950	—		37,950
Goodwill	35,355	9,582	35,670	(1)	80,607	—		80,607
Other intangible assets, net	1,539	1,540	25,510	(7)	28,589	—		28,589
Deferred tax asset, net	5,619	7,864	—		13,483	1,133	(14)	14,616
Accrued interest receivable and other assets	22,303	20,439	4,379	(8)	47,121	(1,608)	(13)	45,513

Total assets	$1,163,654	$1,574,612	$30,936		$2,769,202	$(117,845)		$2,651,357

Liabilities:
Deposits:
Demand, noninterest bearing	$192,773	$528,770	$—		$721,543	$—		$721,543
Interest bearing	753,999	810,835	(5,776)	(9)	1,559,058	(132,305)	(13)	1,426,753

Total deposits	946,772	1,339,605	(5,776)		2,280,601	(132,305)		2,148,296
Other borrowings	20,938	61,800	(310)	(10)	82,428	—		82,428
Subordinated debt, net	40,484	22,215	(1,166)	(10)	61,533	—		61,533
Accrued interest payable and other liabilities	16,907	11,663	18,801	(11)	47,371	2,344	(13)	49,715

Total liabilities	1,025,101	1,435,283	11,549		2,471,933	(129,961)		2,341,972

Shareholders’ equity:
Common stock	149	180	29	(1)(2)	358	13	(12)	371
Surplus	117,709	88,669	79,535	(1)(2)	285,913	9,987	(12)	295,900
Retained earnings	27,100	62,854	(73,258)	(2)(5)(11)	16,696	2,116	(13)(14)	18,812
Noncontrolling interest in consolidated subsidiaries	—	707	—		707	—		707
Accumulated other comprehensive (loss) income	(6,405)	(13,081)	13,081	(2)	(6,405)	—		(6,405)

Total shareholders’ equity	138,553	139,329	19,387		297,269	12,116		309,385

Total liabilities and shareholders’ equity	$1,163,654	$1,574,612	$30,936		$2,769,202	$(117,845)		$2,651,357

Per Share Data
Shares Outstanding	14,939,640	17,973,724	2,927,095	(1)	35,840,459	1,282,052	(12)	37,122,511
Book Value Per Share	$9.27	$7.75			$8.29			$8.33

Unaudited Pro Forma Combined Income Statement for twelve months ended December 31, 2022

($ In Thousands, Except Per Share Data)

	LINKBANCORP, Inc.	Partners Bancorp, Inc.	Transaction Accounting Adjustments		LINKBANCORP, Inc. Pro Forma Combined before Management Adjustments		Management Adjustments		LINKBANCORP, Inc. Pro Forma Combined after Management Adjustments
Interest and Dividend Income
Loans receivable, including fees	$36,396	$55,570	$10,570	(4)	$102,536		$(152)	(13)	$102,384
Investment securities	3,335	2,917	2,555	(3)	8,807		—		8,807
Interest bearing deposits and other	533	3,380	—		3,913		—		3,913
Federal funds sold and other	—	793	—		793		(5,431)	(13)	(4,638)

Total interest and dividend income	40,264	62,660	13,125		116,049		(5,583)		110,466

Interest Expense
Deposits	5,337	4,654	2,891	(9)	12,882		(1,058)	(13)	11,824
Other borrowings	441	613	218	(10)	1,272		—		1,272
Subordinated debentures	1,501	1,397	300	(10)	3,198		—		3,198

Total interest expense	7,279	6,664	3,409		17,352		(1,058)		16,294

Net interest income	32,985	55,996	9,716		98,697		(4,525)		94,172
Provision for loan losses	1,290	1,348	—		2,638		(186)	(13)	2,452

Net interest income after provision for loan losses	31,695	54,648	9,716		96,059		(4,339)		91,720

Non-Interest Income
Service charges on deposit accounts	832	989	—		1,821		(356)	(13)	1,465
Bank-owned life insurance	497	452	—		949		—		949
Net realized gains (loss) on the sales of debt securities, available for sale	13	(5)	—		753		—		753
Gain on sale of loans	753	—	—		(18)		—		(18)
Other	862	3,765	—		4,653		—		4,653

Total non-interest income	2,957	5,201	—		8,158		(356)		7,802

Non-Interest Expense
Salaries and employee benefits	16,224	22,454	—		38,678		(1,058)	(13)	37,620
Occupancy	2,119	3,839	—	(6)	5,958		(1,228)	(13)	4,730
Equipment and data processing	3,047	5,920	—		8,967		—		8,967
Professional fees	1,236	1,534	—		2,770		—		2,770
FDIC insurance	640	927	—		1,567		—		1,567
Bank shares tax	786	—	—		786		—		786
Merger & system conversion related expenses	973	1,400	(2,373)	(11)	—		—		—
Other	2,807	5,776	4,919	(7)	13,502		(463)	(13)	13,039

Total non-interest expense	27,832	41,850	2,546		72,228		(2,749)		69,479

Income Before Income Taxes	6,820	17,999	7,170		31,989		(1,946)		30,043
Income tax expense	1,222	4,512	1,561	(8)(11)	7,295		(486)	(13)	6,809

Net Income	5,598	13,487	5,609		24,694		(1,460)		23,234
Net Loss Attributable to Noncontrolling Interest	—	128	—		128		—		128

Net Income Available to LINKBANCORP	$5,598	$13,615	$5,609		$24,822		$(1,460)		$23,362

Net Income Available to LINKBANCORP	$5,598	$13,615	$5,609		$24,822		$(1,460)		$23,362
Components of other comprehensive loss:
Unrealized loss on available-for-sale securities, net of tax	(8,173)	(13,400)	13,400		(8,173)		—		(8,173)
Securities gains realized in net income, net of tax	(10)	4	(4)		(10)		—		(10)

Comprehensive Income Available to LINKBANCORP	$(2,585)	$219	$19,005		$16,639		$(1,460)		$15,179

Basic earnings per common share	$0.49	$0.76			$0.77	(1)			$0.70
Diluted earnings per common share	$0.49	$0.76			$0.77	(1)			$0.70
Cash dividends per common share	$0.30	$0.12			$0.30				$0.30
Basic weighted average common shares outstanding	11,310,386	17,961,000	2,939,819		32,211,205		1,282,052	(12)	33,493,257
Diluted weighted average common shares outstanding	11,310,386	17,993,000	2,939,819		32,243,205		1,282,052	(12)	33,525,257

Unaudited Pro Forma Per Share Data

For The Twelve Months Ended December 31, 2022

($ in Thousands, Except Per Share Data)

	LINKBANCORP, Inc.	Partners Bancorp, Inc.	Pro Forma Combined	Pro Forma Equivalent Partners Share (A)
For The Twelve Months Ended December 31, 2022:
Earnings per share
Net income per share (Basic)	$0.49	$0.76	$0.70	$0.80
Net income per share (Diluted)	$0.49	$0.76	$0.70	$0.80
Cash Dividends Per Share	$0.30	$0.12	$0.30	$0.35
Book Value per common share as of December 31, 2022	$9.27	$7.75	$8.33	$9.58

(A)	Pro forma equivalent Partners per share amount is calculated by multiplying the pro forma combined per share amount by the exchange ratio of 1.150 in accordance with the merger agreement.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Transaction Accounting Adjustments

(1)

At the effective time of the merger, each share of common stock, par value $0.01 per share, of Partners common stock outstanding immediately prior to the effective time, other than certain shares held by Partners or LINK, will be converted into the right to receive 1.150 of shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of LINK common stock. Holders of Partners common stock will receive cash in lieu of fractional shares. The merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code. Under the merger agreement, each option to purchase shares of Partners common stock under the Partners Bancorp 2021 Incentive Stock Plan, Virginia Partners Bank 2015 Incentive Stock Option Plan, Delmar Bancorp 2014 Stock Plan, Virginia Partners Bank 2008 Incentive Stock Option Plan, Liberty Bell Bank 2004 Incentive Stock Option Plan and Liberty Bell Bank 2004 Non-Qualified Stock Option Plan (the “Partners Stock Plans”) outstanding immediately prior to the effective time will be converted into an option to purchase a certain number of shares of LINK common stock and (ii) each outstanding share of Partners common stock subject to a restricted stock award under the Partners Stock Plans prior to the date of the merger agreement, whether vested or unvested, will be cancelled and converted automatically into the right to receive the merger consideration. An additional element of purchase price would be the inclusion of estimated 200,902 shares of Partners common stock underlying restricted stock awards to be granted prior to closing, agreed to by LINK in connection with the merger.

The total estimated purchase price for the purpose of this pro forma financial information is $169.1 million based on a LINK’s price of $8.08 per share was based on a 10-day volume-weighted average price of $8.08 as of February 21, 2023. The following is a summary of the fair value of assets acquired and liabilities assumed resulting in goodwill. Goodwill is created when the purchase price consideration exceeds the fair value of the net assets acquired or a bargain purchase gain results when the current fair value of the net assets acquired exceeds the purchase price consideration. For purposes of this analysis as of December 31, 2022, goodwill of $45.3 million results from the transaction; however, the final purchase accounting analysis will be performed as of the merger date and amounts therein are subject to change based on operations subsequent to December 31, 2022, as additional information becomes available and as additional analyses are performed.

(dollars in thousands, except per share data)
Purchase price
Common shares of Partners Bancorp, Inc.	17,973,724
Estimated shares of Partners Common Stock related to underlying restricted stock awards to be granted prior to closing	200,902

Total shares of Virginia Partners Bank	18,174,626
Exchange ratio	1.1500
LINKBANCORP, Inc. shares to be issued	$20,900,819
Price per share of LINKBANCORP, Inc. common stock is based on 10-day volume-weighted average price of $8.08 as of February 21, 2023 (date of the merger adjustment).	$8.08

Purchase price consideration for common stock	$168,879

Fair value assigned to Partners Bancorp, Inc. stock options rolled over	$241

Total purchase price consideration	$169,120

	Partners Bancorp, Inc. Book Value 12/31/2022	Fair Value Adjustments		Partners Bancorp, Inc. Fair Value 12/31/2022
Total purchase price consideration				$169,120
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	$118,600	$—		$118,600
Federal funds sold	22,990	—		22,990
Securities, available for sale	133,657	—	(3)	133,657
Loans held for sale	1,314	—		1,314
Loans gross	1,232,866	(34,324)	(4)	1,198,542
Allowance for credit losses	(14,315)	7,008	(5)	(7,307)

Loans, net of allowance	1,218,551	(27,316)		1,191,235
Restricted stock	6,512	—		6,512
Premises and equipment	14,857	—	(6)	14,857
Accrued interest receivable	4,566	—		4,566
Core deposit intangibles	1,540	25,510	(7)	27,050
Deferred tax asset	7,864	1,796	(8)	9,660
Other assets	34,579	—		34,579

Total identifiable assets acquired	1,565,030	(10)		1,565,020
Deposits	1,339,605	(5,776)	(9)	1,333,829
Borrowings	61,800	(310)	(10)	61,490
Subordinated debt	22,215	(1,166)	(10)	21,049
Accrued interest payable	267	—		267
Other liabilities	11,396	13,121	(11)	24,517

Total liabilities assumed	1,435,283	5,869		1,441,152

Total identifiable net assets	$129,747	$(5,879)		123,868

Goodwill				$45,252

The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 15% increase and 15% decrease in the price per share of LINK’s common stock from the December 31, 2022, baseline with its impact on the pro forma goodwill.

(dollars in thousands except per share data)	12/31/2022	15% Increase	15% Decrease
Shares of Partners	18,174,626	18,174,626	18,174,626
Exchange ratio	1.150	1.150	1.150

LINKBANCORP shares to be issued	20,900,819	20,900,819	20,900,819
Price per share of LINKBANCORP common stock	$8.08	$9.29	$6.87

Pro forma consideration for common stock	$168,878,621	$194,210,414	$143,546,828

Total pro forma purchase price consideration	$168,878,621	$194,210,414	$143,546,828

Pro forma goodwill	$45,252,000	$70,583,793	$19,920,207

(2)

Balance sheet adjustments to reflect the reversal of Partners’ historical equity accounts to additional paid in capital (“APIC”) and record the purchase price consideration for common stock. The following tables summarize the transaction accounting adjustments for the equity accounts.

		Balance Sheet
		12/31/2022
Transaction accounting adjustment for common stock
Reversal of Partners’ common stock		$(180)
Number of LINKBANCORP Shares issued	20,900,819
Par value of LINKBANCORP common stock	$0.01
Par value of LINKBANCORP shares issued for merger		209

Total transaction accounting adjustment for common stock		$29

		Balance Sheet
		12/31/2022
Transaction accounting adjustment for APIC
Reversal of Partners Bancorp’s common stock to APIC		$180
Reversal of Partners Bancorp’s retained earnings to APIC		62,854
Reversal of Partners Bancorp’s accumulated other comprehensive loss to APIC		(13,081)
Shares of Partners Bancorp	18,174,626
Exchange ratio	1.1500
Number of LINKBANCORP Shares issued	20,900,819
Value assigned to LINKBANCORP common shares	$8.08

Purchase price consideration for common stock	168,879
Partners Bancorp, Inc. stock options outstanding	88,467
Black sholes fair value of options	2.37
Fair value assigned to Partners Bancorp, Inc. stock options rolled over	241

Total purchase price	169,120
Less: par value of LINKBANCORP common stock	209

APIC adjustment for LINKBANCORP shares issued	168,911
Less: Partners Equity	(139,329)

Net adjustment to APIC for stock consideration		29,582

Total transaction accounting adjustment for APIC		$79,535

Balance Sheet
12/31/2022
Transaction accounting adjustment for retained earnings
Reversal of Partners Bancorp’s retained earnings	$(62,854)
LINKBANCORP merger costs	(4,631)
Provision for loan losses for Non-PCD loans	(5,773)

Total transaction accounting adjustment for retained earnings	$(73,258)

Balance Sheet
12/31/2022
Transaction accounting adjustment for accumulated other comprehensive loss
Reversal of Partners Bancorps’s accumulated other comprehensive loss	$13,081

Total transaction accounting adjustment for accumulated other comprehensive loss	$13,081

(3)

Securities available-for-sale were recorded at fair value at December 31, 2022, therefore no balance sheet adjustment is necessary. Income statement adjustment includes prospective reclassification of existing available-for-sale securities fair value adjustment of $17.0 million to an amortizing discount which will be amortized into income based on the expected life of securities.

	Balance Sheet	Income Statement
	12/31/2022	12/31/2022
Securities available for sale	$—	$2,555

Total investment securities	$—	$2,555

(4)

Balance sheet adjustment to reflect the fair value discount for acquired PCD and non-PCD loans of $41.6 million of which $34.3 million is assigned to loans and $7.3 million is assigned to the allowance for credit losses (recorded to ACL in footnote 5). The accruing loan fair value adjustments will be substantially recognized over the expected life of the loans.

	Balance Sheet	Income Statement
	12/31/2022	12/31/2022
Fair value adjustments on loans acquired
Non-PCD loans interest rate fair value	$(29,689)	$8,483
Non-PCD loans general credit fair value	(7,307)	2,088
Reversal of existing deferred fees and costs	924	—
Reversal of existing loan discounts and premiums	1,748	—

Total fair value adjustment assigned to loans	(34,324)	10,570

Fair value of PCD loans assigned to allowance for credit losses	(7,307)	—

Total fair value of PCD loans assigned to allowance for credit losses	(7,307)	—

Total loan fair value adjustment	$(41,631)	$10,570

(5)

Balance sheet adjustment for the reversal of Partners’ existing allowance for credit losses of $14.3 million. Balance sheet adjustment of $7.3 million of PCD loan fair value assigned to the allowance for credit losses. Balance sheet and equity adjustment for the CECL allowance for credit losses of $7.3 million for acquired non-PCD loans (known as the “CECL Credit Double Count”). The pro forma income statement does not include a one-time provision expense of $7.3 million related to CECL allowance for credit losses for non-PCD loans as it is shown as a direct equity adjustment.

	Balance Sheet	Income Statement
	12/31/2022	12/31/2022
Allowance for credit losses
Reversal of existing allowance for credit losses	$14,315	$—
CECL ACL for Non-PCD loans (“CECL Credit Double Count”)	(7,307)	—
Fair value of PCD loans assigned to ACL	(7,307)	—

Total adjustments to allowance for credit losses	$(299)	$—

(6)	The fair value of premises and equipment was assumed to be equal to book value. No fair value adjustment required.

(7)

Balance sheet adjustment to intangible assets to reflect the reversal of existing core deposit intangible of $1.5 million and to record the fair value of $27.1 million for acquired core deposit intangible asset and the related amortization adjustment based upon an expected life of 10 years.

	Balance Sheet	Income Statement
	12/31/2022	12/31/2022
Core deposit intangible asset
Reversal of existing core deposit intangible	$(1,540)	$—
Core deposit intangible asset	27,050	(4,919)

Total core deposit intangible asset	$25,510	$(4,919)

(8)

Balance sheet adjustment to reflect the net deferred tax asset, at a rate of 21.0%, related to fair value adjustments and tax benefits related to one-time merger charges and related income statement adjustments to pro forma adjustments using an effective tax rate of 21.0% for book income tax expense.

	Balance Sheet	Income Statement
	12/31/2022	12/31/2022
Tax impact
Fair value adjustments	$1,796	$(1,007)
LINKBANCORP merger costs	1,049	—
Allowance for credit losses for Non-PCD loans	1,534	—
Reversal of merger related expenses	—	(554)

Total tax impact	$4,379	$(1,561)

(9)

Balance sheet and income statement adjustment to reflect the fair values of certain interest-bearing time deposit liabilities based on current interest rates for similar instruments. The adjustment will be recognized using an amortization method based upon the maturities of the deposit liabilities.

	Balance Sheet	Income Statement
	12/31/2022	12/31/2022
Certificates of deposit
Reversal of existing certificates of deposit discounts	$5	$—
Certificates of deposit	(5,781)	(2,891)

Total certificates of deposits	$(5,776)	$(2,891)

(10)

Balance sheet adjustment related to various pro forma adjustments including the payment of merger costs, benefits of cost savings and corresponding income statement adjustments related to the net funding cost for interest expense impact assumed at a rate of 4.74% (FHLB Boston 2 Year Advance Rate as of 12/31/2022).

	Balance Sheet	Income Statement
	12/31/2022	12/31/2022
Borrowings
Borrowings fair value	$(326)	$(82)
Reversal of existing borrowings discounts	16	—
Future cumulative balance sheet changes from pro forma adjustments	—	(136)

Total borrowings	$(310)	$(218)

Balance sheet adjustment to reflect the reversal of debt issuance cost of $335 thousand and the fair value of $1.5 million for subordinated debt. This adjustment will be recognized using an amortization method over the life of the subordinated debt.

	Balance Sheet	Income Statement
	12/31/2022	12/31/2022
Subordinated debt
Subordinated debt fair value	$(1,501)	$(300)
Reversal of existing debt issuance cost	335	—

Total Subordinated debt	$(1,166)	$(300)

(11)

Balance sheet adjustment to reflect the accrual of one-time merger-related charges for LINK and Partners: (a) Partners pre-tax charges are estimated at $13.1 million ($10.2 million after-tax) and are included as a pro forma fair value liability accrual, and (b) LINK pre-tax charges are estimated at $5.7 million ($4.5 million after-tax) and are included as a pro forma liability accrual with the after-tax cost as reduction to retained earnings. It is noted that a tax benefit was not taken for certain merger obligations and costs that were not considered to be tax deductible. The pro forma income statement does not include merger-related expenses related to this transaction which will be expensed against income when incurred. Additionally, an income statement adjustment was made to exclude one-time merger and system related expenses that were incurred in 2022 for both LINK and Partners, LINK expenses were $973 thousand pre-tax or $769 thousand after tax and Partners were $1.4 million pre-tax and $1.1 million after tax.

MANAGEMENT ADJUSTMENTS:

(12)

Balance sheet adjustment to reflect the issuance of 1,282,052 shares of LINK common stock, par value $0.01 per share, at a price of $7.80 per share on February 21, 2023, in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D of the rules and regulations promulgated thereunder, in contemplation of entering into the merger agreement. The offering resulted in gross proceeds of $10.0 million. There were no underwriting discounts or commissions.

(13)

Balance sheet and income statement adjustments to reflect the planned post-closing sale of up to $132.5 million of deposits, $124.0 million of loans and sale of investment securities of $6.6 million related to settling the transaction, together with related assets and operations. The gain on the sale of $7.9 million pre-tax (assumes a 6% deposit premium), $6.0 million after tax, as well as the release of the allowance for credit losses of $1.4 million pre-tax, $1.1 million after tax, are included as an increase in retained earnings. The pro forma income statement does not include the one-time gain on the sale as well as the release of the allowance for credit losses associated with the loans. Such transaction is subject to changes in market conditions in the banking industry and regulatory approval.

(14)

Balance sheet adjustment to reflect a one-time LINK January 1, 2023, CECL transition allowance for credit losses adjustment of $5.9 million pre-tax or $4.8 million after tax and a reduction to retained earnings. The pro forma income statement does not include this CECL transition allowance adjustment as it is reflected as a direct reduction of retained earnings of $4.8 million.

DESCRIPTION OF LINK CAPITAL STOCK

As a result of the merger, Partners shareholders who receive shares of LINK common stock in the merger will become LINK shareholders. Your rights as LINK shareholders will be governed by Pennsylvania law, the LINK articles of incorporation and the LINK bylaws. The following description of the material terms of LINK’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon consummation of the merger. We urge you to read the applicable provisions of Pennsylvania law, the LINK articles of incorporation and the LINK bylaws and federal law governing bank holding companies carefully and in their entirety.

General

As of the date of this joint proxy statement/prospectus, LINK has 30,000,000 shares of authorized capital stock, consisting of 25,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, no par value per share. If approved by shareholders, LINK will increase its authorized shares to 55,000,000, 50,000,000 of which will be common shares. Within the limits of applicable law and the listing rules of Nasdaq, these shares are available to be issued, without prior shareholder approval, in classes. As of the record date for the LINK special meeting, there were [            ] shares of LINK common stock and no shares of LINK preferred stock issued and outstanding and [            ] shares of LINK common stock reserved for issuance under various stock-based equity plans and for warrants. All outstanding shares of LINK capital stock are duly authorized, fully paid, validly issued and non-assessable.

Common Stock

Dividends. Holders of shares of LINK common stock are entitled to receive dividends when and as declared by the LINK board of directors out of funds legally available therefore. LINK’s ability to pay dividends is dependent on its earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

Voting Rights. The holders of our common stock have exclusive voting rights in LINK. They elect LINK’s board of directors and act on other matters as are required to be presented to them under Pennsylvania law or as are otherwise presented to them by the board of directors. Generally, each holder of LINK common stock is entitled to one vote per share and does not have any right to cumulate votes in the LINK election of directors.

Liquidation or Dissolution. In the unlikely event of liquidation, dissolution or winding up of LINK, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of LINK available for distribution.

Preemptive Rights. Holders of the common stock of LINK will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Listing. LINK common stock is listed on Nasdaq under the symbol “LNKB.” The transfer agent for LINK common stock is American Stock Transfer & Trust Company LLC.

For more information regarding the rights of LINK shareholders, please see the description captioned “Comparison of the Rights of LINK Shareholders and Partners Shareholders,” beginning on page [●].

Restrictions on Acquisition of LINKBANCORP, Inc.

The following discussion is a general summary of the material provisions of Pennsylvania law, our Articles of Incorporation and Bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.

Pennsylvania Law and LINK’s Articles of Incorporation and Bylaws

Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future private or public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of LINK by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of LINK’s management.

No Cumulative Voting. The LINK charter does not provide for cumulative voting for the election of directors.

Shareholder Nominations and Proposals. The LINK bylaws provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of shareholders must submit written notice to LINK at least 90 days and not more than 120 days prior to the anniversary date of the previous year’s annual meeting.

Special Meetings of Shareholders. For a special shareholders’ meeting to be called by shareholders, Pennsylvania law requires the request of holders of at least 20% of the outstanding shares of LINK’s common stock entitled to vote at a meeting to call a special shareholders’ meeting. Special meetings of shareholders may be called at any time by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or a majority of the Board of Directors.

Removing Directors from Office. The LINK bylaws provide that directors may be removed for cause by the affirmative vote of the holders of at least a majority of the votes cast of LINK’s common stock entitled to vote generally in the election of directors.

Bylaw Amendments. The LINK bylaws require that any shareholder amendments to the LINK bylaws be approved by the affirmative vote of the holders of two-thirds of the issued and outstanding shares of LINK entitled to vote at such meeting. The board of directors of LINK may also make, amend, or repeal the LINK bylaws at any regular or special meeting of the Board of Directors at which a quorum is present, by a majority vote of the members attending, except with respect to any provision that the LINK charter, the LINK bylaws, or the PBCL requires action by the shareholders and is subject to the power of the shareholders to change such action.

Approval of Certain Transactions. Under the LINK charter, any merger, consolidation, liquidation or dissolution of LINK, or any action that would result in the sale or disposition of all or substantially all of LINK’s assets, is subject to a heightened shareholder vote standard, requiring the affirmative vote of the holders of at least 75% of the outstanding shares of common stock of LINK, unless two-thirds of LINK’s board of directors has previously approved the transaction; in which case the transaction shall require only such affirmative vote as is required by any other provisions of LINK’s charter or any other provision of law. Additionally, the provision in the LINK charter that sets forth this requirement may not be amended unless the amendment is approved by 75% of the outstanding shares of the common stock of LINK.

Change in Control Law and Regulations. Under the Change in Bank Control Act, a federal law, no person may acquire control of an FDIC-insured bank or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a bank without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as is the case with LINK, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934. Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

COMPARISON OF THE RIGHTS OF LINK SHAREHOLDERS AND PARTNERS SHAREHOLDERS

If the merger is completed, Partners shareholders will receive shares of LINK common stock in the merger, and they will cease to be Partners shareholders.

Partners is organized under the laws of the State of Maryland. LINK is organized under the laws of the Commonwealth of Pennsylvania. The following is a summary of certain material differences between (i) the current rights of Partners shareholders under the Partners articles of incorporation and Partners bylaws and Maryland law and (ii) the current rights of LINK shareholders under the LINK charter and LINK bylaws and Pennsylvania law.

The following summary is not a complete statement of the rights of shareholders of the two (2) companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Partners’ and LINK’s governing documents, which we urge you to read carefully and in their entirety. Copies of Partners’ and LINK’s governing documents have been filed with the SEC. See “Where You Can Find More Information” beginning on page [●].

	Partners	LINK
Authorized Capital Stock

Partners’ articles of incorporation authorize it to issue up to (i) 39,990,549 shares of common stock, par value $0.01 per share, (ii) 9,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and (iii) 451 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B. As of the record date, there were (x) [            ] shares of Partners common stock issued and outstanding and no shares of preferred stock outstanding.

Partners’ articles of incorporation authorize the board of directors to classify or reclassify any unissued shares of capital stock into a class or classes of preferred stock, preference stock, special stock or other stock and that shares and to divide and classify shares of any class into one or more series of such class.

LINK’s charter authorizes it to issue up to 30,000,000 shares of capital stock, consisting of 25,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, no par value. If approved by shareholders, LINK will increase its authorized shares to 55,000,000, 50,000,000 of which will be common shares. As of [            ], there were [        ] shares of LINK common stock issued and outstanding and no shares of preferred stock outstanding.

LINK’s charter provides that preferred stock may be issued from time to time by the Board of Directors of LINK in one or more series with the designations, relative rights, preferences and limitations of the preferred stock, and particularly of the shares of each series thereof, may, to the extent permitted by law, be similar to or may differ from those of any other series.

Voting	Partners shareholders entitled to vote on a matter are entitled to one (1) vote per share. Partners shareholders do not have cumulative voting rights in the election of directors.	LINK shareholders entitled to vote on a matter are entitled to one (1) vote per share. LINK shareholders do not have cumulative voting rights in the election of directors.

	Partners	LINK

Size of Board of Directors	Partners’ bylaws provide that generally, the number of directors of the Partners board will be no less than 3 and no greater than 15.	LINK’s bylaws provide that generally the number of directors of the LINK board will be no less than 3 and no greater than 24.

Classes of Directors	Partners’ directors are divided into three classes, each with a three-year term. There are currently 10 directors on the Partners board.	LINK’s board of directors is not classified. There are currently 14 directors on the LINK board.

Director Eligibility and Mandatory Retirement	Partners’ bylaws provide that each director must be the registered owner of at least 100 shares of common stock of Partners and that a director must retire on December 31 of the calendar year in which he or she becomes 75.	LINK’s governing documents do not have a similar provision.

Removal of Directors	Partners’ bylaws provide that shareholders may remove any director, only with cause, by the affirmative vote of at least 80% of all votes entitled to be cast for the election of directors.	LINK’s bylaws provide that a director may be removed only for cause by a vote of the shareholders entitled to elect directors.

Filling Vacancies on the Board of Directors	Partners’ shareholders may elect a successor to fill a vacancy from the removal of a director. A successor to fill a vacancy from the removal of a director may be elected by either (i) Partners’ shareholders or (ii) a majority of the remaining directors.	LINK’s bylaws provide that any vacancy resulting from the removal of a director may be filled by the shareholders at an annual or special meeting of shareholders. Any vacancy resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy created by the death, resignation or removal of another director shall serve for a term coinciding with the remaining term of his or her predecessor. Any director elected to fill a vacancy created by an increase in the number of directors shall serve until the next meeting of shareholders at which directors are elected.

Calling Special Meetings of Shareholders	Partners’ bylaws provide that special meetings of the shareholders may be called at any time by either by (i) the Chairman of the board of directors, the President or the majority of the board of directors or (ii) written request by shareholders entitled to	LINK’s bylaws provide that a special meeting of shareholders can be called by the Chairman of the Board of Directors, the Chief Executive Officer, the President or a majority of the board of directors. Under Pennsylvania law, shareholders

	Partners	LINK
	cast at least 25% of all the votes entitled to be cast at such meeting.	representing at least 20% of the outstanding common stock entitled to vote at a meeting may call a special shareholders’ meeting.

Quorum for Shareholder Meetings

Under Partners’ bylaws and the MGCL, the presence (in person or by proxy) of shareholders entitled to cast a majority of all the votes entitled to be cast constitutes a quorum.

In the absence of a quorum, the shareholders present in present or by proxy, by majority vote and without notice other than by announcement, may adjourn the meeting from time to time until a quorum shall attend.

Under LINK’s bylaws, the presence (in person or by proxy) of shareholders entitled to cast at least a majority of the shares entitled to be cast at the meeting, constitutes a quorum, except as otherwise provided by law.

If a quorum shall fail to attend any meeting, the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting.

Notice of Shareholder Meetings	Partners’ bylaws provide that written notice of the place, date and time of all meetings of the shareholders must be given, not less than 10 and no more than 90 days before the date on which the meeting is to be held to each shareholders entitled to vote at such meeting.	LINK’s bylaws provide that, not less than ten days before the date of the meeting, shareholders will be given written notice stating the time, date, place, purpose for which the meeting is called (if the meeting is a special meeting or if notice of the meeting’s purpose is required by the PBCL) and for LINK shareholders, the means of any remote communication by which shareholders and proxy holders may be considered present and may vote at the meeting.

Advance Notice of Shareholder Nominations	Partner’s bylaws provide that any shareholder of record may nominate a candidate for director if the shareholder provides notice to the Secretary of Partners at least 90 days, but not more than 120 days, prior to the first anniversary of the previous year’s annual meeting with the following information: (i) all information required be disclosed pursuant to Regulation 14A under the Securities Exchange Act, (ii) such person’s written consent to being named as a nominee and to serving as such a director if elected, and (iii) a description of any amount of cash property or other consideration or payment which such proposed nominee will or may be entitled to receive or have paid on such proposed nominee’s behalf, by any person or	LINK’s bylaws provide that any shareholder of record may nominate a candidate for director if the shareholder provides notice to the Secretary of LINK at least 90 days, but not more than 120 days, prior to the first anniversary of the previous year’s annual meeting with the following information: (i) the name and address of such shareholder, (ii) the class and number of shares of shares of LINK held by such shareholder, (iii) the name, age and business and residence address of the candidate, (iv) the principal occupation or employment of the candidate and (v) the class and number of shares of LINK beneficially owned by the candidate.

	Partners	LINK
entity other than Partners or any direct or indirect subsidiary of Partners, for service as a member of the Board of Directors of Partners, or for standing as a nominee for election.

Anti-Takeover Provisions and Other Shareholder Protections

Partners has not opted out of the anti-takeover provisions of the MGCL. Section 3-602 of the MGCL prohibits Partners from engaging in a business combination with an interested shareholder (defined as a person or an affiliate of such person that is the beneficial owner of 10% of more of the voting power of the outstanding voting stock of the corporation) for a period of 5 years following the most recent date on which such interested shareholder became an interested shareholder unless (i) 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation (including two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by such interested shareholder and its affiliates and associates) approves the business combination, (ii) such business combination was approved or exempted by a corporation’s board of directors prior to the time that the interested shareholder became an interested shareholder or (iii) the consideration offered in the business combination meets certain valuation thresholds.

Furthermore, the MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who

Under the LINK charter , any merger, consolidation, liquidation or dissolution of LINK, or any action that would result in the sale or disposition of all or substantially all of LINK’s assets, is subject to a heightened shareholder vote standard, requiring the affirmative vote of the holders of at least 75% of the outstanding shares of common stock of LINK, unless two-thirds of LINK’s board of directors has previously approved the transaction. Additionally, the provision in the LINK charter that sets forth this requirement may not be amended unless the amendment is approved by 75% of the outstanding shares of the common stock of LINK.

	Partners	LINK
makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. If voting rights are not approved, then the control shares are subject to redemption by the corporation. “Control shares” are outstanding voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy) greater than 10%.

Limitation of Personal Liability of Officers and Directors	The MGCL permits a Maryland corporation to limit the liability of directors and executive officers to Partners for monetary damages except for certain excluded liabilities. Partners’ articles of incorporation do not have such a provision.

The PBCL provides that, if a bylaw adopted by the shareholders of a business corporation so provides, a director shall not be personally liable for monetary damages for any action taken unless the director did not act in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances, and such action constitutes self-dealing, willful misconduct or recklessness. LINK’s bylaws do not have such a provision.

The PBCL also provides that except as otherwise provided in the bylaws, an officer who performs his duties as an officer in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances, shall not be liable by reason of having been an officer of the corporation.

Indemnification of Directors and Officers and Insurance	Partners’ articles of incorporation provides that Partners shall indemnify its (i) directors to the full extent provided by the General Laws of the State of Maryland now or hereafter in	LINK’s bylaws provide broad indemnification for current and former directors, officers and employees in civil, criminal administrative and investigative suits

	Partners	LINK
	force, including the advance of expenses under the procedures provided by such laws; (ii) officers to the same extent it shall indemnify its directors; and (iii) officers who are not directors to such further extent as shall be authorized by Partners’ board and be consistent with law. However, the foregoing does not limit the authority of Partners to indemnify other employees and agents consistent with law.	if the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of LINK and with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Appraisal or Dissenters’ Rights

Under the MGCL, a shareholder of a Maryland corporation has the right to demand and receive payment of the fair value of the shareholder’s stock from the surviving corporation if (i) the corporation consolidates or merges with another corporation; (ii) the shareholder’s stock is to be acquired in a share exchange; (iii) the corporation transfers its assets in a manner requiring shareholder approval; (iv) the corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the shareholder’s rights, unless the right to do so is reserved by the charter of the corporation; or (v) the transaction is subject to the business combination with interested shareholder provisions of the MGCL, or is exempt from such voting requirements in certain circumstances.

However, no appraisal rights are available to holders of shares of any class of stock if, among other things, (i) the stock is listed on a national securities exchange; (ii) the stock is that of the successor in a share exchange, unless: (a) the share exchange alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or (b) the stock is to be changed or converted in whole or in part in the share exchange into something other than either stock

Under the PBCL, shareholders may, in the case of a merger or consolidation, obtain a judicial appraisal of the fair value of their shares if they have neither voted in favor of nor consented in writing to the merger or consolidation. Shareholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, with certain exceptions.

	Partners	LINK
in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; (iii) the stock is generally not entitled to be voted on the transaction or the shareholder did not own the shares of stock on the record date for determining shareholders entitled to vote on the transaction; (iv) the charter provides that the holders of the stock are not entitled to exercise appraisal rights; or (v) the stock is that of an open-end investment company.

Dividends	Under Section 2-311 of the MGCL and Partners’ bylaws, Partners may pay dividends or make other distributions from: (i) the net earnings for the fiscal year in which the distribution is made; (ii) the net earnings from the preceding fiscal year; or (iii) the sum of the net earnings for the preceding eight quarters. Partners may not pay dividends or make other distribution if it would be unable to pay its debts as they come due, or its assets would be less than the sum of its liabilities plus the amount necessary to satisfy the preferential rights upon dissolution of any class of shares senior to the common stock.	Under the PBCL, the board of directors may declare and pay dividends, unless after paying such distribution the corporation would be unable to pay its debts as they come due, the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time as of which the distribution is measured, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distributions.

Amendments to Articles and Bylaws

Partners’ articles of incorporation may be amended by the affirmative vote of not less than a majority of the aggregate number of the votes entitled to be cast meeting of shareholders. Any amendment to, repeal of, or adoption of any provision inconsistent with the provisions of the articles of incorporation addressing the number of directors must be authorized by the affirmative vote of not less than 80% of the aggregate votes entitled to be cast at a meeting of shareholders.

Under Partners’ bylaws, the Partners board may alter, repeal or adopt new bylaws at any meeting of the Partners

LINK’s charter may be amended by the affirmative vote of not less than a majority of the votes cast at the meeting of shareholders. The provision in the LINK charter addressing the anti-takeover provisions, as described under “—Anti-Takeover Provisions and Other Shareholder Protections” may not be amended unless the amendment is approved by 75% of the outstanding shares of the common stock of LINK.

The LINK bylaws require that any shareholder amendments to the LINK bylaws be approved by the affirmative vote of the LINK holders

	Partners	LINK
	board. Partners’ bylaws may also be altered or repealed and new bylaws may be adopted at any annual meeting of the shareholders, or at any special meeting called for that purpose. The affirmative vote of the holders of at least 80% of the voting power of all classes of shares entitled to vote in the election of directors shall be required to amend, repeal, or to adopt any provision inconsistent with certain provisions of the bylaws applicable to the function, number and qualification, election and tenure, removal, and vacancy of a director.	of two-thirds of the issued and outstanding shares of the LINK entitled to vote at such meeting. The board of directors of LINK may also make, amend, or repeal the LINK bylaws at any regular or special meeting of the Board of Directors at which a quorum is present, by a majority vote of the members attending, except with respect to any provision that the LINK charter, the LINK bylaws, or the PBCL requires action by the shareholders and is subject to the power of the shareholders to change such action.

Action by Written Consent of Shareholders	Under the MGCL, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a unanimous consent which sets forth the action is (i) given in writing or by electronic transmission by each shareholder entitled to vote on the matter; and (ii) filed in paper or electronic form with the records of shareholders meetings.	LINK’s bylaws provide that any action required or permitted to be taken at a meeting of the board of directors or any committee thereof may be taken without a meeting if, before or after the action, a consent or consents in writing or other record form is signed by, or email approval is received from, all of the directors in office, or all the committee members then appointed. The written consents must be filed with the minutes of the proceedings of the board of directors.

Shareholder Rights Plan	Partners does not currently have a rights plan in effect.	LINK does not currently have a rights plan in effect.

	Partners	LINK

Forum Selection Bylaw	Partners’ bylaws provide that, unless Partners expressly consents in writing to the selection of an alternative forum, the United States District Court for the District of Maryland, Northern Division, or in the event that court lacks jurisdiction to hear such action, the Circuit Court of the County of Wicomico, Maryland, shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Partners, (ii) action asserting a claim of breach of a legal duty owed by any current or former director, officer or other employee or agent of the Partners to the Partners or the Partners’ shareholders, (iii) action asserting a claim against the Partners or any director or officer or other employee of the Partners arising pursuant to any provision of the Code of Maryland or Partners’ organizational documents or (iv) action asserting a claim against the Partners or any current or former director or officer or other employee or agent of the corporation governed by the internal affairs doctrine.	LINK governing documents do not require any exclusive forum with respect to legal actions against or involving LINK.

LEGAL MATTERS

The validity of LINK common stock to be issued in connection with the merger will be passed upon for LINK by Luse Gorman, PC, Washington, D.C.

Luse Gorman, PC, Washington, D.C., counsel for LINK, and Troutman Pepper Hamilton Sanders LLP, Richmond, Virginia, counsel for Partners, will provide prior to the effective time opinions regarding certain federal income tax consequences of the merger for LINK and Partners, respectively.

EXPERTS

LINK. The consolidated financial statements of LINK as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022, have been incorporated by reference herein in reliance on the report of S.R. Snodgrass, P.C., independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

Partners. The consolidated financial statements of Partners as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022, have been incorporated by reference herein in reliance on the report of Yount, Hyde & Barbour, P.C., independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

LINK

LINK is holding its 2023 annual meeting of shareholders on May 25, 2023. LINK will hold its 2024 annual meeting of shareholders (the “LINK 2024 annual meeting”), regardless of whether the merger has been completed. Any shareholder nominations or proposals for other business intended to be presented at LINK’s next annual meeting must be submitted to LINK as set forth below.

SEC Rule 14a-8

In order for a shareholder proposal for the LINK 2024 annual meeting to be eligible for inclusion in LINK’s proxy statement pursuant to SEC Rule 14a-8, LINK must have received the proposal and supporting statements at its principal executive offices no later than December 23, 2023 unless the date of LINK’s 2024 annual meeting is changed by more than thirty (30) days from May 25, 2024 the one (1)-year anniversary of LINK’s 2023 annual meeting of shareholders, in which case the proposal must be received a reasonable time before LINK begins to print and send its proxy materials. A LINK shareholder must provide its proposal to LINK in writing, and it must comply with the requirements of SEC Rule 14a-8. Any such proposals should be sent to the attention of the Corporate Secretary of LINK at LINKBANCORP, Inc., 1250 Camp Hill Bypass, Suite 202, Camp Hill, PA 17011.

Advance Notice Procedures

Pursuant to LINK’s bylaws, any shareholder wishing to nominate a candidate for director must give written notice to LINK’s Corporate Secretary at least 90 days, but not more than 120 days prior to the first anniversary of the previous year’s annual meeting. As a result, any notice given by or on behalf of a shareholder must be received between January 26, 2024 and February 25, 2024. However, if the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting of May 25, 2023, notice by the shareholder must be delivered not later than the close of business on the tenth (10th) day following the day on which public announcement of the date of such annual meeting is first made. The nomination notice must include certain information specified in LINK’s charter.

In addition to the notice and information requirements contained in the LINK bylaws, to comply with the SEC universal proxy rules, shareholders who, in connection with the LINK 2024 annual meeting, intend to solicit proxies in support of director nominees other than LINK’s nominees must provide notice to LINK that sets forth the information required by the SEC’s Rule 14a-19 no later than March 26, 2024, unless the date of the LINK 2024 annual meeting has changed by more than thirty (30) calendar days from May 25, 2024, the one (1)-year anniversary of LINK’s 2023 annual meeting of shareholders, in which case such notice must be provided by the later of sixty (60) calendar days prior to the date of the 2024 annual meeting or the tenth (10th) calendar day following the day on which public announcement of the date of the annual meeting is first made by LINK.

These advance notice procedures are separate from the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in LINK’s proxy statement pursuant to SEC Rule 14a-8.

Partners

Partners held its 2022 annual meeting of shareholders on December 14, 2022. Partners does not anticipate holding a 2023 annual meeting of Partners shareholders (the “Partners 2023 annual meeting”) if the merger is completed as currently expected. In the event that the merger is not completed within the expected time frame or at all, Partners may hold an annual meeting in 2023. Any shareholder nominations or proposals for other business intended to be presented at Partners’ next annual meeting must be submitted to Partners as set forth below.

SEC Rule 14a-8

In order for a shareholder proposal to be considered for possible inclusion in the 2023 proxy statement, it must comply with SEC Rule 14a-8 and be received by Partners on or before July 5, 2023. To be considered for presentation at the 2023 annual meeting of shareholders, although not included in Partners’ proxy statement, notice of such proposal (including nominations of directors) must comply with Partners’ bylaws and must be received by Partners no earlier than the close of business on August 16, 2023 and no later than the close of business on September 15, 2023.

Advance Notice Procedures

In addition to satisfying the requirements in Partners’ articles of incorporation and bylaws, to comply with the SEC’s new universal proxy rules, shareholders who intend to solicit proxies for the 2023 annual meeting of shareholders in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than October 15, 2023. All shareholder proposals should be sent to the attention of the Company’s Corporate Secretary, Partners Bancorp, 2245 Northwood Drive, Salisbury, Maryland 21801. The proxy solicited by the Board for the 2023 annual meeting of shareholders will confer discretionary authority to vote on any shareholder proposal presented at the meeting if the Company has not received notice of such proposal by this deadline, in writing delivered to the Company’s Corporate Secretary.

This advance notice procedure is separate from the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in Partners’ proxy statement pursuant to SEC Rule 14a-8.

WHERE YOU CAN FIND MORE INFORMATION

LINK and Partners file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both LINK and Partners, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by LINK, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge in the “SEC Filings” section of LINK’s website, https://ir.linkbancorp.com/, under the heading “SEC Filings.” Documents filed with the SEC by Partners will be available free of charge in the “Investor Relations” section of Partners’ website, https://www.partnersbancorp.com/investor-relations, under the heading “SEC Filings.” The web addresses of the SEC, LINK and Partners are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.

LINK has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to LINK’s securities to be issued in the merger. This document constitutes the prospectus of LINK filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows LINK and Partners to incorporate by reference into this document documents filed with the SEC by LINK and Partners. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. LINK and Partners incorporate by reference the documents listed below and any documents filed by LINK and Partners under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and until the date that the offering of LINK common stock is terminated:

LINK filings (SEC File No. 001-41505)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2022, filed on March 30, 2023

Current Reports on Form 8-K	Filed on February 2, 2023 Filed on February 22, 2023
Definitive Proxy Statement on Schedule 14A	Filed on April 18, 2023

The description of LINK common stock set forth in its registration statement on Form 8-A, filed on September 13, 2022, including any amendment or report filed with the SEC for the purpose of updating this description.

Partners filings (SEC File No. 001-39285)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2022, filed on March 29, 2023

Current Reports on Form 8-K	Filed on January 25, 2023 Filed on February 22, 2023 Filed on April 26, 2023

Definitive Proxy Statement on Schedule 14A	Filed on November 2, 2022

The description of Partners common stock set forth in its registration statement on Form 8-A, as amended, filed on May 4, 2020, including any amendment or report filed with the SEC for the purpose of updating this description.

You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:

if you are a LINK shareholder: LINKBANCORP, Inc. 1250 Camp Hill Bypass, Suite 202 Camp Hill, PA 17011 Attention: Investor Relations Department (855) 569-2265	if you are a Partners shareholder: Partners Bancorp 2245 Northwood Drive Salisbury, Maryland 21801 Attention: Investor Relations (410) 548-1100

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in LINK’s and Partners’ affairs since the date of this document. LINK provided the information contained in this document with respect to LINK and Partners provided the information contained in this document with respect to Partners.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and between

LINKBANCORP, INC.

and

PARTNERS BANCORP

Dated as of February 22, 2023

ARTICLE I THE MERGER

1.1	The Merger	A-2
1.2	Closing	A-2
1.3	Effective Time	A-2
1.4	Effects of the Merger	A-2
1.5	Conversion of Partners Common Stock	A-2
1.6	Treatment of Partners Equity Awards	A-3
1.7	Articles of Incorporation of Surviving Corporation	A-4
1.8	Bylaws of Surviving Corporation	A-4
1.9	Directors and Officers of Surviving Corporation	A-4
1.10	Tax Consequences	A-4
1.11	LINK Stock	A-4
1.12	Bank Mergers	A-4
1.13	Charter Amendment	A-4
ARTICLE II EXCHANGE OF SHARES
2.1	LINK to Make Merger Consideration Available	A-5
2.2	Exchange of Shares	A-5
ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARTNERS
3.1	Corporate Organization	A-7
3.2	Capitalization	A-9
3.3	Authority; No Violation	A-9
3.4	Consents and Approvals	A-11
3.5	Reports	A-11
3.6	Financial Statements	A-12
3.7	Broker’s Fees	A-13
3.8	Absence of Certain Changes or Events	A-14
3.9	Legal Proceedings	A-14
3.10	Taxes and Tax Returns	A-14
3.11	Employees and Employee Benefit Plans	A-15
3.12	Compliance with Applicable Law	A-18
3.13	Certain Contracts	A-19
3.14	Agreements with Regulatory Agencies	A-20
3.15	Risk Management Instruments	A-21
3.16	Environmental Matters	A-21
3.17	Investment Securities and Commodities	A-21
3.18	Real Property	A-21
3.19	Intellectual Property; Company Systems	A-22
3.20	Related Party Transactions	A-23
3.21	State Takeover Laws	A-24
3.22	Reorganization	A-24
3.23	Opinion	A-24

-i-

3.24	Partners Information	A-24
3.25	Loan Portfolio	A-24
3.26	Insurance	A-25
3.27	Subordinated Indebtedness	A-26
3.28	No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary	A-26
3.29	No Other Representations or Warranties	A-26
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF LINK
4.1	Corporate Organization	A-27
4.2	Capitalization	A-27
4.3	Authority; No Violation	A-28
4.4	Consents and Approvals	A-29
4.5	Reports	A-29
4.6	Financial Statements	A-30
4.7	Broker’s Fees	A-31
4.8	Absence of Certain Changes or Events	A-32
4.9	Legal Proceedings	A-32
4.10	Taxes and Tax Returns	A-32
4.11	Employees and Employee Benefit Plans	A-33
4.12	Compliance with Applicable Law	A-36
4.13	Certain Contracts	A-37
4.14	Agreements with Regulatory Agencies	A-37
4.15	Risk Management Instruments	A-38
4.16	Environmental Matters	A-38
4.17	Investment Securities and Commodities	A-38
4.18	Real Property	A-38
4.19	Intellectual Property; Company Systems	A-39
4.20	Related Party Transactions	A-40
4.21	State Takeover Laws	A-40
4.22	Reorganization	A-40
4.23	Opinion	A-40
4.24	LINK Information	A-41
4.25	Loan Portfolio	A-41
4.26	Insurance	A-42
4.27	Subordinated Indebtedness	A-42
4.28	No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary	A-42
4.29	No Other Representations or Warranties	A-42
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1	Conduct of Businesses Prior to the Effective Time	A-43
5.2	Partners Forbearances	A-43
5.3	LINK Forbearances	A-46

-ii-

ARTICLE VI ADDITIONAL AGREEMENTS
6.1	Regulatory Matters	A-48
6.2	Access to Information; Confidentiality	A-49
6.3	Non-Control	A-50
6.4	Shareholder Approvals	A-50
6.5	Legal Conditions to Merger	A-52
6.6	Stock Exchange Listing	A-52
6.7	Employee Matters	A-52
6.8	Indemnification; Directors’ and Officers’ Insurance	A-55
6.9	Additional Agreements	A-56
6.10	Advice of Changes	A-56
6.11	Dividends	A-56
6.12	Litigation	A-56
6.13	Corporate Governance	A-56
6.14	Acquisition Proposals	A-57
6.15	Public Announcements	A-58
6.16	Change of Method	A-59
6.17	Restructuring Efforts	A-59
6.18	Takeover Statutes	A-59
6.19	Treatment of Partners Debt	A-59
6.20	Operating Functions	A-59
6.21	Exemption from Liability under Section 16(b)	A-60
ARTICLE VII CONDITIONS PRECEDENT
7.1	Conditions to Each Party’s Obligation to Effect the Merger	A-60
7.2	Conditions to Obligations of LINK	A-61
7.3	Conditions to Obligations of Partners	A-61
ARTICLE VIII TERMINATION AND AMENDMENT
8.1	Termination	A-62
8.2	Effect of Termination	A-63
ARTICLE IX GENERAL PROVISIONS
9.1	Nonsurvival of Representations, Warranties and Agreements	A-65
9.2	Amendment	A-65
9.3	Extension; Waiver	A-65
9.4	Expenses	A-65
9.5	Notices	A-65
9.6	Interpretation	A-66
9.7	Counterparts	A-67
9.8	Entire Agreement	A-67
9.9	Governing Law; Jurisdiction	A-67

-iii-

9.10	Waiver of Jury Trial	A-67
9.11	Assignment; Third-Party Beneficiaries	A-67
9.12	Specific Performance	A-68
9.13	Severability	A-68
9.14	Confidential Supervisory Information	A-68
9.15	Delivery by Electronic Transmission	A-68

Exhibit A – TBOD Bank Merger Agreement

Exhibit B – VPB Bank Merger Agreement

Exhibit C – Form of Partners Support Agreement

Exhibit D – Form of LINK Support Agreement

Exhibit E – Form of LINK Bylaws Amendment

Exhibit F – Corporate Governance

Exhibit G – Form of Charter Amendment

-iv-

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-58
affiliate	A-66
Agreement	A-1
Bank Merger Agreements	A-1
Bank Merger Certificates	A-4
Bank Mergers	A-1
BHC Act	A-7
BOLI	A-25
Borrower	A-24
business day	A-66
CARES Act	A-13
Certificates of Merger	A-2
Charter Amendment	A-4
Chosen Courts	A-67
Closing	A-2
Closing Date	A-2
Code	A-1
Confidentiality Agreement	A-50
Continuing Employees	A-52
DE Bank Commissioner	A-11
DIF	A-8
DOL	A-16
Effective Time	A-2
Enforceability Exceptions	A-10
Environmental Laws	A-21
ERISA	A-15
Exchange Act	A-13
Exchange Agent	A-5
Exchange Fund	A-5
Exchange Ratio	A-2
FDIC	A-8
Federal Reserve Board	A-11
GAAP	A-7
Governmental Entity	A-11
Intellectual Property	A-22
IRS	A-16
Joint Proxy Statement	A-11
knowledge	A-66
Laws	A-18
Liens	A-9
LINK	A-1
LINK Articles	A-4
LINK Benefit Plans	A-33
LINK Board Recommendation	A-50
LINK Bylaws	A-4
LINK Bylaws Amendment	A-4
LINK Common Stock	A-2
LINK Continuing Directors	A-56
LINK Contract	A-37
LINK Disclosure Schedule	A-26

-v-

LINK Equity Awards	A-27
LINK ERISA Affiliate	A-33
LINK Leased Real Property	A-39
LINK Meeting	A-50
LINK Owned Properties	A-38
LINK Preferred Stock	A-27
LINK PTO Policy	A-54
LINK Qualified Plans	A-34
LINK Real Estate Leases	A-39
LINK Regulatory Agreement	A-37
LINK Reports	A-30
LINK Stock Options	A-27
LINK Stock Plans	A-27
LINK Subsidiary	A-27
LINK Support Agreements	A-1
LINK Systems	A-39
LINK Warrants	A-27
LINKBANK	A-1
Litigation	A-56
Loan Participation	A-25
Loans	A-24
Maryland SDAT	A-2
Material Adverse Effect	A-7
Materially Burdensome Regulatory Condition	A-49
MD OCFR	A-11
Merger	A-1
Merger Consideration	A-2
MGCL	A-2
Multiemployer Plan	A-16
Multiple Employer Plan	A-16
NASDAQ	A-6
New Certificates	A-5
New Jersey Department	A-11
New Plans	A-53
Old Certificate	A-2
Pandemic	A-8
Pandemic Measures	A-8
Partners	A-1
Partners Benefit Plans	A-15
Partners Board Recommendation	A-50
Partners Common Stock	A-2
Partners Continuing Directors	A-57
Partners Contract	A-20
Partners Disclosure Schedule	A-7
Partners Equity Awards	A-3
Partners Equity Plans	A-3
Partners ERISA Affiliate	A-15
Partners Indemnified Parties	A-55
Partners Insiders	A-60
Partners Leased Real Property	A-22
Partners Meeting	A-50
Partners Owned Properties	A-21
Partners PTO Policies	A-54

-vi-

Partners Qualified Plans	A-16
Partners Real Estate Leases	A-22
Partners Regulatory Agreement	A-20
Partners Reports	A-7
Partners Restricted Stock Award	A-3
Partners Series A Preferred Stock	A-9
Partners Series B Preferred Stock	A-9
Partners Stock Option	A-3
Partners Subsidiary	A-8
Partners Support Agreements	A-1
Partners Systems	A-23
PBCL	A-2
PBGC	A-16
PDOBS	A-11
Pennsylvania Department	A-2
Permitted Encumbrances	A-22
person	A-66
Piper Sandler	A-13
Premium Cap	A-55
PTO	A-54
Recommendation Change	A-51
Regulatory Agencies	A-11
Representatives	A-57
Requisite LINK Vote	A-28
Requisite Partners Vote	A-10
Requisite Regulatory Approvals	A-49
Restrictive Covenant	A-18
Riegle-Neal Act	A-11
S-4	A-11
Sarbanes-Oxley Act	A-12
SEC	A-11
Securities Act	A-12
Significant Subsidiaries	A-8
SRO	A-11
Stephens	A-31
Subsidiary	A-8
Superior Proposal	A-58
Surviving Corporation	A-1
Takeover Statutes	A-24
Tax	A-15
Tax Return	A-15
Taxes	A-15
TBOD	A-1
TBOD Bank Merger	A-1
TBOD Bank Merger Agreement	A-1
Terminated Plans	A-54
Termination Date	A-62
Termination Fee	A-64
Total Borrower Commitment	A-24
VA BFI	A-11
VPB	A-1
VPB Bank Merger	A-1
VPB Bank Merger Agreement	A-1

-vii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 22, 2023 (this “Agreement”), by and between LINKBANCORP, Inc., a Pennsylvania corporation (“LINK”) and Partners Bancorp, a Maryland corporation (“Partners”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of LINK and Partners have determined that it is in the best interests of their respective companies and their shareholders, as applicable, to consummate the strategic business combination transaction provided for herein, pursuant to which Partners will, subject to the terms and conditions set forth herein, merge with and into LINK (the “Merger”), so that LINK is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, immediately following the consummation of the Merger, The Bank of Delmarva, a Delaware chartered bank and a wholly-owned direct Subsidiary of Partners (“TBOD”), will merge (the “TBOD Bank Merger”) with and into LINKBANK, a Pennsylvania bank and a wholly-owned Subsidiary of LINK (“LINKBANK”), so that LINKBANK is the surviving entity in the TBOD Bank Merger and is a wholly-owned direct Subsidiary of LINK, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and between LINKBANK and TBOD, and attached hereto as Exhibit A (the “TBOD Bank Merger Agreement”);

WHEREAS, immediately following the consummation of the TBOD Bank Merger, Virginia Partners Bank, a Virginia chartered bank and a wholly-owned direct Subsidiary of Partners (“VPB”), will merge (the “VPB Bank Merger”, and together with the TBOD Bank Merger, the “Bank Mergers”) with and into LINKBANK, so that LINKBANK is the surviving entity in the VPB Bank Merger and is a wholly-owned direct Subsidiary of LINK, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and between LINKBANK and VPB, and attached hereto as Exhibit B (the “VPB Bank Merger Agreement” and together with the TBOD Bank Merger Agreement, the “Bank Merger Agreements”);

WHEREAS, in furtherance thereof, the respective Boards of Directors of LINK and Partners have approved this Agreement and the transactions contemplated hereby and, in the case of LINK, have directed that this Agreement be submitted to a vote of its shareholders for approval and to recommend that its shareholders approve this Agreement and, in the case of Partners, have directed that this Agreement be submitted to a vote of its shareholders for approval and have recommended that its shareholders approve this Agreement;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and an inducement for LINK to enter into this Agreement, all of the directors of Partners have entered into separate Voting and Support Agreements with LINK, substantially in the form attached hereto as Exhibit C (collectively, the “Partners Support Agreements”) in connection with the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and an inducement for Partners to enter into this Agreement, all of the directors of LINK have entered into separate Voting and Support Agreements with Partners, substantially in the form attached hereto as Exhibit D (collectively, the “LINK Support Agreements”) in connection with the Merger; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and also to prescribe certain conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Pennsylvania Business Corporation Law (the “PBCL”) and the Maryland General Corporation Law (the “MGCL”), at the Effective Time, Partners shall merge with and into LINK. LINK shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania. Upon consummation of the Merger, the separate corporate existence of Partners shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents at 10:00 a.m., New York City time, on the last business day of the first month in which the conditions set forth in Article VII hereof have been satisfied or, if permitted by Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof); or (b) at such other date, time or place as LINK and Partners may mutually agree in writing after all of such conditions have been satisfied or, if permitted by Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

1.3 Effective Time. The Merger shall become effective as set forth in the statement of merger to be filed with the Department of State of the Commonwealth of Pennsylvania (the “Pennsylvania Department”) and the articles of merger to be filed with the Maryland State Department of Assessments and Taxation (the “Maryland SDAT”), respectively, on the Closing Date (the “Certificates of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the PBCL, MGCL and this Agreement.

1.5 Conversion of Partners Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of LINK, Partners or the holder of any securities of LINK or Partners:

(a) Subject to Section 2.2(e), each share of the common stock, $0.01 par value, of Partners (the “Partners Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Partners Common Stock owned by Partners as treasury shares or owned by LINK or Partners (in each case other than shares of Partners Common Stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Partners or LINK in respect of debts previously contracted), shall be converted into the right to receive 1.150 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, $0.01 par value, of LINK (the “LINK Common Stock”).

(b) All of the shares of Partners Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to an “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Partners Common Stock) previously representing any such shares of Partners Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of LINK Common Stock which such shares of Partners Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Partners Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this

Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of LINK Common Stock or Partners Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give LINK and the holders of Partners Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit Partners or LINK to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Partners Common Stock owned by Partners as treasury shares or owned by Partners or LINK (in each case other than shares of Partners Common Stock (i) held in any employee benefit plans, trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Partners or LINK in respect of debts previously contracted) shall be cancelled and shall cease to exist and no LINK Common Stock or other consideration shall be delivered in exchange therefor.

1.6 Treatment of Partners Equity Awards.

(a) At the Effective Time, each option granted by Partners to purchase shares of Partners Common Stock under each of Partners Bancorp 2021 Incentive Stock Plan, Virginia Partners Bank 2015 Incentive Stock Option Plan, Delmar Bancorp 2014 Stock Plan, Virginia Partners Bank 2008 Incentive Stock Option Plan, Liberty Bell Bank 2004 Incentive Stock Option Plan and Liberty Bell Bank 2004 Non-Qualified Stock Option Plan (collectively, the “Partners Equity Plans”) or otherwise, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Partners Stock Option”) shall automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of Partners Common Stock and shall be converted into an option to purchase a number of shares of LINK Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Partners Common Stock subject to such Partners Stock Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Partners Common Stock of such Partners Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of LINK Common Stock purchasable pursuant to the Partners Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Partners Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of LINK Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Partners Stock Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Partners Stock Option immediately prior to the Effective Time.

(b) Except as otherwise agreed between Partners and LINK, at or immediately prior to the Effective Time, all restricted stock awards in respect of a share of Partners Common Stock under the Partners Equity Plans (each, a “Partners Restricted Stock Award” and together with Partners Stock Options, the “Partners Equity Awards”) which are outstanding as of the date hereof, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest (subject to applicable Taxes required to be withheld, if any, with respect to such vesting) and shall be converted into, and become exchanged for the Merger Consideration on the same terms as, and shall be treated in the same manner as, all other shares of Partners Common Stock in accordance with Section 1.5(a). Except as otherwise agreed between Partners and LINK, each Partners Restricted Stock Award granted after the date hereof and which is outstanding as of the Effective Time shall be converted into Merger Consideration on the same terms as, and shall be treated in the same manner as, all other shares of Partners Common Stock in accordance with Section 1.5(a), except that such share shall remain subject to the same restrictions as to transferability and forfeiture set forth in the applicable award agreement.

(c) At or prior to the Effective Time, Partners, the Board of Directors of Partners or the compensation committee of the Board of Directors of Partners, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of the Partners Equity Awards consistent with the provisions of this Section 1.6 and (ii) cease any further grants under the Partners Equity Plans following the Effective Time.

1.7 Articles of Incorporation of Surviving Corporation. At the Effective Time, the Articles of Incorporation of LINK (the “LINK Articles”), as in effect immediately prior to the Effective Time and as amended by the Charter Amendment, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law.

1.8 Bylaws of Surviving Corporation. Prior to the Closing Date, LINK shall take all actions necessary to adopt the amendments to the Amended and Restated Bylaws of LINK (the “LINK Bylaws”) substantially in the form set forth in Exhibit E attached hereto, effective as of the Effective Time (the “LINK Bylaws Amendment”). At the Effective Time, the LINK Bylaws, as amended by the LINK Bylaws Amendment, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

1.9 Directors and Officers of Surviving Corporation. Following the Effective Time, the directors and officers of the Surviving Corporation shall be as set forth in Section 6.13 of this Agreement with such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

1.10 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.11 LINK Stock. At and after the Effective Time, each share of LINK Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of LINK Common Stock and shall not be affected by the Merger.

1.12 Bank Mergers. Immediately following the consummation of the Merger, LINKBANK, TBOD and VPB will consummate the Bank Mergers under which (i) TBOD will merge with and into LINKBANK pursuant to the TBOD Bank Merger Agreement and (ii) immediately thereafter, VPB will merge with and into LINKBANK pursuant to the VPB Bank Merger Agreement. LINKBANK shall be the surviving bank in each of the Bank Mergers and, following the applicable Bank Merger, the separate corporate existence of each of TBOD and VPB shall cease. The TBOD Bank Merger shall become effective immediately after the effective time of the Merger and the VPB Bank Merger shall become effective immediately after the effective time of the TBOD Bank Merger. Prior to the Effective Time, Partners shall cause each of TBOD and VPB, and LINK shall cause LINKBANK, to execute such certificates of merger and such other documents and certificates as are necessary, required or desirable to make the Bank Mergers effective (the “Bank Merger Certificates”) at the times specified in the foregoing sentence.

1.13 Charter Amendment. Subject to the terms and conditions of this Agreement and receipt of the Requisite LINK Vote, prior to the Effective Time, LINK shall file an amendment to the LINK Articles, to be effective at or prior to the Effective Time, increasing the number of authorized shares of LINK Common Stock to 50,000,000 (the “Charter Amendment”) with the Pennsylvania Department in accordance with the PBCL.

ARTICLE II

EXCHANGE OF SHARES

2.1 LINK to Make Merger Consideration Available. At or prior to the Effective Time, LINK shall deposit, or shall cause to be deposited, with an exchange agent designated by LINK and acceptable to Partners (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) certificates or, at LINK’s option, evidence of shares in book-entry form (collectively, referred to herein as “New Certificates”), representing the shares of LINK Common Stock to be issued to holders of Partners Common Stock and (b) cash in lieu of any fractional shares (such cash and New Certificates, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2(a).

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, LINK and Partners shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Partners Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of LINK Common Stock and any cash in lieu of fractional shares which the shares of Partners Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of LINK Common Stock to which such holder of Partners Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of LINK Common Stock which the shares of Partners Common Stock represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to LINK Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of LINK Common Stock which the shares of Partners Common Stock represented by such Old Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of LINK Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of LINK Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Partners of the shares of Partners Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of LINK Common Stock, cash in lieu of fractional shares and dividends or distributions as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of LINK Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to LINK Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of LINK. In lieu of the issuance of any such fractional share, LINK shall pay to each former holder of Partners Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of LINK Common Stock on the NASDAQ Capital Market (the “NASDAQ”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Partners Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of LINK Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of Partners Common Stock for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of Partners Common Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of LINK Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the LINK Common Stock deliverable in respect of each former share of Partners Common Stock that such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of LINK, Partners, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Partners Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) LINK shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of LINK Common Stock, any dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of Partners Common Stock or Partners Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of Tax law. To the extent that amounts are so withheld by LINK or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Partners Common Stock or Partners Equity Awards in respect of which the deduction and withholding was made by LINK or the Exchange Agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by

LINK or the Exchange Agent, the posting by such person of a bond in such amount as LINK or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of LINK Common Stock and any cash in lieu of fractional shares, and dividends of distributions, deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARTNERS

Except (a) as disclosed in the disclosure schedule delivered by Partners to LINK concurrently herewith (the “Partners Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Partners Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Partners that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Partners Reports filed by Partners after January 1, 2021 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Partners hereby represents and warrants to LINK as follows:

3.1 Corporate Organization.

(a) Partners is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Partners has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Partners is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Partners. As used in this Agreement, “Material Adverse Effect” means, with respect to LINK, Partners or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations (including the Pandemic Measures) of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood and agreed that the foregoing in this subclause (E) shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(l), 4.3(b), 4.4 or 4.11(k) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso) or (G) the expenses incurred by Partners or LINK in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or Covid-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to a Pandemic; “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act; and “Significant Subsidiaries” shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated under the Exchange Act. True and complete copies of the Partners Certificate and the Partners Amended and Restated Bylaws, as in effect as of the date of this Agreement, have previously been made available by Partners to LINK.

(b) TBOD is a Delaware state chartered member bank, validly existing and in good standing under the laws of the State of Delaware. The deposits of TBOD are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (the “DIF”) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

(c) VPB is a Virginia state chartered member bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. The deposits of VPB are insured by the FDIC through the DIF to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

(d) Each Subsidiary of Partners (a “Partners Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Partners and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Partners to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. Other than TBOD, VPB and those Subsidiaries set forth in Section 3.1(d) of the Partners Disclosure Schedule, there are no Partners Subsidiaries. True and complete copies of the organizational documents of each Partners Subsidiary as in effect as of the date of this Agreement have previously been made available by Partners to LINK. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Partners other than the Partners Subsidiaries.

3.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Partners consists of 39,990,549 shares of Partners Common, 9,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A of Partners (“Partners Series A Preferred Stock”) and 451 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B of Partners (“Partners Series B Preferred Stock”). As of the date hereof, there are (i) 17,985,577 shares of Partners Common Stock issued and outstanding, (ii) no shares of Partners Common Stock held in treasury, (iii) 81,347 shares of Partners Common Stock reserved for issuance upon the exercise of the outstanding Partners Stock Options, (iv) 18,669 shares of Partners Common Stock outstanding in respect of Partners Restricted Stock Awards and no shares of Partners Common Stock reserved for issuance upon the settlement of outstanding restricted stock units, (v) no preferred shares of Partners Series A Preferred Stock outstanding, (vi) no preferred shares of Partners Series B Preferred Stock outstanding and (vii) no other shares of capital stock or other equity securities of Partners issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Partners Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Partners may vote. Except as set forth on Section 3.2(a) of the Partners Disclosure Schedule, no trust preferred or subordinated debt securities of Partners are issued or outstanding. Other than Partners Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Partners, or contracts, commitments, understandings or arrangements by which Partners may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Partners, or that otherwise obligate Partners to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Partners is a party or is bound with respect to the voting or transfer of Partners Common Stock or other equity interests of Partners, other than the Partners Support Agreements. Section 3.2(a) of Partners Disclosure Schedule sets forth a true, correct and complete list of all Partners Equity Awards issued and outstanding under each Partners Equity Plan specifying, on a holder-by-holder basis, the (A) name of each holder, (B) number of shares subject to each such Partners Equity Award, (C) grant date of each such Partners Equity Award, (D) vesting schedule for each such Partners Equity Award, (E) exercise price for each such Partners Equity Award that is a Partners Stock Option, and (F) expiration date for each such Partners Equity Award that is a Partners Stock Option. Other than the Partners Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Partners or any of its Subsidiaries) are outstanding.

(b) Partners owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Partners Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Partners Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Partners has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Mergers) have been duly and validly approved by the Board of Directors of Partners. The Board of Directors of Partners has (i) determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable, fair to and in the best interests of Partners and its shareholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) has directed that this Agreement and the transactions contemplated hereby be submitted to Partners’ shareholders for approval at a duly called and convened meeting of such shareholders, (iv) has recommended that the shareholders of Partners approve this Agreement and the transactions contemplated hereby and (v) has approved resolutions to the foregoing effect. Except for (i) the approval of this Agreement by the affirmative vote of the holders of at least two-thirds of all of the votes entitled to be cast at the Partners Meeting by the holders of shares entitled to vote thereon (the “Requisite Partners Vote”), (ii) the authorization of the execution of the Bank Merger Agreements by the Boards of Directors of TBOD and VPB, as applicable, and the approval of the Bank Merger Agreements by Partners as the sole shareholder of TBOD and VPB and (iii) if applicable, an advisory (non-binding) vote on the compensation that may be paid or become payable to Partners’ named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement, no other corporate proceedings on the part of Partners are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Partners and (assuming due authorization, execution and delivery by LINK) constitutes a valid and binding obligation of Partners, enforceable against Partners in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by Partners nor the consummation by Partners of the transactions contemplated hereby (including the Merger and the Bank Mergers), nor compliance by Partners with any of the terms or provisions hereof, will (i) violate any provision of the Partners Certificate or the Partners Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Partners or any of its Subsidiaries or any of their respective properties or assets or (y) except as set forth in Section 3.3(b)(ii)(y) of the Partners Disclosure Schedule, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Partners or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Partners or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Partners.

(c) The Board of Directors of TBOD has approved the TBOD Bank Merger Agreement. Partners, as the sole shareholder of TBOD, has approved the TBOD Bank Merger Agreement, and the TBOD Bank Merger Agreement has been duly executed by TBOD and (assuming due authorization, execution and delivery by LINKBANK) constitutes a valid and binding obligation of TBOD, enforceable against TBOD in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(d) The Board of Directors of VPB has approved the VPB Bank Merger Agreement. Partners, as the sole shareholder of VPB, has approved the VPB Bank Merger Agreement, and the VPB Bank Merger Agreement has been duly executed by VPB and (assuming due authorization, execution and delivery by LINKBANK) constitutes a valid and binding obligation of VPB, enforceable against VPB in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices with the NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the FDIC, including under the Bank Merger Act (12 USC 1828(c)) and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the Pennsylvania Department of Banking and Securities (the “PDOBS”) and approval of such applications, filings and notices, (e) the filing of applications, filings and notices, as applicable, with (i) the Delaware Office of the State Bank Commissioner (the “DE Bank Commissioner”) under the Riegle-Neal Interstate Banking and Branching Efficiency Act (the “Riegle-Neal Act”) and such other banking Laws as may be required in connection with the TBOD Bank Merger, and approval of such applications, filings and notices, (ii) the Virginia Bureau of Financial Institutions (the “VA BFI”) under the Riegle-Neal Act and such other banking Laws as may be required in connection with the VPB Bank Merger, and approval of such applications, filings and notices, (iii) the Maryland Office of the Commissioner of Financial Regulation (the “MD OCFR”) under the Maryland Financial Institutions Code section 5-903(c), (iv) the New Jersey Department of Banking and Insurance (the “New Jersey Department”) under the Riegle-Neal Act and such other banking Laws as may be required in connection with the TBOD Bank Merger, and approval of such applications, filings and notices; and (v) and such other banking Laws as may be required in connection with the transactions contemplated hereby, and approval of such applications, filings and notices, (f) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of Partners’ shareholders and LINK’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by LINK in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (g) the filing of the Certificates of Merger with the Pennsylvania Department pursuant to the PBCL and with the Maryland SDAT pursuant to the MGCL, as applicable, and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law and (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of LINK Common Stock pursuant to this Agreement and the approval of the listing of such LINK Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Partners of this Agreement, (ii) the consummation by Partners of the Merger and the other transactions contemplated hereby, (iii) the execution and delivery by each of TBOD and VPB of the TBOD Bank Merger Agreement and VPB Bank Merger Agreement, respectively or (iv) the consummation by each of the TBOD and VPB of the TBOD Bank Merger and VPB Bank Merger, respectively. As of the date hereof, Partners is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Mergers on a timely basis.

3.5 Reports.

(a) Except as set forth on Section 3.5(a) of the Partners Disclosure Schedule, Partners and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2019 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (an “SRO”) ((i) – (vi), collectively, “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Partners. Subject to Section 9.14, except as set forth on

Section 3.5(a) of the Partners Disclosure Schedule (i) other than normal examinations conducted by a Regulatory Agency in the ordinary course of business of Partners and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Partners, investigation into the business or operations of Partners or any of its Subsidiaries since January 1, 2019, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Partners or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Partners or any of its Subsidiaries since January 1, 2019, in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by Partners to the SEC since December 31, 2019 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Partners Reports”) is publicly available. No such Partners Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Partners Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Partners has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Partners Reports.

3.6 Financial Statements.

(a) The financial statements of Partners and its Subsidiaries included (or incorporated by reference) in the Partners Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Partners and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Partners and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Partners and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2019, no independent public accounting firm of Partners has resigned (or informed Partners that it intends to resign) or been dismissed as independent public accountants of Partners as a result of, or in connection with, any disagreements with Partners on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of VPB and TBOD included in the consolidated reports of condition and income (call reports) of VPB and TBOD complied, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners, neither Partners nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Partners included in its Quarterly Report on

Form 10-Q for the quarter ended September 30, 2022 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2022, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Partners and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Partners or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Partners. Partners (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Partners, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Partners by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Partners’ outside auditors and the audit committee of Partners’ Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect Partners’ ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Partners’ internal controls over financial reporting. Any such disclosures were made in writing by management to Partners’ auditors and audit committee and true, correct and complete copies of such disclosures have been made available to LINK. To the knowledge of Partners, there is no reason to believe that Partners’ outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for so long as this Agreement continues in existence.

(d) Since January 1, 2019, (i) neither Partners nor any of its Subsidiaries, nor, to the knowledge of Partners, any director, officer, auditor, accountant or representative of Partners or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Partners or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Partners or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Partners or any of its Subsidiaries, whether or not employed by Partners or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Partners or any of its officers, directors, employees or agents to the Board of Directors of Partners or any committee thereof or, to the knowledge of Partners, to any director or officer of Partners.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners, Partners has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program administered by the Small Business Administration, including applicable guidance, in connection with its participation in the Paycheck Protection Program.

3.7 Broker’s Fees. With the exception of the engagement of Piper Sandler & Co. (“Piper Sandler”), neither Partners nor any Partners Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. Partners has disclosed to LINK as of the date hereof the aggregate fees provided for in connection with the engagement by Partners of Piper Sandler related to the Merger and the other transactions contemplated hereby.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2021, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners.

(b) Except as set forth on Section 3.8(b) of the Partners Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2021, Partners and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

3.9 Legal Proceedings.

(a) Except as set forth in Section 3.9(a) of the Partners Disclosure Schedule, neither Partners nor any of its Subsidiaries is a party to any, and there are no pending or, to Partners’ knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Partners or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Partners, any of its Subsidiaries or the assets of Partners or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to Partners and its Subsidiaries, taken as a whole.

3.10 Taxes and Tax Returns.

(a) Each of Partners and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of Partners and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Partners and its Subsidiaries included (or incorporated by reference) in Partners Reports (including the related notes, where applicable). Each of Partners and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where Partners or any of its Subsidiaries does not file Tax Returns that Partners or such subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no Liens for Taxes on any of the assets of Partners or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e) Neither Partners nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Partners and its Subsidiaries or the assets of Partners and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither Partners nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non- U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(g) Neither Partners nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Partners and its Subsidiaries). Neither Partners nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which Partners was the common parent) or (ii) any liability for the Taxes of any person (other than Partners or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

(h) Neither Partners nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

(i) Neither Partners nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

(j) As used in this Agreement, the term “Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, escheat and unclaimed property, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

(k) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

(l) Neither Partners nor any of its Subsidiaries has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any “applicable taxes” under IRS Notice 2020-65, (ii) claimed any Tax credits under both (a) Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and (b) Section 2301 of the CARES Act, or (iii) sought, nor intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

3.11 Employees and Employee Benefit Plans.

(a) Section 3.11(a) of Partners Disclosure Schedule sets forth a true, correct and complete list of all Partners Benefit Plans. For purposes hereof, “Partners Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, whether funded or unfunded, and all other material pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, restricted stock unit, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Partners or any Subsidiary or any trade or business of Partners or any of its Subsidiaries, whether or not incorporated, all of which together with Partners would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Partners ERISA Affiliate”), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Partners or any of its Subsidiaries or any Partners ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Partners or any of its Subsidiaries or any Partners ERISA Affiliate.

(b) Partners has made available to LINK true, correct and complete copies of the following documents with respect to each of Partners Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Partners Benefit Plan, (iii) where any Partners Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any Partners Benefit Plan, (vi) the most recently prepared actuarial report for each Partners Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(c) Each Partners Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all laws, including ERISA and the Code. Neither Partners nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Partners Benefit Plan, and neither Partners nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Each Partners Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Partners Qualified Plans”) has received a favorable determination letter or opinion letter from the IRS, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Partners, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Partners Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. Except as set forth in Section 3.11(d) of Partners Disclosure Schedule, no trust funding any Partners Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Partners Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and cannot reasonably be expected to result in material liability to Partners or any of its Subsidiaries or any employee of Partners or any of its Subsidiaries.

(f) With respect to each Partners Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such Partners Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Partners Benefit Plan’s actuary with respect to such Partners Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Partners Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Partners or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Partners Benefit Plan.

(g) None of Partners, its Subsidiaries nor any Partners ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan is subject to Section 413(c) of the Code or that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Partners and its Subsidiaries nor any Partners ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Neither Partners nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All contributions required to be made to any Partners Benefit Plan by law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Partners Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Partners.

(j) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Partners’ knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim, lawsuit or arbitration, against Partners Benefit Plans, any fiduciaries thereof with respect to their duties to Partners Benefit Plans or the assets of any of the trusts under any of Partners Benefit Plans that could reasonably be expected to result in any material liability of Partners or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Partners Benefit Plan, or any other party.

(k) To the knowledge of Partners, none of Partners and its Subsidiaries nor any Partners ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of Partners Benefit Plans or their related trusts, Partners, any of its Subsidiaries, any Partners ERISA Affiliate or any person that Partners or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as set forth in Section 3.11(l) of Partners Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or as a result of such transactions in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of Partners or any of its Subsidiaries, or result in any limitation on the right of Partners or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Partners Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth in Section 3.11(l) of Partners Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Partners or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Partners nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Partners or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) Except as set forth in Section 3.11(m) of Partners Disclosure Schedule, no Partners Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(n) There are no pending or, to Partners’ knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Partners or any of its Subsidiaries, or any strikes or other material labor disputes against Partners or any of its Subsidiaries. Neither Partners nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Partners or any of its Subsidiaries and, to the knowledge of Partners, there are no organizing efforts by any union or other group seeking to represent any employees of Partners or any of its Subsidiaries and no employees of Partners or any of its Subsidiaries are represented by any labor organization.

(o) To the knowledge of Partners, no current or former employee or independent contractor of Partners or any of its Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation, including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation, (“Restrictive Covenant”) or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation, to: (i) Partners or any of its Subsidiaries or (ii) any former employer or engager of any such individual relating to (A) the right of any such individual to work for Partners or any of its Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.

(p) Neither Partners nor any of its Subsidiaries is party to any settlement agreement with a current or former director or officer, employee or independent contractor of Partners or any of its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either a director or officer of Partners or any of its Subsidiaries. To the knowledge of Partners, since December 31, 2017, no allegations of sexual harassment or sexual misconduct have been made against any director or officer of Partners or any of its Subsidiaries.

(q) To the knowledge of Partners, no employee of Partners or any of its Subsidiaries with annual compensation in excess of $100,000 intends to terminate his or her employment relationship.

3.12 Compliance with Applicable Law. Partners and each of its Subsidiaries hold, and have at all times since January 1, 2019, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Partners, and, to the knowledge of Partners, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Partners and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable federal, state, local or foreign law, statute, order, constitution, treaty, convention, ordinance, code, decree, rule, regulation, judgment, writ, injunction, policy, permit, authorization or common law or agency requirement (“Laws”) of any Governmental Entity relating to Partners or any of its Subsidiaries, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, Title 5 of the Delaware Code, Title 6.2 of the Virginia Code and all agency requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans. Each of Partners’ Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better, and no such Subsidiary anticipates that a current “satisfactory” or better rating will be reduced. Without limitation, none of Partners or any of its Subsidiaries, or to the knowledge of Partners, no director, officer, employee, agent or other person acting on behalf of Partners or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Partners or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Partners or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Partners or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Partners or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Partners or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Partners or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Partners: (i) Partners and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Partners, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of Partners Disclosure Schedule, as of the date hereof, neither Partners nor any of its Subsidiaries is a party to or bound by any contract, agreement, arrangement, commitment or understanding (whether written or oral):

(i) with respect to the employment of any directors, officers, or employees that requires the payment of more than $100,000 annually in total cash compensation which is not terminable on 60 or fewer days’ notice by Partners or a Subsidiary without the payment of severance;

(ii) that, upon the execution or delivery of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from LINK, Partners, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof;

(iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(iv) that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Partners or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business;

(v) with or to a labor union or guild (including any collective bargaining agreement);

(vi) any of the benefits of which (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vii) that relates to the incurrence of indebtedness by Partners or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Banks and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $250,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Partners or its Subsidiaries;

(ix) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $75,000 per annum (other than any such contracts which are terminable by Partners or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(x) that includes an indemnification obligation of Partners or any of its Subsidiaries with a maximum potential liability in excess of $75,000; or

(xi) that involves aggregate payments or receipts by or to Partners or any of its Subsidiaries in excess of $50,000 in any twelve-month period, other than those terminable on sixty (60) days or less notice without payment by Partners or any Subsidiary of Partners of any material penalty.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) whether or not set forth in Partners Disclosure Schedule, is referred to herein as a “Partners Contract”, and neither Partners nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Partners Contract by any of the parties thereto.

(b) Partners has made available to LINK a true, correct and complete copy of each written Partners Contract and each written amendment to any Partners Contract. Section 3.13(b) of Partners Disclosure Schedule sets forth a true, correct and complete description of any oral Partners Contract and any oral amendment to any Partners Contract.

(c) Each Partners Contract is valid and binding on Partners or one of its Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Partners. Each Partners Contract is enforceable against Partners or the applicable Subsidiary and, to the knowledge of Partners, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Partners and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Partners Contract. To the knowledge of Partners, each third-party counterparty to each Partners Contract has in all material respects performed all obligations required to be performed by it under such Partners Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Partners or any of its Subsidiaries under any such Partners Contract. Neither Partners nor any Subsidiary of Partners has received or delivered any notice of cancellation or termination of any Partners Contract.

3.14 Agreements with Regulatory Agencies. Subject to Section 9.14, neither Partners nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Partners Disclosure Schedule, a “Partners Regulatory Agreement”), nor has Partners or any of its Subsidiaries been advised in writing, or to Partners’ knowledge, orally, since January 1, 2019, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Partners Regulatory Agreement, nor does Partners believe that any such Partners Regulatory Agreement is likely to be initiated, ordered or requested. Partners and its Subsidiaries are in compliance in all material respects with each Partners Regulatory Agreement to which it is a party or is subject. Partners and its Subsidiaries have not received any notice from any Governmental Entity indicating that Partners or its Subsidiaries is not in compliance in any material respect with any Partners Regulatory Agreement.

3.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Partners, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Partners, any of its Subsidiaries or for the account of a customer of Partners or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Partners or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Partners and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Partners’ knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Partners, Partners and its Subsidiaries are in compliance, and have complied since January 1, 2019, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Partners, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Partners or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Partners, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners. To the knowledge of Partners, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners. Partners is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Partners.

3.17 Investment Securities and Commodities.

(a) Each of Partners and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Partners Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Partners or its Subsidiaries. Such securities and commodities are valued on the books of Partners in accordance with GAAP in all material respects.

(b) Partners and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Partners believes are prudent and reasonable in the context of such businesses, and Partners and its Subsidiaries have, since January 1, 2019, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, Partners has made available to LINK the material terms of such policies, practices and procedures.

3.18 Real Property.

(a) Section 3.18(a) of Partners Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all the real property owned by Partners and its Subsidiaries (collectively, “Partners Owned

Properties”). Partners has good and marketable title to all Partners Owned Property (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2, free and clear of all Liens (except statutory Liens securing payments not yet due, Liens for real property Taxes not yet due and payable), easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”).

(b) Section 3.18(b) of Partners Disclosure Schedule sets forth as of the date hereof, a true, correct and complete list of all the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which Partners or any of its Subsidiaries is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by Partners or any of its Subsidiaries on the date hereof (collectively, the “Partners Leased Real Property”), whether in Partners’ or any of its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be (the “Partners Real Estate Leases”). Partners or its Subsidiaries has valid leasehold interests in the Partners Leased Real Property, free and clear of all Liens, except Permitted Encumbrances. Each Partners Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of Partners, the lessor, and (ii) enforceable against Partners or the applicable Subsidiary and, to the knowledge of Partners, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Partners and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Partners Real Estate Lease, and to the knowledge of Partners, each counterparty to each Partners Real Estate Lease has in all material respects performed all obligations required to be performed by it under such Partners Real Estate Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Partners or any of its Subsidiaries under any Partners Real Estate Lease. Partners has made available to LINK a true, correct and complete copy of each written Partners Real Estate Lease and each written amendment to any Partners Real Estate Lease.

(c) Neither Partners nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Partners Owned Property or Partners Leased Real Property. There are no pending or, to the knowledge of Partners, threatened condemnation proceedings against the Partners Owned Property or Partners Leased Real Property.

3.19 Intellectual Property; Company Systems.

(a) Partners and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Partners, (a) (i) the use of any Intellectual Property by Partners and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Partners or any Partners Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of Partners, no person has asserted in writing to Partners that Partners or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Partners, infringing on or otherwise violating, any right of Partners or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Partners or its Subsidiaries, and (c) neither Partners nor any Partners Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Partners or any Partners Subsidiary, and Partners and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Partners and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

(b) The computer, information technology and data processing systems, facilities and services used by Partners or any Partners Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Partners Systems”), are reasonably sufficient for the conduct of the respective businesses of Partners and Partners Subsidiaries as currently conducted and Partners Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of Partners and Partners Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Partners. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Partners, to the knowledge of Partners, since January 1, 2019, no third party has gained unauthorized access to any Partners Systems owned or controlled by Partners or any of Partners Subsidiaries. Partners and Partners Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect Partners Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of Partners and Partners Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of Partners and Partners Subsidiaries.

(c) Each of Partners and Partners Subsidiaries has (i) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.

(d) Since January 1, 2019, neither Partners nor any of its Subsidiaries have (i) suffered any material personal data breach or material cybersecurity incident, (ii) received any written notice, request or other communication from any supervisory authority or any regulatory authority relating to any material breach or alleged material breach of their obligations under Laws related to data protection and/or privacy, (iii) received any written claim, complaint or other communication from any data subject or other person claiming a right to compensation under (or alleging breach of ) any Laws related to data protection and/or privacy or (iv) experienced circumstances that could reasonably be expected to give rise to any of the consequences in the foregoing subclauses (i)-(iii) (inclusive).

3.20 Related Party Transactions. Except as set forth in Section 3.20 of the Partners Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, agreements, arrangements or understandings (other than (x) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (y) reimbursement of customary and reasonable expenses incurred on behalf of Partners and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of Partners made available to LINK and (z) benefits due under any Partners Benefit Plan), between or among (a) Partners or any of its Subsidiaries, on the one hand, and (b) (i) any (x)

current or former director, president, vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or other officer or person who performs a policy-making function, in each case, of Partners or any of its Subsidiaries or (y) person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Partners Common Stock or (ii) any affiliate or immediate family member of any person referenced in clause (y), on the other hand.

3.21 State Takeover Laws. No “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder,” “affiliate transactions” or similar provision of any state anti-takeover Law (any such laws, “Takeover Statutes”) is applicable to this Agreement, the Partners Support Agreements, the Merger, the Bank Mergers or any of the other transactions contemplated by this Agreement under the MGCL or any other Law. With respect to the transactions contemplated hereby, no holder of the capital stock of Partners is entitled to exercise any appraisal rights under the MGCL or any successor statute, or any similar dissenter’s or appraisal rights.

3.22 Reorganization. Partners has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of Partners has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Piper Sandler to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of Partners Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Partners Information. The information relating to Partners and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Partners and its Subsidiaries that is provided by Partners or its representatives for inclusion in any other document filed with any Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to LINK or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.25(a) of the Partners Disclosure Schedule, neither Partners nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) with any borrower (each, a “Borrower”) in which Partners or any Subsidiary of Partners is a creditor which as of December 31, 2022, had an outstanding balance plus unfunded commitments, if any (collectively, the “Total Borrower Commitment”), of $100,000 or more and under the terms of which the Borrower was, as of December 31, 2022, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of Partners or any of its Subsidiaries, or to the knowledge of Partners, any affiliate of any of the foregoing. Set forth in Section 3.25(a) of the Partners Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Partners and its Subsidiaries that, as of December 31, 2022, were classified by Partners as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of

Partners or any of its Subsidiaries that, as of December 31, 2022, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Section 3.25(b) of the Partners Disclosure Schedule sets forth a true, correct and complete list, as of December 31, 2022, of each Loan of Partners or any of its Subsidiaries that is structured as a participation interest in a Loan originated by another person (each, a “Loan Participation”), including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Partners, each Loan of Partners and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Partners and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(d) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Partners, each outstanding Loan of Partners or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Partners and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(e) None of the agreements pursuant to which Partners or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) There are no outstanding Loans made by Partners or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Partners or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g) Since January 1, 2019, neither Partners nor any of its Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26 Insurance.

(a) Partners and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Partners reasonably has determined to be prudent and consistent with industry practice, and Partners and its Subsidiaries are in compliance in all material respects with their insurance policies, each of which is listed in Section 3.26(a) of the Partners Disclosure Schedule, and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Partners and its Subsidiaries, Partners or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

(b) Section 3.26(b) of the Partners Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Partners Bank or its Subsidiaries, including the value of its BOLI. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in Partners Reports in accordance with GAAP.

3.27 Subordinated Indebtedness. Partners has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 3.27 of the Partners Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

3.28 No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a) No Partners Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b) No Partners Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of Partners is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.

3.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Partners in this Article III, neither Partners nor any other person makes any express or implied representation or warranty with respect to Partners, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Partners hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Partners nor any other person makes or has made any representation or warranty to LINK or any of its affiliates or representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to Partners, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Partners in this Article III, oral or written information presented to LINK or any of its affiliates or representatives in the course of their due diligence investigation of Partners, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Partners acknowledges and agrees that neither LINK nor any other person has made or is making any express or implied representation or warranty with respect to LINK, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF LINK

Except (a) as disclosed in the disclosure schedule delivered by LINK to Partners concurrently herewith (the “LINK Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the LINK Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by LINK that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any LINK Reports filed by LINK after January 1, 2021 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any

“forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), LINK hereby represents and warrants to Partners as follows:

4.1 Corporate Organization.

(a) LINK is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is a bank holding company duly registered under the BHC Act. LINK has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. LINK is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LINK. True and complete copies of the LINK Articles and the LINK Bylaws as in effect as of the date of this Agreement, have previously been made available by LINK to Partners.

(b) Each Subsidiary of LINK (a “LINK Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on LINK, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of LINK to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of LINK that is an insured depository institution are insured by the FDIC through the DIF to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. There are no Subsidiaries of LINK other than LINKBANK that have or are required to have deposit insurance. Section 4.1(b) of the LINK Disclosure Schedule sets forth a true and complete list of all Subsidiaries of LINK as of the date hereof. True and complete copies of the organizational documents of each LINK Subsidiary as in effect as of the date of this Agreement have previously been made available by LINK to Partners. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of LINK other than the LINK Subsidiaries.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of LINK consists of 25,000,000 shares of LINK Common Stock and 5,000,000 shares of preferred stock, no par value (the “LINK Preferred Stock”). As of the date hereof, there are (i) 16,221,692 shares of LINK Common Stock outstanding, (ii) no shares of LINK Common Stock held in treasury, (iii) 484,800 shares of LINK Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of LINK Common Stock granted under the LINK Stock Plans (“LINK Stock Options”), (iv) 1,537,484 shares of LINK Common Stock reserved for issuance upon the exercise of outstanding warrants to purchase shares of LINK Common Stock (“LINK Warrants” and, together with the LINK Stock Options, the “LINK Equity Awards”), 1,355,500 shares of LINK Common Stock reserved for issuance under LINK Stock Plans and (v) no shares of LINK Preferred Stock outstanding. As of the date of this Agreement, there are no other shares of capital stock or other equity or voting securities of LINK issued, reserved for issuance or outstanding. As used herein, the “LINK Stock Plans” means the LINK 2019 Equity Incentive Plan, the LINK 2022 Equity Incentive Plan, the LINKBANCORP Dividend Reinvestment and Stock Purchase Plan and the LINKBANCORP, Inc. 2022 Employee Stock Purchase Plan. All of the issued and outstanding shares of LINK Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of LINK may vote. Except as set forth on Section 4.2(a) of the LINK Disclosure Schedule, no trust preferred or subordinated debt securities of LINK are issued or outstanding. Other than LINK Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in LINK, or contracts, commitments, understandings or arrangements by which LINK may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in LINK, or that otherwise obligate LINK to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which LINK is a party or is bound with respect to the voting or transfer of LINK Common Stock or other equity interests of LINK other than the LINK Support Agreements.

(b) LINK owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the LINK Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No LINK Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) LINK has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger, the Bank Mergers and the Charter Amendment) have been duly and validly approved by the Board of Directors of LINK. The Board of Directors of LINK has (i) determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable, fair to and in the best interests of LINK and its shareholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) has directed that the Agreement and the transactions contemplated hereby be submitted to LINK’s shareholders for approval at a duly called and convened meeting of such shareholders, (iv) has recommended that its shareholders approve the Agreement and the transactions contemplated hereby and (v) has adopted resolutions to the foregoing effect. Except for (i) the approval of the Agreement by a majority of all the votes cast by the holders of outstanding LINK Common Stock at a meeting of the shareholders of LINK at which a quorum exists, (ii) the approval of the issuance of shares of LINK Common Stock in connection with the Merger as contemplated by this Agreement by a vote of the majority of all votes cast at a meeting of the shareholders of LINK and (iii) the approval of the Charter Amendment by a vote of the majority of all votes cast at a meeting of the shareholders of LINK (collectively, the approvals in clauses (i), (ii) and (iii), the “Requisite LINK Vote”), (iv) the authorization of the execution of the Bank Merger Agreements by the Board of Directors of LINKBANK and the approval of the Bank Merger Agreements by LINK as LINKBANK’s sole shareholder and (v) the adoption of resolutions to give effect to the provisions of Section 6.13 in connection with the Closing, no other corporate proceedings on the part of LINK is necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by LINK and (assuming due authorization, execution and delivery by Partners) constitutes a valid and binding obligation of LINK, enforceable against LINK in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of LINK Common Stock to be issued in the Merger have been validly authorized

(subject to receipt of the Requisite LINK Vote), when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of LINK will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by LINK, nor the consummation by LINK of the transactions contemplated hereby (including the Merger and the Bank Mergers), nor compliance by LINK with any of the terms or provisions hereof, will (i) violate any provision of the LINK Articles or LINK Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to LINK, any of the LINK Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of LINK or any of the LINK Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which LINK or any of the LINK Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LINK.

4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices with the NASDAQ, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the FDIC, including under the Bank Merger Act (12 USC 1828(c)) and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the PDOBS and approval of such applications, filings and notices, (e) the filing of applications, filings and notices, as applicable, with (i) the DE Bank Commissioner under the Riegle-Neal Act and such other banking Laws as may be required in connection with the TBOD Bank Merger, and approval of such applications, filings and notices, (ii) the VA BFI under the Riegle-Neal Act and such other banking Laws as may be required in connection with the VPB Bank Merger, and approval of such applications, filings and notices, (iii) the MD OCFR under the Maryland Financial Institutions Code section 5-903(c), (iv) the New Jersey Department under the Riegle-Neal Act and such other banking Laws as may be required in connection with the TBOD Bank Merger, and approval of such applications, filings and notices; and (v) and such other banking Laws as may be required in connection with the transactions contemplated hereby, and approval of such applications, filings and notices, (f) the filing with the SEC of the Joint Proxy Statement and of the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (g) the filing of the Charter Amendment and the Certificate of Merger with the Pennsylvania Department pursuant to the PBCL, the filing of the Certificate of Merger with the Maryland SDAT pursuant to the MGCL, and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law and (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of LINK Common Stock pursuant to this Agreement and the approval of the listing of such LINK Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by LINK of this Agreement, (ii) the consummation by LINK of the Merger and the other transactions contemplated hereby, (iii) the execution and delivery by LINKBANK of the TBOD Bank Merger Agreement and the VPB Bank Merger Agreement or (iv) the consummation by LINKBANK of the TBOD Bank Merger and the VPB Bank Merger. As of the date hereof, LINK is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Mergers on a timely basis.

4.5 Reports.

(a) Except as set forth on Section 4.5(a) of the LINK Disclosure Schedule, LINK and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2020 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LINK. Subject to Section 9.14, (i) other than normal examinations conducted by a Regulatory Agency in the ordinary course of business of LINK and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of LINK, investigation into the business or operations of LINK or any of its Subsidiaries since January 1, 2020, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of LINK or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of LINK or any of its Subsidiaries since January 1, 2020; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by LINK to the SEC since December 31, 2019 pursuant to the Securities Act or the Exchange Act (the “LINK Reports”) is publicly available. No such LINK Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all LINK Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of LINK has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the LINK Reports.

4.6 Financial Statements.

(a) The financial statements of LINK and its Subsidiaries included (or incorporated by reference) in the LINK Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of LINK and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of LINK and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of LINK and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2019, no independent public accounting firm of LINK has resigned (or informed LINK that it intends to resign) or been dismissed as independent public accountants of LINK as a result of, or in connection with, any disagreements with LINK on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of LINKBANK included in the consolidated reports of condition and income (call reports) of LINKBANK complied, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK, neither LINK nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of LINK included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2022, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of LINK and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of LINK or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on LINK. LINK (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to LINK, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of LINK by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to LINK’s outside auditors and the audit committee of LINK’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect LINK’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in LINK’s internal controls over financial reporting. Any such disclosures were made in writing by management to LINK’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to Partners. To the knowledge of LINK, there is no reason to believe that LINK’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for so long as this Agreement continues in existence.

(d) Since January 1, 2019, (i) neither LINK nor any of its Subsidiaries, nor, to the knowledge of LINK, any director, officer, auditor, accountant or representative of LINK or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of LINK or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that LINK or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing LINK or any of its Subsidiaries, whether or not employed by LINK or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by LINK or any of its officers, directors, employees or agents to the Board of Directors of LINK or any committee thereof or, to the knowledge of LINK, to any director or officer of LINK.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK, LINK has complied with all requirements of the CARES Act and the Paycheck Protection Program administered by the Small Business Administration, including applicable guidance, in connection with its participation in the Paycheck Protection Program.

4.7 Broker’s Fees. With the exception of the engagement of Stephens Inc. (“Stephens”), neither LINK nor any LINK Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. LINK has disclosed to Partners as of the date hereof the aggregate fees provided for in connection with the engagement by LINK of Stephens related to the Merger and the other transactions contemplated hereby.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2021, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK.

(b) Except as set forth on Section 4.8(b) of the LINK Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2021, LINK and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

4.9 Legal Proceedings.

(a) Except as set forth in Section 4.9(a) of the LINK Disclosure Schedule, neither LINK nor any of its Subsidiaries is a party to any, and there are no pending or, to LINK’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against LINK or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon LINK, any of its Subsidiaries or the assets of LINK or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to LINK and its Subsidiaries, taken as a whole.

4.10 Taxes and Tax Returns(c) .

(a) Each of LINK and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of LINK and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of LINK and its Subsidiaries included (or incorporated by reference) in LINK Reports (including the related notes, where applicable). Each of LINK and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where LINK or any of its Subsidiaries does not file Tax Returns that LINK or such subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no Liens for Taxes on any of the assets of LINK or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e) Neither LINK nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of LINK and its Subsidiaries or the assets of LINK and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither LINK nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the

Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non- U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(g) Neither LINK nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among LINK and its Subsidiaries). Neither LINK nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which LINK was the common parent) or (ii) any liability for the Taxes of any person (other than LINK or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

(h) Neither LINK nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

(i) Neither LINK nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

(j) Neither LINK nor any of its Subsidiaries has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any “applicable taxes” under IRS Notice 2020-65, (ii) claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and Section 2301 of the CARES Act, or (iii) sought, nor intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

4.11 Employees and Employee Benefit Plans.

(a) For purposes of this Agreement, “LINK Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all other material pension, benefit, retirement, bonus, stock option, stock purchase, employee stock ownership, restricted stock, restricted stock unit, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which LINK or any Subsidiary or any trade or business of LINK or any of its Subsidiaries, whether or not incorporated, all of which together with LINK would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “LINK ERISA Affiliate ”) is a party or has or could reasonably be expected to have any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by LINK or any of its Subsidiaries for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of LINK or any of its LINK ERISA Affiliates.

(b) LINK has made available to Partners true, correct, and complete copies of the following documents with respect to each of the LINK Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any LINK Benefit Plan, (iii) where any LINK Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the IRS for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (v) the most recently received IRS determination letter, if any, relating to any LINK Benefit Plan, (vi) the most recently prepared actuarial report for each LINK Benefit Plan (if applicable) for each of the last three (3) years and (vii) copies of material notices, letters or other correspondence with the IRS, the DOL, or the PBGC.

(c) Each LINK Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all laws, including ERISA and the Code. Neither LINK nor any of its Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any LINK Benefit Plan, and neither LINK nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Each LINK Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “LINK Qualified Plans”) has received a favorable determination letter or opinion letter from the IRS, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of LINK, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any LINK Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any LINK Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each LINK Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and cannot reasonably be expected to result in material liability to LINK or any of its Subsidiaries or any employee of LINK or any of its Subsidiaries.

(f) With respect to each LINK Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code: (i) no such LINK Benefit Plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such LINK Benefit Plan, based on the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such LINK Benefit Plan’s actuary with respect to such LINK Benefit Plan, did not as of the latest valuation date, exceed the then current fair market value of the assets of such LINK Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by LINK or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such LINK Benefit Plan.

(g) None of LINK, its Subsidiaries nor any LINK ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of LINK and its Subsidiaries nor LINK ERISA Affiliates has incurred any liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan.

(h) Neither LINK nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or their dependents, except as required by Section 4980B of the Code.

(i) All contributions required to be made to any LINK Benefit Plan by law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any LINK Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of LINK.

(j) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to LINK’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim, lawsuit or arbitration, against the LINK Benefit Plans, any fiduciaries thereof with respect to their duties to the LINK Benefit Plans or the assets of any of the trusts under any of the LINK Benefit Plans that could reasonably be expected to result in any material liability of LINK or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any LINK Benefit Plan or any other party.

(k) To the knowledge of LINK, none of LINK and its Subsidiaries nor any LINK ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of LINK Benefit Plans or their related trusts, LINK, any of its Subsidiaries, any LINK ERISA Affiliate or any person that LINK or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as set forth in Section 4.11(l) of the LINK Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or as a result of such transactions in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of LINK or any of its Subsidiaries, or result in any limitation on the right of LINK or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any LINK Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth in Section 4.11(l) of the LINK Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by LINK or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither LINK nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require LINK or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) No LINK Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(n) There are no pending or, to LINK’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against LINK or any of its Subsidiaries, or any strikes or other material labor disputes against LINK or any of its Subsidiaries. Neither LINK nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of LINK or any of its Subsidiaries and, to the knowledge of LINK, there are no organizing efforts by any union or other group seeking to represent any employees of LINK and any of its Subsidiaries and no employees of LINK or any of its Subsidiaries are represented by any labor organization.

(o) To the knowledge of LINK, no current or former employee or independent contractor of LINK or any of its Subsidiaries is in violation in any material respect of any term of any Restrictive Covenant or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation, to: (i) LINK or any of its Subsidiaries or (ii) any former employer or engager of any such individual relating to (A) the right of any such individual to work for LINK or any of its Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.

(p) Neither LINK nor any of its Subsidiaries is party to any settlement agreement with a current or former director or officer, employee or independent contractor of LINK or any of its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either a director or officer of LINK or any of its Subsidiaries. To the knowledge of LINK, since December 31, 2017, no allegations of sexual harassment or sexual misconduct have been made against any director or officer of LINK or any of its Subsidiaries.

(q) To the knowledge of LINK, no employee of LINK or any of its Subsidiaries with annual compensation in excess of $100,000 intends to terminate his or her employment relationship.

4.12 Compliance with Applicable Law. LINK and each of its Subsidiaries hold, and have at all times since January 1, 2019, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LINK, and, to the knowledge of LINK, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. LINK and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable Laws of any Governmental Entity relating to LINK or any of its Subsidiaries, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, the Pennsylvania Banking Code of 1965 and all agency requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans. Each of LINK’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better, and no such Subsidiary anticipates that a current “satisfactory” or better rating will be reduced. Without limitation, none of LINK or any of its Subsidiaries, or to the knowledge of LINK, no director, officer, employee, agent or other person acting on behalf of LINK or any of its Subsidiaries has, directly or indirectly, (a) used any funds of LINK or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of LINK or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of LINK or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of LINK or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for LINK or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for LINK or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LINK: (i) LINK and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of LINK, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.13 Certain Contracts.

(a) Except as set forth in Section 4.13(a) of LINK Disclosure Schedule, as of the date hereof, neither LINK nor any of its Subsidiaries is a party to or bound by any contract, agreement, arrangement, commitment or understanding (whether written or oral):

(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by LINK or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business;

(iii) with or to a labor union or guild (including any collective bargaining agreement); or

(iv) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of LINK or its Subsidiaries.

Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a), whether or not set forth in LINK Disclosure Schedule, is referred to herein as a “LINK Contract”, and neither LINK nor any of its Subsidiaries knows of, or has received notice of, any material violation of any LINK Contract by any of the parties thereto.

(b) LINK has made available to Partners a true, correct and complete copy of each written LINK Contract and each written amendment to any LINK Contract. Section 4.13(b) of LINK Disclosure Schedule sets forth a true, correct and complete description of any oral LINK Contract and any oral amendment to any LINK Contract.

(c) Each LINK Contract is valid and binding on LINK or one of its Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on LINK. Each LINK Contract is enforceable against LINK or the applicable Subsidiary and, to the knowledge of LINK, the counterparty thereto (except as may be limited by the Enforceability Exceptions). LINK and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each LINK Contract. To the knowledge of LINK, each third-party counterparty to each LINK Contract has in all material respects performed all obligations required to be performed by it under such LINK Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of LINK or any of its Subsidiaries under any such LINK Contract. Neither LINK nor any Subsidiary of LINK has received or delivered any notice of cancellation or termination of any LINK Contract.

4.14 Agreements with Regulatory Agencies. Subject to Section 9.14, neither LINK nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the LINK Disclosure Schedule, a “LINK Regulatory Agreement”), nor has LINK or any of its Subsidiaries been advised in writing, or to LINK’s knowledge, orally, since January 1, 2019, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such LINK Regulatory Agreement, nor does LINK believe that any such LINK Regulatory Agreement is likely to be initiated, ordered or requested. LINK and its Subsidiaries are in compliance in all material respects with each LINK Regulatory Agreement to which it is a party or is subject. LINK and its Subsidiaries have not received any notice from any Governmental Entity indicating that LINK or its Subsidiaries is not in compliance in any material respect with any LINK Regulatory Agreement.

4.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on LINK, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of LINK, any of its Subsidiaries or for the account of a customer of LINK or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of LINK or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) LINK and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to LINK’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on LINK, LINK and its Subsidiaries are in compliance, and have complied since January 1, 2019, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of LINK any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on LINK or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against LINK, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK. To the knowledge of LINK, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK. LINK is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on LINK.

4.17 Investment Securities and Commodities.

(a) Each of LINK and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the LINK Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of LINK or its Subsidiaries. Such securities and commodities are valued on the books of LINK in accordance with GAAP in all material respects.

(b) LINK and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that LINK believes are prudent and reasonable in the context of such businesses, and LINK and its Subsidiaries have, since January 1, 2019, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, LINK has made available to Partners the material terms of such policies, practices and procedures.

4.18 Real Property.

(a) LINK has good and marketable title to all the real property owned by LINK and its Subsidiaries (collectively, “LINK Owned Properties”) (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2, free and clear of all Liens except Permitted Encumbrances.

(b) LINK or its Subsidiaries has valid leasehold interests in the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which LINK or any of its Subsidiaries is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by LINK or any of its Subsidiaries on the date hereof (collectively, the “LINK Leased Real Property”), whether in LINK’s or any of its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be (the “LINK Real Estate Leases”), free and clear of all Liens, except Permitted Encumbrances. Each LINK Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of LINK, the lessor, and (ii) enforceable against LINK or the applicable Subsidiary and, to the knowledge of LINK, the counterparty thereto (except as may be limited by the Enforceability Exceptions). LINK and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each LINK Real Estate Lease, and to the knowledge of LINK, each counterparty to each LINK Real Estate Lease has in all material respects performed all obligations required to be performed by it under such LINK Real Estate Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of LINK or any of its Subsidiaries under any LINK Real Estate Lease. LINK has made available to Partners a true, correct and complete copy of each written LINK Real Estate Lease and each written amendment to any LINK Real Estate Lease.

(c) Neither LINK nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any LINK Owned Property or LINK Leased Real Property. There are no pending or, to the knowledge of LINK, threatened condemnation proceedings against the LINK Owned Property or LINK Leased Real Property.

4.19 Intellectual Property; Company Systems.

(a) LINK and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on LINK, (a) (i) the use of any Intellectual Property by LINK and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which LINK or any LINK Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of LINK, no person has asserted in writing to LINK that LINK or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of LINK, infringing on or otherwise violating, any right of LINK or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to LINK or its Subsidiaries, and (c) neither LINK nor any LINK Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by LINK or any LINK Subsidiary, and LINK and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by LINK and its Subsidiaries.

(b) The computer, information technology and data processing systems, facilities and services used by LINK or any LINK Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “LINK Systems”), are reasonably sufficient for the conduct of the respective businesses of LINK and LINK Subsidiaries as currently conducted and LINK Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of LINK and LINK Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on LINK. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on LINK, to the knowledge of LINK, since January 1, 2019, no third party has gained unauthorized access to any LINK Systems owned or controlled by LINK or any of LINK

Subsidiaries. LINK and LINK Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect LINK Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of LINK and LINK Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of LINK and LINK Subsidiaries.

(c) Each of LINK and LINK Subsidiaries has (i) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.

(d) Since January 1, 2019, neither LINK nor any of its Subsidiaries have (i) suffered any material personal data breach or material cybersecurity incident, (ii) received any written notice, request or other communication from any supervisory authority or any regulatory authority relating to any material breach or alleged material breach of their obligations under Laws related to data protection and/or privacy, (iii) received any written claim, complaint or other communication from any data subject or other person claiming a right to compensation under (or alleging breach of ) any Laws related to data protection and/or privacy or (iv) experienced circumstances that could reasonably be expected to give rise to any of the consequences in the foregoing subclauses (i)-(iii) (inclusive).

4.20 Related Party Transactions. Except as set forth in Section 4.20 of the LINK Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, agreements, arrangements or understandings (other than (x) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (y) reimbursement of customary and reasonable expenses incurred on behalf of LINK and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of LINK made available to Partners and (z) benefits due under any LINK Benefit Plan), between or among (a) LINK or any of its Subsidiaries, on the one hand, and (b) (i) any (x) current or former director, president, vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or other officer or person who performs a policy-making function, in each case, of LINK or any of its Subsidiaries or (y) person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding LINK Common Stock or (ii) any affiliate or immediate family member of any person referenced in clause (y), on the other hand.

4.21 State Takeover Laws. No Takeover Statute is applicable to this Agreement, the LINK Support Agreements, the Merger, the Bank Mergers or any of the other transactions contemplated by this Agreement under the PBCL or any other Law. With respect to the transactions contemplated hereby, no holder of the capital stock of LINK is entitled to exercise any appraisal rights under the PBCL or any successor statute, or any similar dissenter’s or appraisal rights.

4.22 Reorganization. LINK has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of LINK has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Stephens to the effect that as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to LINK. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24 LINK Information. The information relating to LINK and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to LINK and its Subsidiaries that is provided by LINK or its representatives for inclusion in any other document filed with any Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Partners or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Partners or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 4.25(a) of the LINK Disclosure Schedule, neither LINK nor any of its Subsidiaries is a party to any written or Loans with any Borrower in which LINK or any Subsidiary of LINK is a creditor which as of December 31, 2022, had an outstanding balance plus unfunded commitments, if any Total Borrower Commitment of $100,000 or more and under the terms of which the Borrower was, as of December 31, 2022, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of LINK or any of its Subsidiaries, or to the knowledge of LINK, any affiliate of any of the foregoing. Set forth in Section 4.25(a) of the LINK Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of LINK and its Subsidiaries that, as of December 31, 2022, were classified by LINK as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of LINK or any of its Subsidiaries that, as of December 31, 2022, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Section 4.25(b) of the LINK Disclosure Schedule sets forth a true, correct and complete list, as of December 31, 2022, of each Loan of LINK or any of its Subsidiaries that is structured as a Loan Participation, including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on LINK, each Loan of LINK and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of LINK and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(d) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on LINK, each outstanding Loan of LINK or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of LINK and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(e) None of the agreements pursuant to which LINK or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) There are no outstanding Loans made by LINK or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of LINK or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g) Since January 1, 2019, neither LINK nor any of its Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

4.26 Insurance.

(a) LINK and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of LINK reasonably has determined to be prudent and consistent with industry practice, and LINK and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of LINK and its Subsidiaries, LINK or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

(b) The value of all BOLI owned by LINKBANK or its Subsidiaries is and has been fairly and accurately reflected in the most recent balance sheet included in LINK Reports in accordance with GAAP.

4.27 Subordinated Indebtedness. LINK has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 4.2(a) of the LINK Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

4.28 No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a) No LINK Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b) No LINK Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of LINK is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.

4.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by LINK in this Article IV, neither LINK nor any other person makes any express or implied representation or warranty with respect to LINK, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and LINK hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither LINK nor any other person makes or has made any representation or warranty to LINK or any of its affiliates or representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to LINK, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by LINK in this Article IV, oral or written information presented to LINK or any of its affiliates or representatives in the course of their due diligence investigation of LINK, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) LINK acknowledges and agrees that neither Partners nor any other person has made or is making any express or implied representation or warranty with respect to Partners, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in either of the Partners Disclosure Schedule or the LINK Disclosure Schedule), required by law or as consented to in writing by Partners, or Link, as the case may be (such consent not to be unreasonably withheld, conditioned or delayed), each of Partners and Link shall, and shall cause their respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects and consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Partners or LINK to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in this Section 5.1,Section 5.2 or Section 5.3 (other than Sections 5.2(b), 5.2(e) and 5.3(b) to which this sentence shall not apply), a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take in response to the Pandemic or the Pandemic Measures; provided, that such party shall provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require consent of the other party under this Section 5.1, Section 5.2 or Section 5.3.

5.2 Partners Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Partners Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including the Pandemic Measures), Partners shall not, and Partners shall not permit any of its Subsidiaries to, without the prior written consent of LINK (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Partners or any of its wholly-owned Subsidiaries to Partners or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends by Partners at a rate not in excess of $0.04 per share of Partners Common Stock, (B) dividends paid by any of the Subsidiaries of Partners to Partners or any of its wholly-owned Subsidiaries, or (C) the acceptance of shares of Partners Common Stock as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii) except as set forth on Section 5.2(b)(iii) of Partners Disclosure Schedule, grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of Partners or any of its Subsidiaries;

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of Partners or its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of Partners or its Subsidiaries, except pursuant to the exercise of Partners Stock Options or the vesting or settlement of Partners Equity Awards in accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of Partners;

(e) in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any Partners Contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms to Partners, or enter into any contract that would constitute a Partners Contract if it were in effect on the date of this Agreement;

(f) except as required under the terms of any Partners Benefit Plan existing as of the date hereof or as set forth on Section 5.2(f) of the Partners Disclosure Schedule, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) that would be a Partners Benefit Plan if in effect on the date hereof, (ii) amend (whether in writing or orally) any Partners Benefit Plan, except to comply with applicable law (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for annual base salary or wage increases for employees (other than directors or executive officers) in the ordinary course of business (including in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees), that do not exceed, with respect to any individual, five percent (5%) of such individual’s base salary or wage rate in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for bonuses to be awarded with respect to the Partners’ or any of its Subsidiaries’ 2022 and 2023 fiscal years in accordance with the terms set forth in Section 5.2(f) of the Partners Disclosure Schedule, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, except as provided in Section 5.2(f) of the Partners Disclosure Schedule, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, except as provided in Section 5.2(f) of the Partners Disclosure Schedule, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000 or (x) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of the Partners or any of its Subsidiaries;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of Partners or its Subsidiaries or the Surviving Corporation;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend its articles of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;

(j) materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(l) (i) enter into any new line of business or (ii) make, renegotiate, renew, increase, extend, modify or purchase any Loan, other than in accordance with TBOD’s and VPB’s loan policies and procedures in effect as of the date hereof, provided however, that the prior notification and approval of LINK is required for any loan made pursuant to this Section (l) that is $8.0 million or greater (consent shall be deemed given unless LINK objects within 48 hours of receiving a notification from Partners);

(m) take any action that is intended or expected to result in any of representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement;

(n) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(o) make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service Loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment thereof) or (iii) hedging, in each case, except as required by Law or requested by a Governmental Entity;

(p) make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $75,000 individually or $300,000 in the aggregate;

(q) make, change or revoke any material Tax election, adopt or change any material Tax accounting method, file any material amended Tax Return, settle or compromise any Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;

(r) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(s) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets; or

(t) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 LINK Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the LINK Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including the Pandemic Measures), LINK shall not, and LINK shall not permit any of its Subsidiaries to, without the prior written consent of Partners (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Link or any of its wholly-owned Subsidiaries to Link or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends by LINK at a rate not in excess of $0.075 per share of LINK Common Stock, (B) dividends paid by any of the Subsidiaries of LINK to LINK or any of its wholly-owned Subsidiaries, or (C) the acceptance of shares of LINK Common Stock as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii) except in the ordinary course of business or as set forth on Section 5.3(b)(iii) of the LINK Disclosure Schedule, grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of LINK or any of its Subsidiaries;

(iv) except as in the ordinary course of business or as set forth on Section 5.3(b)(iii) of the LINK Disclosure Schedule, issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of LINK or its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of LINK or its Subsidiaries, except pursuant to the exercise of LINK Stock Options or the vesting or settlement of LINK Equity Awards in accordance with their terms.

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly-owned Subsidiary of LINK;

(e) in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any LINK Contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms to LINK, or enter into any contract that would constitute a LINK Contract if it were in effect on the date of this Agreement;

(f) settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of LINK or its Subsidiaries or the Surviving Corporation, or (ii) in a material claim, suit, action or proceeding where LINK is the plaintiff;

(g) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(h) except for effecting the Charter Amendment, amend its articles of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;

(i) materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(j) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(k) (i) enter into any new line of business or (ii) make, renegotiate, renew, increase, extend, modify or purchase any Loan, other than in accordance with LINKBANK’s loan policies and procedures in effect as of the date hereof, provided however, that the prior notification and approval of Partners is required for any loan made pursuant to this Section (k) that is $8.0 million or greater (consent shall be deemed given unless Partners objects within 48 hours of receiving a notification from LINK);

(l) take any action that is intended or expected to result in any of representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement;

(m) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(n) make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service Loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment there-of) or (iii) hedging, in each case, except as required by Law or requested by a Governmental Entity;

(o) make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $75,000 individually or $300,000 in the aggregate;

(p) make, change or revoke any material Tax election, adopt or change any material Tax accounting method, file any material amended Tax Return, settle or compromise any Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;

(q) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(r) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Promptly after the date of this Agreement, Partners and LINK shall prepare and file with the SEC the Joint Proxy Statement and LINK shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to make such filings within sixty (60) days of the date of this Agreement. Each of LINK and Partners shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and LINK and Partners shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders, as applicable. LINK shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Partners shall furnish all information concerning Partners and the holders of Partners Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and, in the case of the regulatory applications to the Federal Reserve Board, the FDIC, the PDOBS, the DE Bank Commissioner and the VA BFI use their reasonable best efforts to make such filings within sixty (60) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Mergers), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. LINK and Partners shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Partners or LINK, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. As used in this Agreement, “Requisite Regulatory Approvals means all regulatory authorizations, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (x) from the Federal Reserve Board, the FDIC, the PDOBS, the DE Bank Commissioner and the VA BFI and (y) set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Mergers, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

(c) Each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require LINK or Partners or any of their respective Subsidiaries, and neither LINK nor Partners nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Mergers (a “Materially Burdensome Regulatory Condition”).

(d) To the extent permitted by applicable law and subject to the terms of Section 9.14 of this Agreement, LINK and Partners shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of LINK, Partners or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Mergers and the other transactions contemplated by this Agreement.

(e) To the extent permitted by applicable law and subject to the terms of Section 9.14 of this Agreement, LINK and Partners shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws and the terms of Section 9.14 of this Agreement, each of LINK and Partners, for the purposes of verifying the representations and warranties of the other and preparing for the Merger, the related integration and systems conversion or consolidation, and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during the period prior to the Effective Time, each of LINK and Partners shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that LINK or Partners, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Notwithstanding the foregoing, neither LINK nor Partners nor any of their respective Subsidiaries shall be required to provide access to or to disclose (x) board and committee minutes that discuss any of the transactions contemplated by this Agreement or (y) information where such access or disclosure would violate or prejudice the rights of LINK’s or Partners’, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of LINK and Partners shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Mutual Confidentiality Agreement, dated January 16, 2023, by and between LINK and Partners, as amended, restated or otherwise modified (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth herein.

6.3 Non-Control. Nothing contained in this Agreement shall give either LINK or Partners, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each of LINK and Partners shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.4 Shareholder Approvals.

(a) Each of Partners and LINK shall call, give notice of, convene and hold a meeting of its shareholders, respectively (the “Partners Meeting” and the “LINK Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) in the case of Partners, the Requisite Partners Vote and, in the case of LINK, the Requisite LINK Vote, respectively, required in connection with this Agreement and the Merger and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Partners and LINK shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable law and the organizational documents of Partners and LINK, as applicable.

(b) Subject to Section 6.4(c), each of LINK and Partners and their respective Boards of Directors shall use its reasonable best efforts to obtain from the shareholders of LINK and the shareholders of Partners, respectively, the Requisite LINK Vote and the Requisite Partners Vote, respectively, including by communicating to the respective shareholders of LINK and shareholders of Partners its recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of LINK, the shareholders of LINK approve this Agreement and the transactions contemplated hereby, including but not limited to the Charter Amendment (the “LINK Board Recommendation”) and, in the case of Partners, that the shareholders of Partners approve this Agreement and the transactions contemplated hereby (the “Partners Board Recommendation”). Subject to Section 6.4(c), each of LINK and Partners and their respective Boards of Directors shall not

(i) withhold, withdraw, modify or qualify in a manner adverse to the other party the LINK Board Recommendation, in the case of LINK, or the Partners Board Recommendation, in the case of Partners, (ii) fail to make the LINK Board Recommendation, in the case of LINK, or the Partners Board Recommendation, in the case of Partners, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the LINK Board Recommendation, in the case of LINK, or the Partners Board Recommendation, in the case of Partners, in each case within ten (10) business days (or such fewer number of days as remains prior to the LINK Meeting or the Partners Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c) Subject to Section 8.1 and Section 8.2, if the Board of Directors of LINK or Partners, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the LINK Board Recommendation or the Partners Board Recommendation, as applicable, such Board of Directors may, in the case of LINK, prior to the receipt of the Requisite LINK Vote submit the Agreement to its shareholders, and in the case of Partners, prior to the receipt of the Requisite Partners Vote, submit this Agreement to its shareholders, in each case, without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that such Board of Directors may not take any actions under this sentence unless (i) such action is taken in response to an Acquisition Proposal that is not withdrawn as of the time of taking such action and such Acquisition Proposal constitutes a Superior Proposal and did not result from a breach of Section 6.14, and (ii) such Board of Directors (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including its basis for determining that such Acquisition Proposal constitutes a Superior Proposal and the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof), (B) during such three (3) business day period, the party taking such action has considered and negotiated (and has caused its Representatives to consider and negotiate) with the other party in good faith (to the extent that such other party desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of this Agreement, and (C) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party (if applicable) and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that (x) it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the LINK Board Recommendation or Partners Board Recommendation, as the case may be, and (y) such Acquisition Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.4(c) and will require a new determination and notice period as referred to in this Section 6.4(c).

(d) Subject to applicable law, LINK or Partners shall adjourn or postpone the LINK Meeting or the Partners Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of LINK Common Stock or Partners Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting LINK or Partners, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite LINK Vote or the Requisite Partners Vote, and subject to the terms and conditions of this Agreement, Partners or LINK, as applicable, shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the Requisite Partners Vote or the Requisite LINK Vote, respectively; provided however, that neither LINK nor Partners shall be required to adjourn or postpone the

LINK Meeting or the Partners Meeting, as the case may be, more than two (2) times. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, (x) the Partners Meeting shall be convened and this Agreement shall be submitted to the shareholders of Partners at the Partners Meeting and (y) the LINK Meeting shall be convened and the Agreement shall be submitted to the shareholders of LINK at the LINK Meeting, and nothing contained herein shall be deemed to relieve either LINK or Partners of such obligation.

6.5 Legal Conditions to Merger. Subject in all respects to Section 6.1(c) of this Agreement, each of LINK and Partners shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Mergers and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Mergers, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by LINK or Partners or any of their respective Subsidiaries in connection with the Merger, the Bank Mergers and the other transactions contemplated by this Agreement.

6.6 Stock Exchange Listing.

(a) LINK shall cause the shares of LINK Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

(b) Prior to the Closing Date, Partners shall cooperate with LINK and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of Partners Common Stock from NASDAQ and the deregistration of Partners Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.7 Employee Matters.

(a) During the period commencing on the Closing Date and ending on the first anniversary thereof, LINK shall or shall cause the Surviving Corporation to provide the employees of the Partners and its Subsidiaries who continue to be employed by LINK or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (the “Continuing Employees”), while employed by the Surviving Corporation or its Subsidiaries after the Effective Time, with base salaries and wages that are no less than the base salaries and wages provided by Partners or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

(b) During the period commencing on the Closing Date and ending on the first anniversary thereof, LINK shall or shall cause the Surviving Corporation to provide the Continuing Employees, while employed by the Surviving Corporation or its Subsidiaries after the Effective Time, with cash-based incentive bonus opportunities (excluding change in control payments) that are substantially comparable in the aggregate to the cash-based incentive bonus opportunities (excluding change in control payments) provided to similarly situated employees of LINK and its Subsidiaries; provided that LINK may satisfy its obligation under this Section 6.7(b) by providing or causing the Surviving Corporation to provide such Continuing Employees with cash-based incentive bonus opportunities (excluding change in control payments) that are substantially comparable in the aggregate to the cash-based incentive bonus opportunities (excluding change in control payments) provided by Partners or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

(c) Except as otherwise set forth in this Section 6.7, during the period commencing on the Closing Date and ending on the first anniversary thereof, LINK shall or shall cause the Surviving Corporation to provide the

Continuing Employees, while employed by the Surviving Corporation or its Subsidiaries after the Effective Time, with employee benefits (excluding equity and equity based compensation and change in control payments) that are substantially similar in the aggregate to the employee benefits (excluding equity and equity based compensation and change in control payments) provided to similarly situated employees of LINK and its Subsidiaries; provided that LINK may satisfy its obligation under this Section 6.7(c) by providing or causing the Surviving Corporation to provide such Continuing Employees with employee benefits (excluding equity and equity based compensation and change in control payments) that are substantially comparable in the aggregate to the employee benefits (excluding equity and equity based compensation and change in control payments) provided by Partners or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time. Following the Effective Time, each Continuing Employee shall be eligible to participate in any 401(k) plan, equity compensation or other incentive compensation plan now or hereafter established and maintained by LINK on the same terms and conditions as apply to LINK employees generally, with credit for prior service with Partners and its Subsidiaries (and their respective predecessors) for purposes of eligibility and vesting, as permitted under the respective plans and applicable Law; provided that the foregoing shall not apply to the extent it would result in duplication of benefits.

(d) As of the Effective Time, LINK shall or shall cause the Surviving Corporation to provide the Continuing Employees, while employed by the Surviving Corporation or its Subsidiaries after the Effective Time, health insurance coverage either under LINK’s group health insurance plans as available to similar situated employees of LINK or by continuing Partners’ group health insurance plans so that no Continuing Employee incurs a gap in coverage; provided that such coverage provided by LINK or the Surviving Corporation will include “in network” coverage for the geographic locations covered by the Partners’ group health insurance plans and, for the period commencing on the Closing Date and ending on the last day of the plan year (of the applicable Partners’ group health insurance plan) during which the Closing Date occurs, shall maintain the same percentage of premiums in effect and payable by each such Continuing Employee immediately prior to the Closing Date.

(e) Partners shall be authorized to make retention bonus awards from the applicable retention bonus pools described in Section 6.7(e) of Partners Disclosure Schedule up to the amounts set forth in Section 6.7(e) of Partners Disclosure Schedule. The retention bonus pools shall be dedicated to certain employees of Partners or its Subsidiaries for purposes of retaining such employees through and, in some circumstances, after the Closing Date, with the participating employees and specific terms of such retention bonuses to be determined by mutual consent of (x) the Chief Executive Officer and the President of Partners and (y) the Chief Executive Officer of LINK.

(f) From and after the Effective Time, LINK or the Surviving Corporation shall assume and honor all employment and change in control agreements that Partners and its Subsidiaries have with their current and former officers, directors and employees as listed in Section 6.7(f) of Partners Disclosure Schedule, except to the extent any such agreement has been terminated or superseded by agreement of any such officer, director or employee and LINK, as listed in Section 6.7(f) of LINK Disclosure Schedule.

(g) With respect to any employee benefit plans of LINK or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), LINK shall or shall cause the Surviving Corporation to use best efforts to: (i) waive all exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Partners Benefit Plan, (ii) provide each such Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid during the year in which the Closing Date occurs prior to the Effective Time under a Partners Benefit Plan (to the same extent that such credit was given under the analogous Partners Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such Continuing Employees with Partners and its Subsidiaries (and their respective predecessors, if applicable) for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Partners Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(h) Unless both parties agree in writing at least ten (10) days prior to the Closing, effective as of the date immediately preceding the Closing Date and contingent upon the consummation of the Merger, Partners shall terminate the Partners Bancorp 401(k) Plan and the Johnson Mortgage Company 401(k) Plan (the “Terminated Plans”). Partners shall take (or cause to be taken) all actions that are necessary or appropriate to fully vest each Continuing Employee in his or her account balance under the Terminated Plans effective as of the Closing Date. The Surviving Corporation shall take (or cause to be taken) all actions that are necessary or appropriate to make, as soon as practicable following the Closing Date, all employee and employer contributions to the Terminated Plans on behalf of each Continuing Employee in respect of all periods of service ending on or prior to the Closing Date. Prior to the Effective Time, Partners shall provide LINK with resolutions adopted by Partners’ Board of Directors terminating the Terminated Plans, the form and substance of which shall be subject to the prior written approval of LINK, which will not be unreasonably withheld. As soon as practicable following the Effective Time, with respect to the Terminated Plans, LINK shall permit or cause its Subsidiaries (including LINKBANK) to permit the Continuing Employees to roll over their account balances, notes and similar instruments reflecting outstanding loan balances under the Terminated Plans, if any, thereunder into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by LINK or its Subsidiaries (including LINKBANK).

(i) As of the Effective Time, LINK shall (i) assume and honor any vacation or personal time off (other than sick leave) (“PTO”) that has accrued but is unused under the applicable policies of Partners and its Subsidiaries (the “Partners PTO Policies”) (including any PTO carried over from a prior year in accordance with Partners PTO Policies), (ii) provide additional accruals to Continuing Employees following the Effective Time under the PTO policy of LINK (“LINK PTO Policy”) in the same manner as provided to similarly situated employees of LINK or its Subsidiaries, and (iii) recognize all service of any Continuing Employee with Partners and its Subsidiaries for purposes of determining PTO under the LINK PTO Policy.

(j) To each eligible Continuing Employee who is not covered by an employment, change in control or similar agreement or plan which provides for severance or similar payments and (i) who is not offered or retained in comparable employment or (ii) whose employment is terminated on or within the later of (a) six (6) months following the Effective Time or (b) 30 days following the systems conversion date, LINK shall or shall cause the Surviving Corporation to provide severance benefits provided under Section 6.7(j) of the LINK Disclosure Schedule.

(k) During the period commencing on the Closing Date and ending on the first anniversary thereof, LINK shall or shall cause the Surviving Corporation or any of its Subsidiaries to maintain the BOLI policies of Partners and its Subsidiaries and the related split dollar life insurance plans for the Continuing Employees who are participating thereunder, in each case as set forth on Section 6.7(k) of Partners Disclosure Schedule and as in effect at the Effective Time.

(l) Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of Partners or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Partners, LINK or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Partners, LINK or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Partners or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Partners Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Partners Benefit

Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 6.7(l), nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of Partners or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by Partners pursuant to the Partners Certificate, Partners Bylaws, the governing or organizational documents of any Subsidiary of Partners, any indemnification agreements in existence as of the date hereof that have been disclosed to LINK or the MGCL, each present and former director or officer of Partners and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Partners Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Partners or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, the Partners Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final determination by a court of competent jurisdiction that such Partners Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Partners (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Partners or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time; provided, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by Partners for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Partners, in consultation with, but only upon the consent of LINK, may (and at the request of LINK, Partners shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year prepaid “tail” policy under Partners’ existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap and, in such case, LINK shall not have any further obligations under this Section 6.8(b), other than to maintain such prepaid “tail” policy.

(c) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Partners Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.8. The obligations of the Surviving Corporation under this Section 6.8 shall not be terminated or modified in a manner so as to adversely affect the Partners Indemnified Parties or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Partners Indemnified Party or affected person.

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of LINK, on the one hand, and a Subsidiary of Partners, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by LINK.

6.10 Advice of Changes. LINK and Partners shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.11 Dividends. After the date of this Agreement, each of LINK and Partners shall coordinate with the other the declaration of any dividends in respect of LINK Common Stock and Partners Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Partners Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Partners Common Stock and any shares of LINK Common Stock any such holder receives in exchange therefor in the Merger.

6.12 Litigation. Each party shall give the other party prompt notice of any threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against either LINK, Partners, or any of their respective Subsidiaries or any of their current or former directors or executive officers relating to the transactions contemplated by this Agreement (“Litigation”), and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such Litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such Litigation, and will in good faith take such comments into account. No party shall agree to settle any such Litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its affiliates.

6.13 Corporate Governance.

(a) Prior to the Closing Date, the Board of Directors of LINK shall take all actions necessary to adopt the LINK Bylaws Amendment and the resolutions referenced therein and to affect the requirements referenced therein that are to be effected as of the Effective Time. Effective as of the Effective Time, in accordance with the LINK Bylaws Amendment, the number of directors that will comprise the full Board of Directors of the Surviving Corporation and the full Board of Directors of LINKBANK shall each be twenty-two (22). Of the members of the initial Board of Directors of the Surviving Corporation as of the Effective Time and of the initial Board of Directors of LINKBANK as of the effective time of the VPB Bank Merger, twelve (12) shall be members of the Board of Directors of LINK (“LINK Continuing Directors ”) as of immediately prior to the Effective Time, designated by LINK, and ten (10) shall be members of the Board of Directors of Partners as of immediately prior to the Effective Time, designated by Partners (“Partners Continuing Directors ”). Without limiting the effect of the foregoing, prior to the Closing Date, LINK and LINKBANK shall take all actions necessary to cause and accept the resignations of all current directors of LINK and LINKBANK, respectfully, other than the LINK Continuing Directors. The directors selected to be the LINK Continuing Directors may be different for the Surviving Corporation at the Effective Time and LINKBANK as of the effective time of the VPB Bank Merger.

(b) In accordance with, and to the extent provided in, the LINK Bylaws Amendment: (i) effective as of the Effective Time, Mr. Joseph C. Michetti, Jr. shall continue to serve as Chairman of the Board of Directors of the Surviving Corporation and LINKBANK, and Mr. Jeffrey F. Turner shall become the Vice Chairman of the Board of Directors of the Surviving Corporation, and (ii) Mr. Turner shall be the successor to Mr. Michetti, Jr. as the Chairman of the Board of Directors of the Surviving Corporation and LINKBANK, with such succession to be effective September 18, 2024, or any such earlier date as of which Mr. Michetti, Jr. ceases for any reason to serve in the position of Chairman of the Board of Directors of the Surviving Corporation or of LINKBANK, as applicable.

(c) The bylaws of LINKBANK in effect as of the effective time of the TBOD Bank Merger and the VPB Bank Merger will be consistent in all respects with the foregoing provisions of this Section 6.13.

(d) Each of LINK and LINKBANK shall take all actions necessary to cause the matters set forth on Exhibit F hereto to occur on the Closing Date.

6.14 Acquisition Proposals.

(a) Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (other than the parties to this Agreement and their Representatives) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.14) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Partners Vote, in the case of Partners, or the Requisite LINK Vote, in the case of LINK, a party receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.14, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal but only to the extent that, prior to doing so, the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have provided such information to the other party to this Agreement and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours)

advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to (x) enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof and (y) within five (5) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than the parties to this Agreement and their Representatives in their capacity as such) pursuant to any such agreement. As used in this Agreement, “Acquisition Proposal” means, with respect to LINK or Partners, as applicable, other than the transactions contemplated by this Agreement, as it may be amended from time to time, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its Subsidiaries or 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party. As used in this Agreement, “Superior Proposal” means, with respect to LINK or Partners, as applicable, any unsolicited bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that a party’s Board of Directors determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors) (x) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of such party’s common stock or all, or substantially all, of the assets of such party; (y) would result in a transaction that (i) involves consideration to the holders of the shares of such party’s common stock that is, after accounting for payment of the Termination Fee that may be required hereunder, more favorable, from a financial point of view, than the consideration to be paid to the holders of shares of such party’s common stock pursuant to this Agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (ii) is, in light of the other terms of such proposal, more favorable to the stockholders of such party than the Merger and the other transactions contemplated by this Agreement; and (z) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal.

(b) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.15 Public Announcements. LINK and Partners agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by LINK and Partners. Thereafter, LINK and Partners shall each use their reasonable best efforts to (a) develop a joint communications plan and ensure that all press releases and other public disclosure (including communications to employees, agents and contractors) with respect to this Agreement or the transactions contemplated hereby are consistent with such joint communications plan and (b) consult with each other before issuing any press release or, to the extent practicable, otherwise making any public disclosure with respect to this Agreement or the transactions contemplated hereby, in each case, except in respect of any press release or public disclosure (i) required by Law or by obligations pursuant to any listing agreement with or rules of any securities exchange or (ii) the content and messaging of which is substantially similar to public disclosure previously made by LINK or Partners either on the date of this Agreement or following the date of this Agreement and in accordance with this Section 6.15.

6.16 Change of Method. Partners and LINK shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Partners and LINK (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (a) alter or change the Exchange Ratio or the number of shares of LINK Common Stock received by holders of Partners Common Stock in exchange for each share of Partners Common Stock, (b) adversely affect the Tax treatment of holders of Partners Common Stock or LINK Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of Partners or LINK pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.17 Restructuring Efforts. If either Partners or LINK shall have failed to obtain the Requisite Partners Vote or the Requisite LINK Vote at the duly convened Partners Meeting or LINK Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio or the amount or kind of the consideration to be issued to holders of the capital stock of Partners as provided for in this Agreement, in a manner adverse to such party or its shareholders) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.17) to its shareholders for approval.

6.18 Takeover Statutes. None of Partners, LINK or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Partners Support Agreements, the LINK Support Agreements, the Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.19 Treatment of Partners Debt. Prior to the Effective Time, LINK and Partners shall use commercially reasonable efforts for LINK to enter into a supplemental indenture or other documents necessary or appropriate to provide for assumption by LINK of Partners’ obligations under the Partners’ subordinated notes due 2028 and 2030.

6.20 Operating Functions. To the extent permitted by Law and upon LINK’s request, Partners shall (and shall cause the Partner Subsidiaries to) regularly discuss and reasonably cooperate with LINK and LINKBANK in connection with (a) planning for the efficient and orderly combination of Partners and LINK (including the combination of LINKBANK and TBOD and VPB) and the operation of the Surviving Corporation and its Subsidiaries and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as LINK may decide. Each party shall cooperate with the other party in preparing to execute conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties). Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, including this Article VI, complete control and supervision over its and its Subsidiaries’ respective operations.

6.21 Exemption from Liability under Section 16(b). LINK and Partners agree that, in order to most effectively compensate and retain Partners Insiders, both prior to and after the Effective Time, it is desirable that Partners Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Partners Common Stock and Partners Equity Awards into LINK Common Stock or LINK Equity Awards, as applicable, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.21. Partners shall deliver to LINK in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Partners subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Partners Insiders”), and the Board of Directors of LINK and of Partners, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Partners) any dispositions of Partners Common Stock or Partners Equity Awards by the Partners Insiders, and (in the case of LINK) any acquisitions of LINK Common Stock or LINK Equity Awards by any Partners Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approvals. The Requisite LINK Vote and the Requisite Partners Vote shall have been obtained.

(b) NASDAQ Listing. The shares of LINK Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Mergers or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Mergers or any of the other transactions contemplated by this Agreement.

7.2 Conditions to Obligations of LINK. The obligations of LINK to effect the Merger are also subject to the satisfaction or waiver by LINK at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Partners set forth in Sections 3.2(a), 3.7, 3.8(a) and 3.21 (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Partners set forth in Sections 3.1, 3.2(b), 3.3(a) and 3.3(b)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Partners set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Partners or the Surviving Corporation. LINK shall have received a certificate dated as of the Closing Date signed on behalf of Partners by the Chief Executive Officer and the Chief Financial Officer of Partners to the foregoing effect.

(b) Performance of Obligations of Partners. Partners shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and LINK shall have received a certificate dated as of the Closing Date signed on behalf of Partners by the Chief Executive Officer and the Chief Financial Officer of Partners to such effect.

(c) Federal Tax Opinion. LINK shall have received the opinion of Luse Gorman, PC, in form and substance reasonably satisfactory to LINK, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of LINK and Partners, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of Partners. The obligation of Partners to effect the Merger is also subject to the satisfaction or waiver by Partners at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of LINK set forth in Sections 4.2(a), 4.7, 4.8(a) and 4.21 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of LINK set forth in Sections 4.1, 4.2(b), 4.3(a) and 4.3(b)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of LINK set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on LINK. Partners shall have received a certificate dated as of the Closing Date signed on behalf of LINK by the Chief Executive Officer and the Chief Financial Officer of LINK to the foregoing effect.

(b) Performance of Obligations of LINK. LINK shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and Partners shall have received a certificate dated as of the Closing Date signed on behalf of LINK by the Chief Executive Officer and the Chief Financial Officer of LINK to such effect.

(c) Federal Tax Opinion. Partners shall have received the opinion of Troutman Pepper Hamilton Sanders LLP, in form and substance reasonably satisfactory to Partners, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of LINK and Partners, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite LINK Vote or the Requisite Partners Vote:

(a) by mutual written consent of LINK and Partners;

(b) by either LINK or Partners if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Mergers and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Mergers, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c) by either LINK or Partners if the Merger shall not have been consummated on or before the twelve (12) month anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d) by either LINK or Partners (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Partners, in the case of a termination by LINK, or LINK, in the case of a termination by Partners, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by LINK, or Section 7.3, in the case of a termination by Partners, and which is not cured within forty-five (45) days following written notice to Partners, in the case of a termination by LINK, or LINK, in the case of a termination by Partners, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by Partners prior to such time as the Requisite LINK Vote is obtained, if (i) LINK or the Board of Directors of LINK shall have made a Recommendation Change or (ii) LINK or the Board of Directors of LINK shall have breached its obligations under Section 6.4 or 6.14 in any material respect; or

(f) by LINK prior to such time as the Requisite Partners Vote is obtained, if (i) Partners or the Board of Directors of Partners shall have made a Recommendation Change or (ii) Partners or the Board of Directors of Partners shall have breached its obligations under Section 6.4 or 6.14 in any material respect.

(g) by LINK or Partners, following the LINK Meeting (including any adjournments or postponements thereof), if LINK (i) has not breached any of its obligations under Section 6.4 or Section 6.14 in any material respect, and (ii) failed to obtain the Requisite LINK Vote at the LINK Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

(h) by LINK or Partners, following the Partners Meeting (including any adjournments or postponements thereof), if Partners (i) has not breached any of its obligations under Section 6.4 or Section 6.14 in any material respect, and (ii) failed to obtain the Requisite Partners Vote at the Partners Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

The party desiring to terminate this Agreement pursuant to clauses (b) through (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either LINK or Partners as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of LINK, Partners, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither LINK or Partners shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement.

(b)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Partners or shall have been made directly to the shareholders of Partners generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Partners Meeting) an Acquisition Proposal, in each case with respect to Partners and (A) (x) thereafter this Agreement is terminated by either LINK or Partners pursuant to Section 8.1(c) without the Requisite Partners Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by LINK pursuant to Section 8.1(d) as a result of a willful breach of this Agreement by Partners, or (z) this Agreement is terminated by either LINK or Partners pursuant to Section 8.1(h) and (B) prior to the date that is twelve (12) months after the date of such termination, Partners enters into a definitive agreement or consummates a transaction with respect to an Acquisition

Proposal (whether or not the same Acquisition Proposal as that referred to above), then Partners shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay LINK, by wire transfer of same day funds, a fee equal to $6.5 million (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by LINK pursuant to Section 8.1(f), then Partners shall pay LINK, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(c)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of LINK or shall have been made directly to the shareholders of LINK generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the LINK Meeting) an Acquisition Proposal, in each case with respect to LINK, and (A) (x) thereafter this Agreement is terminated by either LINK or Partners pursuant to Section 8.1(c) without the Requisite LINK Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Partners pursuant to Section 8.1(d) as a result of a willful breach of this Agreement by LINK, or (z) this Agreement is terminated by either LINK or Partners pursuant to Section 8.1(g) and (B) prior to the date that is twelve (12) months after the date of such termination, LINK enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then LINK shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Partners, by wire transfer of same day funds, the Termination Fee, provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Partners pursuant to Section 8.1(e), then LINK shall pay Partners, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or its willful and material breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.

(e) Each of LINK and Partners acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if LINK or Partners, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if LINK or Partners, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by Partners and LINK pursuant to Sections 8.2(b) and 8.2(c), respectively, and this Section 8.2(e), constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the other party in the event of a termination of this Agreement specified in such applicable section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite LINK Vote or the Requisite Partners Vote; provided, that after the receipt of the Requisite LINK Vote or the Requisite Partners Vote, there may not be, without further approval of the shareholders of LINK or the shareholders of Partners, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of LINK, in the case of Partners, or Partners, in the case of LINK, (b) waive any inaccuracies in the representations and warranties of LINK, in the case of Partners, or Partners, in the case of LINK, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, that after the receipt of the Requisite LINK Vote or the Requisite Partners Vote, there may not be, without further approval of the shareholders of LINK or the shareholders of Partners, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger or the Bank Mergers shall be borne equally by LINK and Partners.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to LINK, to:

LINKBANCORP, Inc.

1250 Camp Hill Bypass, Suite 202

Camp Hill, PA 17011

Attention:	Andrew S. Samuel, Chief Executive Officer
Email:	ASamuel@LinkBank.com

(b)	With copies (which shall not constitute notice) to:

Luse Gorman, PC

5335 Wisconsin Avenue, NW

Suite 780

Washington, DC 20015

Attention:	Benjamin M. Azoff
Gregory Sobczak
Email:	bazoff@luselaw.com
gsobczak@luselaw.com

(c)	if to Partners, to:

Partners Bancorp

2245 Northwood Drive

Salisbury, Maryland 21801

Attention:	John W. Breda, President and Chief Executive Officer
Email:	jbreda@bankofdelmarva.com

With copies (which shall not constitute notice) to:

Troutman Pepper Hamilton Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

Attention:	Gregory F. Parisi
Seth A. Winter
Email:	gregory.parisi@troutman.com
seth.winter@troutman.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of Partners means the actual knowledge of any of the officers of Partners listed on Section 9.6 of the Partners Disclosure Schedule, and the “knowledge” of LINK means the actual knowledge of any of the officers of LINK listed on Section 9.6 of the LINK Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in the Commonwealth of Pennsylvania are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (ii) included in the virtual data room of a party prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Mergers and (f) “ordinary course” and “ordinary course of business” means the ordinary course of business consistent with past practice of the applicable person and with respect to either party shall take into account the commercially reasonable actions taken by such party and its

Subsidiaries in response to the Pandemic and the Pandemic Measures. The Partners Disclosure Schedule and the LINK Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law (which shall include for purposes of this Agreement any Pandemic Measures).

9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the Board of Directors of Partners shall be subject to the laws of the State of Maryland).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of Pennsylvania (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of Partners, in the case of LINK, or LINK, in the case of Partners. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) or 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, LINK and Partners have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

LINKBANCORP, INC.

By:	/s/ Andrew S. Samuel
Name: Andrew S. Samuel
Title: Chief Executive Officer

PARTNERS BANCORP

By:	/s/ John W. Breda
Name: John W. Breda
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

[Form of TBOD Bank Merger Agreement]

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of _______, 2023, is entered into by and between LINKBANK, a Pennsylvania chartered non-member bank (“LINKBANK”) headquartered in Camp Hill, Pennsylvania, and The Bank of Delmarva, a Delaware chartered member bank (“TBOD”) headquartered in Seaford, Delaware. TBOD and LINKBANK are each sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties.”

WHEREAS, LINKBANCORP, Inc., a Pennsylvania corporation (“LINK”), is the owner of all of the outstanding capital stock of LINKBANK;

WHEREAS, Partners Bancorp, a Maryland corporation (“Partners”), is the owner of all of the outstanding capital stock of TBOD;

WHEREAS, LINK and Partners have entered into an Agreement and Plan of Merger, dated as of February 22, 2023 (the “Merger Agreement”), whereby, on the terms and subject to the conditions set forth therein, Partners will merge with and into LINK, with LINK being the surviving corporation (the “Merger”);

WHEREAS, immediately following the consummation of the Merger, LINK will be the direct owner of all of the outstanding capital stock of both of LINKBANK and TBOD;

WHEREAS, immediately following the consummation of the Merger, TBOD and LINKBANK intend to, and LINK and Partners intend that such Parties, with the approval of the Pennsylvania Department of Banking and Securities (the “PDOBS”), the Federal Deposit Insurance Corporation (the “FDIC”), the Delaware Office of the State Bank Commissioner (the “DE Department”), and any other applicable regulatory agency, effect a merger whereby TBOD will merge with and into LINKBANK, with LINKBANK continuing as the resulting institution (the “Bank Merger”), on the terms and subject to the conditions of this Agreement and in accordance with Section 1602, Title 7 and other applicable provisions of the Pennsylvania Statutes, as amended (the “PA Code”), and Section 795E, Title 5 and other applicable provisions of the Delaware Code, as amended (the “DE Code”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury regulation section 1.368-2(g);

WHEREAS, the Parties’ respective boards of directors have approved this Agreement and the Bank Merger by a vote of at least a majority of the entire board of each such Party, and Partners Bancorp, as the sole stockholder of TBOD, has approved this Agreement and the Bank Merger and LINBANCORP, as the sole stockholder of LINKBANK, has approved this Agreement and the Bank Merger; and

WHEREAS, LINK and Partners, as the sole stockholders, respectively, of each of LINKBANK and TBOD, respectively, have each waived the newspaper publication requirement under the PA Code and have each approved, ratified and confirmed this Agreement and the Bank Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. The Bank Merger. At the Effective Time (as defined below), in accordance with the applicable provisions of the PA Code and DE Code, (a) the Bank Merger shall occur, (b) the separate existence of TBOD shall cease and (c) LINKBANK shall continue (i) as the resulting bank in such Bank Merger (the “Resulting Institution”) and (ii) its existence under the laws of the Commonwealth of Pennsylvania. The name of the Resulting Institution shall be “LINKBANK”.

2. Filings; Effective Time. Prior to the Effective Time, TBOD and LINKBANK shall execute such certificates of merger and such other documents, instruments and certificates as are necessary to make the Bank Merger effective immediately following the effective time of the Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the PA Code and DE Code, the Bank Merger shall be effective at such time specified in the certification issued by the PDOBS (the “Bank Merger Notice”) (such date and time, the “Effective Time”).

3. Effect of the Bank Merger. At and after the Effective Time, the Bank Merger shall have the effects provided in this Agreement and the applicable provisions of the PA Code and DE Code. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of TBOD and LINKBANK shall vest in the Resulting Institution, and all debts, liabilities and duties of TBOD and LINKBANK shall become the debts, liabilities and duties of the Resulting Institution. The home office of the Resulting Institution shall be 3045 Market Street, Camp Hill, Pennsylvania 17011.

4. Business of the Resulting Institution. At the Effective Time, the Resulting Institution shall be considered the same business and corporate entity as TBOD and LINKBANK with all the rights, powers and duties of each of TBOD and LINKBANK; provided, however, that the Resulting Institution shall not, through the Bank Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Resulting Institution by the PA Code.

5. Conditions Precedent. The obligation of each Party to effect the Bank Merger is subject to the satisfaction or, if permitted by applicable law, written waiver, of the following conditions: (a) the consummation of the Merger prior to the Effective Time; (b) the receipt of all necessary authorizations and approvals from the PDOBS, the FDIC, the DE Department and any other applicable regulatory agency required to consummate the Bank Merger, and the expiration of all statutory waiting periods in respect thereof; and (c) there shall not be in effect any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity (that remains in effect) that, in any case, prohibits or makes illegal the consummation of the Bank Merger.

6. Termination. This Agreement shall automatically terminate and the Bank Merger shall be abandoned at any time prior to the Effective Time if the Merger Agreement is terminated in accordance with its terms.

7. Articles of Incorporation and Bylaws. Prior to the Effective Time, LINKBANK shall take all actions necessary to adopt the amendments to the Amended and Restated Bylaws of LINKBANK substantially in the form set forth in Exhibit A attached hereto, effective as of the Effective Time. As of the Effective Time, the articles of incorporation and bylaws, as amended of LINKBANK, each as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Resulting Institution until thereafter amended in accordance with their respective terms and applicable law.

8. Directors and Officers. Following the Effective Time, the directors and officers of the Resulting Institution shall be as set forth in Section 6.13 of the Merger Agreement with such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

9. Effect on Capital Stock of TBOD. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Bank Merger and without any action on the part of LINKBANK, TBOD or LINK (then, the direct sole stockholder of TBOD), all of the capital stock of TBOD issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished and shall cease to exist, and no consideration shall be delivered in exchange therefor. LINK hereby waives any dissenters’ rights that it may have pursuant to the PA Code or DE Code by virtue of LINK’s ownership of all the shares of capital stock of TBOD.

10. Effect on Capital Stock of LINKBANK. Each share of capital stock of LINKBANK issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding, fully paid and nonassessable capital stock of the Resulting Institution. From and after the Effective Time, each certificate, if any, evidencing ownership of shares of the capital stock of LINKBANK issued and outstanding immediately prior to the Effective Time shall evidence ownership of such shares of capital stock of the Resulting Institution.

11. Further Assurances. On and after the date of this Agreement and until the Effective Time, each Party will (a) execute and deliver all such further instruments and papers, (b) provide such records and information and (c) take such further action, in each case, as may be necessary, appropriate or advisable to carry out the transactions contemplated by, and to accomplish the purposes of, this Agreement.

12. Assignment and Binding Effect. Neither Party may assign its respective rights or obligations under this Agreement without the prior written consent of the other Party.

13. Complete Agreement. This Agreement represents the entire agreement of the Parties with respect to the subject matter hereof. All prior negotiations between the Parties are merged into this Agreement, and there are no understandings or agreements other than those incorporated herein.

14. Modifications and Waivers. This Agreement may not be modified except in a writing duly executed by the Parties. No provision of this Agreement may be waived, unless in a writing duly executed by the Party against whom enforcement of such waiver is sought.

15. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or other electronic means), each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

16. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and the Parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practical, implements the purposes and intents of this Agreement.

17. Governing Law; Waiver of Jury Trial. Except as otherwise expressly provided herein, including with respect to the applicability of the DE Code, this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to its principles of conflicts of laws. EACH OF THE PARTIES WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

18. Headings; Interpretation. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. Any gender includes other genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

19. Mutual Drafting. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized officers as of the date first set forth above.

LINKBANK

By:
Name:
Title:

[Signature Page to Delmarva Bank Merger Agreement]

THE BANK OF DELMARVA

By:
Name:
Title: President and Chief Executive Officer

[Signature Page to Delmarva Bank Merger Agreement]

Exhibit B

[Form of VPB Bank Merger Agreement]

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of _____, 2023, is entered into by and between LINKBANK, a Pennsylvania chartered non-member bank (“LINKBANK”) headquartered in Camp Hill, Pennsylvania, and Virginia Partners Bank, a Virginia chartered member bank (“VPB”) headquartered in Fredericksburg, Virginia. VPB and LINKBANK are each sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties.”

WHEREAS, LINKBANCORP, Inc., a Pennsylvania corporation (“LINK”), is the owner of all of the outstanding capital stock of LINKBANK;

WHEREAS, Partners Bancorp, a Maryland corporation (“Partners”), is the owner of all of the outstanding capital stock of VPB;

WHEREAS, LINK and Partners have entered into an Agreement and Plan of Merger, dated as of February 22, 2023 (the “Merger Agreement”), whereby, on the terms and subject to the conditions set forth therein, Partners will merge with and into LINK, with LINK being the surviving corporation (the “Merger”);

WHEREAS, immediately following the consummation of the Merger, LINK will be the direct owner of all of the outstanding capital stock of both of LINKBANK and VPB;

WHEREAS, immediately following the consummation of the Merger, VPB and LINKBANK intend to, and LINK and Partners intend that such Parties, with the approval of the Pennsylvania Department of Banking and Securities (the “PDOBS”), the Federal Deposit Insurance Corporation (the “FDIC”), the Virginia Bureau of Financial Institutions (the “VA Department”), and any other applicable regulatory agency, effect a merger whereby VPB will merge with and into LINKBANK, with LINKBANK continuing as the resulting institution (the “Bank Merger”), on the terms and subject to the conditions of this Agreement and in accordance with Section 1602, Title 7 and other applicable provisions of the Pennsylvania Statutes, as amended (the “PA Code”), the Virginia Stock Corporation Act and Title 6.2, Article 7 and other applicable provisions of the Code of Virginia, as amended (collectively, the “VA Code”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Bank Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury regulation section 1.368-2(g);

WHEREAS, the Parties’ respective boards of directors have approved this Agreement and the Bank Merger by a vote of at least a majority of the entire board of each such Party, and Partners Bancorp, as the sole stockholder of VPB, has approved this Agreement and the Bank Merger and LINBANCORP, as the sole stockholder of LINKBANK, has approved this Agreement and the Bank Merger; and

WHEREAS, LINK and Partners, as the sole stockholders, respectively, of each of LINKBANK and VPB, respectively, have each waived the newspaper publication requirement under the PA Code and have each approved, ratified and confirmed this Agreement and the Bank Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. The Bank Merger. At the Effective Time (as defined below), in accordance with the applicable provisions of the PA Code and VA Code, (a) the Bank Merger shall occur, (b) the separate existence of VPB shall cease and (c) LINKBANK shall continue (i) as the resulting bank in such Bank Merger (the “Resulting Institution”) and (ii) its existence under the laws of the Commonwealth of Pennsylvania. The name of the Resulting Institution shall be “LINKBANK”.

2. Filings; Effective Time. Prior to the Effective Time, VPB and LINKBANK shall execute such certificates of merger and such other documents, instruments and certificates as are necessary to make the Bank Merger effective immediately following the effective time of the Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the PA Code and the VA Code, the Bank Merger shall be effective at such time specified in the certification issued by the PDOBS (the “Bank Merger Notice”) (such date and time, the “Effective Time”).

3. Effect of the Bank Merger. At and after the Effective Time, the Bank Merger shall have the effects provided in this Agreement and the applicable provisions of the PA Code and VA Code. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of VPB and LINKBANK shall vest in the Resulting Institution, and all debts, liabilities and duties of VPB and LINKBANK shall become the debts, liabilities and duties of the Resulting Institution. The home office of the Resulting Institution shall be 3045 Market Street, Camp Hill, Pennsylvania 17011.

4. Business of the Resulting Institution. At the Effective Time, the Resulting Institution shall be considered the same business and corporate entity as VPB and LINKBANK with all the rights, powers and duties of each of VPB and LINKBANK; provided, however, that the Resulting Institution shall not, through the Bank Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Resulting Institution by the PA Code.

5. Conditions Precedent. The obligation of each Party to effect the Bank Merger is subject to the satisfaction or, if permitted by applicable law, written waiver, of the following conditions: (a) the consummation of the Merger prior to the Effective Time; (b) the receipt of all necessary authorizations and approvals from the PDOBS, the FDIC, the VA Department and any other applicable regulatory agency required to consummate the Bank Merger, and the expiration of all statutory waiting periods in respect thereof; and (c) there shall not be in effect any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity (that remains in effect) that, in any case, prohibits or makes illegal the consummation of the Bank Merger.

6. Termination. This Agreement shall automatically terminate and the Bank Merger shall be abandoned at any time prior to the Effective Time if the Merger Agreement is terminated in accordance with its terms.

7. Articles of Incorporation and Bylaws. Prior to the Effective Time, LINKBANK shall take all actions necessary to adopt the amendments to the Amended and Restated Bylaws of LINKBANK substantially in the form set forth in Exhibit A attached hereto, effective as of the Effective Time. As of the Effective Time, the articles of incorporation and bylaws, as amended of LINKBANK, each as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Resulting Institution until thereafter amended in accordance with their respective terms and applicable law.

8. Directors and Officers. Following the Effective Time, the directors and officers of the Resulting Institution shall be as set forth in Section 6.13 of the Merger Agreement with such individuals to serve in such capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their respective earlier death, resignation or removal from office.

9. Effect on Capital Stock of VPB. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Bank Merger and without any action on the part of LINKBANK, VPB or LINK (then, the direct sole stockholder of VPB), all of the capital stock of VPB issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished and shall cease to exist, and no consideration shall be delivered in exchange therefor. LINK hereby waives any dissenters’ rights that it may have pursuant to the PA Code or VA Code by virtue of LINK’s ownership of all the shares of capital stock of VPB.

10. Effect on Capital Stock of LINKBANK. Each share of capital stock of LINKBANK issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding, fully paid and nonassessable capital stock of the Resulting Institution. From and after the Effective Time, each certificate, if any, evidencing ownership of shares of the capital stock of LINKBANK issued and outstanding immediately prior to the Effective Time shall evidence ownership of such shares of capital stock of the Resulting Institution.

11. Further Assurances. On and after the date of this Agreement and until the Effective Time, each Party will (a) execute and deliver all such further instruments and papers, (b) provide such records and information and (c) take such further action, in each case, as may be necessary, appropriate or advisable to carry out the transactions contemplated by, and to accomplish the purposes of, this Agreement.

12. Assignment and Binding Effect. Neither Party may assign its respective rights or obligations under this Agreement without the prior written consent of the other Party.

13. Complete Agreement. This Agreement represents the entire agreement of the Parties with respect to the subject matter hereof. All prior negotiations between the Parties are merged into this Agreement, and there are no understandings or agreements other than those incorporated herein.

14. Modifications and Waivers. This Agreement may not be modified except in a writing duly executed by the Parties. No provision of this Agreement may be waived, unless in a writing duly executed by the Party against whom enforcement of such waiver is sought.

15. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or other electronic means), each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

16. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and the Parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practical, implements the purposes and intents of this Agreement.

17. Governing Law; Waiver of Jury Trial. Except as otherwise expressly provided herein, including with respect to the applicability of the VA Code, this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to its principles of conflicts of laws. EACH OF THE PARTIES WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

18. Headings; Interpretation. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. Any gender includes other genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

19. Mutual Drafting. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized officers as of the date first set forth above.

LINKBANK

By:
Name:
Title:

[Signature Page to Virginia Bank Merger Agreement]

VIRGINIA PARTNERS BANK

By:
Name:
Title: President and Chief Executive Officer

[Signature Page to Virginia Bank Merger Agreement]

Exhibit C

[Form of Partners Support Agreement]

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of February 22, 2023 (this “Agreement”), is by and between LINKBANCORP, Inc., a Pennsylvania corporation (“LINK”), and the undersigned stockholder (the “Stockholder”) of Partners Bancorp, a Maryland corporation (the “Partners”). Capitalized terms used herein and not defined herein shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Partners and LINK are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (a) Partners will merge with and into LINK (the “Merger”), with LINK being the surviving corporation, and (b) at the Effective Time, the shares of common stock, $0.01 par value per share, of Partners (“Partners Common Stock”) issued and outstanding immediately prior to the Effective Time (other than as provided in the Merger Agreement) will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement;

WHEREAS, as of the date hereof and except as otherwise specifically set forth herein, the Stockholder is the record or beneficial owner of, has the sole right to dispose of and has the sole right to vote, the number of shares of Partner Common Stock set forth below the Stockholder’s signature on the signature page hereto (such shares of Partner Common Stock, together with any other shares of capital stock of Partners acquired by the Stockholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities, warrants or otherwise, and any other securities issued by Partners that are entitled to vote on the approval of the Merger Agreement held or acquired by the Stockholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”; provided that, in respect of any such shares of capital stock of Partners acquired by the Stockholder after the execution of this Agreement, “Shares” shall not include any such shares of capital stock of Partners beneficially owned by the Stockholder as a trustee or fiduciary);

WHEREAS, receiving the Requisite Partners Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as a condition and an inducement for LINK to enter into the Merger Agreement and incur the obligations set forth therein, LINK has required that (i) the Stockholder enter into this Agreement and (ii) certain other directors and officers of Partners enter into separate, substantially identical voting and support agreements with LINK.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Transfers.

(a) Agreement to Vote the Shares. Until the Termination Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of Partners’ stockholders, however called, and on every action or approval by written consent of the stockholders of Partners with respect to any of the following matters, the Stockholder will:

(i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and

(ii) vote or cause to be voted all of such Shares, (A) in favor of (I) the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (II) the adjournment or postponement of Partners Meeting, if (x) as of the time for which Partners Meeting is originally scheduled, there are insufficient shares of Partners Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of Partners Meeting or (y) on the date of Partners Meeting,

Partners has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Partners Vote, (B) against any Acquisition Proposal, without regard to (x) any recommendation to the stockholders of Partners by the Board of Directors of Partners concerning such Acquisition Proposal and (y) the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including Partners Certificate and Partners Bylaws), or any other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Partners in the Merger Agreement in any material respect or in any representation or warranty of Partners in the Merger Agreement becoming untrue or incorrect in any material respect.

(b) Restrictions on Transfers. Until the earlier of the receipt of the Requisite Partners Vote or the Termination Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose, enter into any swap or other arrangement that hedges or transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (x) by will or operation of law as a result of the death of the Stockholder, in which case, this Agreement shall bind the transferee, (y) for bona fide estate planning purposes to the Stockholder’s (i) affiliates (as defined in the Merger Agreement) or (ii) immediate family members (each, a “Permitted Transferee”), or (z) by or at the direction of the holder of a Lien (as defined below) as required by the terms of such Lien; provided that, in the case of the foregoing subclauses (x) and (y) only, as a condition to such Transfer, such Permitted Transferee shall be required to duly execute and deliver to LINK a joinder to this Agreement (in form and substance reasonably satisfactory to LINK); provided, further, that, in the case of the foregoing subclause (y) only, the Stockholder shall remain jointly and severally liable for any breaches or violations by any such Permitted Transferee of the terms hereof. Any Transfer of Shares in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Partners to notify Partners’ transfer agent that there is a stop transfer order with respect to all of the Shares owned by the Stockholder and that this Agreement places limits on the Transfer of the Stockholder’s Shares.

(c) Transfer of Voting Rights. Until the earlier of the receipt of the Requisite Partners Vote or the Termination Time, the Stockholder shall not deposit any of the Shares in any voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of the Stockholder hereunder with respect to any Shares.

(d) Acquired Shares. Any Shares or other voting securities of Partners with respect to which beneficial ownership is acquired by the Stockholder or any of the Stockholder’s controlled affiliates, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of Partners, if any, after the execution hereof (in each case, a “Share Acquisition”) shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof. If any controlled affiliate of the Stockholder acquires Shares by way of a Share Acquisition, the Stockholder will cause such controlled affiliate to comply with the terms of this Agreement applicable to the Stockholder.

(e) No Inconsistent Agreements. Until the Termination Time, the Stockholder shall not enter into any agreement, arrangement, contract or understanding with any person (as defined in the Merger Agreement), directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner that is inconsistent with the terms of this Agreement.

Section 2. Representations, Warranties and Covenants of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to LINK as follows:

(i) Power and Authority; Consents. The Stockholder has full capacity to execute and deliver this Agreement and fully understands the terms herein. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by LINK, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s agreements, covenants and obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, arrangement, contract, instrument, understanding or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s properties or assets are bound, or any Law to which the Stockholder or the Stockholder’s property or assets are subject. Except for this Agreement or any pledges, liens or other security interests disclosed to LINK in writing prior to the date hereof (such disclosed pledges, liens or other security interests, each, a “Lien”), the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.

(v) Ownership of Shares. Except for (x) restrictions in favor of LINK pursuant to this Agreement, (y) Liens, and (z) transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially or of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has sole voting power and sole power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the true, complete and correct number of Shares owned by the Stockholder is set forth below the Stockholder’s signature on the signature page hereto (it being understood and agreed that such number does not include any securities beneficially owned by the Stockholder as a trustee or fiduciary). The Stockholder or, with respect to any Shares subject to a Lien, the lender or collateral agent, has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held in book-entry form or in street name) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(vi) Legal Actions. There is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by LINK of its rights, powers and privileges hereunder or the performance by any party of its covenants, agreements and obligations hereunder.

(vii) Reliance. The Stockholder understands that LINK is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement, including the representations and warranties of the Stockholder set forth herein.

(b) Support Covenants.

(i) From the date hereof until the Termination Time, the Stockholder shall not to take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement.

(ii) Until the earlier of the receipt of the Requisite Partners Vote or the Termination Time, the Stockholder shall promptly notify LINK of the number of Shares, if any, acquired in any Share Acquisition by the Stockholder.

(iii) The Stockholder authorizes LINK and Partners to publish and disclose in any (A) announcement, filing, press release or other disclosure required by applicable Law and (B) periodic report, proxy statement or prospectus filed in connection with the transactions contemplated by the Merger Agreement, the Stockholder’s identity, ownership of the Shares and obligations and agreements herein.

(iv) The Stockholder shall comply with Section 6.14(a) of the Merger Agreement. Section 6.14(a) of the Merger Agreement is incorporated by reference herein mutatis mutandis.

(v) If the Stockholder has any Shares that are subject to a Lien, the Stockholder shall not take action (or fail to take any action) in respect of the Lien and the Shares subject thereto (including a breach or default thereunder) the intention or primary purpose of which would be to prevent the Stockholder from performing any of its obligations under Section 1.

(c) Fiduciary Duties. The Stockholder is entering into this Agreement solely in his or her capacity as the record or beneficial owner of the Shares (including any additional Shares acquired hereafter). Nothing herein is intended to or shall limit or affect any actions taken by the Stockholder serving in his or her capacity as a director of Partners (or a Subsidiary of Partners).

Section 3. Further Assurances. At the request of LINK and without further consideration, the Stockholder shall execute and deliver any additional documents and take any further action(s) as may be necessary or desirable to consummate and make effective the transactions contemplated hereby.

Section 4. Termination. This Agreement will terminate upon the earliest of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties (the “Termination Time”); provided that this Section 4 and Section 5 shall survive the Termination Time indefinitely; provided, further, that no such termination or expiration shall relieve any party from any liability for any breach of this Agreement to the extent occurring prior to the Termination Time.

Section 5. Miscellaneous.

(a) Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs, fees or expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by email (provided that no “error message” or other notification of non-delivery is generated) or (iii) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, to the address of the applicable party set forth below such party’s signature on the signature pages hereto (or to such other address, number or email address as a party may have specified by notice given to the other party).

(c) Amendments, Waivers. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except by an instrument in writing signed by, in the case of any (i) amendment, change, supplement, modification or termination, by all the parties, or (ii) waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party, except LINK may, without the consent of the Stockholder, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of LINK (provided that LINK shall remain liable for any failure of its obligations hereunder). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person (other than the parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or any like relationship between the parties.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties relating to the subject matter hereof and supersedes all prior agreements, arrangements, contracts or understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement (or portion thereof) is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. Each party agrees that (A) LINK would incur irreparable harm if any provision herein were not performed by the Stockholder in accordance with the express terms hereof, (B) there would be no adequate remedy at law for LINK with regard to any breach or violation of any provision herein and (C) accordingly, in addition to any other remedy to which LINK may be entitled at law, in equity, contract or tort or otherwise, LINK shall be entitled to (x) an injunction or injunctions to prevent any breach or threatened breach of this Agreement and (y) enforce specifically the performance of the terms and provisions herein. The Stockholder waives any (I) defense in any action, dispute, claim, proceeding, litigation or other controversy for specific performance that a remedy at law would be adequate and (II) requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief. The Stockholder will not, and will direct its Representatives not to, object to LINK seeking an injunction or the granting of any such remedies on the basis that LINK has an adequate remedy at law. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable and documented costs, fees and expenses relating thereto (including reasonable attorneys’ fees and expenses and court costs) from the other party, in addition to any other relief to which such prevailing party may be entitled.

(j) No Waiver. The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each party agrees that it will bring any claim, action, proceeding, dispute, litigation or controversy in respect of any claim or cause of action arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of Pennsylvania (the “Chosen Courts”), and, solely in connection with such claims or causes of action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (x) to laying venue in the Chosen Courts and (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5(b).

(m) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY THAT MAY ARISE OUT OF, RESULT FROM OR RELATE TO THIS AGREEMENT (INCLUDING THE TRANSACTIONS CONTEMPLATED HEREBY) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(m).

(n) Waiver of Appraisal Rights. To the maximum extent permitted by applicable Law, the Stockholder waives any and all rights of appraisal or rights to dissent from the Merger or demand fair value for the Shares in connection with the Merger, in each case, that Stockholder may have under applicable law.

(o) Drafting and Representation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(p) Interpretation. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context otherwise requires, the term “party” means a party to this Agreement irrespective of whether such term is followed by the words “hereto” or “to this Agreement.”

(q) Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, (i) may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and (ii) to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” or “.jpg” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file as a defense to the formation of a contract, and each party forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

LINKBANCORP, INC.

By:
Name: Andrew S. Samuel
Title: Chief Executive Officer

LINKBANCORP, Inc.

1250 Camp Hill Bypass, Suite 202
Camp Hill, PA 17011
Attention:	Andrew S. Samuel, Chief Executive Officer
Email:	ASamuel@LinkBank.com

With copies to:

Luse Gorman, PC
5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015
Attention:	Benjamin M. Azoff
Gregory Sobczak
Email:	bazoff@luselaw.com
gsobczak@luselaw.com

[Signature Page to Voting and Support Agreement]

STOCKHOLDER

By:
Name:
Title:

Number of shares of Partners Common Stock

Stock:

Address:

Email:

With copies to:

Troutman Pepper Hamilton Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
Attention:	Gregory F. Parisi
Seth A. Winter
Email:	gregory.parisi@troutman.com
seth.winter@troutman.com

[Signature Page to Voting and Support Agreement]

Exhibit D

[Form of LINK Support Agreement]

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of February 22, 2023 (this “Agreement”), is by and between Partners Bancorp, a Maryland corporation (“Partners”), and the undersigned stockholder (the “Stockholder”) of LINKBANCORP, Inc., a Pennsylvania corporation (the “LINK”). Capitalized terms used herein and not defined herein shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Partners and LINK are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, on the terms and subject to the conditions set forth therein, (a) Partners will merge with and into LINK (the “Merger”), with LINK being the surviving corporation, and (b) at the Effective Time, the shares of common stock, $0.01 par value per share, of Partners (“Partners Common Stock”) issued and outstanding immediately prior to the Effective Time (other than as provided in the Merger Agreement) will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement;

WHEREAS, as of the date hereof and except as otherwise specifically set forth herein, the Stockholder is the record or beneficial owner of, has the sole right to dispose of and has the sole right to vote, the number of shares of common stock, $0.01 par value per share, of LINK (“LINK Common Stock”) set forth below the Stockholder’s signature on the signature page hereto (such shares of LINK Common Stock, together with any other shares of capital stock of LINK acquired by the Stockholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities, warrants or otherwise, and any other securities issued by LINK that are entitled to vote on the approval of the Merger Agreement held or acquired by the Stockholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”; provided that, in respect of any such shares of capital stock of LINK acquired by the Stockholder after the execution of this Agreement, “Shares” shall not include any such shares of capital stock of LINK beneficially owned by the Stockholder as a trustee or fiduciary);

WHEREAS, receiving the Requisite LINK Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as a condition and an inducement for Partners to enter into the Merger Agreement and incur the obligations set forth therein, Partners has required that (i) the Stockholder enter into this Agreement and (ii) certain other directors and officers of LINK enter into separate, substantially identical voting and support agreements with Partners.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Transfers.

(a) Agreement to Vote the Shares. Until the Termination Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of LINK’s stockholders, however called, and on every action or approval by written consent of the stockholders of LINK with respect to any of the following matters, the Stockholder will:

(i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating and establishing a quorum; and

(ii) vote or cause to be voted all of such Shares, (A) in favor of (I) the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (II) the adjournment or postponement of the LINK Meeting, if (x) as of the time for which the LINK Meeting is originally scheduled, there are insufficient shares of LINK Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the LINK Meeting or (y) on the date of the

LINK Meeting, LINK has not received proxies representing a sufficient number of shares necessary to obtain the Requisite LINK Vote, (B) against any Acquisition Proposal, without regard to (x) any recommendation to the stockholders of LINK by the Board of Directors of LINK concerning such Acquisition Proposal and (y) the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any agreement, amendment of any agreement or amendment of any organizational document (including LINK Articles and LINK Bylaws), or any other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of LINK in the Merger Agreement in any material respect or in any representation or warranty of LINK in the Merger Agreement becoming untrue or incorrect in any material respect.

(b) Restrictions on Transfers. Until the earlier of the receipt of the Requisite LINK Vote or the Termination Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose, enter into any swap or other arrangement that hedges or transfers to another, in whole or in part, any of the economic consequences of ownership of, or enter into any agreement, arrangement, contract or understanding to take any of the foregoing actions with respect to (each, a “Transfer”), any Shares, other than a Transfer of Shares (x) by will or operation of law as a result of the death of the Stockholder, in which case, this Agreement shall bind the transferee, (y) for bona fide estate planning purposes to the Stockholder’s (i) affiliates (as defined in the Merger Agreement) or (ii) immediate family members (each, a “Permitted Transferee”), or (z) by or at the direction of the holder of a Lien (as defined below) as required by the terms of such Lien; provided that, in the case of the foregoing subclauses (x) and (y) only, as a condition to such Transfer, such Permitted Transferee shall be required to duly execute and deliver to Partners a joinder to this Agreement (in form and substance reasonably satisfactory to Partners); provided, further, that, in the case of the foregoing subclause (y) only, the Stockholder shall remain jointly and severally liable for any breaches or violations by any such Permitted Transferee of the terms hereof. Any Transfer of Shares in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request LINK to notify LINK’s transfer agent that there is a stop transfer order with respect to all of the Shares owned by the Stockholder and that this Agreement places limits on the Transfer of the Stockholder’s Shares.

(c) Transfer of Voting Rights. Until the earlier of the receipt of the Requisite LINK Vote or the Termination Time, the Stockholder shall not deposit any of the Shares in any voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement, arrangement, contract or understanding in contravention of the obligations of the Stockholder hereunder with respect to any Shares.

(d) Acquired Shares. Any Shares or other voting securities of LINK with respect to which beneficial ownership is acquired by the Stockholder or any of the Stockholder’s controlled affiliates, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of LINK, if any, after the execution hereof (in each case, a “Share Acquisition”) shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof. If any controlled affiliate of the Stockholder acquires Shares by way of a Share Acquisition, the Stockholder will cause such controlled affiliate to comply with the terms of this Agreement applicable to the Stockholder.

(e) No Inconsistent Agreements. Until the Termination Time, the Stockholder shall not enter into any agreement, arrangement, contract or understanding with any person (as defined in the Merger Agreement), directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in any manner that is inconsistent with the terms of this Agreement.

Section 2. Representations, Warranties and Covenants of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Partners as follows:

(i) Power and Authority; Consents. The Stockholder has full capacity to execute and deliver this Agreement and fully understands the terms herein. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and the execution, delivery and performance of this Agreement by the Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Stockholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by Partners, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s agreements, covenants and obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, arrangement, contract, instrument, understanding or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s properties or assets are bound, or any Law to which the Stockholder or the Stockholder’s property or assets are subject. Except for this Agreement or any pledges, liens or other security interests disclosed to Partners in writing prior to the date hereof (such disclosed pledges, liens or other security interests, each, a “Lien”), the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.

(v) Ownership of Shares. Except for (x) restrictions in favor of Partners pursuant to this Agreement, (y) Liens, and (z) transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially or of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has sole voting power and sole power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the true, complete and correct number of Shares owned by the Stockholder is set forth below the Stockholder’s signature on the signature page hereto (it being understood and agreed that such number does not include any securities beneficially owned by the Stockholder as a trustee or fiduciary). The Stockholder or, with respect to any Shares subject to a Lien, the lender or collateral agent, has possession of an outstanding certificate or outstanding certificates representing all of the Shares (other than Shares held in book-entry form or in street name) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(vi) Legal Actions. There is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by Partners of its rights, powers and privileges hereunder or the performance by any party of its covenants, agreements and obligations hereunder.

(vii) Reliance. The Stockholder understands that Partners is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement, including the representations and warranties of the Stockholder set forth herein.

(b) Support Covenants.

(i) From the date hereof until the Termination Time, the Stockholder shall not to take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, delaying, interfering with or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement.

(ii) Until the earlier of the receipt of the Requisite LINK Vote or the Termination Time, the Stockholder shall promptly notify Partners of the number of Shares, if any, acquired in any Share Acquisition by the Stockholder.

(iii) The Stockholder authorizes Partners and Partners to publish and disclose in any (A) announcement, filing, press release or other disclosure required by applicable Law and (B) periodic report, proxy statement or prospectus filed in connection with the transactions contemplated by the Merger Agreement, the Stockholder’s identity, ownership of the Shares and obligations and agreements herein.

(iv) The Stockholder shall comply with Section 6.14(a) of the Merger Agreement. Section 6.14(a) of the Merger Agreement is incorporated by reference herein mutatis mutandis.

(v) If the Stockholder has any Shares that are subject to a Lien, the Stockholder shall not take action (or fail to take any action) in respect of the Lien and the Shares subject thereto (including a breach or default thereunder) the intention or primary purpose of which would be to prevent the Stockholder from performing any of its obligations under Section 1.

(c) Fiduciary Duties. The Stockholder is entering into this Agreement solely in his or her capacity as the record or beneficial owner of the Shares (including any additional Shares acquired hereafter). Nothing herein is intended to or shall limit or affect any actions taken by the Stockholder serving in his or her capacity as a director of LINK (or a Subsidiary of LINK).

Section 3. Further Assurances. At the request of Partners and without further consideration, the Stockholder shall execute and deliver any additional documents and take any further action(s) as may be necessary or desirable to consummate and make effective the transactions contemplated hereby.

Section 4. Termination. This Agreement will terminate upon the earliest of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties (the “Termination Time”); provided that this Section 4 and Section 5 shall survive the Termination Time indefinitely; provided, further, that no such termination or expiration shall relieve any party from any liability for any breach of this Agreement to the extent occurring prior to the Termination Time.

Section 5. Miscellaneous.

(a) Expenses. All costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs, fees or expenses.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by email (provided that no “error message” or other notification of non-delivery is generated) or (iii) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, to the address of the applicable party set forth below such party’s signature on the signature pages hereto (or to such other address, number or email address as a party may have specified by notice given to the other party).

(c) Amendments, Waivers. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except by an instrument in writing signed by, in the case of any (i) amendment, change, supplement, modification or termination, by all the parties, or (ii) waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party, except Partners may, without the consent of the Stockholder, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of Partners (provided that Partners shall remain liable for any failure of its obligations hereunder). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person (other than the parties) any rights, powers, privileges or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, “group” (as such term is used in Section 13(d) of the Exchange Act), joint venture or any like relationship between the parties.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties relating to the subject matter hereof and supersedes all prior agreements, arrangements, contracts or understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement (or portion thereof) is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. Each party agrees that (A) Partners would incur irreparable harm if any provision herein were not performed by the Stockholder in accordance with the express terms hereof, (B) there would be no adequate remedy at law for Partners with regard to any breach or violation of any provision herein and (C) accordingly, in addition to any other remedy to which Partners may be entitled at law, in equity, contract or tort or otherwise, Partners shall be entitled to (x) an injunction or injunctions to prevent any breach or threatened breach of this Agreement and (y) enforce specifically the performance of the terms and provisions herein. The Stockholder waives any (I) defense in any action, dispute, claim, proceeding, litigation or other controversy for specific performance that a remedy at law would be adequate and (II) requirement under any applicable Law to post security or a bond as a prerequisite to obtaining equitable relief. The Stockholder will not, and will direct its Representatives not to, object to Partners seeking an injunction or the granting of any such remedies on the basis that Partners has an adequate remedy at law. If any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by any party against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable and documented costs, fees and expenses relating thereto (including reasonable attorneys’ fees and expenses and court costs) from the other party, in addition to any other relief to which such prevailing party may be entitled.

(j) No Waiver. The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each party agrees that it will bring any claim, action, proceeding, dispute, litigation or controversy in respect of any claim or cause of action arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of Pennsylvania (the “Chosen Courts”), and, solely in connection with such claims or causes of action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (x) to laying venue in the Chosen Courts and (y) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 5(b).

(m) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY THAT MAY ARISE OUT OF, RESULT FROM OR RELATE TO THIS AGREEMENT (INCLUDING THE TRANSACTIONS CONTEMPLATED HEREBY) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT THERETO. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH CLAIM, DISPUTE, SUIT, ACTION, LITIGATION, PROCEEDING OR CONTROVERSY, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(m).

(n) Waiver of Appraisal Rights. To the maximum extent permitted by applicable Law, the Stockholder waives any and all rights of appraisal or rights to dissent from the Merger or demand fair value for the Shares in connection with the Merger, in each case, that Stockholder may have under applicable law.

(o) Drafting and Representation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(p) Interpretation. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. Wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and similar terms, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context otherwise requires, the term “party” means a party to this Agreement irrespective of whether such term is followed by the words “hereto” or “to this Agreement.”

(q) Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, (i) may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart and (ii) to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” or “.jpg” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file to deliver a signature to this Agreement or any signed agreement or instrument entered into in connection with this Agreement, or any amendments or waivers hereto or thereto, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” or “.jpg” format data file as a defense to the formation of a contract, and each party forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first written above.

PARTNERS BANCORP

By:
Name: John W. Breda
Title: President and Chief Executive Officer

Partners Bancorp

2245 Northwood Drive
Salisbury, Maryland 21801
Attention: John W. Breda, President and Chief Executive Officer
Email: jbreda@bankofdelmarva.com

With copies to:

Troutman Pepper Hamilton Sanders LLP
1001 Haxall Point
Richmond, Virginia 23219
Attention:	Gregory F. Parisi
Seth A. Winter
Email:	gregory.parisi@troutman.com
seth.winter@troutman.com

[Signature Page to Voting and Support Agreement]

STOCKHOLDER

By:
Name:
Title:

Number of shares of LINK Common Stock

Stock:

Address:

Email:

With copies to:

Luse Gorman, PC 5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015
Attention:	Benjamin M. Azoff
Gregory Sobczak
Email:	bazoff@luselaw.com
gsobczak@luselaw.com

[Signature Page to Voting and Support Agreement]

Exhibit E

[Form of LINK Bylaws Agreement]

FORM OF LINK BYLAWS AMENDMENT

The Amended and Restated Bylaws of LINKBANCORP, Inc. (the “Corporation”) shall be amended as follows, at or prior to the Effective Time (as such term is defined in the Agreement and Plan of Merger, dated as of February 22, 2023, by and between the Corporation and Partners Bancorp (the “Merger Agreement”)):

A new Section 3.17 shall be added to Article III as follows:

Section 3.17 Board Composition; Chairman Position and Succession

(a) For all purposes of this Section 3.17, unless specified otherwise, capitalized terms shall have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of February 22, 2023, by and between the Corporation and Partners Bancorp, as the same may be amended from time to time.

(b) The Board of Directors has resolved that, effective as of the Effective Time, (i) Mr. Joseph C. Michetti, Jr. shall continue to serve as Chairman of the Board of Directors of the Corporation, and Mr. Jeffrey F. Turner shall become the Vice Chairman of the Board of Directors of the Corporation, and (ii) Mr. Turner shall be the successor to Mr. Michetti, Jr. as the Chairman of the Board of Directors of the Corporation, with such succession to be effective September 18, 2024, or any such earlier date as of which Mr. Michetti, Jr. ceases for any reason to serve in the position of Chairman of the Board of Directors of the Corporation.

(c) Effective as of the Effective Time, the Board of Directors of the Corporation shall be comprised of twenty-two (22) directors, of which twelve (12) shall be members of the Board of Directors of the Corporation as of immediately prior to the Effective Time, designated by the Corporation (the “Continuing LINK Directors”), and ten (10) shall be members of the Board of Directors of Partners as of immediately prior to the Effective Time, designated by Partners (the “Continuing Partners Directors”). Each director of the Corporation immediately after the Effective Time shall hold office until his or her successor is elected and qualified or otherwise in accordance with the articles of incorporation and bylaws of the Corporation.

(d) At the next two (2) annual meetings of shareholders of the Corporation after the Effective Time, each Continuing LINK Director and each Continuing Partners Director shall be nominated to the board of directors of the Corporation each for a term of one (1) year and the Corporation shall recommend that its stockholders vote in favor of the election of each such nominee.

(e) This Section 3.17 shall remain in effect until the date that is two (2) years after the Effective Date (the “Expiration Date”), provided, however, that this Section 3.17 may be amended or waived by the approval of at least eighty percent (80%) of the members of the Corporation’s Board of Directors then in office. In the event of any inconsistency between any provision of this Section 3.17 and any other provision of these Bylaws or the Corporation’s other constituent documents, the provisions of this Section 3.17 shall control.

(f) From and after the Effective Time through the Expiration Date, no vacancy on the Board of Directors of the Corporation created by the cessation of service of a director shall be filled by the applicable Board of Directors and the applicable Board of Directors shall not nominate any individual to fill such vacancy, unless (x) in the case of a vacancy created by the cessation of service of a Continuing LINK Director, not less than a majority of the Continuing LINK Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, in which case the Continuing Partners Directors shall vote to approve the appointment or nomination (as applicable) of such individual, and (y) in the case of a vacancy created by the cessation of service of a Continuing Partners Director, not less than a majority of the Continuing Partners Directors have approved the appointment or nomination (as applicable) of the individual appointed or nominated (as applicable) to fill such vacancy, in which case the Continuing LINK Directors shall vote to approve the appointment or nomination (as applicable) of such individual; provided, that any such appointment or nomination pursuant to clause (x) or (y) shall be made in accordance with applicable law and the rules of the Nasdaq Stock Market (or other national securities exchange on which the Corporation’s securities are listed). For purposes of this Section 3.17(f), the terms “Continuing LINK Directors” and “Continuing Partners

Directors” shall mean, respectively, the directors of the Corporation and Partners who were selected to be directors of the Corporation by the Corporation or Partners, as the case may be, as of the Effective Time, pursuant to the Merger Agreement, and any directors of the Corporation who were subsequently appointed or nominated and elected to fill a vacancy created by the cessation of service of a Continuing LINK Director or a Continuing Partners Director, as applicable, pursuant to this Section 3.17(f).

Exhibit F

[Corporate Governance]

Exhibit F

Governance Matters

I. Name.

(a) Surviving Corporation: LINKBANCORP, Inc.

(b) Surviving Bank: LINKBANK

II. Boards of Directors.

(a) LINKBANCORP, Inc.:

(i) At the Effective Time, the board of directors of the Surviving Corporation shall have, at a minimum, the following committees:

•	Audit Committee

•	Compensation Committee

•	Nominating & Corporate Governance Committee

•	Enterprise Risk Committee

Partners Continuing Directors will be appointed to the above committees based on an evaluation of their skills and interests and mutually agreed to by LINK and Partners.

(b) Surviving Bank:

(i) At the Effective Time, the Surviving Bank shall establish a Delmarva Regional Advisory Board and shall appoint to it each non-employee director of TBOD who is not appointed to the Surviving Bank board of directors.

(ii) At the Effective Time, the Surviving Bank shall establish a Virginia Regional Advisory Board and shall appoint to it each non-employee director of VPB who is not appointed to the Surviving Bank board of directors.

III. Officers.

(a) Surviving Corporation:

(i) At the Effective Time, the officers of the Surviving Corporation shall consist of the officers of LINK in office immediately prior to the Effective Time.

(b) Surviving Bank:

(i) At the Effective Time, the officers of the Surviving Bank shall consist of the officers of LINKBANK in office immediately prior to the Effective Time.

(ii) In addition, at the Effective Time, the following individuals shall be appointed to hold the positions at the Surviving Bank directly opposite their names and in each case reporting to the Chief Executive Officer of the Surviving Bank:

Name	Position at Surviving Bank
John W. Breda	CEO, Delmarva Market
Adam G. Nalls	CEO, Virginia Market
David A. Talebian	President, Virginia Market
Wallace N. King	President, Fredericksburg Region

IV. Foundation.

At the Effective Time, two (2) community leaders from the Delmarva and Virginia regions shall be appointed trustees of The LINK Foundation.

V. Defined Terms.

Capitalized terms not otherwise defined herein shall have the meaning as set forth in the Agreement and Plan of Merger by and between LINKBANCORP, INC. and Partners Bancorp, Inc., dated February 22, 2023.

Exhibit G

[Form of Charter Amendment]

Exhibit G

EXHIBIT A

TO

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

LINKBANCORP, INC.

Article SIXTH, paragraph (a) of the Articles of Incorporation of LINKBANCORP, Inc. is hereby amended and restated in its entirety to read:

(a) The Corporation is organized on a stock share basis. The aggregate number of shares the Corporation is authorized to issue is 55,000,000, consisting of 50,000,000 shares of Common Stock having a par value of $0.01 per share (the “Common Stock”) and 5,000,000 shares of Preferred Stock having no par value per share (the “Preferred Stock”).

Annex B

February 22, 2023

Board of Directors

LINKBANCORP, Inc.

3045 Market Street

Camp Hill, PA 17011

Dear Members of the Board:

We have acted as your financial advisor in connection with the proposed acquisition (the “Transaction”) of Partners Bancorp (the “Counterparty”) by LINKBANCORP, Inc. (the “Company”). You have requested that we provide our opinion (the “Opinion”) as investment bankers as to whether the consideration to be given by the Company in the Transaction is fair to the Company from a financial point of view.

Pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between the Company and the Counterparty, and subject to the terms, conditions and limitations set forth therein, we understand that, subject to potential adjustments as described in the Agreement, each outstanding share of the Counterparty’s common stock (including restricted shares) will be converted into the right to receive 1.150 shares of the Company’s common stock and outstanding options on the Counterparty’s common stock will be converted into the right to receive corresponding options on the Company’s common stock . The terms and conditions of the Transaction are more fully set forth in the Agreement.

In connection with developing our Opinion we have:

(i)	reviewed certain publicly available financial statements and reports regarding the Company and the Counterparty;

(ii)	reviewed certain audited financial statements regarding the Company and the Counterparty;

(iii)

reviewed certain internal financial statements, management reports and other financial and operating data concerning the Company and the Counterparty prepared by management of the Company and management of the Counterparty, respectively;

(iv)

reviewed, on a pro forma basis, in reliance upon consensus research estimates and upon financial projections and other information and assumptions concerning the Company and the Counterparty provided by management of the Company and management of the Counterparty, respectively, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and tangible book value, both in the aggregate and, where applicable, on a per share basis of the Company;

(v)	reviewed the reported prices and trading activity for the common stock of the Company and the Counterparty;

(vi)

compared the financial performance of the Company and the Counterparty with that of certain other publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(vii)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

Stephens Inc.	111 Center Street Little Rock, AR 72201	501-377-2000 800-643-9691	www.stephens.com

February 22, 2023

(viii)	reviewed the most recent draft of the Agreement and related documents provided to us by the Company;

(ix)

discussed with management of the Company and management of the Counterparty the operations of and future business prospects for the Company and the Counterparty, respectively and the anticipated financial consequences of the Transaction to the Company and the Counterparty, respectively;

(x)	assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Counterparty; and

(xi)	performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information, financial data and financial forecasts provided to us by the Company and the Counterparty and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not independently verified or undertaken any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of the Company has assured us that it is not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Counterparty, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or of the Counterparty under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of the Company or Counterparty. We have not received or reviewed any individual loan or credit files nor have we made an independent evaluation of the adequacy of the allowance for loan and lease losses of the Company or the Counterparty. We have not made an independent analysis of the effects of the COVID-19 pandemic, the invasion of Ukraine, potential future changes in the inflation rate or other related market developments or disruptions, or of any other disaster or adversity, on the business or prospects of the Company or the Counterparty. With respect to the financial forecasts prepared by management of the Company and management of the Counterparty, including the forecasts of potential cost savings and potential synergies, we have also assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of management of the Company and management of the Counterparty, respectively, as to the future financial performance of the Company and the Counterparty, respectively, and provide a reasonable basis for our analysis. We recognize that such financial forecasts are based on numerous variables, assumptions and judgments that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such forecasts, and we express no opinion as to the reliability of such financial projections and estimates or the assumptions upon which they are based.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and the Counterparty. We issue periodic research reports regarding the business and prospects of the Company, and we make a market in the stock of the Company. We have previously received fees for providing investment banking services to the Company in connection with the initial public offering of the Company’s common stock, which priced on September 13, 2022. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Board of Directors of the Company. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could

February 22, 2023

arise out of our providing this Opinion letter. We expect to pursue future investment banking services assignments with participants in this Transaction. In the ordinary course of business, Stephens Inc. and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of any participants in the Transaction.

We are not legal, accounting, regulatory, or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the Transaction will be resolved favorably to the Company. We do not express any opinion as to any tax or other consequences that might result from the Transaction.

The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and on the information made available to us as of the date hereof. Market price data used in connection with this Opinion is based on reported market closing prices as of February 21, 2023. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion or otherwise comment on events occurring after the date hereof. We further note that the current volatility and disruption in the credit and financial markets relating to, among other things, the COVID-19 pandemic, the invasion of Ukraine or potential future changes in inflation rates may or may not have an effect on the Company or the Counterparty, and we are not expressing an opinion as to the effects of such volatility or such disruption on the Transaction or any party to the Transaction. We further express no opinion as to the prices at which shares of the Counterparty’s or Company’s common stock may trade at any time subsequent to the announcement of the Transaction.

In connection with developing this Opinion, we have assumed that, in all respects material to our analyses:

(i)	the Transaction and any related transactions will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification;

(ii)	the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct;

(iii)	each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)	all conditions to the completion of the Transaction will be satisfied within the time frames contemplated by the Agreement without any waivers;

(v)

that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Company;

(vi)

there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or the Counterparty since the date of the most recent financial statements made available to us, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact the Company or the Counterparty; and

(vii)	the Transaction will be consummated in a manner that complies with applicable law and regulations.

February 22, 2023

This Opinion is directed to, and is for the use and benefit of, the Board of Directors of the Company (in its capacity as such) solely for purposes of assisting with its review and deliberations regarding the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the Transaction, including with respect to how to vote or act with respect to the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person or entity. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of the Company or otherwise.

Our Fairness Opinion Committee has approved the Opinion set forth in this letter. Neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this Opinion and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to shareholders of the Company, provided that this Opinion letter is reproduced in its entirety, and we approve of the content of such disclosures prior to any filing, distribution or publication of such shareholder communications and prior to distribution of any amendments thereto.

Based on the foregoing and our general experience as investment bankers, and subject to the limitations, assumptions and qualifications stated herein, we are of the opinion, on the date hereof, that the consideration to be given by the Company in the Transaction is fair to the Company from a financial point of view.

Very truly yours,

STEPHENS INC.

Annex C

February 22, 2023

Board of Directors

Partners Bancorp

2245 Northwood Drive

Salisbury, MD 21801

Ladies and Gentlemen:

Partners Bancorp (“Partners”) and LINKBANCORP, Inc. (“LINK”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Partners will, subject to the terms and conditions set forth therein, merge with and into LINK (the “Merger”), so that LINK is the surviving corporation in the Merger. As set forth in the Agreement, at the Effective Time, each share of the common stock, par value $0.01 per share, of Partners (“Partners Common Stock”) issued and outstanding immediately prior to the Effective Time, except for certain shares of Partners Common Stock as specified in the Agreement, shall be converted into the right to receive 1.150 shares of common stock, par value $0.01 per share, of LINK (such common stock, “LINK Common Stock” and such consideration, the “Merger Consideration”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Partners Common Stock.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated February 18, 2023; (ii) certain publicly available financial statements and other historical financial information of Partners and its banking subsidiaries, Bank of Delmarva and Virginia Partners Bank, that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of LINK and its banking subsidiary, LINKBANK, that we deemed relevant; (iv) internal net income projections for Partners for the years ending December 31, 2023 through December 31, 2026 as well as an estimated long-term net income growth rate for the year ending December 31, 2027 and estimated dividends per share for Partners for the years ending December 31, 2023 through December 31, 2027, as provided by the senior management of Partners; (v) publicly available median analyst earnings per share estimates and median analyst dividends per share estimates for LINK for the years ending December 31, 2023 and December 31, 2024, as well as estimated long-term annual earnings per share and balance sheet growth rates and dividends per share for the years ending December 31, 2025 through December 31, 2027, as provided by the senior management of LINK; (vi) the pro forma financial impact of the Merger on LINK based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as well as estimated net income to common for Partners for the years ending December 31, 2023 through December 31, 2026 with an estimated growth rate for the year ending December 31, 2027, as provided by the senior management of LINK, and certain assumptions relating to the offer and sale of a certain amount of LINK common stock and the sale of certain Partners’ branch offices in connection with the Merger, as provided by the senior management of LINK; (vii) the publicly reported historical price and trading activity for Partners Common Stock and LINK Common Stock, including a comparison of certain stock trading information for Partners Common Stock and LINK Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for Partners and LINK with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on regional basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Partners and its representatives the business, financial condition, results of operations and prospects of Partners and held similar discussions with certain members of the senior management of LINK and its representatives regarding the business, financial condition, results of operations and prospects of LINK.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Partners, LINK or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of Partners and LINK that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Partners or LINK, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of Partners or LINK, nor any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Partners or LINK, any of their respective subsidiaries or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Partners or LINK or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for loan losses for Partners and LINK and their respective subsidiaries are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used internal net income projections for Partners for the years ending December 31, 2023 through December 31, 2026 as well as an estimated long-term net income growth rate for the year ending December 31, 2027 and estimated dividends per share for Partners for the years ending December 31, 2023 through December 31, 2027, as provided by the senior management of Partners. In addition, Piper Sandler used publicly available median analyst earnings per share estimates and median analyst dividends per share estimates for LINK for the years ending December 31, 2023 and December 31, 2024, as well as estimated long-term annual earnings per share and balance sheet growth rates and dividends per share for the years ending December 31, 2025 through December 31, 2027, as provided by the senior management of LINK. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as well as estimated net income to common for Partners for the years ending December 31, 2023 through December 31, 2026 with an estimated growth rate for the year ending December 31, 2027, as provided by the senior management of LINK, and certain assumptions relating to the offer and sale of a certain amount of LINK common stock and the sale of certain Partners’ branch offices in connection with the Merger, as provided by the senior management of LINK. With respect to the foregoing information, the respective senior managements of Partners and LINK confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of Partners and LINK, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Partners’ or LINK’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Partners and LINK will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Partners, LINK, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Partners has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Partners Common Stock or LINK Common Stock at any time or what the value of LINK Common Stock will be once the shares are actually received by the holders of Partners Common Stock.

We have acted as Partners’ financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. Partners has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler provided certain investment banking services to Partners in the two years preceding the date hereof. In summary, Piper Sandler acted as financial advisor to Partners in connection with a transaction involving OceanFirst Financial Corp, which transaction was announced in November 2021 but ultimately terminated by both parties. Piper Sandler rendered a fairness opinion to Partners in connection with the foregoing transaction for which Piper Sandler received $250,000. As you are aware, Piper Sandler provided certain investment banking services to LINK in the two years preceding the date hereof. In summary, Piper Sandler acted as book manager in connection with LINK’s initial public offering of common stock, which transaction occurred in September 2022 and for which Piper Sandler received aggregate compensation of approximately $675,000. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Partners, LINK and their respective affiliates. We may also actively trade the equity and debt securities of Partners, LINK and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Partners in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Partners as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Partners Common Stock and does not address the underlying business decision of Partners to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Partners or the effect of any other transaction in which Partners might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Partners officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper

Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement and the S-4, to be filed with the SEC and mailed to shareholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Partners Common Stock from a financial point of view.

Very truly yours,

Annex D

EXHIBIT A

TO

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

LINKBANCORP, INC.

Article SIXTH, paragraph (a) of the Articles of Incorporation of LINKBANCORP, Inc. is hereby amended and restated in its entirety to read:

(a) The Corporation is organized on a stock share basis. The aggregate number of shares the Corporation is authorized to issue is 55,000,000, consisting of 50,000,000 shares of Common Stock having a par value of $0.01 per share (the “Common Stock”) and 5,000,000 shares of Preferred Stock having no par value per share (the “Preferred Stock”).

D-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

LINKBANCORP, Inc. (“LINKBANCORP”) is a Pennsylvania corporation. Sections 1741-1743 of the Pennsylvania Business Corporation Law of 1988 (“PBCL”), provide that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in the best interests of the corporation. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification shall have been adjudged to be liable to the corporation unless and only to the extent a court determines that the person is fairly and reasonably entitled to indemnification. A corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Section 1746 of the PBCL provides that the foregoing provisions shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under, among other things, any by-law provision, provided that no indemnification may be made in any case where the act or failure or act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Section 1747 of the BCL authorizes a corporation to purchase insurance for directors and other representatives. The foregoing statement is subject to the detailed provisions of Section 1741-1850 of the PBCL.

The bylaws of LINKBANCORP provide indemnification or reimbursement for reasonable expenses actually incurred by directors or officers. However, indemnification or reimbursement shall not be provided to a director or officer for willful misconduct or recklessness.

LINKBANCORP maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering LINKBANCORP for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by LINKBANCORP.

Item 21. Exhibits and Financial Statement Schedules

(a) The following exhibits are filled herewith or incorporated herein by reference:

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and between LINKBANCORP, Inc. and Partners Bancorp, dated as of February 22, 2023. (Attached as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement)

3.1	Articles of Incorporation of LINKBANCORP, Inc., as amended, incorporated by reference to Exhibit 3.1 to Form S-4 Registration Statement, filed May 7, 2021

3.2	Amended and Restated Bylaws of LINKBANCORP, Inc., incorporated by reference to Exhibit 3.2 to Form S-4 Registration Statement, filed May 7, 2021

4.1	Specimen stock certificate, incorporated by reference to Exhibit 4.1 to Form S-4 Registration Statement, filed May 7, 2021

4.2	LINKBANCORP, Inc. Form of 5.00% Fixed to Floating Rate Subordinated Note Due 2030, incorporated by reference to Exhibit 4.2 to Form S-4 Registration Statement, filed May 7, 2021

4.3	Form of Warrant, incorporated by reference to Exhibit 4.3 to Form S-4 Registration Statement, filed May 7, 2021

1

Exhibit No.	Description

4.4	LINKBANCORP, Inc. Form of 4.50% Fixed-to-Floating Rate Subordinated Note due 2032, incorporated by reference to Exhibit 4.1 to Form 8-K, filed April 11, 2022

5.1	Opinion of Luse Gorman, PC as to validity of the securities being registered

8.1	Opinion of Luse Gorman, PC regarding certain U.S. income tax aspects of the merger*

8.2	Opinion of Troutman Pepper Hamilton Sanders LLP regarding certain U.S. income tax aspects of the merger*

21	Subsidiaries of LINKBANCORP, Inc., incorporated by reference to Exhibit 21.1 to Form 10-K filed March 31, 2022

23.1	Consent of S.R. Snodgrass, P.C.

23.2	Consent of Yount, Hyde & Barbour, P.C.

23.3	Consent of Luse Gorman, PC (included as part of its opinion filed as Exhibit 5.1)

23.4	Consent of Luse Gorman, PC (included as part of its opinion filed as Exhibit 8.1)*

23.5	Consent of Troutman Pepper Hamilton Sanders LLP (included as part of its opinion filed as Exhibit 8.2)*

24.1	Powers of Attorneys of Directors and Officers of LINKBANCORP, Inc. (included on signature page to this registration statement on Form S-4)

99.1	Form of Proxy of LINKBANCORP, Inc.*

99.2	Form of Proxy of Partners Bancorp*

99.3	Consent of Stephens Inc.

99.4	Consent of Piper Sandler & Co.

99.5	Consent of Mona D. Albertine

99.6	Consent of John W. Breda

99.7	Consent of Michael W. Clark

99.8	Consent of Mark L. Granger

99.9	Consent of Lloyd B. Harrison, III

99.10	Consent of Kenneth R. Lehman

99.11	Consent of George P. Snead

99.12	Consent of James A. Tamburro

99.13	Consent of Jeffrey F. Turner

99.14	Consent of Robert C. Wheatley

107	Filing Fee Table

*	to be filed by amendment.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

2

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus (i) that is filed pursuant to the paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes

3

of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camp Hill, Commonwealth of Pennsylvania, on the 28th day of April, 2023.

LINKBANCORP, INC.

BY:	/s/ Andrew Samuel
Andrew Samuel Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

BE IT KNOWN BY THESE PRESENT: Each of the undersigned directors and officers, has made, constituted, and appointed, and does hereby make, constitute, and appoint Andrew Samuel and Carl Lundblad, and each of them (with full power to each of them to act alone), with full power of substitution, his or her true and lawful attorneys-in-fact, for him or her and in his or her name, place and stead to affix his or her signature as director or officer or both, as the case may be, of the registrant, to any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 28th day of April, 2023.

Signatures	Title

/s/ Andrew Samuel Andrew Samuel	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Kristofer Paul Kristofer Paul	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Jennifer Delaye Jennifer Delaye	Director

/s/ Anson Flake Anson Flake	Director

/s/ George Parmer George Parmer	Director

/s/ Debra Pierson Debra Pierson	Director

/s/ Diane Poillon Diane Poillon	Director

Signatures	Title

/s/ William Pommerening William Pommerening	Director

/s/ Brent Smith Brent Smith	Executive Vice President and Director

/s/ Joseph C. Michetti, Jr. Joseph C. Michetti, Jr.	Chairman of the Board

/s/ Timothy Allison Timothy Allison	Director

/s/ Kristen Snyder Kristen Snyder	Director

/s/ David Koppenhaver David Koppenhaver	Director

/s/ Steven Tressler Steven Tressler	Director

/s/ William Jones William Jones	Director